JABIL

ANNUAL REPORT 2013

OUR EMPLOYEES AIM HIGHER

DEAR SHAREHOLDERS, EMPLOYEES AND PARTNERS,

I'm deeply honored to serve as Jabil's third CEO since our initial public offering in 1993.

I'm further humbled when I reflect upon the fact that I'll be at the helm of this incredible company during this first year since inception in 1966 when a "Morean" (William Morean Sr. or his son, Bill Morean) will not be serving in either our Executive Management ranks or on our Board of Directors. Needless to say, an immeasurable thanks is owed to the Morean family, and specifically to Bill, who retired earlier this year. Thank you, Bill.

Upon Bill's retirement, Jabil's Board of Directors appointed my predecessor, our former CEO, Tim Main, to assume the Chairman responsibilities. Tim's twelve years of stewardship far exceeded the typical tenure for Fortune 500 CEOs. His tireless work ethic and dedication led Jabil to company record revenues and profits. Tim's contributions are many and he will continue to influence Jabil in his new role as Chairman. Thank you, Tim.

Reflecting on fiscal year 2013, we added more than two dozen significant customer relationships to our roster of impressive global brands we already serve. I believe this broad diversity of customers and major end markets, coupled with our global footprint, is the basis of our resiliency. This resiliency in and of itself is designed to make Jabil a wonderful long-term investment for shareholders.

During fiscal year 2013, our team delivered company record revenues of $18.3 billion, while generating $1.2 billion in cash flows provided by operating activities. In addition, we returned roughly $200 million to shareholders through dividends and share buybacks. Growing our net cash, while maintaining keen discipline around operating margins and capital expenditures, is the key financial priority and focus for management.

In March, we organized the corporation into three distinct groupings: 1) Core operating divisions, 2) Standardized disciplines and proactive capability expansion, and 3) Strategic development and M&A. We expect this new approach will unlock additional diversified growth, via deeper investments in specialized solutions, capabilities, and technologies that are designed to serve our customers' ever-evolving needs and challenges.

Additionally, we acquired Nypro during the year and we believe this acquisition was a major strategic success. We believe the cultural alignment is strong and the commercial fit ideally supports our long-term goal of diversifying beyond the legacy electronics manufacturing services marketplace. We believe Nypro provides a tremendous brand and a solid platform for our healthcare business and consumer packaging business, as well as offering an expanded mechanics capability for our high-velocity sector.

Fiscal year 2013 was not without challenges. The macro-economy offered a modest recovery, but it was weak and unfulfilling. Our delivered earnings for the year were below expectations and, in my opinion, not reflective of the outstanding effort put forth by our team. Providing sustainable, long term value to shareholders is the key strategic priority and focus for management.

I believe the core foundation of Jabil is strong and steadfast. I have a superb team of experienced and passionate leaders. Jabil's guiding compass is embedded in our culture. We have developed a reputation of applied ingenuity, while embracing change. We are self confident, but intolerant of arrogance. We treat our employees with dignity and provide them a great place to work.

At Jabil, *We Build Stuff*—Our goal is to be the best in the world at what we do.

In closing, I would like to thank our shareholders and customers for their trust and confidence in Jabil. I would also like to thank our approximately 175,000 employees for their incredible dedication and commitment. Over the next few pages you will see a collection of some of our best and brightest from around the world of Jabil.

Respectfully,

Mark T. Mondello,
Chief Executive Officer

CHALLENGING OURSELVES

The Deliver Best Practices competition is a global continuous improvement challenge. The innovation delivered by our employees plays a critical role in taking great care of our customers and shareholders. For the fifth consecutive year, hundreds of Jabil employees from sites around the world showcased their best ideas in the Deliver Best Practices Competition. The annual event gives our employees the opportunity to share exceptional ideas within four key categories that are critical to Jabil's ongoing success.

> Operational Excellence
> Customer Satisfaction
> Human Development
> Social & Environmental Responsibility



Jabil's Board of Directors and 32 Deliver Best Practices Team Finalists



Deliver Best Practices

A Global Continuous Improvement Challenge

5TH ANNUAL DELIVER BEST PRACTICES

315
TEAM MEMBERS

185,000
CUMULATIVE MILES TRAVELED TO GET TO COMPETITION FINALS IN ST. PETERSBURG

3
THREE FIRST-TIME ENTRIES FROM NYPRO

22/11
SITES/COUNTRIES

866/70
2013 ENTRIES/SITES



OPERATIONAL EXCELLENCE

Operational excellence is central to Jabil's continued success. It provides the foundation of Jabil's value proposition to our customers as we constantly strive to improve the excellent care provided to our customers.


Customer
Operational
GPT SUZHOU
ST.PETERSBURG
2013

Top Eight Operational Excellence Finalists

Given Jabil's strong roots in manufacturing, the Operational Excellence category always provides some of the best ideas from around the company each year. For instance, in Shanghai a team designed and implemented a process which improved efficiency, reduced equipment down time, and lowered material scrap associated with a low-volume, high-mix program. A team in Suzhou automated an existing process resulting in improved cycle times and reduced costs.


Customer Satisfaction
JABIL
Steering Committee

Top Winners: Suzhou, Shanghai, Livingston

CUSTOMER SATISFACTION

As a key partner to some of the most innovative brands in the world, Jabil strives to continually exceed customers' expectations. We aim to be the leading manufacturing service provider with best-in-class capabilities and continually drive for flawless execution. As a top priority, we have invested in a formal program to measure and improve our customer performance when necessary.


Customer Satisfaction
Operational Excellence
JAB
Top Eight Customer Satisfaction Finalists



Great customer service is one of Jabil's top priorities, and we believe a fundamental element to our success. Our employees are empowered to deliver superior customer service and this year our competition provided examples of customer requested and Jabil-initiated programs. In Penang, a team recognized the need to enhance manufacturing process by providing a system which provided granular, real-time information for the customer. In Chihuahua, a team delighted its customer by decreasing cosmetic defects during the manufacturing process.


Responsibility
Global Competition
ST. PETERSBURG, FLORIDA • OCTOBER 2013
JABIL
Steering Committee

Top Winners: Shenzhen, San Diego, Chihuahua



HUMAN DEVELOPMENT

Investing in our people is the key to Jabil's success. Growing and developing talent is one of the best ways to provide our customers the best service in the industry and it also provides our employees with a rewarding professional experience.


Customer
Operational Excellence

Top Eight Human Development Finalists

The Human Development category included entries focused on professional development, safety, education, recreational and social activities, and communications. The winning entry from this year's Human Development category was from a team who developed a "buddy" program to help new employees during the on-boarding process. As a direct result of the program, new employee retention increased and employee morale greatly improved.


Customer
Competition
JABIL
Steering Committee

Top Winners: Shanghai, Huangpu, St. Petersburg

SOCIAL & ENVIRONMENTAL RESPONSIBILITY

Jabil's commitment to social and environmental responsibility is based on respect for employees, the environment and the communities in which we operate. We believe aligning these values with our business goals is vital to our success as a company. We are diligent in ensuring strict compliance with our high environmental standards in every plant we operate, and work to foster pragmatic environmental initiatives aimed at improving our impact on the environment, protecting our employees, and supporting sound fiscal practices.


Customer
Operational
Excellence

Top Eight Social & Environmental Responsibility Finalists



Jabil's environmental initiatives are focused on improving our impact on the environment, protecting our employees, and supporting the communities in which we work and live. This year's entries represent some of the very best ideas our employees had with several key goals in mind, including reducing materials used in the manufacturing process, lowering energy consumption, and giving back to the community. From solar panels on the roofs of plants to Habitat for Humanity "builds," the winning teams put forth solutions which made sense from a business and community perspective.



Social & Environmental Responsibility
Global Competition
JABIL
Operational Excellence
Global Competition
JABIL

Top Winners: Venray, Taiwan, Shanghai

FINANCIAL HIGHLIGHTS

For Fiscal Year Ended August 31 ($'s in 000's, except share data)	2013	2012	2011	2010	2009
Net revenues	$18,336,894	$17,151,941	$16,518,827	$13,409,411	$11,684,538
Net revenue year-over-year percent change	6.9%	3.8%	23.2%	14.8%	–8.6%
Operating income (loss)	$ 511,438	$ 621,931	$ 578,734	$ 327,566	$ (910,201)
Operating margin	2.8%	3.6%	3.5%	2.4%	–7.8%
Net income (loss) attributable to Jabil Circuit, Inc.	$ 371,482	$ 394,687	$ 381,063	$ 168,840	$ (1,165,212)
Income (loss) per share—basic	$ 1.83	$ 1.91	$ 1.78	$ 0.79	$ (5.63)
Income (loss) per share—diluted	$ 1.79	$ 1.87	$ 1.73	$ 0.78	$ (5.63)
Weighted average shares outstanding:					
Basic	203,096	206,160	214,502	214,332	207,002
Diluted	207,815	211,181	220,719	217,597	207,002
Capital expenditures	$ 736,858	$ 497,697	$ 458,989	$ 398,425	$ 292,238
Cash dividends declared, per share	$ 0.32	$ 0.32	$ 0.28	$ 0.28	$ 0.28
Share repurchases	$ 129,262	$ 70,991	$ 200,226	$ —	$ —

ANNUAL PERFORMANCE COMPARISON

The Performance Graph and table show a comparison of cumulative total stockholder return, assuming the reinvestment of dividends, from a $100 investment in the common stock of Jabil over the five-year period ending August 31, 2013, with the cumulative stockholder return of the (1) S&P 500 Stock Index (the "S&P 500 Index") and (2) a peer group that includes Benchmark Electronics Inc., Celestica Inc., Flextronics International Ltd., Plexus Corp. and Sanmina Corp.

August 31	2008	2009	2010	2011	2012	2013
Jabil	$100	68	65	108	148	151
S&P 500 Index	$100	82	86	102	120	142
Peer Group	$100	74	63	70	78	106

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
Assumes Initial Investment of $100
August 31, 2013


$160
140
120
100
80
60
40
20
0
2008
2009
2010
2011
2012
2013
Jabil
S&P 500 Index
Peer Group

The information contained in the performance graph and table should not be deemed "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into such filings.

This Annual Report contains forward-looking statements (within the meaning of federal securities laws). Please see the introduction of the fiscal 2013 Form 10-K filed with the Securities and Exchange Commission for additional information regarding forward-looking statements.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-14063

SEC
Mail Processing
Section
DEC 18 2013
Washington DC
404

JABIL

JABIL CIRCUIT, INC.

(Exact name of registrant as specified in its charter)

Delaware	**38-1886260**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

10560 Dr. Martin Luther King, Jr. Street North, St. Petersburg, Florida 33716
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code
(727) 577-9749

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant based on the closing sale price of the Common Stock as reported on the New York Stock Exchange on February 28, 2013 was approximately $3.7 billion. For purposes of this determination, shares of Common Stock held by each officer and director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the registrant's Common Stock as of the close of business on October 8, 2013, was 203,165,430. The registrant does not have any non-voting stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant's definitive Proxy Statement for the 2013 Annual Meeting of Stockholders scheduled to be held on January 23, 2014 is incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

JABIL CIRCUIT, INC.

2013 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

References in this report to "the Company," "Jabil," "we," "our," or "us" mean Jabil Circuit, Inc. together with its subsidiaries, except where the context otherwise requires. This Annual Report on Form 10-K contains certain statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") which are made in reliance upon the protections provided by such acts for forward-looking statements. These forward-looking statements (such as when we describe what "will," "may," or "should" occur, what we "plan," "intend," "estimate," "believe," "expect" or "anticipate" will occur, and other similar statements) include, but are not limited to, statements regarding future sales and operating results, potential risks pertaining to these future sales and operating results, future prospects, anticipated benefits of proposed (or future) acquisitions, dispositions and new facilities, growth, the capabilities and capacities of business operations, any financial or other guidance and all statements that are not based on historical fact, but rather reflect our current expectations concerning future results and events. We make certain assumptions when making forward-looking statements, any of which could prove inaccurate, including, but not limited to, statements about our future operating results and business plans. Therefore, we can give no assurance that the results implied by these forward-looking statements will be realized. Furthermore, the inclusion of forward-looking information should not be regarded as a representation by the Company or any other person that future events, plans or expectations contemplated by the Company will be achieved. The ultimate correctness of these forward-looking statements is dependent upon a number of known and unknown risks and events, and is subject to various uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. The following important factors, among others, could affect future results and events, causing those results and events to differ materially from those expressed or implied in our forward-looking statements:

- *business conditions and growth or declines in our customers' industries, the electronic manufacturing services industry and the general economy;*
- *variability of our operating results;*
- *our dependence on a limited number of major customers;*
- *the termination or substantial winding down of our business relationship with BlackBerry Limited (this could include restructuring related expenses, which are still being determined and could have a material adverse effect) and any other potential future termination, or substantial winding down, of other significant customer relationships;*
- *availability of components;*
- *our dependence on certain industries;*
- *the susceptibility of our production levels to the variability of customer requirements, including seasonal influences on the demand for certain end products;*
- *our substantial international operations, and the resulting risks related to our operating internationally, including weak global economic conditions, instability in global credit markets, governmental restrictions on the transfer of funds to us from our operations outside the U.S. and unfavorable fluctuations in currency exchange rates;*
- *the potential consolidation of our customer base, and the potential movement by some of our customers of a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity;*
- *our ability to successfully negotiate definitive agreements and consummate dispositions and acquisitions, and to integrate operations following the consummation of acquisitions (including the recently completed acquisition of Nypro Inc. ("Nypro"));*

- *our ability to take advantage of our past, current and possible future restructuring efforts to improve utilization and realize savings and whether any such activity will adversely affect our cost structure, our ability to service customers and our labor relations;*

- *our ability to maintain our engineering, technological and manufacturing process expertise;*

- *other economic, business and competitive factors affecting our customers, our industry and our business generally; and*

- *other factors that we may not have currently identified or quantified.*

For a further list and description of various risks, relevant factors and uncertainties that could cause future results or events to differ materially from those expressed or implied in our forward-looking statements, see the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections contained in this document. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements.

All forward-looking statements included in this Annual Report on Form 10-K are made only as of the date of this Annual Report on Form 10-K, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur, or of which we hereafter become aware. You should read this document and the documents that we incorporate by reference into this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PART I

Item 1. Business

The Company

We are one of the leading providers of worldwide electronic manufacturing services and solutions. We provide comprehensive electronics design, production and product management services to companies in the aerospace, automotive, computing, consumer, defense, healthcare, industrial, instrumentation, medical, networking, packaging, peripherals, solar, storage and telecommunications industries. We serve our customers primarily with dedicated business units that combine highly automated, continuous flow manufacturing with advanced electronic design and design for manufacturability. We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our revenue, net of estimated return costs ("net revenue"). Based on net revenue, for the fiscal year ended August 31, 2013 our largest customers currently include Apple, Inc., BlackBerry Limited, Cisco Systems, Inc., EchoStar Corporation, Ericsson, General Electric Company, Hewlett-Packard Company, Ingenico S.A., International Business Machines Corporation and NetApp, Inc. For the fiscal year ended August 31, 2013, we had net revenues of approximately $18.3 billion and net income attributable to Jabil Circuit, Inc. of approximately $371.5 million.

We offer our customers comprehensive electronics design, production and product management services that are responsive to their manufacturing and supply chain management needs. Our business units are capable of providing our customers with varying combinations of the following services:

- integrated design and engineering;

- component selection, sourcing and procurement;

- automated assembly;

- design and implementation of product testing;

- parallel global production;
- enclosure services;
- systems assembly, direct order fulfillment and configure to order;
- injection molding, metal, plastics, precision machining and automation; and
- aftermarket services.

We currently conduct our operations in facilities that are located in Argentina, Austria, Belgium, Brazil, Canada, China, Colombia, Czech Republic, England, France, Germany, Hungary, India, Ireland, Israel, Italy, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, South Korea, Taiwan, Turkey, Ukraine, United Arab Emirates, the U.S. and Vietnam. Our global manufacturing production sites allow customers to manufacture products simultaneously in the optimal locations for their products. Our services allow customers to reduce manufacturing costs, improve supply-chain management, reduce inventory obsolescence, lower transportation costs and reduce product fulfillment time. We have identified our global presence as a key to assessing our business opportunities.

We manage our business and operations in the following three segments: Diversified Manufacturing Services ("DMS"), Enterprise & Infrastructure ("E&I") and High Velocity Systems ("HVS"). Our DMS segment is composed of dedicated resources to manage higher complexity global products in regulated and other industries and introduce materials and process technologies including design and aftermarket services to our global customers. Our E&I and HVS segments offer integrated global manufacturing and supply chain solutions designed to provide cost effective solutions for our customers. Our E&I segment is focused on our customers primarily in the computing, storage, networking and telecommunication sectors. Our HVS segment is focused on the particular needs of the consumer products industry, including mobility, display, set-top boxes and peripheral products such as printers and point of sale terminals.

Our principal executive offices are located at 10560 Dr. Martin Luther King, Jr. Street North, St. Petersburg, Florida 33716, and our telephone number is (727) 577-9749. We were incorporated in Delaware in 1992. Our website is located at http://www.jabil.com. Through a link on the "Investors" section of our website, we make available the following financial filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"): our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. Information contained in our website, whether currently posted or posted in the future, is not a part of this document or the documents incorporated by reference in this document.

Industry Background

The industry in which we operate is composed of companies that provide a range of manufacturing, design and aftermarket services to companies that utilize electronics components. The industry experienced rapid change and growth through the 1990s as an increasing number of companies chose to outsource an increasing portion, and, in some cases, all of their manufacturing requirements. In mid-2001, the industry's revenue declined as a result of significant cut-backs in customer production requirements, which was consistent with the overall downturn in the technology sector at the time. In response to this downturn in the technology sector, we implemented restructuring programs to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers. Industry revenues generally began to stabilize in 2003 and companies began to turn more to outsourcing versus internal manufacturing. In addition, the number of industries serviced, as well as the market penetration in certain industries, by electronic manufacturing service providers has increased over the past several years. In mid-2008, the industry's revenue declined when a deteriorating macro-economic environment resulted in illiquidity in global credit markets and a significant economic downturn in the North American, European and Asian markets. In response to this downturn, we implemented additional restructuring programs, including the restructuring plan that was approved by our Board of Directors in fiscal year 2013 (the "2013 Restructuring Plan"), to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers.

Uncertainty remains regarding the extent and timing of the current global economic recovery, particularly in those countries (such as in much of Europe) where economic conditions remain at risk. We will continue to monitor the current economic environment and its potential impact on both the customers that we serve as well as our end-markets and closely manage our costs and capital resources so that we can respond appropriately as circumstances continue to change. Over the longer term, however, we believe the factors driving our customers and potential customers to utilize our industry's services include:

- ***Reduced Product Cost.*** Manufacturing service providers are often able to manufacture products at a reduced total cost to companies. These cost advantages result from higher utilization of capacity because of diversified product demand and, generally, a greater focus on elements of manufacturing cost.

- ***Accelerated Product Time-to-Market and Time-to-Volume.*** Manufacturing service providers are often able to deliver accelerated production start-ups and achieve high efficiencies in transferring new products into production. Providers are also able to more rapidly scale production for changing markets and to position themselves in global locations that serve the leading world markets. With increasingly shorter product life cycles, these key services allow new products to be sold in the marketplace in an accelerated time frame.

- ***Access to Advanced Design and Manufacturing Technologies.*** Customers gain access to additional advanced technologies in manufacturing processes, as well as product and production design. Product and production design services may offer customers significant improvements in the performance, cost, time-to-market and manufacturability of their products.

- ***Improved Inventory Management and Purchasing Power.*** Manufacturing service providers are often able to more efficiently manage both procurement and inventory, and have demonstrated proficiency in purchasing components at improved pricing due to the scale of their operations and continuous interaction with the materials marketplace.

- ***Reduced Capital Investment in Manufacturing.*** Companies are increasingly seeking to lower their investment in inventory, facilities and equipment used in manufacturing in order to allocate capital to other activities such as sales and marketing and research and development ("R&D"). This strategic shift in capital deployment has contributed to increased demand for and interest in outsourcing to external manufacturing service providers.

Our Strategy

We are focused on expanding our position as one of the leading providers of worldwide electronic manufacturing services and solutions. To achieve this objective, we continue to pursue the following strategies:

- ***Establish and Maintain Long-Term Customer Relationships.*** Our core strategy is to establish and maintain long-term relationships with leading companies in expanding industries with size and growth characteristics that can benefit from highly automated, continuous flow manufacturing on a global scale. Over the past several years, we have made concentrated efforts to diversify our industry sectors and customer base. As a result of these efforts, we have experienced business growth from existing customers and from new customers. Additionally, our acquisitions have contributed to our business growth. We focus on maintaining long-term relationships with our customers and seek to expand these relationships to include additional product lines and services. In addition, we have a focused effort to identify and develop relationships with new customers who meet our profile.

- ***Utilize Business Units.*** Most of our business units are dedicated to one customer and operate with a high level of autonomy, primarily utilizing dedicated production equipment, production workers, supervisors, buyers, planners and engineers. We believe our customer centric business units promote increased responsiveness to our customers' needs, particularly as a customer relationship grows to multiple production locations.

- ***Expand Parallel Global Production.*** Our ability to produce the same product on a global scale is a significant requirement of our customers. We believe that parallel global production is a key strategy to reduce obsolescence risk and secure the lowest landed costs while simultaneously supplying products of equivalent or comparable quality throughout the world. Consistent with this strategy, we have established or acquired operations in Argentina, Austria, Belgium, Brazil, Canada, China, Colombia, Czech Republic, England, France, Germany, Hungary, India, Ireland, Israel, Italy, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, South Korea, Taiwan, Turkey, Ukraine, United Arab Emirates and Vietnam to increase our European, Asian and Latin American presence.

- ***Offer Systems Assembly, Direct-Order Fulfillment and Configure-to-Order Services.*** Our systems assembly, direct-order fulfillment and configure-to-order services allow our customers to reduce product cost and risk of product obsolescence by reducing total work-in-process and finished goods inventory. These services are available at all of our manufacturing locations.

- ***Offer Design and Aftermarket Services.*** We offer a wide spectrum of value-add design services for products that we manufacture for our customers. We provide these services to enhance our relationships with current customers by allowing them the flexibility to utilize complementary design services to achieve improvements in performance, cost, time-to-market and manufacturability, as well as to help develop relationships with new customers. We also offer aftermarket services from strategic hub locations. Our aftermarket service centers allow us to provide service to our customers' products following completion of the traditional manufacturing and fulfillment process.

- ***Pursue Selective Acquisition Opportunities.*** Traditionally, Electronic Manufacturing Services ("EMS") companies have acquired manufacturing capacity from customers to drive growth, expand footprint and gain new customers. More recently, our acquisition strategy has expanded beyond focusing on acquisition opportunities presented by companies divesting internal manufacturing operations to include opportunities to acquire smaller EMS competitors who are focused on our key growth areas which include specialized manufacturing in key markets (such as healthcare, defense and aerospace and industrial), aftermarket services, materials technology, design operations and/or other acquisition opportunities complementary to our services offerings. The primary goal of our acquisition strategy is to complement our current capabilities and diversify our business into new industry sectors and with new customers, and to expand the scope of the services we can offer to our customers. As the scope of our acquisition opportunities expands, the risks associated with our acquisitions expand as well, both in terms of the amount of risk we face and the scope of such risks. See "Risk Factors — We have on occasion not achieved, and may not in the future achieve, expected profitability from our acquisitions."

Our Approach to Manufacturing

In order to achieve high levels of manufacturing performance, we have adopted the following approaches:

- ***Business Units.*** Most of our business units are dedicated to one customer and are empowered to formulate strategies tailored to individual customer needs. Most of our business units have dedicated production lines consisting of equipment, production workers, supervisors, buyers, planners and engineers. Under certain circumstances, a production line may include more than one business unit in order to maximize resource utilization. Business units have direct responsibility for manufacturing results and time-to-volume production, promoting a sense of individual commitment and ownership. The business unit approach is modular and enables us to grow incrementally without disrupting the operations of other business units.

- ***Business Unit Management.*** Our Business Unit Managers coordinate all financial, manufacturing and engineering commitments for each of our customers at a particular manufacturing facility. Our Business Unit Directors oversee local Business Unit Managers and coordinate worldwide financial, manufacturing and engineering commitments for each of our customers that have global production requirements. Jabil's Business Unit Management has the authority (within high-level parameters set by executive management) to develop customer relationships, make design strategy decisions and production commitments, establish pricing, and implement production and electronic design changes. Business Unit Managers and Directors are also responsible for assisting customers with strategic planning for future products, including developing cost and technology goals. These Managers and Directors operate autonomously with responsibility for the development of customer relationships and direct profit and loss accountability for business unit performance.

- ***Automated Continuous Flow.*** We use a highly automated, continuous flow approach where different pieces of equipment are joined directly or by conveyor to create an in-line assembly process. This process is in contrast to a batch approach, where individual pieces of assembly equipment are operated as freestanding work-centers. The elimination of waiting time prior to sequential operations results in faster manufacturing, which improves production efficiencies and quality control, and reduces inventory work-in-process. Continuous flow manufacturing provides cost reductions and quality improvement when applied to volume manufacturing.

- ***Computer Integration.*** We support all aspects of our manufacturing activities with advanced computerized control and monitoring systems. Component inspection and vendor quality are monitored electronically in real-time. Materials planning, purchasing, stockroom and shop floor control systems are supported through a computerized Manufacturing Resource Planning system, providing customers with a continuous ability to monitor material availability and track work-in-process on a real-time basis. Manufacturing processes are supported by a real-time, computerized statistical process control system, whereby customers can remotely access our computer systems to monitor real-time yields, inventory positions, work-in-process status and vendor quality data. See "Technology" and "Risk Factors — Any delay in the implementation of our information systems could disrupt our operations and cause unanticipated increases in our costs."

- ***Supply Chain Management.*** We make available an electronic commerce system/electronic data interchange and web-based tools for our customers and suppliers to implement a variety of supply chain management programs. Most of our customers utilize these tools to share demand and product forecasts and deliver purchase orders. We use these tools with most of our suppliers for just-in-time delivery, supplier-managed inventory and consigned supplier-managed inventory.

Our Design Services

We offer a wide spectrum of value-add design services for products that we manufacture for our customers. We provide these services to enhance our relationships with current customers and to help develop relationships with our new customers. We offer the following design services:

- ***Electronic Design.*** Our Electronic Design team provides electronic circuit design services, including application-specific integrated circuit design and firmware development. These services have been used by our customers for a variety of products including cellular phones and accessory products, notebook and personal computers, servers, radio frequency products, video set-top boxes, optical communications products, personal digital assistants, communication and broadband products, automotive and consumer appliance controls.

- ***Industrial Design Services.*** Our Industrial Design team designs the "look and feel" of the plastic and metal enclosures that house the electro-mechanics, including the printed circuit board assemblies ("PCBA").

- ***Mechanical Design.*** Our Mechanical Design team specializes in three-dimensional mechanical design with the analysis of electronic, electro-mechanical and optical assemblies using state of the art modeling and analytical tools. The mechanical team has extended Jabil's product design offering capabilities to include all aspects of industrial design, advance mechanism development and tooling management.

- ***Computer-Assisted Design.*** Our Computer-Assisted Design ("CAD") team provides PCBA design services using advanced CAD engineering tools, PCBA design validation and verification services, and other consulting services, which include the generation of a bill of materials, approved vendor list and assembly equipment configuration for a particular PCBA design. We believe that our CAD services result in PCBA designs that are optimized for manufacturability and cost efficiencies, and accelerate the product's time-to-market and time-to-volume production.

- ***Product Validation.*** Our Product Validation team provides complete product and process validation. This includes product system test, product safety, regulatory compliance and reliability test.

- ***Manufacturing Test Solution Development.*** Our Manufacturing Test Solution Development team works as an integral function to the design team to embed design for testability and minimization of capital and resource investment for mass manufacturing. The use of software driven instrumentation and test process design and management has enhanced our customer product quality and less human dependent test processes. The full electronic test data-log of customer products has allowed customer product test traceability and visibility throughout the manufacturing test process.

Our design centers are located in: Vienna, Austria; Hasselt, Belgium; Beijing, Hong Kong, Shanghai and Wuxi, China; Colorado Springs, Colorado; St. Petersburg, Florida; Jena, Germany; Chicago, Illinois; Bray, Ireland; Clinton, Massachusetts; Tampines, Singapore; and Hsinchu, Taichung and Taipei, Taiwan. Our teams are strategically staffed to support Jabil customers for all development projects, including turnkey system design and design for manufacturing activities. See "Risk Factors — We may not be able to maintain our engineering, technological and manufacturing process expertise."

We are exposed to different or greater potential liabilities from our design services than those we face from our regular manufacturing services. See "Risk Factors — Our design services and turnkey solutions offerings may result in additional exposure to product liability, intellectual property infringement and other claims, in addition to the business risk of being unable to produce the revenues necessary to profit from these services."

Our Systems Assembly, Test, Direct-Order Fulfillment and Configure-to-Order Services

We offer systems assembly, test, direct-order fulfillment and configure-to-order services to our customers. Our systems assembly services extend our range of assembly activities to include assembly of higher-level sub-systems and systems incorporating multiple PCBAs. We maintain systems assembly capacity to meet the demands of our customers. In addition, we provide testing services, based on quality assurance programs developed with our customers, of the PCBAs, sub-systems and systems products that we manufacture. Our quality assurance programs include circuit testing under various environmental conditions to try to ensure that our products meet or exceed required customer specifications. We also offer direct-order fulfillment and configure-to-order services for delivery of final products we assemble for our customers.

Our Aftermarket Services

As an extension of our manufacturing model and an enhancement to our total global solution, we offer aftermarket services from strategic hub locations. Jabil aftermarket service centers provide warranty and repair services to certain of our manufacturing customers, as well as to other customers. We have the ability to service our customers' products following completion of the traditional manufacturing and fulfillment process..

Our aftermarket service centers are located in: Buenos Aires, Argentina; Valinhos, Brazil; Toronto, Canada; Shanghai and Suzhou, China; Bogota, Colombia; Ostrava, Czech Republic; Coventry and Solihull, England; St. Petersburg and Tampa, Florida; Pecs and Szombathely, Hungary; Council Bluffs, Iowa; Manesar, India; Louisville, Kentucky; Penang, Malaysia; Chihuahua and Reynosa, Mexico; Amsterdam and Venray, The Netherlands; Bydgoszcz, Poland; Tver, Russia; Tampines, Singapore; Sungnam-si, South Korea; Memphis, Tennessee; McAllen and Plano, Texas; Ankara, Turkey; Uzhgorod, Ukraine; and Dubai, United Arab Emirates.

Technology

We believe that our manufacturing and testing technologies are among the most advanced in the industry. Through our R&D efforts, we intend to continue to offer our customers among the most advanced highly automated, continuous flow manufacturing process technologies for precise and aesthetic mechanical components and system assembly. These technologies include automation, electronic interconnection, advanced polymer and metal material science, automated tooling, single/multi-shot injection molding, stamping, multi-axed Computer Numerical Control ("CNC"), spray painting, vacuum metallization, physical vapor deposition, digital printing, anodization, thermal-plastic composite formation, plastic with embedded electronics, in-mold labeling, leather/wood overmolding, metal cover with insert-molded or die-casting features for assembly, seamless display cover with integrated touch sensor, plastic cover with insert-molded glass lens and advanced testing solutions. In addition to our R&D activities, we are continuously making refinements to our existing manufacturing processes in connection with providing manufacturing services to our customers. See "Risk Factors — We may not be able to maintain our engineering, technological and manufacturing process expertise."

Research and Development

To meet our customers' increasingly sophisticated needs, we continuously engage in product research and design activities. These activities include electronic design, mechanical design, software design, system level design, material processing research (including plastics, metal, glass and ceramic), component and product validation, as well as other design and process development related activities necessary to manufacture our customers' products in the most cost-effective and consistent manner. We are engaged in advanced research and platform designs for products including: mobile internet devices and associated accessories, multi-media tablets, two-way radios, health care and life science products, server and storage products, set-top and digital home products and printing products. These activities focus on assisting our customers in product creation and manufacturing solutions. For fiscal years 2013, 2012 and 2011, we expended $28.5 million, $25.8 million, and $25.0 million, respectively, on R&D activities.

Financial Information about Business Segments

We derive revenue from providing comprehensive electronics design, production and product management services. Management evaluates performance and allocates resources on a segment basis. At August 31, 2013, our reportable operating segments consisted of three segments — DMS, E&I and HVS. See Note 11 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements.

Customers and Marketing

Our core strategy is to establish and maintain long-term relationships with leading companies in expanding industries with the size and growth characteristics that can benefit from highly automated, continuous flow manufacturing on a global scale. A small number of customers and significant industry sectors have historically comprised a major portion of our net revenue. The table below sets forth the respective portion of net revenue for the applicable period attributable to our customers who individually accounted for approximately 10% or more of our net revenue in any respective period:

	Fiscal Year Ended August 31,		
	2013	2012	2011
Apple, Inc.	19%	13%	*
BlackBerry Limited[1]	12%	10%	15%
Cisco Systems, Inc.	*	10%	13%

* Amount was less than 10% of total

(1) During the fourth quarter of fiscal year 2013, Research in Motion Limited changed its name to BlackBerry Limited. We are currently in ongoing discussions with BlackBerry Limited regarding the termination or substantial winding down of our business relationship. No reserve has currently been established regarding

the termination or winding down of the customer relationship as a loss is not considered probable. The reduction in business could include restructuring and related expenses, which are still being determined and could have a material adverse effect on results of operations.

The following table sets forth, for the periods indicated, revenue by segment expressed as a percentage of net revenue:

	Fiscal Year Ended August 31,		
	2013	2012	2011
DMS			
Specialized Services	29%	24%	17%
Industrial & CleanTech	10%	12%	12%
Instrumentation & Healthcare	6%	8%	7%
Total DMS	**45%**	**44%**	**36%**
Total E&I	**30%**	**29%**	**32%**
Total HVS	**25%**	**27%**	**32%**
Total	**100%**	**100%**	**100%**

In fiscal year 2013, our five largest customers accounted for approximately 53% of our net revenue and 58 customers accounted for approximately 90% of our net revenue. We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue and upon their growth, viability and financial stability. See "Risk Factors — Because we depend on a limited number of customers, a reduction in sales to any one of our customers could cause a significant decline in our revenue," "Risk Factors — Consolidation in industries that utilize our services may adversely affect our business" and Note 11 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements.

We have made concentrated efforts to diversify our industry sectors and customer base, including but not limited to increasing our net revenue in the instrumentation and healthcare sector and the HVS segment, through acquisitions and organic growth. Our Business Unit Managers and Directors, supported by executive management, work to expand existing customer relationships through the addition of product lines and services. These individuals also identify and attempt to develop relationships with new customers who meet our profile. This profile includes financial stability, need for technology-driven turnkey manufacturing, anticipated unit volume and long-term relationship stability. Unlike traditional sales managers, our Business Unit Managers and Directors are responsible for ongoing management of production for their customers.

International Operations

A key element of our strategy is to provide localized production of global products for leading companies in the major consuming regions of the Americas, Europe and Asia. Consistent with this strategy, we have established or acquired operations in Argentina, Austria, Belgium, Brazil, Canada, China, Colombia, Czech Republic, England, France, Germany, Hungary, India, Ireland, Israel, Italy, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, South Korea, Taiwan, Turkey, Ukraine, United Arab Emirates and Vietnam.

Our European operations provide European and multinational customers with design, manufacturing and aftermarket services to satisfy their local market consumption requirements.

Our Asian operations enable us to provide local manufacturing and design services and a more competitive cost structure in the Asian market; and serve as a low cost manufacturing source for new and existing customers in the global market.

Our Latin American operations located in Mexico enable us to provide a low cost manufacturing source for new and existing customers principally in the U.S. marketplace. Our Latin American operations located in South

America provide customers with manufacturing and aftermarket services to satisfy their local market consumption requirements.

See "Risk Factors — We derive a majority of our revenue from our international operations, which may be subject to a number of risks and often require more management time and expense to achieve profitability than our domestic operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition

Our business is highly competitive. We compete against numerous domestic and foreign electronic manufacturing services and design providers, including Benchmark Electronics, Inc., Celestica, Inc., Flextronics International Ltd., Hon-Hai Precision Industry Co., Ltd., Plexus Corp. and Sanmina-SCI Corporation. In addition, past consolidation in our industry has resulted in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Also, we may in the future encounter competition from other large electronic manufacturers, and manufacturers that are focused solely on design and manufacturing services, that are selling, or may begin to sell electronics manufacturing services. Most of our competitors have international operations and significant financial resources and some have substantially greater manufacturing, R&D and marketing resources than we have.

We also face competition from the manufacturing operations of our current and potential customers, who are continually evaluating the merits of manufacturing products internally against the advantages of outsourcing. In the past, some of our customers moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity.

We may be operating at a cost disadvantage compared to competitors who (a) have greater direct buying power from component suppliers, distributors and raw material suppliers, (b) have lower cost structures as a result of their geographic location or the services they provide, (c) are willing to make sales or provide services at lower margins than we do (including relationships where our competitors are willing to accept a lower margin from certain of their customers for whom they perform other higher margin business) or (d) have increased their vertical capabilities, thereby potentially providing them greater cost savings. As a result, competitors may procure a competitive advantage and obtain business from our customers. Our manufacturing processes are generally not subject to significant proprietary protection. In addition, companies with greater resources or a greater market presence may enter our market or increase their competition with us. We also expect our competitors to continue to improve the performance of their current products or services, to reduce the sales prices of their current products or services and to introduce new products or services that may offer greater performance and improved pricing. Any of these developments could cause a decline in our sales, loss of market acceptance of our products or services, compression of our profits or loss of our market share. See "Risk Factors — We compete with numerous other electronic manufacturing services and design providers and others, including our current and potential customers who may decide to manufacture some or all of their products internally."

Backlog

Our order backlog at August 31, 2013 was valued at approximately $3.9 billion, compared to approximately $5.1 billion at August 31, 2012. Although our backlog consists of firm purchase orders, the level of backlog at any particular time may not be necessarily indicative of future sales. Given the nature of our relationships with our customers, we frequently allow our customers to cancel or reschedule deliveries, and therefore, backlog is often not a meaningful indicator of future financial results. Although we may seek to negotiate fees to cover the costs of such cancellations or rescheduling, we may not always be successful in such negotiations. See "Risk Factors — Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and capital expenditures, and to maximize the efficiency of our manufacturing capacity."

Seasonality

Production levels for a portion of the DMS and HVS segments are subject to seasonal influences. We may realize greater net revenue during our first fiscal quarter due to higher demand for consumer related products manufactured in the DMS and HVS segments during the holiday selling season.

Components Procurement

We procure components from a broad group of suppliers, determined on an assembly-by-assembly basis. Almost all of the products we manufacture require one or more components that are only available from a single supplier. Some of these components are allocated from time to time by the supplier in response to supply shortages. In some cases, supply shortages will substantially curtail production of all assemblies using a particular component. A supply shortage can also increase our cost of goods sold, as a result of our having to pay higher prices for components in limited supply, and cause us to have to redesign or reconfigure products to accommodate a substitute component. In addition, at various times industry-wide shortages of electronic components have occurred, particularly of semiconductor, relay and capacitor products. We believe these past shortages were due to increased economic activity following recessionary conditions and natural disasters (such as the March 2011 earthquake and tsunami in Japan and the flooding in Thailand in the second half of 2011). In the past, such circumstances have produced insignificant levels of short-term interruption of our operations, but they could have a material adverse effect on our results of operations in the future. Our production of a customer's product could be negatively impacted by any quality or reliability issues with any of our component suppliers. The financial condition of our suppliers could affect their ability to supply us with components which could have a material adverse effect on our operations. See "Risk Factors — We depend on a limited number of suppliers for components that are critical to our manufacturing processes. A shortage of these components or an increase in their price could interrupt our operations and reduce our profits, increase our inventory carrying costs, increase our risk of exposure to inventory obsolescence and cause us to purchase components of a lesser quality."

Proprietary Rights

We regard certain of our manufacturing processes and electronic designs as proprietary intellectual property. To protect our proprietary rights, we rely largely upon a combination of intellectual property laws, non-disclosure agreements with our customers, employees, and suppliers and our internal security systems, policies and procedures. Although we take steps to protect our intellectual property, misappropriation may still occur. Historically, for strategic reasons, we have not sought patent protection for many of our proprietary processes, designs or other patentable intellectual property. We currently have a relatively modest number of solely owned and jointly held patents for various innovations, and we believe that our product research and design activities and related manufacturing process developments may result in growth of our patent portfolio and its importance to us, particularly as we expand our business activities. Other important factors include the knowledge and experience of our management and personnel and our ability to develop, enhance and market manufacturing services.

We license some technology and intellectual property rights from third parties that we use in providing manufacturing and design services to our customers. Generally, the license agreements which govern such third party technology and intellectual property rights grant us to the right to use the subject technology anywhere in the world and will terminate upon a material breach by us.

We believe that our electronic designs and manufacturing processes do not infringe on the proprietary rights of third parties. However, if third parties successfully assert infringement claims against us with respect to past, current or future designs or processes, we could be required to enter into an expensive royalty arrangement, develop non-infringing designs or processes, discontinue use of the infringing design or processes, or engage in costly litigation. See "Risk Factors — We may not be able to maintain our engineering, technological and manufacturing process expertise," "Risk Factors — Our regular manufacturing processes and services may result in exposure to intellectual property infringement and other claims," "Risk Factors — The success of our turnkey solution activities depends in part on our ability to obtain, protect and leverage intellectual property rights to our designs" and "Risk Factors — Intellectual property infringement claims against our customers, our suppliers or us could harm our business."

Employees

As of August 31, 2013, we employed approximately 177,000 people worldwide. None of our domestic employees are represented by a labor union. In certain international locations, our employees are represented by labor unions and by works councils. We have never experienced a significant work stoppage or strike and we believe that our employee relations are good.

Geographic Information

The information regarding net revenue and long-lived assets set forth in Note 11 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements, is hereby incorporated by reference into this Part I, Item 1.

Environmental

We are subject to a variety of federal, state, local and foreign environmental, health and safety, product stewardship and producer responsibility laws and regulations, including those relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process, those governing worker health and safety, those requiring design changes, supply chain investigation or conformity assessments or those relating to the recycling or reuse of products we manufacture. If we fail to comply with any present and future regulations, we could become subject to liabilities, and we could face fines or penalties, the suspension of production, or prohibitions on sales of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses, including expenses associated with the recall of any non-compliant product or with changes in our operational, procurement and inventory management activities. See "Risk Factors — Compliance or the failure to comply with current and future environmental, health and safety, product stewardship and producer responsibility laws or regulations could cause us significant expense."

Executive Officers of the Registrant

Executive officers are appointed by the Board of Directors and serve at the discretion of the Board. Each executive officer is a full-time employee of Jabil. There are no family relationships among our executive officers and directors. There are no arrangements or understandings between any of our executive officers and any other persons pursuant to which any of such executive officers were selected. Below is a list of our executive officers as of the most recent practicable date.

Forbes I.J. Alexander (age 53) was named Chief Financial Officer in September 2004. Mr. Alexander joined Jabil in 1993 as Controller of Jabil's Scottish operation and was promoted to Assistant Treasurer in April 1996. Mr. Alexander was Treasurer from November 1996 to August 2004. Prior to joining Jabil, Mr. Alexander was Financial Controller of Tandy Electronics European Manufacturing Operations in Scotland and has held various financial positions with Hewlett Packard and Apollo Computer. Mr. Alexander is a Fellow of the Institute of Chartered Management Accountants. He holds a B.A. in Accounting from the University of Abertay Dundee, Scotland.

Sergio A. Cadavid (age 57) was named Senior Vice President, Treasurer in September 2013. Mr. Cadavid joined Jabil in 2006 as Treasurer. Prior to joining Jabil, Mr. Cadavid was Corporate Assistant Treasurer for Owens-Illinois, Inc. in Toledo, Ohio. Mr. Cadavid joined Owens — Illinois, Inc. in 1988 and held various financial and administrative positions in the U.S., Italy and Colombia. He has also held various positions with The Quaker Oats Company, Arthur Andersen & Co. and J.M. Family Enterprises, Inc. He holds an M.B.A. from the University of Florida and a B.B.A. from Florida International University.

Michael Dastoor (age 48) was named Senior Vice President, Controller in July 2010. Mr. Dastoor joined Jabil in 2000 as Regional Controller — Asia Pacific and was named Controller in June 2004. Prior to joining Jabil, Mr. Dastoor was a Regional Financial Controller for Inchcape PLC. Mr. Dastoor joined Inchcape in 1993.

He holds a degree in Finance and Accounting from the University of Bombay. Mr. Dastoor is a Chartered Accountant from the Institute of Chartered Accountants in England and Wales.

Joseph A. McGee (age 51) was named Executive Vice President, Strategic Planning and Development in January 2010 and was designated as an executive officer in July 2013. Mr. McGee joined Jabil in 1993 as a Business Unit Manager. From 1993 through 2004, Mr. McGee held several positions, including Director of Business Development, Malaysia, General Manager, California and Vice President, Global Business Units. Mr. McGee was promoted to Senior Vice President, Global Business Units in September 2004 and Senior Vice President, Strategic Planning and Development in June 2008. Prior to joining Jabil, Mr. McGee held positions within Sun Microsystems, Philips, the University of Glasgow and the University of Strathclyde. He holds a Bachelor's degree in Mechanical Engineering from the University of Strathclyde, an MBA from the University of Glasgow and a Doctorate in Thermodynamics and Fluid Mechanics from the University of Strathclyde.

Mark Mondello (age 49) was named Chief Executive Officer in March 2013. Mr. Mondello joined Jabil in 1992 as a manufacturing supervisor. Mr. Mondello was promoted to Project Manager in 1993, named Vice President, Business Development in 1997, Senior Vice President, Business Development in 1999 and served as Chief Operating Officer from November 2002 through March 2013. Prior to joining Jabil, Mr. Mondello was a commercial and defense-related aerospace project manager for Moog, Inc. He holds a B.S. in Mechanical Engineering from the University of South Florida.

William D. Muir, Jr. (age 45) was named Chief Operating Officer in March 2013. Mr. Muir joined Jabil in 1992 as a Quality Engineer and has served in management positions including Senior Director of Operations for Florida, Michigan, Guadalajara, and Chihuahua; was promoted to Vice President, Operations-Americas in February 2001, was named Vice President, Global Business Units in November 2002, Senior Vice President, Regional President — Asia in September 2004 and Executive Vice President, Chief Executive Officer, EMS Division from September 2007 to April 2010. Mr. Muir recently served as Executive Vice President, Chief Executive Officer, Global Manufacturing Services Group from April 2010 to March 2013. He holds a Bachelor's degree in Industrial Engineering and an MBA, both from the University of Florida.

Robert L. Paver (age 57) joined Jabil as General Counsel and Corporate Secretary in 1997. Prior to joining Jabil, Mr. Paver was a trial lawyer and partner with the law firm of Holland & Knight. Mr. Paver has served as an adjunct professor of law at Stetson University College of Law and has been a guest lecturer at the University of Florida Levin College of Law. He holds a B.A. from the University of Florida and a J.D. from Stetson University College of Law.

William E. Peters (age 50) was named President in March 2013. Mr. Peters served as Executive Vice President, Human Development, Human Resources from April 2010 to March 2013. He joined Jabil in 1990 as a buyer and shortly thereafter was named Purchasing Manager. In 1993 Mr. Peters was named Operations Manager for Jabil's Michigan facility and was promoted to Vice President, Operations in January 1999. Mr. Peters was named Senior Vice President, Operations in October 2000. He was promoted to Senior Vice President, Regional President — Americas in September 2004. In September 2007, Mr. Peters was named Senior Vice President, Human Development. Prior to joining Jabil, Mr. Peters was a financial analyst for Electronic Data Systems. He holds a B.A. in Economics from Michigan State University.

Scott D. Slipy (age 45) joined Jabil in 2013 as Executive Vice President, Human Resources and Human Development. Previously, Mr. Slipy served as Vice President of Compensation, Benefits and M&A, and HR with Cisco Systems since 2008. Prior to joining Cisco, Mr. Slipy spent five years with Microsoft and eight years with Honeywell International where he held positions of HR leadership. He holds a Bachelor's degree in Psychology and a Master's degree in HR from the University of Minnesota.

Item 1A. Risk Factors

As referenced, this Annual Report on Form 10-K includes certain forward-looking statements regarding various matters. The ultimate correctness of those forward-looking statements is dependent upon a number of known and unknown risks and events, and is subject to various uncertainties and other factors that may cause our actual results, performance or achievements to be different from those expressed or implied by those statements. Undue reliance should not be placed on those forward-looking statements. The following important factors, among others, as well as those factors set forth in our other Securities and Exchange Commission ("SEC") filings from time to time, could affect future results and events, causing results and events to differ materially from those expressed or implied in our forward-looking statements.

Our operating results may fluctuate due to a number of factors, many of which are beyond our control.

Our annual and quarterly operating results are affected by a number of factors, including:

- adverse changes in current macro-economic conditions, both in the U.S. and internationally;
- how well we execute on our strategy and operating plans, and the impact of changes in our business model;
- the level and timing of customer orders;
- the level of capacity utilization of our manufacturing facilities and associated fixed costs;
- the composition of the costs of revenue between materials, labor and manufacturing overhead;
- price competition;
- changes in demand for our products or services, as well as the volatility of these changes;
- changes in demand in our customers' end markets, as well as the volatility of these changes;
- our exposure to financially troubled customers;
- the termination or substantial winding down of our business relationship with BlackBerry Limited (this could include restructuring related expenses, which are still being determined and could have a material adverse effect) and any other potential future termination, or substantial winding down, of other significant customer relationships;
- our level of experience in manufacturing particular products;
- the degree of automation used in our assembly process;
- the efficiencies achieved in managing inventories and property, plant and equipment;
- significant costs incurred in acquisitions and other transactions that are immediately expensed in the quarter in which they occur;
- fluctuations in materials costs and availability of materials;
- adverse changes in political conditions, both in the U.S. and internationally, including among other things, adverse changes in tax laws and rates (and government interpretations thereof), adverse changes in trade policies and adverse changes in fiscal and monetary policies;
- seasonality in customers' product demand; and
- the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labor.

The volume and timing of orders placed by our customers vary due to variation in demand for our customers' products; our customers' attempts to manage their inventory; electronic design changes; changes in our customers' manufacturing strategies; and acquisitions of or consolidations among our customers. In addition, our sales associated with consumer related products are subject to seasonal influences. We may realize greater revenue during our first fiscal quarter due to higher demand for consumer related products during the holiday selling season. In the past, changes in customer orders that reduce net revenue have had a significant effect on our results of operations as a result of our overhead remaining relatively fixed while our net revenue decreased. Any one or a combination of these factors could adversely affect our annual and quarterly results of operations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations."

Because we depend on a limited number of customers, a reduction in sales to any one of our customers could cause a significant decline in our revenue.

For the fiscal year ended August 31, 2013, our five largest customers accounted for approximately 53% of our net revenue and 58 customers accounted for approximately 90% of our net revenue. In some instances, particular manufacturing services we provide for such customers represent a significant portion of the overall revenue we receive from that customer. We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue and upon their growth, viability and financial stability. In addition, given the relatively large size of certain of our customers and the business we currently do with those customers and may do in the future for those customers, this dependence may increase in the future. If any of those customers experience a decline in the demand for one or more of their products due to economic or other forces, they may reduce their purchases from us or terminate their relationship with us. Our customers' industries have experienced rapid technological change, shortening of product life cycles, consolidation, and pricing and margin pressures. Consolidation among our customers may further reduce the number of customers that generate a significant percentage of our net revenue and exposes us to increased risks relating to dependence on a small number of customers. A significant reduction in sales to any of our customers or a customer exerting significant pricing and margin pressures on us, risks which are exacerbated for larger customers, could have a material adverse effect on our results of operations. In the past, some of our customers have terminated their manufacturing arrangements with us or have significantly reduced or delayed the volume of design, production or product management services ordered from us, including moving a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity, which could again happen in the future. In other cases, we have terminated customer manufacturing arrangements. A terminated customer manufacturing arrangement (whether terminated by the customer or by us) can result in one or more of the following adverse effects: a decline in revenue; less revenue to absorb fixed costs and overhead; charges for bad debts, inventory write-offs, equipment write-offs and lease write-offs; a decrease in inventory turns; an increase in days in inventory and an increase in days in accounts receivable. We often, however, have an indemnification remedy which can mitigate some of these adverse effects if the customer has sufficient funds to satisfy any such indemnification liability. Some of the risks described above may not only exist with respect to a particular customer, but also with respect to manufacturing services with respect to a particular customer product for larger customers where a significant portion of the overall revenue we receive from such customer relates to such services for such product. Accordingly, if any of our customers' products experience a decline in demand, the applicable customer may reduce their purchases from us or terminate their relationship with us. This could have a material adverse effect on our results of operations.

During past economic cycles, our revenue declined as consumers and businesses postponed spending in response to tighter credit, negative financial news, declines in income or asset values or general uncertainty about global economic conditions. These economic conditions had a negative impact on our results of operations and similar conditions may exist in the future. We cannot assure you that present or future customers will not terminate their design, production and product management services arrangements with us or significantly change, reduce or delay the amount of services ordered from us. If they do, it could have a material adverse effect on our results of operations. In addition, if one or more of our customers were to become insolvent or otherwise were unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Also, our operating results and financial condition could be adversely affected by the potential recovery by the bankruptcy estate of amounts previously paid to us by a customer that later became insolvent that are deemed a preference under bankruptcy law. Such adverse effects could include one or more of the following: a decline in revenue, less revenue to absorb fixed costs and overhead, a charge for bad debts, a charge for inventory write-offs, a charge for equipment write-offs, a charge for lease write-offs, a decrease in inventory turns, an increase in days in inventory and an increase in days in accounts receivable.

Certain of the industries to which we provide services have experienced significant financial difficulty during the recent recession, with some of the participants filing for bankruptcy. Such significant financial difficulty has negatively affected our business and, if further experienced by one or more of our customers, may further negatively affect our business due to the decreased demand of these financially distressed customers, the potential inability of these companies to make full payment on amounts owed to us, or both. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors — We face certain risks in collecting our trade accounts receivable."

Our customers face numerous competitive challenges, such as decreasing demand from their customers, rapid technological change and short life cycles for their products, which may materially adversely affect their business, and also ours.

Factors affecting the industries that utilize our services in general, and our customers specifically, could seriously harm our customers and, as a result, us. These factors include:

- recessionary periods in our customers' markets, as well as in the global economy in general;
- the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which contributes to short product life cycles;
- the inability of our customers to develop and market their products, some of which are new and untested;
- the potential that our customers' products become obsolete;
- the failure of our customers' products to gain widespread commercial acceptance;
- increased competition among our customers and their respective competitors which may result in a loss of business or a reduction in pricing power for our customers; and
- new product offerings by our customers' competitors may prove to be more successful than our customers' product offerings.

Also, our High Velocity Systems ("HVS") segment, particularly the mobility business and portions of our Diversified Manufacturing Services ("DMS") segment, are highly dependent on the consumer products industry. This business is very competitive (both for us and our customers) and often subject to shorter product lifecycles, shifting end-user preferences, higher revenue volatility and programs that may be shifted among competitors in our industry. As a result, our exposure to this end market could adversely affect our results of operations.

At times our customers have been, and may be in the future, unsuccessful in addressing these competitive challenges, or any others that they may face, and their business has been, and may be in the future, materially adversely affected. As a result, the demand for our services has at times declined and may decline in the future. Even if our customers are successful in responding to these challenges, their responses may have consequences which affect our business relationships with our customers (and possibly our results of operations) by altering our production cycles and inventory management.

The success of our business is dependent on both our ability to independently keep pace with technological changes and competitive conditions in our industry, and also our ability to effectively adapt our services in response to our customers keeping pace with technological changes and competitive conditions in their respective industries.

If we are unable to offer technologically advanced, cost effective, quick response manufacturing services that are differentiated from our competition, demand for our services will decline. In addition, if we are unable to offer services in response to our customers' changing requirements, then demand for our services will also decline. A substantial portion of our net revenue is derived from our offering of complete service solutions for our customers. For example, if we fail to maintain high-quality design and engineering services, our net revenue may significantly decline.

Consolidation in industries that utilize our services may adversely affect our business.

Consolidation in industries that utilize our services may further increase as companies combine to achieve further economies of scale and other synergies, which could result in an increase in excess manufacturing capacity as companies seek to divest manufacturing operations or eliminate duplicative product lines. Excess manufacturing capacity may increase pricing and competitive pressures for our industry as a whole and for us in particular. Consolidation could also result in an increasing number of very large companies offering products in multiple industries. The significant purchasing power and market power of these large companies could increase pricing and competitive pressures for us. If one of our customers is acquired by another company that does not rely on us to provide services and has its own production facilities or relies on another provider of similar services, we may lose that customer's business. Such consolidation among our customers may further reduce the number of customers that generate a significant percentage of our net revenue and exposes us to increased risks relating to dependence on a small number of customers. Any of the foregoing results of industry consolidation could adversely affect our business.

Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and capital expenditures, and to maximize the efficiency of our manufacturing capacity.

The volume and timing of sales to our customers may vary due to:

- variation in demand for our customers' products;
- our customers' attempts to manage their inventory;
- electronic design changes;
- changes in our customers' manufacturing strategy; and
- acquisitions of or consolidations among customers.

Due in part to these factors, most of our customers do not commit to firm production schedules for more than one quarter. Our inability to forecast the level of customer orders for a customer's products with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity. In the past, we have been required to increase staffing and other expenses in order to meet the anticipated demand of our customers or a customer's specific product. Anticipated orders from many of our customers have, in the past, failed to materialize, delivery schedules have been deferred or production has unexpectedly decreased, slowed down or stopped as a result of changes in our customers' business needs, thereby adversely affecting our results of operations. On other occasions, our customers have required rapid increases in production, which have placed an excessive burden on our resources. Such customer order fluctuations and deferrals have had a material adverse effect on us in the past and we may experience such effects in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition to our difficulty in forecasting customer orders, we sometimes experience difficulty forecasting the timing of our receipt of revenue and earnings following commencement of providing manufacturing services for an additional product for new or existing customers. The necessary process to begin this commencement of manufacturing can take from several months to more than a year before production begins. Delays in the completion of this process can delay the timing of our sales and related earnings. In addition, because we make capital expenditures during this ramping process and do not typically recognize revenue until after we produce and ship the customer's products, any delays or unanticipated costs in the ramping process may have a significant adverse effect on our cash flows and our results of operations, particularly when our contractual or legal remedies are insufficient to avoid or mitigate such unanticipated costs which can be exacerbated with large customers. These difficulties can be exacerbated when providing services for a specific customer product from which we generate a significant amount of our revenue.

Our customers may cancel their orders, change production quantities, delay production or change their sourcing strategy.

Our industry must provide increasingly rapid product turnaround for its customers. We generally do not obtain firm, long-term purchase commitments from our customers for any of their products and we continue to experience reduced lead-times in customer orders. Customers have previously canceled their orders, changed production quantities, delayed production and changed their sourcing strategy for a number of reasons with respect to one or more of their products, and may do one or more of these in the future. Such changes, delays and cancellations have led to, and may lead in the future to a decline in our production and our possession of excess or obsolete inventory that we may not be able to sell to customers or third parties. This has resulted in, and could result in future additional, write downs of inventories that have become obsolete or exceed anticipated demand or net realizable value. These risks, although we attempt to negotiate contractual language with our customers to avoid or mitigate them, may be exacerbated when the inventory is for a specific product that represents a significant amount of our revenue.

The success of one or more of our customers' products in the market affects our business. Cancellations, reductions, delays or changes in sourcing strategy with respect to one or more significant products by a significant customer or by a group of customers have negatively impacted, and could further negatively impact in the future, our operating results by reducing the number of products that we sell, delaying the payment to us for inventory that we purchased and reducing the use of our manufacturing facilities which have associated fixed costs not dependent on our level of revenue.

In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimate of customer requirements for one or more of their products. The following factors, among others, reduce our ability to accurately estimate future customer requirements, forecast operating results and make production planning decisions: the short-term nature of our customers' commitments for us to build their products; their uncertainty about, among other things, future economic conditions and other events, such as the flooding in Thailand in the second half of 2011; and the possibility of rapid changes in demand for one or more of their products.

On occasion, customers may require rapid increases in production for one or more of their products, which can stress our resources and reduce operating margins. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand, particularly a reduction in demand for any particular customer product that represents a significant amount of our revenue, can harm our gross profits and operating results.

We depend on a limited number of suppliers for components that are critical to our manufacturing processes. A shortage of these components or an increase in their price could interrupt our operations and reduce our profits, increase our inventory carrying costs, increase our risk of exposure to inventory obsolescence and cause us to purchase components of a lesser quality.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors; however, we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

Almost all of the products we manufacture require one or more components that are only available from a single source. Some of these components are allocated from time to time in response to supply shortages. In some cases, supply shortages will substantially curtail production of all assemblies using a particular component. A supply shortage can also increase our cost of goods sold, as a result of our having to pay higher prices for components in limited supply, and cause us to have to redesign or reconfigure products to accommodate a substitute component. At various times industry-wide shortages of electronic components have occurred, particularly of semiconductor, relay and capacitor products. We believe these past shortages were due to increased economic activity following recessionary conditions. In addition, natural disasters and global events, such as the flooding in Thailand in the second half of 2011, could cause material shortages. In the past, such circumstances have produced insignificant levels of short-term interruption of our operations, but could have a material adverse effect on our results of operations in the future. Portions of the Dodd-Frank Act will require certain companies to conduct due diligence and make certain disclosures regarding the source of certain minerals contained in their products and these requirements may decrease the supply of such minerals, increase their cost and/or disrupt our supply chain if we decide, or are instructed by our customers, to obtain components from different suppliers.

Our production of a customer's product could be negatively impacted by any quality or reliability issues with any of our component suppliers. The financial condition of our suppliers could affect their ability to supply us with components and their ability to satisfy any warranty obligations they may have, which could have a material adverse effect on our operations.

If a component shortage is threatened or we anticipate one, we may purchase such component early to avoid a delay or interruption in our operations. A possible result of such an early purchase is that we may incur additional inventory carrying costs, for which we may not be compensated, and have a heightened risk of exposure to inventory obsolescence, the cost of which may not be recoverable from our customers. Such costs would adversely affect our gross profit and net income. A component shortage may also require us to look to second tier vendors or to procure components through brokers with whom we are not familiar. These components may be of lesser quality than those we have historically purchased and could cause us to incur costs to bring such components up to our typical quality levels or to replace defective ones. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business — Components Procurement."

Introducing programs requiring implementation of new competencies, including new process technology within our mechanical operations or other operations, could affect our operations and financial results.

The introduction of programs requiring implementation of new competencies, including new process technology within our mechanical operations or other operations, presents challenges in addition to opportunities. Deployment of such programs may require us to invest significant resources and capital in facilities, equipment and/or personnel. Due to these start-up investments, the early stages of these types of programs can be less efficient, and less profitable, than those of mature programs. We may not meet our customers' expectations or otherwise execute properly or in a cost-efficient manner, which could damage our customer relationships and result in remedial costs or the loss of our invested capital and anticipated revenues and profits. While we attempt to negotiate contractual remedies to avoid or mitigate these costs or losses, we are not always successful. Also, in certain instances, a customer contract does not exist or its language does not cover a particular situation, so we have to rely on non-contractual legal remedies. In these situations, we must negotiate a manner to address the situation as costs or losses occur with the potential to lose customers and/or revenue. In addition, there are risks of market acceptance and product performance that could result in less demand than anticipated and our having excess capacity. The failure to ensure that our agreed terms appropriately reflect the anticipated costs, risks, and rewards of such an opportunity could adversely affect our profitability. If we do not meet one or more of these challenges, our operations and financial results could be adversely affected.

Customer relationships with emerging companies may present more risks than with established companies.

Customer relationships with emerging companies present special risks because such companies do not have an extensive product history. As a result, there is less demonstration of market acceptance of their products making it harder for us to anticipate needs and requirements than with established customers. In addition, due to the current economic environment, additional funding for such companies may be more difficult to obtain and these customer relationships may not continue or materialize to the extent we planned or we previously experienced. As a result of many start-up customers' lack of prior operations and unproven product markets, our credit risk, especially in trade accounts receivable and inventories, and the risk that these customers will be unable to fulfill their potentially significant obligation to indemnify us from various liabilities are potentially increased. These risks are also heightened by the tightening of financing for start-up customers. Although we perform ongoing credit evaluations of our customers and adjust our allowance for doubtful accounts receivable for all customers, including start-up customers, based on the information available, these allowances may not be adequate. This risk may exist for any new emerging company customers in the future. Also, as a result of, among other things, these emerging companies tending to be smaller and less financially secure, we have faced and may face in the future increased litigation risk from these companies. Finally, we have recently been investing directly in certain of these emerging company customers which may exacerbate the risks described in this Risk Factor.

We compete with numerous other electronic manufacturing services and design providers and others, including our current and potential customers who may decide to manufacture some or all of their products internally.

Our business is highly competitive. We compete against numerous domestic and foreign electronic manufacturing services and design providers, including Benchmark Electronics, Inc., Celestica, Inc., Flextronics International Ltd., Hon-Hai Precision Industry Co., Ltd., Plexus Corp. and Sanmina-SCI Corporation. In addition, past consolidation in our industry has resulted in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Also, we may in the future encounter competition from other large electronic manufacturers, and manufacturers that are focused solely on design and manufacturing services, that are selling, or may begin to sell electronics manufacturing services. Most of our competitors have international operations and significant financial resources and some have substantially greater manufacturing, research and development (R&D) and marketing resources than we have. These competitors may:

- respond more quickly to new or emerging technologies;
- have greater name recognition, critical mass and geographic market presence;
- be better able to take advantage of acquisition opportunities;
- adapt more quickly to changes in customer requirements;
- devote greater resources to the development, promotion and sale of their services;
- be better positioned to compete on price for their services, as a result of any combination of lower labor costs, lower components costs, lower facilities costs, lower operating costs or lower taxes; and
- have excess capacity, and be better able to utilize such excess capacity, which may reduce the cost of their product or service.

We also face competition from the manufacturing operations of our current and potential customers, who are continually evaluating the merits of manufacturing products internally against the advantages of outsourcing. In the past, some of our customers moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity.

We may be operating at a cost disadvantage compared to competitors who (a) have greater direct buying power from component suppliers, distributors and raw material suppliers, (b) have lower cost structures as a result of their geographic location or the services they provide, (c) are willing to make sales or provide services at lower margins than we do (including relationships where our competitors are willing to accept a lower margin from certain of their customers for whom they perform other higher margin business) or (d) have increased their vertical capabilities, thereby potentially providing them greater cost savings. As a result, competitors may procure a competitive advantage and obtain business from our customers. Our manufacturing processes are generally not subject to significant proprietary protection. In addition, companies with greater resources or a greater market presence may enter our market or increase their competition with us. We also expect our competitors to continue to improve the performance of their current products or services, to reduce the sales prices of their current products or services and to introduce new products or services that may offer greater performance and improved pricing. Any of these developments could cause a decline in our sales, loss of market acceptance of our products or services, compression of our profits or loss of our market share.

The economies of the U.S., Europe and certain countries in Asia are, or have been, in a recession.

There was an erosion of global consumer confidence amidst concerns over declining asset values, inflation, volatility in energy costs, geopolitical issues, the availability and cost of credit, high unemployment, and the stability and solvency of financial institutions, financial markets, businesses, and sovereign nations. These concerns slowed global economic growth and resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. Even though we have seen signs of an overall economic recovery in the U.S. and Asia, such recovery may be weak and/or short-lived and recessionary conditions may return. Recent developments in the European Union, including concerns over the solvency of certain European Union countries and of financial institutions that have significant direct or indirect exposure to debt issued by those countries, could significantly affect the U.S. and international debt and capital markets, as well as the demand for the products of certain of our customers with significant exposure to European end markets.

If any of these potential negative economic conditions occur, a number of negative effects on our business could result, including customers or potential customers reducing or delaying orders, increased pricing pressures, the insolvency of key suppliers, which could result in production delays, the inability of customers to obtain credit, and the insolvency of one or more customers. Thus, these economic conditions (1) could negatively impact our ability to (a) forecast customer demand, (b) effectively manage inventory levels, including our ability to limit our possession of excess or obsolete inventory and (c) collect receivables in a timely manner, if at all; (2) could increase our need for cash; and (3) have negatively impacted, and could negatively impact in the future, our net revenue and profitability and the value of certain of our properties and other assets. Depending on the length of time that these conditions exist, they may cause future additional negative effects, including some of those listed above.

The financial markets have experienced significant turmoil, which may adversely affect financial arrangements we may need to enter into, refinance or repay.

Credit market turmoil effects could negatively impact the counterparties to our forward foreign exchange contracts and trade accounts receivable securitization and sale programs; our lenders under Jabil Circuit, Inc.'s (the "Company's") five year unsecured credit facility amended as of December 7, 2010 (the "Amended and Restated Credit Facility"); and our lenders under various foreign subsidiary credit facilities. These potential negative impacts could potentially limit our ability to borrow under these financing agreements, contracts, facilities and programs. In addition, if we attempt to obtain future additional financing, such as renewing or refinancing our $300.0 million North American asset-backed securitization program expiring on October 21, 2014, our $200.0 million foreign asset-backed securitization program expiring on May 15, 2015, our $200.0 million committed trade accounts receivable sale program expiring on November 30, 2013, our $150.0 million uncommitted trade accounts receivable sale program expiring on November 28, 2013 or our $40.0 million uncommitted trade accounts receivable sale program expiring on June 1, 2015 (though either party can elect to cancel the agreement by giving prior written notification to the other party of no less than 30 days), the effects of the credit market turmoil could negatively impact our ability to obtain such financing. Finally, the credit market turmoil has negatively impacted certain of our customers and certain of their customers. These impacts could have several consequences which could have a negative effect on our results of operations, including one or more of the following: a negative impact on our liquidity, including potentially insufficient cash flows to support our operations; a decrease in demand for our services; a decrease in demand for our customers' products; and bad debt charges or inventory write-offs.

Our business could be adversely affected by any delays, or increased costs, resulting from issues that our common carriers are dealing with in transporting our materials, our products, or both.

We rely on a variety of common carriers to transport our materials from our suppliers to us, and to transport our products from us to our customers. Problems suffered by any of these common carriers, whether due to a natural disaster, labor problem, increased energy prices, criminal activity or some other issue, could result in shipping delays, increased costs, or other supply chain disruptions, and could therefore have a material adverse effect on our operations.

We derive a majority of our revenue from our international operations, which may be subject to a number of risks and often require more management time and expense to achieve profitability than our domestic operations.

We derived 86.0% of net revenue from international operations during fiscal year 2013 compared to 85.6% during fiscal year 2012. At August 31, 2013, we operate outside the U.S. in Buenos Aires, Argentina; Vienna, Austria; Hasselt, Belgium; Belo Horizonte, Manaus, Sorocaba and Valinhos, Brazil; Calgary and Toronto, Canada; Bogota, Colombia; Beijing, Hong Kong, Huangpu, Nanjing, Shanghai, Shenzhen, Suzhou, Tianjin, Wuxi and Yantai, China; Ostrava, Czech Republic; Coventry and Solihull, England; Brest and Chartres, France; Jena and Knittlingen, Germany; Nagyigmand, Pecs, Szombathely and Tiszaujvaros, Hungary; Bangalore, Gurgaon, Kolkata, Manesar, Mumbai, New Delhi and Ranjangaon, India; Bray, Dublin and Waterford, Ireland; Tel Aviv, Israel; Marcianise, Italy; Gotemba and Hachiouji, Japan; Penang, Malaysia; Chihuahua, Guadalajara, Reynosa and Tijuana, Mexico; Amsterdam and Venray, The Netherlands; Bydgoszcz and Kwidzyn, Poland; Moscow and Tver, Russia; Livingston, Scotland; Jurong and Tampines, Singapore; Sungnam-si, South Korea; Changhua, Hsinchu, Taichung, Taipei and Taoyuan City, Taiwan; Ankara, Turkey; Uzhgorod, Ukraine; Dubai, United Arab Emirates; and Ho Chi Minh City, Vietnam. We continually consider additional opportunities to make foreign acquisitions and construct and open new foreign facilities. Our international operations are, have been and may be subject to a number of risks, including:

- difficulties in staffing and managing foreign operations;
- less flexible employee relationships that can be difficult and expensive to terminate;
- rising labor costs, in particular within the lower-cost regions in which we operate, due to, among other things, demographic changes and economic development in those regions, which we may be unable to recover in our pricing to our customers;
- labor unrest and dissatisfaction, including potential labor strikes;
- increased scrutiny by the media and other third parties of labor practices within our industry (including but not limited to working conditions, compliance with employment and labor laws and compensation) which may result in allegations of violations, more stringent and burdensome labor laws and regulations, increased strictness and inconsistency in the enforcement and interpretation of such laws and regulations, higher labor costs, and/or loss of revenues if our customers become dissatisfied with our labor practices and diminish or terminate their relationship with us;
- burdens of complying with a wide variety of foreign laws, including those relating to export and import duties, domestic and foreign import and export controls (including the International Traffic in Arms Regulations and the Export Administration Regulations ("EAR"), regulation by the United States Department of Commerce's Bureau of Industry and Security under the EAR), trade barriers (including quotas), environmental policies and privacy issues;
- less favorable, or relatively undefined, intellectual property laws;
- unexpected changes in regulatory requirements and laws or government or judicial interpretations of such regulatory requirements and laws and adverse trade policies, and adverse changes to any of the policies of either the U.S. or any of the foreign jurisdictions in which we operate;

- adverse changes in tax rates and the manner in which the U.S. and other countries tax multinational companies or interpret their tax laws (see "Risk Factors — We are subject to the risk of increased taxes");
- inability to utilize net operating losses incurred by our foreign operations against future income in the same jurisdiction;
- political and economic instability and unsafe working conditions (including acts of terrorism, widespread criminal activities and outbreaks of war);
- risk of governmental expropriation of our property;
- inadequate infrastructure for our operations (e.g., lack of adequate power, water, transportation and raw materials);
- legal or political constraints on our ability to maintain or increase prices;
- governmental restrictions on the transfer of funds to us from our operations outside the U.S.;
- health concerns and related government actions;
- coordinating our communications and logistics across geographic distances and multiple time zones;
- longer customer payment cycles and difficulty collecting trade accounts receivable;
- fluctuations in currency exchange rates, which could affect local payroll and other expenses (see "Risk Factors — We are subject to risks of currency fluctuations and related hedging operations"); and
- economies that are emerging or developing or that may be subject to greater currency volatility, negative growth, high inflation, limited availability of foreign exchange and other risks (see "Risk Factors — The economies of the U.S., Europe and certain countries in Asia are, or have been, in a recession").

These factors may harm our results of operations. Also, any measures that we may implement to reduce risks of our international operations may not be effective and may require significant management time and effort. In our experience, entry into new international markets requires considerable management time as well as start-up expenses for market development, hiring and establishing facilities before any significant revenue is generated. As a result, initial operations in a new market may operate at low margins or may be unprofitable.

Another significant legal risk resulting from our international operations is the risk of non-compliance with the U.S. Foreign Corrupt Practices Act ("FCPA") and the United Kingdom Bribery Act ("ACT"). In many foreign countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA, the ACT or other U.S. or foreign laws and regulations. Although we have implemented policies and procedures designed to cause compliance with the FCPA, the ACT and similar laws, there can be no assurance that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our operations.

If we do not manage our growth effectively, our profitability could decline.

Areas of our business at times experience periods of rapid growth which can place considerable additional demands upon our management team and our operational, financial and management information systems. Our ability to manage growth effectively requires us to continue to implement and improve these systems; avoid cost overruns; maintain customer, supplier and other favorable business relationships during possible transition periods; continue to develop the management skills of our managers and supervisors; adapt relatively quickly to new markets or technologies and continue to train, motivate and manage our employees. Our failure to effectively manage growth could have a material adverse effect on our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We have on occasion not achieved, and may not in the future achieve, expected profitability from our acquisitions.

We cannot assure you that we will be able to successfully integrate the operations and management of our recent acquisitions. Similarly, we cannot assure you that we will be able to (1) identify future strategic acquisitions and adequately conduct due diligence, (2) consummate these potential acquisitions on favorable terms, if at all, or (3) if consummated, successfully integrate the operations and management of future acquisitions. Acquisitions involve significant risks (some of which are present in our recently completed acquisition of Nypro Inc. ("Nypro")), which could have a material adverse effect on us including:

- Financial risks, such as (1) the payment of a purchase price that exceeds the future value that we may realize from the acquired operations and businesses; (2) an increase in our expenses and working capital requirements, which could reduce our return on invested capital; (3) potential known and unknown liabilities of the acquired businesses, as well as contractually-based time and monetary limitations on a seller's obligation to indemnify us for such liabilities; (4) costs associated with integrating acquired operations and businesses; (5) the dilutive effect of the issuance of any additional equity securities we issue as consideration for, or to finance, the acquisition; (6) the incurrence of additional debt; (7) the financial impact of incorrectly valuing goodwill and other intangible assets involved in any acquisitions, potential future impairment write-downs of goodwill and indefinite life intangibles and the amortization of other intangible assets; (8) possible adverse tax and accounting effects; and (9) the risk that we spend substantial amounts purchasing these manufacturing facilities and assume significant contractual and other obligations with no guaranteed levels of revenue or that we may have to close or sell acquired facilities at our cost, which may include substantial employee severance costs and asset write-offs, which have resulted, and may result, in our incurring significant losses.

- Operating risks, such as (1) the diversion of management's attention to the assimilation of the acquired businesses; (2) the risk that the acquired businesses will fail to maintain the quality of services that we have historically provided; (3) the need to implement financial and other systems and add management resources; (4) the need to maintain customer, supplier or other favorable business relationships of acquired operations and restructure or terminate unfavorable relationships; (5) the potential for deficiencies in internal controls of the acquired operations; (6) the inability to attract and retain the employees necessary to support the acquired businesses; (7) potential inexperience in a line of business that is either new to us or that has become materially more significant to us as a result of the transaction; (8) unforeseen difficulties (including any unanticipated liabilities) in the acquired operations; and (9) the impact on us of any unionized work force we may acquire or any labor disruptions that might occur.

Most of our acquisitions involve operations outside of the U.S. which are subject to various risks including those described in "Risk Factors — We derive a majority of our revenue from our international operations, which may be subject to a number of risks and often require more management time and expense to achieve profitability than our domestic operations."

We have acquired and may continue to pursue the acquisition of manufacturing and supply chain management operations from our customers (or potential customers). In these acquisitions, the divesting company will typically enter into a supply arrangement with the acquirer. Therefore, our competitors often also pursue these acquisitions. In addition, certain divesting companies may choose not to offer to sell their operations to us because of our current supply arrangements with other companies or may require terms and conditions that may impact our profitability. If we are unable to attract and consummate some of these acquisition opportunities at favorable terms, our growth and profitability could be adversely impacted.

In addition to those risks listed above, arrangements entered into with these divesting companies typically involve certain other risks, including the following:

- the integration into our business of the acquired assets and facilities may be time-consuming and costly;

- we, rather than the divesting company, may bear the risk of excess capacity;

- we may not achieve anticipated cost reductions and efficiencies;
- we may be unable to meet the expectations of the divesting company as to volume, product quality, timeliness, pricing requirements and cost reductions; and
- if demand for the divesting company's products declines, it may reduce its volume of purchases and we may not be able to sufficiently reduce the expenses of operating the facility we acquired from it or use such facility to provide services to other customers.

In addition, when acquiring manufacturing operations, we may receive limited commitments to firm production schedules. Accordingly, in these circumstances, we may spend substantial amounts purchasing these manufacturing facilities and assume significant contractual and other obligations with no or insufficient guaranteed levels of revenue. We may also not achieve expected profitability from these arrangements. As a result of these and other risks, these outsourcing opportunities may not be profitable.

We have expanded the primary scope of our acquisitions strategy beyond focusing on acquisition opportunities presented by companies divesting internal manufacturing operations. The more recent trend focuses on pursuing opportunities to acquire smaller Electronic Manufacturing Services ("EMS") competitors who are focused on our key growth areas which include specialized manufacturing, aftermarket services and/or design operations and other acquisition opportunities complementary to our services offerings. The primary goals of our acquisition strategy are to complement our current capabilities, diversify our business into new industry sectors and with new customers and expand the scope of the services we can offer to our customers. The amount and scope of the risks associated with acquisitions of this type extend beyond those that we have traditionally faced in making acquisitions. These extended risks include greater uncertainties in the financial benefits and potential liabilities associated with this expanded base of acquisitions.

We face risks arising from the restructuring of our operations.

Over the past few years, we have undertaken initiatives to restructure our business operations with the intention of improving utilization and realizing cost savings in the future. These initiatives have included changing the number and location of our production facilities, largely to align our capacity and infrastructure with current and anticipated customer demand. This alignment includes transferring programs from higher cost geographies to lower cost geographies. The process of restructuring entails, among other activities, moving production between facilities, closing facilities, reducing the level of staff, realigning our business processes and reorganizing our management.

We continuously evaluate our operations and cost structure relative to general economic conditions, market demands, tax rates, cost competitiveness and our geographic footprint as it relates to our customers' production requirements. As a result of this ongoing evaluation, we have initiated a restructuring plan that was approved by our Board of Directors in fiscal year 2013 (the "2013 Restructuring Plan"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Fiscal Year Ended August 31, 2013 Compared to Fiscal Year Ended August 31, 2012 — Restructuring and Related Charges" and Note 13 — "Restructuring and Related Charges" to the Consolidated Financial Statements for further details. In addition, we could initiate future restructuring plans. If we incur restructuring charges related to the 2013 Restructuring Plan, or in connection with any potential future restructuring program, in addition to those charges that we currently expect to incur, our financial condition and results of operations may suffer.

Restructurings present significant potential risks of events occurring that could adversely affect us, including a decrease in employee morale, delays encountered in finalizing the scope of, and implementing, the restructurings (including extensive consultations concerning potential workforce reductions and obtaining agreements from our affected customers for the relocation of our facilities in certain instances), the failure to achieve targeted cost savings, the failure to meet operational targets and customer requirements due to the loss of employees and any work stoppages that might occur and the strain placed on our financial and management control systems and resources. These risks are further complicated by our extensive international operations, which subject us to different legal and regulatory requirements that govern the extent and speed of our ability to reduce our manufacturing capacity and workforce. In addition, the current global economic conditions may change how governments regulate restructuring as the recent global recession has impacted local economies. Finally, we may have to obtain agreements from our affected customers for the relocation of our facilities in certain instances. Obtaining these agreements, along with the volatility in our customers' demand, can further delay restructuring activities.

We may not be able to maintain our engineering, technological and manufacturing process expertise.

The markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process development. The continued success of our business will depend upon our ability to:

- hire, retain and expand our qualified engineering and technical personnel;
- maintain our technological expertise;
- develop and market manufacturing services that meet changing customer needs; and
- successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

Although we believe that our operations use the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment, which could reduce our operating margins and our operating results. In facilities that we establish or acquire, we may not be able to establish and maintain our engineering, technological and manufacturing process expertise. Our failure to anticipate and adapt to our customers' changing technological needs and requirements or to hire and retain a sufficient number of engineers and maintain our engineering, technological and manufacturing expertise could have a material adverse effect on our operations.

If our manufacturing processes and services do not comply with applicable statutory and regulatory requirements, or if we manufacture products containing design or manufacturing defects, demand for our services may decline and we may be subject to liability claims.

We manufacture and design products to our customers' specifications, and, in some cases, our manufacturing processes and facilities may need to comply with applicable statutory and regulatory requirements. For example, medical devices that we manufacture or design, as well as the facilities and manufacturing processes that we use to produce them, are regulated by the U.S. Food and Drug Administration ("FDA") and non-U.S. counterparts of this agency. Similarly, items we manufacture for customers in the defense and aerospace industries, as well as the processes we use to produce them, are regulated by the Department of Defense and the Federal Aviation Authority. In addition, our customers' products and the manufacturing processes and design services that we use to produce them often are highly complex. As a result, products that we manufacture or design may at times contain manufacturing or design defects, and our processes may be subject to errors or not be in compliance with applicable statutory and regulatory requirements. Defects in the products we manufacture or design, whether caused by a design, manufacturing or component failure or error, or deficiencies in our manufacturing processes, may result in delayed shipments to customers or reduced or canceled customer orders. If these defects or deficiencies are significant, our business reputation may also be damaged. The failure of the products that we manufacture or our manufacturing processes and facilities to comply with applicable statutory and regulatory requirements may subject us to regulatory enforcement, legal fines or penalties and, in some cases, require us to shut down, temporarily halt operations or incur considerable expense to correct a manufacturing process or facility. In addition, these defects may result in liability claims against us, expose us to liability to pay for the recall or remanufacture of a product or adversely affect product sales or our reputation. The magnitude of such claims may increase as we expand our medical and aerospace and defense manufacturing services, as defects in medical devices and aerospace and defense systems could seriously harm or kill users of these products and others. Even if our customers are responsible for the defects or defective specifications, they may not, or may not have resources to, assume responsibility for any costs or liabilities arising from these defects, which could expose us to additional liability claims.

We may face heightened liability risks specific to our medical device business as a result of additional healthcare regulatory related compliance requirements and the potential severe consequences that could result from manufacturing defects or malfunctions (e.g., death or serious injury) of the medical devices we manufacture or design.

As a manufacturer and designer of medical devices for our customers, we have compliance requirements in addition to those relating to other areas of our business. We are required to register with the FDA and are subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation ("QSR") and current Good Manufacturing Practices (cGMP) requirements, which require manufacturers of medical devices to adhere to certain regulations and to implement design and process manufacturing controls, quality control, labeling, handling and documentation procedures. The FDA, through periodic inspections and product field monitoring, continually reviews and rigorously monitors compliance with these QSR requirements and other applicable regulatory requirements. If any FDA inspection reveals noncompliance, and we do not address the FDA's concerns to its satisfaction, the FDA may take action against us, including issuing a form noting the FDA's inspectional observations, a notice of violation or a warning letter, imposing fines, bringing an action against the Company and its officers, requiring a recall of the products we manufactured for our customers, issuing an import detention on products entering the U.S. from an offshore facility or temporarily halting operations at or shutting down a manufacturing facility. Beyond FDA, our medical device business is subject to additional state and foreign regulatory requirements which may also impact our ability to continue operations if these entities were to allege noncompliance and take action against us. If any of these were to occur, our reputation and business could suffer.

In addition, any defects or malfunctions in medical devices we manufacture or in our manufacturing processes and facilities may result in liability claims against us, expose us to liability to pay for the recall or remanufacture of a product, or otherwise adversely affect product sales or our reputation. The magnitude of such claims could be particularly severe as defects in medical devices could cause severe harm or injuries, including death, to users of these products and others.

Our regular manufacturing processes and services may result in exposure to intellectual property infringement and other claims.

Providing manufacturing services can expose us to potential claims that the product design or manufacturing processes infringe third party intellectual property rights. Even though many of our manufacturing services contracts generally require our customers to indemnify us for infringement claims relating to their products, including associated product specifications and designs, a particular customer may not, or may not have the resources to, assume responsibility for such claims. In addition, we may be responsible for claims that our manufacturing processes or components used in manufacturing infringe third party intellectual property rights. Infringement claims could subject us to significant liability for damages, potential injunctive action, or hamper our normal operations such as by interfering with the availability of components and, regardless of merits, could be time-consuming and expensive to resolve.

Our design services and turnkey solutions offerings may result in additional exposure to product liability, intellectual property infringement and other claims, in addition to the business risk of being unable to produce the revenues necessary to profit from these services.

We continue our efforts to offer certain design services, primarily those relating to products that we manufacture for our customers, and we also continue to offer design services related to collaborative design manufacturing. We also offer turnkey solutions that include the design and manufacture of end-user products, and product components, as well as related services. Providing such turnkey solutions can expose us to different or greater potential liabilities than those we face when providing our regular manufacturing services, including an increase in exposure to potential product liability claims resulting from injuries caused by defects in products we design, as well as potential claims that products we design or supply, or materials or components we use, infringe third party intellectual property rights. Such claims could subject us to significant liability for damages, subject the infringing portion of our business to injunction and, regardless of their merits, could be time-consuming and expensive to resolve. We also may have greater potential exposure from warranty claims and from product recalls due to problems caused by product design. Costs associated with possible product liability claims, intellectual property infringement claims and product recalls could have a material adverse effect on our results of operations. When providing collaborative design manufacturing or turnkey solutions, we may not be guaranteed revenue needed to recoup or profit from the investment in the resources necessary to design and develop products or provide services. No revenue may be generated from these efforts, particularly if our customers do not approve the designs in a timely manner or at all, or if they do not then purchase anticipated levels of products. Furthermore, contracts may allow the customer to delay or cancel deliveries and may not obligate the customer to any volume of purchases, or may provide for penalties or cancellation of orders if we are late in delivering designs or products. We may also have the responsibility to ensure that products we design or offer satisfy safety and regulatory standards and to obtain any necessary certifications. Failure to timely obtain the necessary approvals or certifications could prevent us from selling these products, which in turn could harm our sales, profitability and reputation.

In our contracts with turnkey solutions customers, we generally provide them with a warranty against defects in our designs. If a turnkey solutions product or component that we design is found to be defective in its design, this may lead to increased warranty claims. Warranty claims may also extend to defects caused by components or materials used in the products but which are provided to us by our suppliers. Although we have product liability insurance coverage, it may not be adequate or may not continue to be available on acceptable terms, in sufficient amounts, or at all. A successful product liability claim in excess of our insurance coverage or any material claim for which insurance coverage was denied or limited and for which indemnification was not available could have a material adverse effect on our operations, results of operations and financial position. Moreover, even if the claim relates to a defect caused by a supplier, we may not be able to get an adequate remedy from the supplier.

The success of our turnkey solution activities depends in part on our ability to obtain, protect and leverage intellectual property rights to our designs.

We strive to obtain and protect certain intellectual property rights to our turnkey solutions designs. We believe that having a significant level of protected proprietary technology gives us a competitive advantage in marketing our services. However, we cannot be certain that the measures that we employ will result in protected intellectual property rights or will result in the prevention of unauthorized use of our technology. If we are unable to obtain and protect intellectual property rights embodied within our designs, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

Intellectual property infringement claims against our customers, our suppliers or us could harm our business.

Our turnkey solutions products and services and those of our customers may compete against the products of other companies, many of whom may own the intellectual property rights underlying those products. Such products and services may also infringe the intellectual property rights of third parties that may hold key intellectual property rights in areas in which we operate but which such third parties do not actively provide products or services. Patent clearance or licensing activities, if any, may be inadequate to anticipate and avoid third party claims. As a result, in addition to the risk that we could become subject to claims of intellectual property infringement, our customers or suppliers could become subject to infringement claims. Additionally, customers for our turnkey solutions, or collaborative designs in which we have significant technology contributions, typically require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or against our customers for such infringement, regardless of their merits, we could be required to expend significant resources in the defense or settlement of such claims, or in the defense or settlement of related indemnification claims from our customers. In the event of a claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such a license on reasonable terms or at all. Our customers may be required to or decide to discontinue products which are alleged to be infringing rather than face continued costs of defending the infringement claims, and such discontinuance may result in a significant decrease in our business.

We depend on attracting and retaining officers, managers and skilled personnel and on their compliance with company strategies and confidentiality policies and procedures.

Our success depends to a large extent upon the continued services of our officers, managers and skilled personnel. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our officers, managers and skilled personnel. We could be seriously harmed by the loss of any of our executive officers. Recently, we had a planned succession of our Chairman of the Board, of our Chief Executive Officer and within our executive management. In order to manage our growth, we will need this succession to succeed as well as to internally develop, recruit and retain additional skilled management personnel. If we are not able to do so, our business and our ability to continue to grow could be harmed.

We establish strategic goals and ethical conduct policies. We are subject to risks if our officers and managers act inconsistently with our strategic goals or violate such ethical conduct policies. We are also subject to the risk that current and former officers, managers and skilled personnel could violate the terms of our confidentiality policies and procedures or proprietary information agreements with us which require them to keep confidential and not to use for their benefit information obtained in the course of their employment with us. Should a key current or former employee use or disclose such information, including information concerning our customers, pricing, capabilities or strategy, our ability to obtain new customers and to compete could be adversely impacted.

Any delay in the implementation of our information systems could disrupt our operations and cause unanticipated increases in our costs.

We have completed the installation of an enterprise resource planning system in most of our manufacturing sites and in our corporate location. We are currently in the process of installing this system in certain of our remaining facilities which will replace the existing planning and financial information systems. Any delay in the implementation of these information systems could result in material adverse consequences, including disruption of operations, loss of information and unanticipated increases in costs.

Disruptions to our information systems, including security breaches, losses of data or outages, and other security issues could adversely affect in the future, our operations.

We rely on information systems, some of which are owned and operated by third parties, to store, process and transmit confidential information, including financial reporting, inventory management, procurement, invoicing and electronic communications, belonging to our customers, our suppliers, our employees and/or us. Although we attempt to monitor and mitigate our exposure and modify our systems when warranted, these systems are vulnerable to, and at times have suffered from, among other things, damage from power loss or natural disasters, computer system and network failures, loss of telecommunication services, physical and electronic loss of data, terrorist attacks, security breaches and computer viruses. The increased use of mobile technologies can heighten these and other operational risks. If we, or the third parties who own and operate certain of our information systems, are unable to prevent such breaches, losses of data and outages, our operations could be disrupted. In addition, any production inefficiencies or delays could negatively affect our ability to fill customer orders, resulting in a delay or reduction in our revenues. Also, the time and funds spent on monitoring and mitigating our exposure and responding to breaches, including the training of employees, the purchase of protective technologies and the hiring of additional employees and consultants to assist in these efforts could adversely affect our financial results. Finally, any theft or misuse of information resulting from a security breach could result in, among other things, loss of significant and/or sensitive information, litigation by affected parties, financial obligations resulting from such theft or misuse, higher insurance premiums, governmental investigations, negative reactions from current and potential future customers (including potential negative financial ramifications under certain customer contract provisions) and poor publicity and any of these could adversely affect our financial results.

Compliance or the failure to comply with current and future environmental, health and safety, product stewardship and producer responsibility laws or regulations could cause us significant expense.

We are subject to a variety of federal, state, local and foreign environmental, health and safety, product stewardship and producer responsibility laws and regulations, including those relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process, those governing worker health and safety, those requiring design changes, supply chain investigation or conformity assessments or those relating to the recycling or reuse of products we manufacture. If we fail to comply with any present or future regulations, we could become subject to liabilities, and we could face fines or penalties, the suspension of production, or prohibitions on sales of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses, including expenses associated with the recall of any non-compliant product or with changes in our operational, procurement and inventory management activities.

Certain environmental laws impose liability for the costs of investigation, removal and remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, or on parties who arranged for hazardous substance treatment or disposal, even if such person or company was unaware of or not responsible for contamination at the affected site. Soil and groundwater contamination may have occurred at, near or arising from some of our facilities. From time to time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites. In certain instances where contamination existed prior to our ownership or occupation of a site, landlords or former owners have retained some contractual responsibility for contamination and remediation. However, failure of such persons to perform those obligations could result in us being required to address such contamination. As a result, we may incur clean-up costs in such potential removal or remediation efforts. In other instances, we may be responsible for clean-up costs and other environmental liabilities, including the possibility of third-party claims in connection with contaminated sites.

From time to time new regulations are enacted, or existing requirements are changed, and it is difficult to anticipate how such regulations and changes will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted.

As an example, under the Dodd-Frank Act, certain companies will become subject to new due diligence, disclosure and reporting requirements for manufacturing products that include components containing certain minerals. These regulations may result in a decrease in the supply of such minerals, an increase in their cost and/or a disruption to our supply chain.

Our failure to comply with any applicable regulatory requirements or with related contractual obligations could result in our being directly or indirectly liable for costs (including product recall and/or replacement costs), fines or penalties and third party claims, and could jeopardize our ability to conduct business in the jurisdictions implementing them.

In addition, there is an increasing governmental focus around the world on global warming and environmental impact issues, which may result in new environmental, health and safety regulations that may affect us, our suppliers and our customers. This could cause us to incur additional direct costs for compliance, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that get passed on to us. These costs may adversely impact our operations and financial condition.

We and our customers are increasingly concerned with environmental issues, such as waste management (including recycling) and climate change (including reducing carbon outputs). We expect these concerns to grow and require increased investments of time and resources.

We are subject to the risk of increased taxes.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. Our tax position, however, is subject to review and possible challenge by taxing authorities and to possible changes in law (including adverse changes to the manner in which the U.S. and other countries tax multinational companies or interpret their tax laws). We cannot determine in advance the extent to which some jurisdictions may assess additional tax or interest and penalties on such additional taxes. In addition, our effective tax rate may be increased by the generation of higher income in countries with higher tax rates, changes in the valuation of deferred tax assets and liabilities, changes in our cash management strategies, changes in local tax rates or countries adopting more aggressive interpretations of tax laws.

Several countries in which we are located allow for tax incentives to attract and retain business. We have obtained incentives where available and practicable. Our taxes could increase if certain tax incentives are retracted (which in some cases could occur if we fail to satisfy the conditions on which such incentives are based), or if they are not renewed upon expiration, or tax rates applicable to us in such jurisdictions otherwise increase. It is not anticipated that any tax incentives will expire within the next year. However, due to the possibility of changes in existing tax law and our operations, we are unable to predict how any expirations will impact us in the future. In addition, acquisitions may cause our effective tax rate to increase, depending on the jurisdictions in which the acquired operations are located.

Certain of our subsidiaries provide financing, products and services to, and may from time-to-time undertake certain significant transactions with, other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles, and that contemporaneous documentation must exist to support such pricing. There is a risk that the taxing authorities may not deem our transfer pricing documentation acceptable.

Our credit rating may be downgraded.

Our credit is rated by credit rating agencies. Our 7.750% Senior Notes, our 8.250% Senior Notes, our 5.625% Senior Notes and our 4.700% Senior Notes are currently rated BBB- by Fitch Ratings ("Fitch") and Standard and Poor's ("S&P") and Ba1 by Moody's, and are considered to be below "investment grade" debt by Moody's and "investment grade" debt by Fitch and S&P. Any potential future negative change in our credit rating may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all; negatively impact the price of our common stock; increase our interest payments under existing debt agreements; and have other negative implications on our business, many of which are beyond our control. In addition, the interest rate payable on the 8.250% Senior Notes and under the Amended and Restated Credit Facility is subject to adjustment from time to time if our credit ratings change. Thus, any potential future negative change in our credit rating may increase the interest rate payable on the 8.250% Senior Notes, the Amended and Restated Credit Facility and certain of our other borrowings.

Our amount of debt could significantly increase in the future.

As of August 31, 2013, our debt obligations consisted of $400.0 million under our 8.250% Senior Notes, $312.0 million under our 7.750% Senior Notes, $400.0 million under our 5.625% Senior Notes and $500.0 million under our 4.700% Senior Notes. As of August 31, 2013, there was $293.9 million outstanding under various bank loans to certain of our foreign subsidiaries and under various other debt obligations. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 7 — "Notes Payable, Long-Term Debt and Capital Lease Obligations" to the Consolidated Financial Statements for further details.

We have the ability to borrow up to $1.3 billion under the Amended and Restated Credit Facility. In addition, the Amended and Restated Credit Facility contemplates a potential increase of up to an additional $300.0 million, if we and the lenders later agree to such increase. We could incur additional indebtedness in the future in the form of bank loans, notes or convertible securities.

Should we desire to consummate significant additional acquisition opportunities, undertake significant additional expansion activities or make substantial investments in our infrastructure, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable. An increase in the level of our indebtedness, among other things, could:

- make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements or other purposes;
- limit our flexibility in planning for, or reacting to changes in, our business;
- make us more vulnerable in the event of a downturn in our business; and
- impact certain financial covenants that we are subject to in connection with our debt and securitization programs, including, among others, the maximum ratio of debt to consolidated EBITDA (as defined in our debt agreements and securitization programs).

There can be no assurance that we will be able to meet future debt service obligations.

We are subject to risks of currency fluctuations and related hedging operations.

More than an insignificant portion of our business is conducted in currencies other than the U.S. dollar. Changes in exchange rates among other currencies and the U.S. dollar will affect our cost of sales, operating margins and net revenue. We cannot predict the impact of future exchange rate fluctuations. We use financial instruments, primarily forward contracts, to economically hedge U.S. dollar and other currency commitments arising from trade accounts receivable, trade accounts payable, fixed purchase obligations and other foreign currency obligations. Based on our calculations and current forecasts, we believe that our hedging activities enable us to largely protect ourselves from future exchange rate fluctuations. If, however, these hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

An adverse change in the interest rates for our borrowings could adversely affect our financial condition.

We pay interest on outstanding borrowings under our revolving credit facilities and certain other long term debt obligations at interest rates that fluctuate based upon changes in various base interest rates. An adverse change in the base rates upon which our interest rates are determined could have a material adverse effect on our financial position, results of operations and cash flows. If the U.S. government defaults on any of its debt obligations, its credit rating declines, or certain other economic or fiscal issues occur, interest rates could rise which would increase our interest costs and reduce our net income. Also, increased interest rates could make any future, fixed interest rate debt obligations more expensive.

We face certain risks in collecting our trade accounts receivable.

Most of our customer sales are paid for after the goods and services have been delivered. If any of our customers has any liquidity issues (the risk of which could be relatively high, relative to historical conditions, due to current economic conditions), then we could encounter delays or defaults in payments owed to us which could have a significant adverse impact on our financial condition and results of operations. Our allowance for doubtful trade accounts receivable was $2.7 million as of August 31, 2013 (which represented less than 1% of our gross trade accounts receivable balance) and $3.2 million as of August 31, 2012 (which represented less than 1% of our gross trade accounts receivable balance).

Our stock price may be volatile.

Our common stock is traded on the New York Stock Exchange (the "NYSE"). The market price of our common stock has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including future announcements covering us or our key customers or competitors, government regulations, litigation, changes in earnings estimates by analysts, fluctuations in quarterly operating results, or general conditions in our industry and the aerospace, automotive, computing, consumer, defense, healthcare, industrial, instrumentation, medical, networking, packaging, peripherals, solar, storage and telecommunications industries. Furthermore, stock prices for many companies and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations and demand for our services, may adversely affect the market price of our common stock.

Provisions in our charter documents and state law may make it harder for others to obtain control of us even though some shareholders might consider such a development to be favorable.

Provisions in our amended certificate of incorporation, bylaws and the Delaware General Corporation Law from time to time may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method. These provisions may adversely impact our shareholders because they may decrease the possibility of a transaction in which our shareholders receive an amount of consideration in exchange for their shares that is at a significant premium to the then current market price of our shares. These provisions include:

- a restriction in our bylaws on the ability of shareholders to take action by less than unanimous written consent; and

- a statutory restriction on business combinations with some types of interested shareholders.

In addition, for ten years we had a "poison pill" shareholder rights plan that our Board of Directors allowed to expire in October 2011 without extension. In doing that, our Board considered various relevant issues, including the fact that if needed and appropriate it can, under the Delaware General Corporation Law, implement a new shareholders rights plan reasonably quickly and without stockholder approval. Our Board regularly considers this topic, even in the absence of specific circumstances or takeover proposals, to facilitate its ability in the future to act expeditiously and appropriately should the need arise.

Changes in the securities laws and regulations have increased, and may continue to increase, our costs; and any future changes would likely increase our costs.

The Sarbanes-Oxley Act of 2002, as well as related rules promulgated by the SEC and the NYSE, required changes in some of our corporate governance, securities disclosure and compliance practices. Compliance with these rules has increased our legal and financial accounting costs for several years following the announcement and effectiveness of these new rules. While these costs are no longer increasing, they may in fact increase in the future. In addition, given the recent turmoil in the securities and credit markets, as well as the global economy, many U.S. and international governmental, regulatory and supervisory authorities including, but not limited to, the SEC and the NYSE, have recently enacted additional changes in their laws, regulations and rules (such as the recent Dodd-Frank Act) and may be contemplating additional changes. These changes, and any such future changes, may cause our legal and financial accounting costs to increase.

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors, theft and fraud, or in informing management of all material information in a timely manner.

Our Board management, including our CEO and CFO, do not expect that our disclosure controls and internal controls and procedures will prevent all errors, theft and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

If we receive other than an unqualified opinion on the adequacy of our internal control over financial reporting as of August 31, 2014 or any future year-ends, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, larger public companies like us are required to include an annual report on internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company's internal control over financial reporting. Our independent registered certified public accounting firm, Ernst & Young LLP, issued an unqualified opinion on the effectiveness of our internal control over financial reporting as of August 31, 2013. While we continuously conduct a rigorous review of our internal control over financial reporting in order to try to assure compliance with the Section 404 requirements, if our independent registered certified public accounting firm interprets the Section 404 requirements and the related rules and regulations differently from us or if our independent registered certified public accounting firm is not satisfied with our internal control over financial reporting or with the level at which it is documented, operated or reviewed, they may issue an adverse opinion. An adverse opinion could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our Consolidated Financial Statements. In addition, we have spent a significant amount of resources, and will likely continue to for the foreseeable future, in complying with Section 404's requirements.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Any changes in U.S. GAAP or in estimates, judgments and assumptions could have a material adverse effect on our financial position and results of operations.

The Consolidated Financial Statements included in the periodic reports we file with the SEC are prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets, liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities and related reserves, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operations. In addition, the principles of U.S. GAAP are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to create appropriate accounting policies, and interpret such policies. A change in those policies can have a significant effect on our accounting methods. For example, although not yet currently required, the SEC could require us to adopt the International Financial Reporting Standards in the next few years, which could have a significant effect on certain of our accounting methods.

We are subject to risks associated with natural disasters, climate change and global events.

Our operations and those of our suppliers may be subject to natural disasters (such as the March 2011 earthquake and tsunami in Japan and the flooding in Thailand in the second half of 2011), climate change related events, or other business disruptions, which could seriously harm our results of operation and increase our costs and expenses. We are susceptible to losses and interruptions caused by hurricanes (including in Florida, where our headquarters are located), earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, typhoons, drought, fire, extreme weather conditions, rising sea level, geopolitical events such as terrorist acts or widespread criminal activities and other natural or manmade disasters. Our insurance coverage with respect to natural disasters is limited and is subject to deductibles and coverage limits. Such coverage may not be adequate, or may not continue to be available at commercially reasonable rates and terms.

Energy price increases may negatively impact our results of operations.

Certain of the components that we use in our manufacturing activities are petroleum-based. In addition, we, along with our suppliers and customers, rely on various energy sources (including oil) in our facilities and transportation activities. An increase in energy prices, which have been volatile over the past few years, could cause an increase to our raw material costs and transportation costs. In addition, increased transportation costs of certain of our suppliers and customers could be passed along to us. We may not be able to increase our product prices enough to offset these increased costs. In addition, any increase in our product prices may reduce our future customer orders and profitability.

Item 1B. Unresolved Staff Comments

We have not received any written comments from the SEC staff regarding our periodic or current reports under the Exchange Act that were received on or before the date that is 180 days before the end of our 2013 fiscal year and that remain unresolved.

Item 2. Properties

We own or lease facilities located in Argentina, Austria, Belgium, Brazil, Canada, China, Colombia, Czech Republic, England, France, Germany, Hungary, India, Ireland, Israel, Italy, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, South Korea, Taiwan, Turkey, Ukraine, United Arab Emirates, the U.S. and Vietnam. As part of our historical restructuring programs, certain of our facilities are no longer used in our business operations, as identified in the table below. We believe that our properties are generally in good condition, are well maintained and are generally suitable and adequate to carry out our business at expected capacity for the foreseeable future. The table below lists the locations and square footage for our facilities as of August 31, 2013:

Location	Approximate Square Footage	Type of Interest (Leased/Owned)	Description of Use
Arden, North Carolina	205,000	Leased	Manufacturing, Support, Storage
Auburn Hills, Michigan	207,000	Owned	Manufacturing
Belo Horizonte, Brazil	155,000	Leased	Manufacturing
Boise, Idaho	3,000	Leased	Support
Buenos Aires, Argentina	3,000	Leased	Aftermarket, Support, Storage
Calgary, Canada	11,000	Leased	Support
Cayey, Puerto Rico	122,000	Leased	Manufacturing, Support, Storage
Chicago, Illinois	13,000	Leased	Design, Support
Chihuahua, Mexico	1,025,000	Owned	Manufacturing, Aftermarket, Support, Storage
Chihuahua, Mexico	297,000	Leased	Storage
Chula Vista, California	80,000	Leased	Manufacturing, Storage
Clinton, Massachusetts	635,000	Owned	Manufacturing, Design, Support, Storage
Colorado Springs, Colorado	8,000	Leased	Design
Coppell, Texas	33,000	Leased	Support
Council Bluffs, Iowa	125,000	Leased	Aftermarket
Dothan, Alabama	136,000	Leased	Manufacturing, Support, Storage
Fletcher, North Carolina	15,000	Leased	Storage
Guadalajara, Mexico	363,000	Owned	Manufacturing
Guadalajara, Mexico	1,979,000	Leased	Manufacturing, Storage
Gurnee, Illinois	69,000	Owned	Manufacturing, Support, Storage
Gurnee, Illinois	12,000	Leased	Manufacturing, Support, Storage
Hanover Park, Illinois	147,000	Leased	Manufacturing, Support, Storage
Irvine, California	6,000	Leased	Support
Itasca, Illinois	203,000	Leased	Manufacturing, Support, Storage
Lake Orion, Michigan	45,000	Leased	Storage
Louisville, Kentucky	165,000	Leased	Aftermarket
Manaus, Brazil	262,000	Leased	Manufacturing
McAllen, Texas	71,000	Leased	Aftermarket
Mebane, North Carolina	172,000	Leased	Manufacturing, Support, Storage
Memphis, Tennessee	1,201,000	Leased	Manufacturing, Aftermarket
Mount Pleasant, Iowa	58,000	Owned	Manufacturing, Support, Storage
Mount Pleasant, Iowa	102,000	Leased	Storage
Nogales, Mexico(1)	12,000	Leased	
Northboro, Massachusetts	6,000	Leased	Support
Plano, Texas	144,000	Leased	Aftermarket
Poughkeepsie, New York	110,000	Leased	Storage
Reynosa, Mexico	421,000	Owned	Aftermarket
Reynosa, Mexico	176,000	Leased	Aftermarket
San Diego, California	20,000	Leased	Support, Storage
San Jose, California	181,000	Leased	Manufacturing, Prototype Manufacturing
Sorocaba, Brazil	4,000	Leased	Manufacturing
St. Petersburg, Florida	297,000	Owned	Manufacturing, Aftermarket, Support

Location	Approximate Square Footage	Type of Interest (Leased/Owned)	Description of Use
St. Petersburg, Florida	128,000	Leased	Manufacturing, Aftermarket, Design
Tampa, Florida	110,000	Owned	Aftermarket
Tampa, Florida	55,000	Leased	Storage
Tempe, Arizona	191,000	Owned	Manufacturing
Tempe, Arizona	27,000	Leased	Storage
Tijuana, Mexico	159,000	Leased	Manufacturing, Support, Storage
Toronto, Canada	57,000	Leased	Aftermarket
Valinhos, Brazil	31,000	Leased	Aftermarket
Total Americas	10,057,000		
Bangalore, India	22,000	Leased	Support, Storage
Beijing, China	6,000	Leased	Design
Changhua, Taiwan	370,000	Leased	Manufacturing, Office, Storage
Chengdu, China(2)	8,594,000	Leased	
Chennai, India(1)	284,000	Owned	
Dubai, United Arab Emirates	1,000	Leased	Aftermarket
Gotemba, Japan	31,000	Leased	Manufacturing
Hachiouji, Japan	20,000	Leased	Manufacturing
Ho Chi Minh City, Vietnam	291,000	Owned	Manufacturing
Hong Kong, China	30,000	Leased	Manufacturing, Design, Support, Storage
Hsinchu, Taiwan	20,000	Leased	Design
Huangpu, China	2,613,000	Owned	Manufacturing
Huangpu, China	1,031,000	Leased	Manufacturing, Training
Jurong, Singapore	56,000	Leased	Manufacturing, Support, Storage
Kolkata, India	10,000	Leased	Support, Storage
Manesar, India	59,000	Leased	Aftermarket, Support, Storage
Moscow, Russia	315,000	Owned	Manufacturing, Support, Storage
Mumbai, India	10,000	Leased	Support, Storage
Nanjing, China	135,000	Leased	Manufacturing
New Delhi, India	3,000	Leased	Support
Penang, Malaysia	879,000	Owned	Manufacturing, Aftermarket
Penang, Malaysia	283,000	Leased	Manufacturing, Support
Ranjangaon, India	262,000	Owned	Manufacturing
Shanghai, China	503,000	Owned	Manufacturing, Aftermarket, Design
Shanghai, China	77,000	Leased	Aftermarket, Design, Support
Shenzhen, China	1,729,000	Leased	Manufacturing, Support, Storage
Suzhou, China	262,000	Owned	Manufacturing, Support, Storage
Suzhou, China	722,000	Leased	Manufacturing, Aftermarket, Support, Storage
Taichung, Taiwan	601,000	Owned	Manufacturing, Design, Support, Storage
Taichung, Taiwan	177,000	Leased	Manufacturing, Support, Storage
Taipei, Taiwan	11,000	Leased	Design, Support
Tampines, Singapore	166,000	Leased	Manufacturing, Aftermarket, Design, Support, Storage
Taoyuan City, Taiwan	20,000	Leased	Support
Tel Aviv, Israel	3,000	Leased	Support
Tianjin, China	168,000	Owned	Manufacturing
Tianjin, China	3,307,000	Leased	Manufacturing, Support, Storage
Wuxi, China	462,000	Owned	Manufacturing, Design, Support, Storage
Wuxi, China	4,471,000	Leased	Manufacturing, Design, Storage
Yantai, China	225,000	Leased	Manufacturing
Total Asia	28,229,000		

Location	Approximate Square Footage	Type of Interest (Leased/Owned)	Description of Use
Amsterdam, The Netherlands	79,000	Leased	Aftermarket
Ankara, Turkey	1,000	Leased	Aftermarket
Bray, Ireland	135,000	Owned	Manufacturing, Design, Support, Storage
Brest, France	393,000	Owned	Manufacturing
Bydgoszcz, Poland	228,000	Leased	Aftermarket
Cassina de Pecchi, Italy(1)	161,000	Leased	
Chartres, France	90,000	Leased	Manufacturing, Support, Storage
Coventry, England	41,000	Leased	Aftermarket
Dublin, Ireland	4,000	Leased	Support
Eindhoven, The Netherlands(1)	124,000	Leased	
Hasselt, Belgium	85,000	Leased	Design, Prototype Design, Prototype Manufacturing
Jena, Germany	24,000	Leased	Design, Prototype Design, Prototype Manufacturing
Knittlingen, Germany	82,000	Owned	Manufacturing, Support
Knittlingen, Germany	113,000	Leased	Manufacturing, Support
Kwidzyn, Poland	574,000	Owned	Manufacturing, Storage
Livingston, Scotland	130,000	Owned	Manufacturing
Marcianise, Italy	200,000	Leased	Manufacturing
Nagyigmand, Hungary	59,000	Owned	Manufacturing, Support, Storage
Ostrava, Czech Republic	5,000	Leased	Aftermarket
Pecs, Hungary	36,000	Leased	Aftermarket
Solihull, England	23,000	Leased	Aftermarket
Szombathely, Hungary	291,000	Owned	Aftermarket
Tata, Hungary(1)	28,000	Owned	
Tiszaujvaros, Hungary	423,000	Owned	Manufacturing
Tiszaujvaros, Hungary	170,000	Leased	Manufacturing, Storage
Tver, Russia	48,000	Leased	Manufacturing, Aftermarket, Storage
Uzhgorod, Ukraine	225,000	Owned	Manufacturing, Aftermarket, Storage
Venray, The Netherlands	452,000	Leased	Manufacturing, Aftermarket, Support, Storage
Vienna, Austria	88,000	Leased	Manufacturing, Design
Waterford, Ireland	153,000	Owned	Manufacturing, Support, Storage
Total Europe	4,465,000		
Total Facilities at August 31, 2013	42,751,000		

(1) This facility is no longer used in our business operations.

(2) This facility is under construction and is not currently used in our business operations.

Certifications

Our manufacturing facilities and our aftermarket facilities are ISO certified to ISO 9001:2008 standards and most are also certified to ISO-14001:2004 environmental standards. Following are additional certifications that are held by certain of our manufacturing facilities as listed:

- *Accreditation Certificate of Foreign Medical Device Manufacturer* — Tijuana, Mexico and Mebane, North Carolina.
- *Aerospace Standard AS/EN 9100* — Tempe, Arizona; Shanghai, China; St. Petersburg, Florida; Livingston, Scotland; and Singapore City, Singapore.
- *Automotive Standard TS16949* — Vienna, Austria; Huangpu, Shanghai, Shenzhen, Suzhou, Tianjin and Wuxi, China; Tiszaujvaros, Hungary; and Chihuahua, Mexico.

- *Controlled Substance Registration* — Clinton, Massachusetts.
- *Customs-Trade Partnership Against Terrorism (C-TPAT)* — Guadalajara and Tijuana, Mexico.
- *FDA Medical Registered* — Vienna, Austria; Shanghai and Shenzhen, China; Gurnee, Illinois; Louisville, Kentucky; Guadalajara and Tijuana, Mexico; Auburn Hills, Michigan; Mebane, North Carolina; and Singapore City, Singapore.
- *IECQ Certificate of Conformity — Hazardous Substance Process Management QC 080000* — Shenzhen, Suzhou and Tianjin, China.
- *Medical Standard ISO-13485* — Tempe, Arizona; Vienna, Austria; Hasselt, Belgium; San Diego and San Jose, California; Shanghai, Shenzhen, Suzhou and Tianjin, China; St. Petersburg, Florida; Chartres, France; Knittlingen, Germany; Tiszaujvaros, Hungary; Gurnee, Illinois; Bray, Ireland; Louisville, Kentucky; Penang, Malaysia; Clinton, Massachusetts; Guadalajara and Tijuana, Mexico; Auburn Hills, Michigan; Asheville and Mebane, North Carolina; Kwidzyn, Poland; Cayey, Puerto Rico; Livingston, Scotland; and Singapore City, Singapore.
- *Occupational Health & Safety Management System Standard OHSAS 18001* — Huangpu, Shanghai, Tianjin and Wuxi, China; Manaus, Brazil; St. Petersburg, Florida; Tiszaujvaros, Hungary; Ranjangaon, India; Penang, Malaysia; Guadalajara, Mexico; Bydgoszcz and Kwidzyn, Poland; Singapore City, Singapore; Taichung, Taiwan; Memphis, Tennessee; Plano, Texas; and Uzhgorod, Ukraine.
- *Telecommunications Standard TL 9000* — San Jose, California; Huangpu, Shanghai and Wuxi, China; Tiszaujvaros, Hungary; and Penang, Malaysia.
- *ESD/ANSI 20:20 Standard* — Tempe, Arizona; San Jose, California; Huangpu, Shanghai, Tianjin and Wuxi, China; St. Petersburg, Florida; Szombathely, Hungary; Ranjangaon, India; Louisville, Kentucky; Penang, Malaysia; Guadalajara and Reynosa, Mexico; and Auburn Hills, Michigan.

Item 3. Legal Proceedings

We are party to certain lawsuits in the ordinary course of business. We do not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the New York Stock Exchange under the symbol "JBL." The following table sets forth the high and low sales prices per share for our common stock as reported on the New York Stock Exchange for the fiscal periods indicated.

	High	Low
Fiscal Year Ended August 31, 2013		
First Quarter (September 1, 2012 — November 30, 2012)	$22.91	$16.82
Second Quarter (December 1, 2012 — February 28, 2013)	$20.29	$17.09
Third Quarter (March 1, 2013 — May 31, 2013)	$20.47	$16.39
Fourth Quarter (June 1, 2013 — August 31, 2013)	$24.09	$18.80
Fiscal Year Ended August 31, 2012		
First Quarter (September 1, 2011 — November 30, 2011)	$21.49	$14.93
Second Quarter (December 1, 2011 — February 29, 2012)	$26.50	$18.79
Third Quarter (March 1, 2012 — May 31, 2012)	$27.40	$18.73
Fourth Quarter (June 1, 2012 — August 31, 2012)	$23.95	$17.67

On October 8, 2013, the closing sales price for our common stock as reported on the New York Stock Exchange was $21.82. As of October 8, 2013, there were 2,007 holders of record of our common stock.

Information regarding equity compensation plans is incorporated by reference to the information set forth in Item 12 of Part III of this report.

Dividends

The following table sets forth certain information relating to our cash dividends declared to common stockholders during fiscal years 2013 and 2012.

Dividend Information

	Dividend declaration date	Dividend per share	Total of cash dividends declared	Date of record for dividend payment	Dividend cash payment date
		(in thousands, except for per share data)			
Fiscal year 2013:	October 16, 2012	$0.08	$16,962	November 15, 2012	December 3, 2012
	January 23, 2013	$0.08	$16,990	February 15, 2013	March 1, 2013
	April 15, 2013	$0.08	$16,994	May 15, 2013	June 3, 2013
	July 18, 2013	$0.08	$17,005	August 15, 2013	September 3, 2013
Fiscal year 2012:	October 20, 2011	$0.08	$17,379	November 15, 2011	December 1, 2011
	January 25, 2012	$0.08	$17,323	February 16, 2012	March 1, 2012
	April 19, 2012	$0.08	$17,281	May 15, 2012	June 1, 2012
	July 19, 2012	$0.08	$17,230	August 15, 2012	September 4, 2012

We currently expect to continue to declare and pay quarterly dividends of an amount similar to our past declarations. However, the declaration and payment of future dividends are discretionary and will be subject to determination by our Board of Directors each quarter following its review of our financial performance.

Issuer Purchases of Equity Securities

The following table provides information relating to our repurchase of common stock for the fourth quarter of fiscal year 2013.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in thousands)
June 1, 2013 — June 30, 2013	—	$ —	—	$—
July 1, 2013 — July 31, 2013	713	$22.45	—	$—
August 1, 2013 — August 31, 2013	280	$23.54	—	$—
Total	993	$22.76	—	$—

(1) The purchases include amounts that are attributable to shares surrendered to us by employees to satisfy, in connection with the vesting of restricted stock awards and the exercise of stock options and stock appreciation rights, their tax withholding obligations.

Item 6. Selected Financial Data

The following selected data are derived from our Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated into Item 8, and with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Fiscal Year Ended August 31,				
	2013	2012	2011	2010	2009
	(in thousands, except for per share data)				
Consolidated Statement of Operations Data:					
Net revenue	$18,336,894	$17,151,941	$16,518,827	$13,409,411	$11,684,538
Cost of revenue	16,977,032	15,842,896	15,264,257	12,405,267	10,965,723
Gross profit	1,359,862	1,309,045	1,254,570	1,004,144	718,815
Operating expenses:					
Selling, general and administrative	688,752	644,452	590,572	589,738	495,941
Research and development	28,468	25,837	25,034	28,085	27,321
Amortization of intangibles	16,154	16,825	22,051	25,934	31,039
Restructuring and related charges	89,453	—	628	8,217	51,894
Impairment of notes receivable and related charges	25,597	—	—	—	—
Goodwill impairment charges	—	—	—	—	1,022,821
Settlement of receivables and related charges	—	—	13,607	—	—
Loss on disposal of subsidiaries	—	—	23,944	24,604	—
Operating income (loss)	511,438	621,931	578,734	327,566	(910,201)
Other expense	6,213	8,943	2,986	4,087	20,111
Interest income	(1,901)	(2,041)	(3,132)	(2,956)	(7,426)
Interest expense	121,062	106,129	97,693	79,168	82,247
Income (loss) before income tax	386,064	508,900	481,187	247,267	(1,005,133)
Income tax expense	15,973	112,811	98,229	76,501	160,898
Net income (loss)	370,091	396,089	382,958	170,766	(1,166,031)
Net (loss) income attributable to noncontrolling interests, net of income tax expense	(1,391)	1,402	1,895	1,926	(819)
Net income (loss) attributable to Jabil Circuit, Inc.	$ 371,482	$ 394,687	$ 381,063	$ 168,840	$(1,165,212)
Earnings (loss) per share attributable to the stockholders of Jabil Circuit, Inc.:					
Basic	$ 1.83	$ 1.91	$ 1.78	$ 0.79	$ (5.63)
Diluted	$ 1.79	$ 1.87	$ 1.73	$ 0.78	$ (5.63)
Weighted average shares outstanding:					
Basic	203,096	206,160	214,502	214,332	207,002
Diluted	207,815	211,181	220,719	217,597	207,002

	August 31,				
	2013	2012	2011	2010	2009
			(in thousands)		
Consolidated Balance Sheets Data:					
Working capital	$ 955,811	$1,780,332	$1,225,899	$1,048,844	$ 990,900
Total assets	$9,153,781	$7,803,141	$7,057,940	$6,367,747	$5,317,858
Current installments of notes payable, long-term debt and capital lease obligations	$ 215,536	$ 18,031	$ 74,160	$ 167,566	$ 197,575
Notes payable, long-term debt and capital lease obligations, less current installments	$1,690,426	$1,658,326	$1,112,594	$1,018,930	$1,036,873
Total Jabil Circuit, Inc. stockholders' equity	$2,335,287	$2,105,057	$1,867,120	$1,578,046	$1,435,162
Cash dividends declared, per share	$ 0.32	$ 0.32	$ 0.28	$ 0.28	$ 0.28

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are one of the leading providers of worldwide electronic manufacturing services and solutions. We provide comprehensive electronics design, production and product management services to companies in the aerospace, automotive, computing, consumer, defense, healthcare, industrial, instrumentation, medical, networking, packaging, peripherals, solar, storage and telecommunications industries.

The industry in which we operate is composed of companies that provide a range of manufacturing, design and aftermarket services to companies that utilize electronics components. The industry experienced rapid change and growth through the 1990s as an increasing number of companies chose to outsource an increasing portion, and, in some cases, all of their manufacturing requirements. In mid-2001, the industry's revenue declined as a result of significant cut-backs in customer production requirements, which was consistent with the overall downturn in the technology sector at the time. In response to this downturn in the technology sector, we implemented restructuring programs to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers. Industry revenues generally began to stabilize in 2003 and companies began to turn more to outsourcing versus internal manufacturing. In addition, the number of industries serviced, as well as the market penetration in certain industries, by electronic manufacturing service providers has increased over the past several years. In mid-2008, the industry's revenue declined when a deteriorating macro-economic environment resulted in illiquidity in global credit markets and a significant economic downturn in the North American, European and Asian markets. In response to this downturn, we implemented additional restructuring programs, including the restructuring plan that was approved by our Board of Directors in fiscal year 2013 (the "2013 Restructuring Plan"), to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers.

Uncertainty remains regarding the extent and timing of the current global economic recovery, particularly in those countries (such as in much of Europe) where economic conditions remain at risk. We will continue to monitor the current economic environment and its potential impact on both the customers that we serve as well as our end-markets and closely manage our costs and capital resources so that we can respond appropriately as circumstances continue to change.

We manage our business and operations in the following three segments: Diversified Manufacturing Services ("DMS"), Enterprise & Infrastructure ("E&I") and High Velocity Systems ("HVS"). Our DMS segment is composed of dedicated resources to manage higher complexity global products in regulated and other industries and introduce materials and process technologies including design and aftermarket services to our global customers. Our E&I and HVS segments offer integrated global manufacturing and supply chain solutions designed to provide cost effective solutions for our customers. Our E&I segment is focused on our customers primarily in the computing, storage, networking and telecommunication sectors. Our HVS segment is focused on the particular needs of the consumer products industry, including mobility, display, set-top boxes and peripheral products such as printers and point of sale terminals.

We derive revenue principally from manufacturing services related to electronic equipment built to customer specifications. We also derive revenue to a lesser extent from aftermarket services, design services and excess inventory sales. Revenue from manufacturing services and excess inventory sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and collectability is reasonably assured. Aftermarket service related revenue is generally recognized upon completion of the services. Design service related revenue is generally recognized upon completion and acceptance by the respective customer. We generally assume no significant obligations after product shipment.

Our cost of revenue includes the cost of electronic components and other materials that comprise the products we manufacture; the cost of labor and manufacturing overhead; and adjustments for excess and obsolete inventory. As a provider of turnkey manufacturing services, we are responsible for procuring components and other materials. This requires us to commit significant working capital to our operations and to manage the purchasing, receiving, inspection and stocking of materials. Although we bear the risk of fluctuations in the cost of materials and excess scrap, we periodically negotiate cost of materials adjustments with our customers. Net revenue from each product that we manufacture consists of an element based on the costs of materials in that product and an element based on the labor and manufacturing overhead costs allocated to that product. We refer to the portion of the sales price of a product that is based on materials costs as "material-based revenue," and to the portion of the sales price of a product that is based on labor and manufacturing overhead costs as "manufacturing-based revenue." Our gross margin for any product depends on the mix between the cost of materials in the product and the cost of labor and manufacturing overhead allocated to the product. We typically realize higher gross margins on manufacturing-based revenue than we do on materials-based revenue. As we gain experience in manufacturing a product, we usually achieve increased efficiencies, which result in lower labor and manufacturing overhead costs for that product.

Our operating results are impacted by the level of capacity utilization of manufacturing facilities; indirect labor costs; and selling, general and administrative expenses. Operating income margins have generally improved during periods of high production volume and high capacity utilization. During periods of low production volume, we generally have idle capacity and reduced operating income margins.

We have consistently utilized advanced circuit design, production design and manufacturing technologies to meet the needs of our customers. To support this effort, our engineering staff focuses on developing and refining design and manufacturing technologies to meet specific needs of specific customers. Most of the expenses associated with these customer-specific efforts are reflected in our cost of revenue. In addition, our engineers engage in research and development ("R&D") of new technologies that apply generally to our operations. The expenses of these R&D activities are reflected in the research and development line item within our Consolidated Statement of Operations.

An important element of our strategy is the expansion of our global production facilities. The majority of our revenue and materials costs worldwide are denominated in U.S. dollars, while our labor and utility costs in operations outside the U.S. are denominated in local currencies. We economically hedge these local currency costs, based on our evaluation of the potential exposure as compared to the cost of the hedge, through the purchase of foreign currency exchange contracts. Changes in the fair market value of such hedging instruments are reflected within the Consolidated Statement of Operations and the Consolidated Statement of Comprehensive Income. See "Risk Factors — We are subject to risks of currency fluctuations and related hedging operations."

We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue and upon their growth, viability and financial stability. A significant reduction in sales to any of our customers, a customer exerting significant pricing and margin pressures on us or the termination or substantial winding down of our business relationship with one of our customers could have a material adverse effect on our results of operations. In the past, some of our customers have terminated their manufacturing arrangements with us or have significantly reduced or delayed the volume of design, production or product management services ordered from us, including moving a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity. There can be no assurance that present or future customers will not terminate their manufacturing arrangements with us or significantly reduce or delay the volume of design, production or product management services ordered from us, or move a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity. We are currently terminating or substantially winding down our business relationship with BlackBerry Limited (this could include restructuring related expenses, which are still being determined and could have a material adverse effect), one of our significant customers in recent years, and could in the future terminate, or substantially wind down, other significant customer relationships. Any such termination or substantial winding down of a customer or manufacturing relationship or change, reduction or delay in orders could have a material adverse effect on our results of operations or financial condition. See "Risk Factors — Because we depend on a limited number of customers, a reduction in sales to any one of our customers could cause a significant decline in our revenue," "Risk Factors — Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and capital expenditures, and to maximize the efficiency of our manufacturing capacity," "Risk Factors — Our customers may cancel their orders, change production quantities, delay production or change their sourcing strategy" and Note 11 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements.

Summary of Results

Net revenues for fiscal year 2013 increased approximately 6.9% to $18.3 billion compared to $17.2 billion for fiscal year 2012 largely due to increased revenue from certain of our existing customers, including new program wins with these customers.

The following table sets forth, for the fiscal year ended August 31, certain key operating results and other financial information (in thousands, except per share data).

	Fiscal Year Ended August 31,		
	2013	2012	2011
Net revenue	$18,336,894	$17,151,941	$16,518,827
Gross profit	$ 1,359,862	$ 1,309,045	$ 1,254,570
Operating income	$ 511,438	$ 621,931	$ 578,734
Net income attributable to Jabil Circuit, Inc.	$ 371,482	$ 394,687	$ 381,063
Earnings per share - basic	$ 1.83	$ 1.91	$ 1.78
Earnings per share - diluted	$ 1.79	$ 1.87	$ 1.73

Key Performance Indicators

Management regularly reviews financial and non-financial performance indicators to assess the Company's operating results. The following table sets forth, for the quarterly periods indicated, certain of management's key financial performance indicators.

	Three Months Ended			
	August 31, 2013	May 31, 2013	February 28, 2013	November 30, 2012
Sales cycle	4 days	4 days	12 days	9 days
Inventory turns (annualized)	8 turns	7 turns	7 turns	7 turns
Days in accounts receivable	24 days	20 days	26 days	28 days
Days in inventory	47 days	51 days	55 days	52 days
Days in accounts payable	67 days	67 days	69 days	71 days

	Three Months Ended			
	August 31, 2012	May 31, 2012	February 29, 2012	November 30, 2011
Sales cycle	7 days	12 days	15 days	7 days
Inventory turns (annualized)	7 turns	7 turns	7 turns	7 turns
Days in accounts receivable	23 days	24 days	24 days	23 days
Days in inventory	51 days	55 days	54 days	54 days
Days in accounts payable	67 days	67 days	63 days	70 days

The sales cycle is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable; accordingly, the variance in the sales cycle quarter over quarter is a direct result of changes in these indicators. During the three months ended August 31, 2013, days in accounts receivable increased four days to 24 days as compared to the prior sequential quarter as a result of the timing of sales and cash collection efforts during the quarter. During the three months ended May 31, 2013, February 28, 2013 and November 30, 2012, the days in accounts receivable decreased six days to 20 days, decreased two days to 26 days and increased five days to 28 days, respectively, from the prior sequential quarter primarily due to the timing of sales and collections activity.

During the three months ended August 31, 2013, days in inventory decreased four days to 47 days as compared to the prior sequential quarter due to continued focus on inventory management and increased sales activity during the quarter. During the three months ended May 31, 2013, days in inventory decreased four days to 51 days as compared to the prior sequential quarter largely due to continued focus on inventory management and increased sales activity during the quarter. During the three months ended February 28, 2013, days in inventory increased three days to 55 days as compared to the prior sequential quarter largely to support expected revenue levels in the third quarter of fiscal year 2013. During the three months ended November 30, 2012, days in inventory increased one day to 52 days as compared to the prior sequential quarter largely to support revenue levels in the first month of the second quarter of fiscal year 2013. Inventory turns, on an annualized basis, increased one turn to eight turns during the fourth quarter of fiscal year 2013 and remained constant at seven turns during the third, second and first quarters of fiscal year 2013. The increase during the fourth quarter of fiscal year 2013 was primarily due to continued focus on inventory management.

During the three months ended August 31, 2013, May 31, 2013, February 28, 2013 and November 30, 2012, days in accounts payable remained constant at 67 days, decreased two days to 67 days, decreased two days to 69 days and increased four days to 71 days, respectively, from the prior sequential quarter primarily due to the timing of purchases and cash payments for purchases during the respective quarters.

The sales cycle was 4 days during the three months ended August 31, 2013, 4 days during the three months ended May 31, 2013, 12 days during the three months ended February 28, 2013 and 9 days during the three months ended November 30, 2012. The changes in the sales cycle are due to the changes in accounts receivable, accounts payable and inventory that are discussed above.

Critical Accounting Policies and Estimates

The preparation of our Consolidated Financial Statements and related disclosures in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements. For further discussion of our significant accounting policies, refer to Note 1 — "Description of Business and Summary of Significant Accounting Policies" to the Consolidated Financial Statements.

Revenue Recognition

We derive revenue principally from manufacturing services related to electronic equipment built to customer specifications. We also derive revenue to a lesser extent from aftermarket services, design services and excess inventory sales. Revenue from manufacturing services and excess inventory sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and collectability is reasonably assured. Aftermarket service related revenue is generally recognized upon completion of the services. Design service related revenue is generally recognized upon completion and acceptance by the respective customer. We generally assume no significant obligations after product shipment.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts related to receivables not expected to be collected from our customers. This allowance is based on management's assessment of specific customer balances, considering the age of receivables and financial stability of the customer. If there is an adverse change in the financial condition and circumstances of our customers, or if actual defaults are higher than provided for, an addition to the allowance may be necessary.

Inventory Valuation

We purchase inventory based on forecasted demand and record inventory at the lower of cost or market. Management regularly assesses inventory valuation based on current and forecasted usage, customer inventory-related contractual obligations and other lower of cost or market considerations. If actual market conditions or our customers' product demands are less favorable than those projected, additional valuation adjustments may be necessary.

Long-Lived Assets

We review property, plant and equipment and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the undiscounted projected cash flows that the asset(s) or asset group(s) are expected to generate. If the carrying amount of an asset or an asset group is not recoverable, we recognize an impairment loss based on the excess of the carrying amount of the long-lived asset or asset group over its respective fair value, which is generally determined as either the present value of estimated future cash flows or the appraised value. The impairment analysis is based on significant assumptions of future results made by management, including revenue and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include unforeseen decreases in future performance or industry demand and the restructuring of our operations resulting from a change in our business strategy or adverse economic conditions. For further discussion of our current restructuring program, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Related Charges."

We have recorded intangible assets, including goodwill, in connection with business acquisitions. Estimated useful lives of amortizable intangible assets are determined by management based on an assessment of the period over which the asset is expected to contribute to future cash flows. The fair value of acquired amortizable intangible assets impacts the amounts recorded as goodwill.

We perform a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. We determine the fair value of our reporting units based on an average weighting of both projected discounted future results and the use of comparative market multiples. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second test is performed to measure the amount of loss, if any.

We perform an indefinite-lived intangible asset impairment analysis on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of indefinite-lived intangible assets is measured by comparing the carrying amount to the fair value. We determine the fair value of our indefinite-lived intangible assets principally based on a variation of the income approach, known as the relief from royalty method. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, the indefinite-lived intangible asset is considered impaired.

We completed our annual impairment test for goodwill and indefinite-lived intangible assets during the fourth quarter of fiscal year 2013 and determined that the fair values of our reporting units and the indefinite-lived intangible assets are substantially in excess of the carrying values and that no impairment existed as of the date of the impairment test.

Retirement Benefits

We have pension and postretirement benefit costs and liabilities in certain foreign locations that are developed from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates of discount rates, compensation rate increases and return on plan assets. We evaluate these assumptions on a regular basis taking into consideration current market conditions and historical market data. The discount rate is used to state expected future cash flows at a present value on the measurement date. This rate represents the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. When considering the expected long-term rate of return on pension plan assets, we take into account current and expected asset allocations, as well as historical and expected returns on plan assets. Other assumptions include demographic factors such as retirement, mortality and turnover. For further discussion of our pension and postretirement benefits, refer to Note 8 — "Postretirement and Other Employee Benefits" to the Consolidated Financial Statements.

Income Taxes

We estimate our income tax provision in each of the jurisdictions in which we operate, a process that includes estimating exposures related to examinations by taxing authorities. We must also make judgments regarding the ability to realize the deferred tax assets. The carrying value of our net deferred tax assets is based on our belief that it is more likely than not that we will generate sufficient future taxable income in certain jurisdictions to realize these deferred tax assets. A valuation allowance has been established for deferred tax assets that we do not believe meet the "more likely than not" criteria. We assess whether an uncertain tax position taken or expected to be taken in a tax return meets the threshold for recognition and measurement in the Consolidated Financial Statements. Our judgments regarding future taxable income as well as tax positions taken or expected to be taken in a tax return may change due to changes in market conditions, changes in tax laws or other factors. If our assumptions and consequently our estimates change in the future, the valuation allowances and/or tax reserves established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.

The Internal Revenue Service ("IRS") completed its field examination of the Company's tax returns for the fiscal years 2003 through 2005 and fiscal years 2006 through 2008 and issued Revenue Agent's Reports ("RAR") on April 30, 2010 and April 25, 2012, respectively. The proposed adjustments primarily related to the IRS contentions that (1) certain corporate expenses relate to services provided to foreign affiliates and therefore must be charged to those affiliates and (2) valuable intangible property was transferred to certain foreign affiliates without charge. On August 30, 2013, the tax return audit for fiscal years 2003 through 2008 was effectively settled when the Company agreed to the IRS Office of Appeals' Form 870-AD (Offer to Waive Restrictions on Assessment and Collection of Tax Deficiency and to Accept Overassessment) adjustments, which were substantially lower than the initial RAR proposed adjustments. The settlement did not have a material effect on the Company's financial position or liquidity and no additional tax liabilities were recorded. For further discussion related to our income taxes, refer to Note 4 — "Income Taxes" to the Consolidated Financial Statements and "Risk Factors — We are subject to the risk of increased taxes."

Recent Accounting Pronouncements

See Note 17 — "New Accounting Guidance" to the Consolidated Financial Statements for a discussion of recent accounting guidance.

Results of Operations

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net revenue:

	Fiscal Year Ended August 31,		
	2013	2012	2011
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	92.6	92.4	92.4
Gross profit	7.4	7.6	7.6
Operating expenses:			
Selling, general and administrative	3.7	3.7	3.6
Research and development	0.2	0.2	0.2
Amortization of intangibles	0.1	0.1	0.1
Restructuring and related charges	0.5	—	0.0
Impairment of notes receivable and related charges	0.1	—	—
Settlement of receivables and related charges	—	—	0.1
Loss on disposal of subsidiaries	—	—	0.1
Operating income	2.8	3.6	3.5
Other expense	0.0	0.0	0.0
Interest income	(0.0)	(0.0)	(0.0)
Interest expense	0.7	0.6	0.6
Income before income tax	2.1	3.0	2.9
Income tax expense	0.1	0.7	0.6
Net income	2.0	2.3	2.3
Net (loss) income attributable to noncontrolling interests, net of income tax expense	(0.0)	0.0	0.0
Net income attributable to Jabil Circuit, Inc.	2.0%	2.3%	2.3%

Fiscal Year Ended August 31, 2013 Compared to Fiscal Year Ended August 31, 2012

Net Revenue. Our net revenue increased 6.9% to $18.3 billion for fiscal year 2013, up from $17.2 billion in fiscal year 2012. Specific increases include a 9% increase in the sale of DMS products; a 9% increase in the sale of E&I products; and a 1% increase in the sale of HVS products. The increases are primarily due to increased revenue from certain of our existing customers, most notably in DMS and E&I, including new program wins with these customers.

Generally, we assess revenue on a global customer basis regardless of whether the growth is associated with organic growth or as a result of an acquisition. Accordingly, we do not differentiate or report separately revenue increases generated by acquisitions as opposed to existing business. In addition, the added cost structures associated with our acquisitions have historically been relatively insignificant when compared to our overall cost structure.

The distribution of revenue across our sectors has fluctuated, and will continue to fluctuate, as a result of numerous factors, including but not limited to the following: fluctuations in customer demand as a result of recessionary conditions; efforts to de-emphasize the economic performance of certain sectors, most specifically, our former automotive and display sectors; seasonality in our business; business growth from new and existing customers; and the current termination or substantial winding down of our business relationship with BlackBerry Limited (this could include restructuring related expenses, which are still being determined and could have a material adverse effect) and any other potential future termination, or substantial winding down, of other significant customer relationships.

The following table sets forth, for the periods indicated, revenue by segment expressed as a percentage of net revenue:

	Fiscal Year Ended August 31,		
	2013	2012	2011
DMS			
Specialized Services	29%	24%	17%
Industrial & CleanTech	10%	12%	12%
Instrumentation & Healthcare	6%	8%	7%
Total DMS	**45%**	**44%**	**36%**
Total E&I	**30%**	**29%**	**32%**
Total HVS	**25%**	**27%**	**32%**
Total	**100%**	**100%**	**100%**

Foreign source revenue represented 86.0% of our net revenue for fiscal year 2013 and 85.6% of net revenue for fiscal year 2012. We currently expect our foreign source revenue to remain relatively consistent as compared to current levels over the course of the next 12 months.

Gross Profit. Gross profit for fiscal year 2013 ($1.4 billion or 7.4% of net revenue) remained relatively consistent as compared to fiscal year 2012 ($1.3 billion or 7.6% of net revenue).

Selling, General and Administrative. Selling, general and administrative expenses increased to $688.8 million (3.7% of net revenue) for fiscal year 2013 compared to $644.5 million (3.7% of net revenue) for fiscal year 2012. Selling, general and administrative expense as a percentage of net revenue remained relatively consistent as compared to the prior fiscal year. Selling, general and administrative expense on a gross basis increased as compared to fiscal year 2012 due to additional salary and salary related expenses associated with increased headcount to support the continued growth of our business; additional selling, general and administrative expenses associated with acquisitions, including Nypro Inc. ("Nypro") during the fourth quarter of fiscal year 2013 and Telmar Network Technology, Inc. ("Telmar") during the second quarter of fiscal year 2012; and $13.5 million in professional fees associated with the due diligence and other acquisition related activities associated with the Nypro acquisition.

Research and Development. R&D expenses for fiscal year 2013 increased to $28.5 million (0.2% of net revenue) from $25.8 million (0.2% of net revenue) for fiscal year 2012. The increase is primarily due to new projects in targeted growth sectors, such as the emerging growth sector within DMS.

Amortization of Intangibles. We recorded $16.2 million of amortization of intangibles in fiscal year 2013 as compared to $16.8 million in fiscal year 2012. The decrease is primarily attributable to certain intangible assets that became fully amortized since August 31, 2012, partially offset by an increase to amortization expense associated with the finite-lived intangible assets acquired in connection with the acquisitions of Nypro and Telmar. For additional information regarding purchased intangibles, see "Acquisitions and Expansion" below, Note 1(f) — "Description of Business and Summary of Significant Accounting Policies — Goodwill and Other Intangible Assets", Note 6 — "Goodwill and Other Intangible Assets" and Note 16 — "Business Acquisitions" to the Consolidated Financial Statements.

Restructuring and Related Charges. In conjunction with the 2013 Restructuring Plan, we charged $89.5 million of restructuring and related charges to the Consolidated Statement of Operations during the fiscal year ended August 31, 2013. The 2013 Restructuring Plan is intended to better align our manufacturing capacity in certain geographies and to reduce our worldwide workforce in order to reduce operating expenses. These restructuring activities are intended to address current market conditions and customer requirements. The restructuring and related charges for the fiscal year ended August 31, 2013 include $80.4 million related to employee severance and benefit costs, $8.3 million related to asset write off costs, $0.5 million related to lease costs and $0.3 million related to other related costs.

At August 31, 2013, accrued liabilities of approximately $57.9 million related to the 2013 Restructuring Plan are expected to be paid over the next twelve months.

These restructuring and related charges associated with the 2013 Restructuring Plan incurred during the fiscal year ended August 31, 2013 of $89.5 million are primarily cash costs totaling $81.2 million, of which $22.7 million was paid in fiscal year 2013. The cash costs consist of employee severance and benefit costs of $80.4 million, lease costs of $0.5 million and other related costs of $0.3 million. Non-cash costs of $8.3 million primarily represent asset write off costs related to our restructuring activities.

We currently expect to recognize approximately $188.0 million in pre-tax restructuring and other related costs over the course of fiscal years 2013, 2014 and 2015 under the 2013 Restructuring Plan. A majority of the total restructuring costs are expected to be related to employee severance and benefit arrangements. The charges related to the 2013 Restructuring Plan, excluding asset write off costs, are currently expected to result in cash expenditures in a range of $140.0 million to $160.0 million that will be payable over the course of our fiscal years 2013, 2014 and 2015. The exact amount and timing of these charges and cash outflows, as well as the estimated cost ranges by category type, have not been finalized. Much of the 2013 Restructuring Plan as discussed reflects our intention only and restructuring decisions, and the timing of such decisions, at certain plants are still subject to the finalization of timetables for the transition of functions and consultation with our employees and their representatives.

Upon its completion, the 2013 Restructuring Plan is expected to yield annualized cost savings of approximately $70.9 million. The expected avoided annual costs consist of a reduction in employee related expenses of $68.6 million, a reduction in depreciation expense associated with asset disposals of $1.5 million, and a reduction in rent expense associated with leased buildings that have been vacated of approximately $0.8 million. The majority of these annual cost savings are expected to be reflected as a reduction in cost of revenue as well as a reduction of selling, general and administrative expense. These annual costs savings are expected to be partially offset by decreased revenues and incremental costs expected to be incurred by those plants to which certain production will be shifted. After considering these partial cost savings offsets, we expect to realize annual cost savings of approximately $65.0 million. We began to realize a portion of these costs savings in the fourth quarter of fiscal year 2013.

Impairment of Notes Receivable and Related Charges. During the fiscal year ended August 31, 2013, we recorded a loss of approximately $25.6 million related to a notes receivable and related charges. Such a charge was recorded following the determination that it was probable that we would be unable to collect the amounts due from a former customer.

Other Expense. Other expense decreased to $6.2 million for fiscal year 2013 compared to $8.9 million for fiscal year 2012. The decrease was primarily due to $3.4 million of expense recognized during fiscal year 2012 related to fair value adjustments associated with customer warrants.

Interest Income. Interest income remained relatively constant at $1.9 million for fiscal year 2013 compared to $2.0 million for fiscal year 2012.

Interest Expense. We recorded $121.1 million of interest expense in fiscal year 2013 as compared to $106.1 million in fiscal year 2012. The increase was primarily due to incremental interest associated with the issuance of the 4.700% Senior Notes during the fourth quarter of fiscal year 2012 and increased borrowings associated with our five year unsecured credit facility amended as of December 7, 2010 (the "Amended and Restated Credit Facility").

Income Tax Expense. Income tax expense reflects an effective tax rate of 4.1% for fiscal year 2013, as compared to an effective tax rate of 22.2% for fiscal year 2012. The effective tax rate decreased from the previous period primarily due to a $104.0 million partial release of the U.S. valuation allowance related to the U.S. deferred tax liabilities from the Nypro acquisition, which represent future sources of taxable income to support the realization of the deferred tax assets. The U.S. deferred tax liabilities from the Nypro acquisition primarily relate to undistributed earnings of foreign subsidiaries and non-deductible intangible assets. The effective tax rate also decreased due to the release of a non-U.S. valuation allowance. The fiscal year 2013 effective tax rate decreases were partially offset by restructuring costs with minimal related tax benefit in fiscal year 2013, a release of tax reserves related to a non-U.S. governmental tax audit in fiscal year 2012, and the mix of income or losses within the tax jurisdictions in which we operate.

The effective tax rate differed from the U.S. federal statutory rate of 35.0% during these periods primarily due to: (a) a partial release of the U.S. valuation allowance related to the U.S. deferred tax liabilities from the Nypro acquisition; (b) the release of a non-U.S. valuation allowance; (c) income in tax jurisdictions with lower statutory tax rates than the U.S.; (d) tax incentives granted to sites in Brazil, Malaysia, Poland, Singapore, and Vietnam and (e) income and losses in tax jurisdictions with existing valuation allowances. The material tax incentives expire at various dates through 2020. Such tax incentives are subject to conditions with which we expect to continue to comply. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Income Taxes", "Risk Factors — We are subject to the risk of increased taxes" and Note 4 — "Income Taxes" to the Consolidated Financial Statements for further discussion.

Fiscal Year Ended August 31, 2012 Compared to Fiscal Year Ended August 31, 2011

Net Revenue. Our net revenue increased 3.8% to $17.2 billion for fiscal year 2012, up from $16.5 billion in fiscal year 2011. Specific increases included a 48% increase in the sale of specialized services products; a 7% increase in the sale of instrumentation and healthcare products and a 2% increase in the sale of industrial and Clean Tech products. These increases were partially offset by a 14% decrease in the sale of HVS products and a 2% decrease in the sale of E&I products. The increases were primarily due to increased revenue from certain of our existing customers, most notably in DMS, including new program wins with these customers. The decreases in E&I and HVS revenues were primarily due to a decline in the end-market demand for certain customer products in these segments, partially offset by an increase in the sale of printer and storage products due to new program wins.

Foreign source revenue represented 85.6% of our net revenue for fiscal year 2012 and 86.0% of net revenue for fiscal year 2011.

For further discussion of our net revenues, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Fiscal Year Ended August 31, 2013 Compared to Fiscal Year Ended August 31, 2012 — Net Revenue."

Gross Profit. Gross profit remained constant at $1.3 billion (7.6% of net revenue) for fiscal year 2012 as compared to fiscal year 2011.

Selling, General and Administrative. Selling, general and administrative expenses increased to $644.5 million (3.7% of net revenue) for fiscal year 2012 compared to $590.6 million (3.6% of net revenue) for fiscal year 2011. The increase in selling, general and administrative expenses as a percentage of net revenue between fiscal years 2012 and 2011 was due to additional salary and salary related expenses associated with increased headcount to support the continued growth of our business and additional selling, general and administrative expenses associated with acquisitions, including F-I Holding Company (which directly or indirectly wholly owns certain French and Italian operations) during the second quarter of fiscal year 2011 and Telmar during the second quarter of fiscal year 2012.

Research and Development. R&D expenses for fiscal year 2012 remained relatively constant at $25.8 million (0.2% of net revenue) from $25.0 million (0.2% of net revenue) for fiscal year 2011.

Amortization of Intangibles. We recorded $16.8 million of amortization of intangibles in fiscal year 2012 as compared to $22.1 million in fiscal year 2011. The decrease was primarily attributable to certain intangible assets that became fully amortized since August 31, 2011, partially offset by an increase to amortization expense associated with the definite-lived intangible assets acquired in connection with the acquisition of Telmar. For additional information regarding purchased intangibles, see "Acquisitions and Expansion" below, Note 1(f) — "Description of Business and Summary of Significant Accounting Policies — Goodwill and Other Intangible Assets", Note 6 — "Goodwill and Other Intangible Assets" and Note 16 — "Business Acquisitions" to the Consolidated Financial Statements.

Restructuring and Related Charges.

a. 2009 Restructuring Plan

During fiscal year 2011, we reversed $0.1 million of previously recognized restructuring and related charges.

b. 2006 Restructuring Plan

During fiscal year 2011, we recorded approximately $0.7 million of restructuring and related charges. The restructuring and related charges for fiscal year 2011 were primarily related to lease commitment costs.

Settlement of Receivables and Related Charges. We recorded a loss on settlement of receivables and related charges of $13.6 million during fiscal year 2011. During the second quarter of fiscal year 2011, we completed our acquisition of F-I Holding Company, which directly or indirectly wholly owns Competence France Holdings SAS, a French entity which wholly owns Competence France SAS, and Competence EMEA S.r.l., an Italian entity which wholly owns Competence Italia S.r.l. (Competence France Holdings SAS, Competence France SAS, Competence EMEA S.r.l. and Competence Italia S.r.l. are collectively referred to as the "Competence Sites" herein). The Competence Sites were our former operations and were previously disposed of on July 16, 2010. Refer to Note 15 — "Loss on Disposal of Subsidiaries" to the Consolidated Financial Statements for further details.

During the second quarter of fiscal year 2011, immediately prior to the acquisition of the Competence Sites, we recognized a charge of $12.7 million in order to record $35.0 million in receivables and other relationships with the Competence Sites at their respective fair values. In addition, we recognized acquisition costs and other related charges of $0.9 million during the second quarter of fiscal year 2011. Refer to Note 16 — "Business Acquisitions" to the Consolidated Financial Statements for further details.

Loss on Disposal of Subsidiaries. We recorded a loss on disposal of subsidiaries of $23.9 million during fiscal year 2011.

Other Expense. Other expense increased to $8.9 million for fiscal year 2012 compared to $3.0 million for fiscal year 2011, respectively. The increase was primarily due to an incremental loss of $2.3 million recognized during fiscal year 2012 under the foreign asset-backed securitization program, largely due to such expense being recorded to interest expense during a portion of the comparable period (as the program was accounted for as a secured borrowing until May 11, 2011) and $3.4 million of expense recognized during the fiscal year 2012 related to fair value adjustments associated with customer warrants. Refer to Note 2 — "Trade Accounts Receivable Securitization and Sale Programs" to the Consolidated Financial Statements for further discussion of the foreign asset-backed securitization program.

Interest Income. Interest income decreased to $2.0 million for fiscal year 2012 compared to $3.1 million for fiscal year 2011. The decrease during these periods was primarily due to reduced cash investments.

Interest Expense. We recorded $106.1 million of interest expense in fiscal year 2012 as compared to $97.7 million in fiscal year 2011. The increase was primarily due to increased borrowings associated with the Amended and Restated Credit Facility. These increases were partially offset by the losses recognized in connection with the asset-backed securitization programs that were recorded to interest expense during the fiscal year ended August 31, 2011 because the asset-backed securitization programs were accounted for as secured borrowings for a portion of the period. Refer to Note 2 — "Trade Accounts Receivable Securitization and Sale Programs" to the Consolidated Financial Statements for further discussion of the asset-backed securitization programs.

Income Tax Expense. Income tax expense reflects an effective tax rate of 22.2% for fiscal year 2012, as compared to an effective tax rate of 20.4% for fiscal year 2011. The effective tax rate increased from the previous period primarily due to the mix of tax rates and the expiration of tax incentives in various jurisdictions in which we do business, partially offset by the release of tax reserves related to the settlement of a non-U.S. governmental tax audit in fiscal year 2012 and no tax benefit related to the acquisition losses of F-I Holding Company in fiscal year 2011. Most of our international operations have historically been taxed at a lower rate than in the U.S., due to lower statutory tax rates and tax incentives granted to our sites in Brazil, China, Hungary, Malaysia, Poland, Singapore and Vietnam. The Hungarian incentive and the majority of the Chinese incentives expired during fiscal year 2012. The remaining material tax incentives expire at various dates through 2020. Such tax incentives are subject to conditions with which we expect to continue to comply. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Income Taxes", "Risk Factors — We are subject to the risk of increased taxes" and Note 4 — "Income Taxes" to the Consolidated Financial Statements for further discussion.

Non-U.S. GAAP Core Financial Measures

The following discussion and analysis of our financial condition and results of operations include certain non-U.S. GAAP financial measures as identified in the reconciliation below. The non-U.S. GAAP financial measures disclosed herein do not have standard meaning and may vary from the non-U.S. GAAP financial measures used by other companies or how we may calculate those measures in other instances from time to time. Non-U.S. GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with U.S. GAAP. Also, our "core" financial measures should not be construed as an inference by us that our future results will be unaffected by those items which are excluded from our "core" financial measures.

Management believes that the non-U.S. GAAP "core" financial measures set forth below are useful to facilitate evaluating the past and future performance of our ongoing manufacturing operations over multiple periods on a comparable basis by excluding the effects of the amortization of intangibles, distressed customer charge, stock-based compensation expense and related charges, restructuring and related charges, impairment of notes receivable and related charges, acquisition costs and purchase accounting adjustments, settlement of receivables and related charges and loss on disposal of subsidiaries. Among other uses, management uses non-U.S. GAAP "core" financial measures as a factor in determining certain employee performance when determining incentive compensation.

We are reporting "core" operating income and "core" earnings to provide investors with an additional method for assessing operating income and earnings, by presenting what we believe are our "core" manufacturing operations. A significant portion (based on the respective values) of the items that are excluded for purposes of calculating "core" operating income and "core" earnings also impacted certain balance sheet assets, resulting in a portion of an asset being written off without a corresponding recovery of cash we may have previously spent with respect to the asset. In the case of restructuring charges, we may be making associated cash payments in the future. In addition, although, for purposes of calculating "core" operating income and "core" earnings, we exclude stock-based compensation expense (which we anticipate continuing to incur in the future) because it is a non-cash expense, the associated stock issued may result in an increase in our outstanding shares of stock, which may result in the dilution of our stockholders' ownership interest. We encourage you to evaluate these items and the limitations for purposes of analysis in excluding them.

Included in the table below is a reconciliation of the non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures as provided in our Consolidated Financial Statements (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Operating income (U.S. GAAP)	$511,438	$621,931	$578,734
Amortization of intangibles	16,154	16,825	22,051
Distressed customer charge	—	16,014	—
Stock-based compensation and related charges	68,383	81,409	76,230
Restructuring and related charges	89,453	—	628
Impairment of notes receivable and related charges	25,597	—	—
Acquisition costs and purchase accounting adjustments	10,037	—	—
Settlement of receivables and related charges	—	—	13,607
Loss on disposal of subsidiaries	—	—	23,944
Core operating income (Non-U.S. GAAP)	$721,062	$736,179	$715,194
Net income attributable to Jabil Circuit, Inc. (U.S. GAAP)	$371,482	$394,687	$381,063
Amortization of intangibles, net of tax	(5,269)	16,425	21,998
Distressed customer charge	—	16,014	—
Stock-based compensation and related charges, net of tax	68,480	79,985	75,068
Restructuring and related charges, net of tax	85,827	—	628
Impairment of notes receivable and related charges, net of tax	19,748	—	—
Acquisition costs and purchase accounting adjustments, net of tax	(70,363)	—	—
Settlement of receivables and related charges	—	—	13,607
Loss on disposal of subsidiaries, net of tax	—	—	23,944
Core earnings (Non-U.S. GAAP)	$469,905	$507,111	516,308
Earnings per share: (U.S. GAAP)			
Basic	$ 1.83	$ 1.91	$ 1.78
Diluted	$ 1.79	$ 1.87	$ 1.73
Core earnings per share: (Non-U.S. GAAP)			
Basic	$ 2.31	$ 2.46	$ 2.41
Diluted	$ 2.26	$ 2.40	$ 2.34
Weighted average shares outstanding used in the calculations of earnings per share (U.S. GAAP & Non-U.S. GAAP):			
Basic	203,096	206,160	214,502
Diluted	207,815	211,181	220,719

Core operating income in fiscal year 2013 decreased 2.1% to $721.1 million compared to $736.2 million in fiscal year 2012. Core earnings in fiscal year 2013 decreased 7.3% to $469.9 million compared to $507.1 million in fiscal year 2012. These variances were the result of the same factors described above in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Fiscal Year Ended August 31, 2013 Compared to Fiscal Year Ended August 31, 2012.

Quarterly Results (Unaudited)

The following table sets forth certain unaudited quarterly financial information for the 2013 and 2012 fiscal years. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere, and all necessary adjustments (consisting of normal recurring accruals) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	Fiscal Year 2013				Fiscal Year 2012			
	Aug. 31, 2013	May 31, 2013	Feb. 28, 2013	Nov. 30, 2012	Aug. 31, 2012	May 31, 2012	Feb. 29, 2012	Nov. 30, 2011
	(in thousands, except per share data)							
Net revenue	$4,814,858	$4,467,767	$4,417,251	$4,637,018	$4,338,080	$4,250,918	$4,236,174	$4,326,769
Cost of revenue	4,462,613	4,135,272	4,092,724	4,286,423	4,020,532	3,921,595	3,914,010	3,986,759
Gross profit	352,245	332,495	324,527	350,595	317,548	329,323	322,164	340,010
Operating expenses:								
Selling, general and administrative	189,979	164,813	164,360	169,600	163,070	162,748	160,811	157,823
Research and development	7,075	6,475	7,655	7,263	6,784	6,518	6,264	6,271
Amortization of intangibles	5,760	3,472	3,471	3,451	3,426	3,454	4,871	5,074
Restructuring and related charges	61,061	28,392	—	—	—	—	—	—
Impairment of notes receivable and related charges	—	25,597	—	—	—	—	—	—
Operating income	88,370	103,746	149,041	170,281	144,268	156,603	150,218	170,842
Other expense	1,550	1,540	1,554	1,569	2,440	1,899	1,919	2,685
Interest income	(567)	(402)	(422)	(510)	(462)	(733)	(288)	(558)
Interest expense	31,564	30,712	29,182	29,604	27,826	26,462	26,322	25,519
Income before income tax	55,823	71,896	118,727	139,618	114,464	128,975	122,265	143,196
Income tax (benefit) expense	(70,967)	22,268	30,638	34,034	31,999	27,377	24,020	29,415
Net income	126,790	49,628	88,089	105,584	82,465	101,598	98,245	113,781
Net (loss) income attributable to noncontrolling interests, net of income tax expense	(229)	(455)	(444)	(263)	(332)	278	547	909
Net income attributable to Jabil Circuit, Inc.	127,019	50,083	$ 88,533	$ 105,847	82,797	101,320	$ 97,698	$ 112,872
Earnings per share attributable to the stockholders of Jabil Circuit, Inc.:								
Basic	$ 0.63	$ 0.25	$ 0.44	$ 0.52	$ 0.40	$ 0.49	$ 0.47	$ 0.55
Diluted	$ 0.61	$ 0.24	$ 0.43	$ 0.51	$ 0.39	$ 0.48	$ 0.46	$ 0.54
Weighted average shares outstanding:								
Basic	202,959	202,648	202,458	204,318	205,666	206,298	207,287	205,388
Diluted	208,502	207,569	206,804	207,816	210,847	211,541	212,148	209,937

The following table sets forth, for the periods indicated, certain financial information stated as a percentage of net revenue:

	Fiscal Year 2013				Fiscal Year 2012			
	Aug. 31, 2013	May 31, 2013	Feb. 28, 2013	Nov. 30, 2012	Aug. 31, 2012	May 31, 2012	Feb. 29, 2012	Nov. 30, 2011
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	92.7	92.6	92.7	92.4	92.7	92.2	92.4	92.1
Gross profit	7.3	7.4	7.3	7.6	7.3	7.8	7.6	7.9
Operating expenses:								
Selling, general and administrative	4.0	3.7	3.6	3.7	3.7	3.8	3.8	3.6
Research and development	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2
Amortization of intangibles	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.2
Restructuring and related charges	1.3	0.6	—	—	—	—	—	—
Impairment of notes receivable and related charges	—	0.6	—	—	—	—	—	—
Operating income	1.8	2.3	3.4	3.6	3.3	3.7	3.5	3.9
Other expense	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest income	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Interest expense	0.6	0.7	0.7	0.6	0.7	0.7	0.6	0.6
Income before income tax	1.2	1.6	2.7	3.0	2.6	3.0	2.9	3.3
Income tax (benefit) expense	(1.4)	0.5	0.7	0.7	0.7	0.6	0.6	0.7
Net income	2.6	1.1	2.0	2.3	1.9	2.4	2.3	2.6
Net (loss) income attributable to noncontrolling interests, net of income tax expense	(0.0)	(0.0)	(0.0)	(0.0)	0.0	0.0	0.0	0.0
Net income attributable to Jabil Circuit, Inc.	2.6%	1.1%	2.0%	2.3%	1.9%	2.4%	2.3%	2.6%

Acquisitions and Expansion

As discussed in Note 16 — "Business Acquisitions" to the Consolidated Financial Statements, we completed our acquisition of Nypro during the fourth quarter of fiscal year 2013. Acquisitions are accounted for using the acquisition method of accounting. Our Consolidated Financial Statements include the operating results of each business from the date of acquisition. See "Risk Factors — We have on occasion not achieved, and may not in the future achieve, expected profitability from our acquisitions."

Liquidity and Capital Resources

At August 31, 2013, we had cash and cash equivalent balances totaling $1.0 billion, total notes payable, long-term debt and capital lease obligations of $1.9 billion, $1.1 billion in available liquidity under our revolving credit facilities and up to $192.3 million in available liquidity under our trade accounts receivable securitization and committed and uncommitted sale programs. We can offer no assurance under the uncommitted sales programs that if we attempt to draw on such programs in the future that we will receive funding from the associated banks which would require us to utilize other available sources of liquidity, including our revolving credit facilities.

Cash Flows

The following table sets forth, for the fiscal years ended August 31 selected consolidated cash flow information (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Net cash provided by operating activities	$ 1,213,889	$ 634,226	$ 828,009
Net cash used in investing activities	(1,374,462)	(605,870)	(426,278)
Net cash (used in) provided by financing activities	(22,993)	317,358	(267,722)
Effect of exchange rate changes on cash	(22,317)	(17,069)	10,273
Net (decrease) increase in cash and cash equivalents	$ (205,883)	$ 328,645	$ 144,282

Net cash provided by operating activities for fiscal year 2013 was approximately $1.2 billion. This resulted primarily from net income of $370.1 million, a $486.0 million increase in accounts payable and accrued expenses, $418.1 million in non-cash depreciation and amortization expense, $68.4 million in stock-based compensation expense and a $50.2 million decrease in inventories; which were partially offset by $123.2 million in deferred income taxes and an $82.8 million increase in prepaid expenses and other current assets. The increase in accounts payable and accrued expenses was primarily driven by the timing of purchases and cash payments. The decrease in inventories was primarily a result of a continued focus on inventory management. The increase in prepaid expenses and other current assets was primarily due to increases in the deferred purchase price receivable under our asset-backed securitization programs due to higher levels of sales and the timing of cash funding provided by the unaffiliated conduits and financial institutions as well as an increase in advanced deposits.

Net cash used in investing activities for fiscal year 2013 was $1.4 billion. This consisted primarily of capital expenditures of $736.9 million principally for machinery and equipment for new business, particularly within our DMS segment and maintenance levels of machinery and equipment and $650.1 million of net cash paid for business acquisitions.

Net cash used in financing activities for fiscal year 2013 was $23.0 million. This resulted from our receipt of approximately $5.8 billion of proceeds from borrowings under existing debt agreements, which primarily included $5.4 billion of borrowings under the Amended and Restated Credit Facility and $362.4 million of borrowings under various credit facilities with foreign facilities. This was offset by repayments in an aggregate amount of approximately $5.6 billion during fiscal year 2013, which primarily included an aggregate of $5.2 billion of repayments under the Amended and Restated Credit Facility and approximately $370.4 million of repayments under various credit facilities with foreign subsidiaries. In addition, we paid $129.3 million to repurchase 7,342,904 of our common shares, $67.2 million in dividends to stockholders and $20.3 million to the IRS on behalf of certain employees to satisfy minimum tax obligations related to the vesting of certain restricted stock awards (as consideration for these payments to the IRS, we withheld $20.3 million of employee-owned common stock related to this vesting) during the fiscal year ended August 31, 2013.

Sources

We may need to finance day-to-day working capital needs, as well as future growth and any corresponding working capital needs, with additional borrowings under our Amended and Restated Credit Facility (which is further discussed in the following paragraphs) and our other revolving credit facilities described below, as well as additional public and private offerings of our debt and equity. Currently, we have a shelf registration statement with the SEC registering the potential sale of an indeterminate amount of debt and equity securities in the future, from time-to-time over the three years following the registration, to augment our liquidity and capital resources. The current shelf registration statement will expire in the first quarter of fiscal year 2015 at which time we currently anticipate filing a new shelf registration statement. Any future sale or issuance of equity or convertible debt securities could result in dilution to current or future shareholders. Further, we may issue debt securities that have rights and privileges senior to those of holders of ordinary shares, and the terms of this debt could impose restrictions on operations, increase debt service obligations, limit our flexibility as a result of debt service requirements and restrictive covenants, potentially negatively affect our credit ratings, and limit our ability to access additional capital or execute our business strategy. We continue to assess our capital structure and evaluate the merits of redeploying available cash to reduce existing debt or repurchase common shares.

We regularly sell designated pools of trade accounts receivable under two asset-backed securitization programs, a factoring program, a committed trade accounts receivable sale program and two uncommitted trade accounts receivable sale programs (collectively referred to herein as the "programs"). Transfers of the receivables under the programs are accounted for as sales and, accordingly, net receivables sold under the programs are excluded from accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. Discussion of each of the programs is included in the following paragraphs. In addition, refer to Note 2 — "Trade Accounts Receivable Securitization and Sale Programs" to the Consolidated Financial Statements for further details on the programs.

a. Asset-Backed Securitization Programs

We continuously sell designated pools of trade accounts receivable under our asset-backed securitization programs to special purpose entities, which in turn sell 100% of the receivables to conduits administered by unaffiliated financial institutions (for the North American asset-backed securitization program) and an unaffiliated financial institution (for the foreign asset-backed securitization program). Any portion of the purchase price for the receivables which is not paid in cash upon the sale taking place is recorded as a deferred purchase price receivable, which is paid from available cash as payments on the receivables are collected. Net cash proceeds up to a maximum of $300.0 million for the North American asset-backed securitization program, currently scheduled to expire on October 21, 2014, and $200.0 million for the foreign asset-backed securitization program, currently scheduled to expire on May 15, 2015, are available at any one time.

In connection with our asset-backed securitization programs, at August 31, 2013, we had sold $886.3 million of eligible trade accounts receivable, which represents the face amount of total sold outstanding receivables at that date. In exchange, we received cash proceeds of $345.1 million, and a deferred purchase price receivable. At August 31, 2013, the deferred purchase price receivable in connection with the asset-backed securitization programs totaled approximately $541.2 million. The deferred purchase price receivable was recorded initially at fair value as prepaid expenses and other current assets on the Consolidated Balance Sheets.

b. Trade Accounts Receivable Factoring Agreement

In connection with a factoring agreement, we transfer ownership of eligible trade accounts receivable of a foreign subsidiary without recourse to a third party purchaser in exchange for cash. Proceeds from the transfer reflect the face value of the account less a discount. In April 2013, the factoring agreement was extended through September 30, 2013, at which time it was automatically renewed for an additional six-month period.

During the fiscal year ended August 31, 2013, we sold $31.2 million of trade accounts receivable and received cash proceeds of $31.2 million.

c. Trade Accounts Receivable Sale Programs

In connection with three separate trade accounts receivable sale agreements with unaffiliated financial institutions, we may elect to sell, at a discount, on an ongoing basis, up to a maximum of $200.0 million, $150.0 million and $40.0 million, respectively, of specific trade accounts receivable at any one time. The $200.0 million trade accounts receivable sale agreement is a committed facility that was renewed during the third quarter of fiscal year 2013 and is scheduled to expire on November 30, 2013. The $150.0 million trade accounts receivable sale agreement is an uncommitted facility scheduled to expire on November 28, 2013. The $40.0 million trade accounts receivable sale agreement is an uncommitted facility and is scheduled to expire no later than June 1, 2015, though either party may elect to cancel the agreement by giving prior written notification to the other party of no less than 30 days.

During the fiscal year ended August 31, 2013, we sold $2.4 billion of trade accounts receivable under these programs and we received cash proceeds of $2.4 billion.

Notes payable, long-term debt and capital lease obligations outstanding at August 31, 2013 and 2012 are summarized below (in thousands):

	August 31, 2013	August 31, 2012
7.750% Senior Notes due 2016(a)	$ 306,940	$ 305,221
8.250% Senior Notes due 2018(b)	398,284	397,903
5.625% Senior Notes due 2020(c)	400,000	400,000
4.700% Senior Notes due 2022(d)	500,000	500,000
Borrowings under credit facilities(e)	200,000	8,000
Borrowings under loans(f)	58,447	55,870
Capital lease obligations(g)	35,468	166
Fair value adjustment related to terminated interest rate swaps on the 7.750% Senior Notes(h)	6,823	9,197
Total notes payable, long-term debt and capital lease obligations	1,905,962	1,676,357
Less current installments of notes payable, long-term debt and capital lease obligations	215,536	18,031
Notes payable, long-term debt and capital lease obligations, less current installments	$1,690,426	$1,658,326

(a) During the fourth quarter of fiscal year 2009, we issued the 7.750% Senior Notes at 96.1% of par, resulting in net proceeds of approximately $300.0 million. The 7.750% Senior Notes mature on July 15, 2016 and pay interest semiannually on January 15 and July 15. Also, the 7.750% Senior Notes are our senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. We are subject to covenants such as limitations on our and/or our subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of our assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee funded debt (which only applies to our "restricted subsidiaries"); and guarantee any of our indebtedness (which only applies to our subsidiaries). We are also subject to a covenant requiring our repurchase of the 7.750% Senior Notes upon a "change of control repurchase event."

(b) During the second and third quarters of fiscal year 2008, we issued $250.0 million and $150.0 million, respectively, of ten-year, unregistered 8.250% notes at 99.965% of par and 97.5% of par, respectively, resulting in net proceeds of approximately $245.7 million and $148.5 million, respectively. On July 18, 2008, we completed an exchange whereby all of the outstanding unregistered 8.250% Notes were exchanged for the 8.250% Senior Notes that are substantially identical to the unregistered notes except that the 8.250% Senior Notes are registered under the Securities Act and do not have any transfer restrictions, registration rights or rights to additional special interest.

The 8.250% Senior Notes mature on March 15, 2018 and pay interest semiannually on March 15 and September 15. The interest rate payable on the 8.250% Senior Notes is subject to adjustment from time to time if the credit ratings assigned to the 8.250% Senior Notes increase or decrease, as provided in the 8.250% Senior Notes. The 8.250% Senior Notes are our senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations.

We are subject to covenants such as limitations on our and/or our subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of our assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to our "restricted subsidiaries"); and guarantee any of our indebtedness (which only applies to our subsidiaries). We are also subject to a covenant requiring our repurchase of the 8.250% Senior Notes upon a "change of control repurchase event."

(c) During the first quarter of fiscal year 2011, we issued the 5.625% Senior Notes at par. The net proceeds from the offering of $400.0 million were used to fully repay the term portion of the Old Credit Facility and partially repay amounts outstanding under our foreign asset-backed securitization program. The 5.625% Senior Notes mature on December 15, 2020. Interest on the 5.625% Senior Notes is payable semiannually on June 15 and December 15 of each year, beginning on June 15, 2011. The 5.625% Senior Notes are our senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. We are subject to covenants such as limitations on our and/or our subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of our assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to our "restricted subsidiaries"); and guarantee any of our indebtedness (which only applies to our subsidiaries). We are also subject to a covenant requiring our repurchase of the 5.625% Senior Notes upon a "change of control repurchase event."

(d) During the fourth quarter of fiscal year 2012, we issued the 4.700% Senior Notes at 99.992% of par. The net proceeds from the offering of $500.0 million were used to repay outstanding borrowings under our revolving Amended and Restated Credit Facility and for general corporate purposes. The 4.700% Senior Notes mature on September 15, 2022 and pay interest semiannually on March 15 and September 15 of each year, beginning on March 15, 2013. The 4.700% Senior Notes are our senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. We are subject to covenants such as limitations on our and/or our subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of our assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to our "restricted subsidiaries"); and guarantee any of our indebtedness (which only applies to our subsidiaries). We are also subject to a covenant requiring our repurchase of the 4.700% Senior Notes upon a "change of control repurchase event."

(e) As of August 31, 2013, six of our foreign subsidiaries have credit facilities that finance their future growth and any corresponding working capital needs. Four of the credit facilities are denominated in U.S. dollars, one is denominated in Brazilian reais and one is denominated in Taiwan new dollar. The credit facilities incur interest at fixed and variable rates ranging from 1.8% to 10.0%.

During the third quarter of fiscal year 2012, we entered into the Amended and Restated Credit Facility which provides for a revolving credit facility in the initial amount of $1.3 billion. The Amended and Restated Credit Facility may, subject to lenders' discretion, potentially be increased up to $1.6 billion and expires on March 19, 2017. Interest and fees on the Amended and Restated Credit Facility advances are based on our non-credit enhanced long-term senior unsecured debt rating as determined by S&P and Moody's. Interest is charged at a rate equal to either 0.175% to 0.850% above the base rate or 1.175% to 1.850% above the Eurocurrency rate, where the base rate represents the greatest of Citibank, N.A.'s prime rate, 0.50% above the federal funds rate, or 1.0% above one-month LIBOR, and the Eurocurrency rate represents adjusted LIBOR for the applicable interest period, each as more fully described in the Amended and Restated Credit Facility agreement. Fees include a facility fee based on the revolving credit commitments of the lenders and a letter of credit fee based on the amount of outstanding letters of credit. We, along with our subsidiaries, are subject to the following financial covenants: (1) a maximum ratio of (a) Debt (as defined in the Amended and Restated Credit Facility agreement) to (b) Consolidated EBITDA (as defined in the Amended and Restated Credit Facility agreement) and (2) a minimum ratio of (a) Consolidated EBITDA to (b) interest payable on, and amortization of debt discount in respect of, all Debt (as defined in the Amended and Restated Credit Facility agreement) and loss on sale of accounts receivables. In addition, we are subject to other covenants, such as: limitation upon liens; limitation upon mergers, etc.; limitation upon accounting changes; limitation upon subsidiary debt; limitation upon sales, etc. of assets; limitation upon changes in nature of business; payment restrictions affecting subsidiaries;

compliance with laws, etc.; payment of taxes, etc.; maintenance of insurance; preservation of corporate existence, etc.; visitation rights; keeping of books; maintenance of properties, etc.; transactions with affiliates; and reporting requirements.

During fiscal year 2013, we borrowed $5.4 billion against the Amended and Restated Credit Facility under multiple draws and paid $5.2 billion under multiple payments. In addition, during the fourth quarter of fiscal year 2013, we borrowed $2.5 billion against the Amended and Restated Credit Facility under multiple draws and repaid $2.3 billion under multiple payments.

(f) During the third quarter of fiscal year 2012, we entered into a master lease agreement with a variable interest entity (the "VIE") whereby we sell to and subsequently lease back from the VIE up to $60.0 million in certain machinery and equipment for a period of up to five years. In connection with this transaction, we hold a variable interest in the VIE, which was designed to hold debt obligations payable to third-party creditors. The proceeds from such debt obligations are utilized to finance the purchase of the machinery and equipment that is then leased by us. We are the primary beneficiary of the VIE as we have both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Therefore, we consolidate the financial statements of the VIE and eliminate all intercompany transactions. At August 31, 2013, the VIE had approximately $46.6 million of total assets, of which approximately $45.4 million was comprised of a note receivable due from us, and approximately $46.0 million of total liabilities, of which approximately $45.9 million were debt obligations to the third-party creditors (as the VIE has utilized approximately $45.9 million of the $60.0 million debt obligation capacity). The third-party creditors have recourse to our general credit only in the event that we default on our obligations under the terms of the master lease agreement. In addition, the assets held by the VIE can be used only to settle the obligations of the VIE.

In addition to the loans described above, at August 31, 2013, we have borrowings outstanding to fund working capital needs. These additional loans total approximately $12.1 million, of which $11.9 million are denominated in Euros and $0.2 million are denominated in U.S. dollars.

(g) During the fourth quarter of fiscal year 2013, we acquired various capital lease obligations in connection with the acquisition of Nypro.

(h) This amount represents the fair value hedge accounting adjustment related to the 7.750% Senior Notes. For further discussion of our fair value hedges, see Note 12 — "Derivative Financial Instruments and Hedging Activities" to the Consolidated Financial Statements

At August 31, 2013 and 2012, we were in compliance with all covenants under the Amended and Restated Credit Facility, respectively and our securitization programs.

Uses

On October 16, 2012, January 23, 2013 April 15, 2013, and July 18, 2013, our Board of Directors approved payment of a quarterly dividend of $0.08 per share to shareholders of record as of November 15, 2012, February 15, 2013, May 15, 2013, and August 15, 2013, respectively. Of the total cash dividend declared on October 16, 2012 of $17.0 million, $16.2 million was paid on December 3, 2012. Of the total cash dividend declared on January 23, 2013 of $17.0 million, $16.2 million was paid on March 1, 2013. Of the total cash dividend declared on April 15, 2013 of $17.0 million, $16.2 million was paid on June 3, 2013. Of the total cash dividend declared on July 18, 2013 of $17.0 million, $16.2 million was paid on September 3, 2013. The remaining $0.8 million that was not paid during each quarter is related to dividend equivalents on unvested restricted stock units that will be payable at the time the awards vest. We currently expect to continue to declare and pay regular quarterly dividends of an amount similar to our past declarations. However, the declaration and payment of future dividends are discretionary and will be subject to determination by our Board of Directors each quarter following its review of our financial performance.

In the first quarter of fiscal year 2012, our Board of Directors authorized the repurchase of $100.0 million of our common shares. We repurchased $29.0 million worth of shares during the first quarter of fiscal year 2013, which was the remaining amount outstanding of the $100.0 million authorized by our Board of Directors in fiscal year 2012.

In the first quarter of fiscal year 2013, our Board of Directors authorized the repurchase of up to an additional $100.0 million of our common shares during the twelve month period following their authorization. The shares were repurchased during the first quarter of fiscal year 2013 utilizing the entire $100.0 million authorized by our Board of Directors.

Our working capital requirements and capital expenditures could continue to increase in order to support future expansions of our operations through construction of greenfield operations or acquisitions. It is possible that future expansions may be significant and may require the payment of cash. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.

At August 31, 2013, we had approximately $1.0 billion in cash and cash equivalents. As our growth remains predominantly outside of the United States, a significant portion of such cash and cash equivalents are held by our foreign subsidiaries. We estimate that approximately $742.7 million of the cash and cash equivalents held by our foreign subsidiaries could not be repatriated to the United States without potential income tax consequences.

At August 31, 2013, however, we intend to repatriate the Nypro pre-acquisition undistributed foreign earnings of approximately $240.0 million to our U.S. operations. Therefore, we recorded a deferred tax liability of approximately $80.0 million based on the anticipated U.S. income taxes of the repatriation. We intend to indefinitely reinvest the remaining earnings from our foreign subsidiaries.

For discussion of our cash management and risk management policies see "Quantitative and Qualitative Disclosures About Market Risk."

We currently anticipate that during the next 12 months, our capital expenditures will be in the range of $250.0 million to $350.0 million, principally for maintenance levels of machinery and equipment, information technology infrastructure upgrades and investments to support ongoing growth in our DMS operations. We believe that our level of resources, which include cash on hand, available borrowings under our revolving credit facilities, additional proceeds available under our trade accounts receivable securitization programs and committed trade accounts receivable sale program and potentially available under our uncommitted trade accounts receivable sale programs and funds provided by operations, will be adequate to fund these capital expenditures, the payment of any declared quarterly dividends and our working capital requirements for the next 12 months.

As discussed in Note 16 — "Business Acquisitions" to the Consolidated Financial Statements, we completed our acquisition of Nypro during the fourth quarter of fiscal year 2013 by acquiring 100% of the issued and outstanding common shares of Nypro for net aggregate consideration of $679.5 million, which was funded from available cash.

Our $300.0 million North American asset-backed securitization program is scheduled to expire on October 21, 2014 and our $200.0 million foreign asset-backed securitization program is scheduled to expire on May 15, 2015, and we may be unable to renew either of these. Our $200.0 million trade accounts receivable sale agreement is a committed facility that amended and restated an existing uncommitted facility during the first quarter of fiscal year 2013 to change the facility to a committed facility and to reduce the capacity from $250.0 million to $200.0 million. Our $200.0 million trade accounts receivable sale agreement was renewed during the third quarter of fiscal year 2013 and is scheduled to expire on November 30, 2013. Our $150.0 million trade accounts receivable sale agreement is an uncommitted facility that was entered into during the first quarter of fiscal year 2013 and is scheduled to expire on November 28, 2013. Our $40.0 million uncommitted trade accounts receivable sale program is scheduled to expire no later than June 1, 2015, though either party can elect to cancel the agreement by giving prior written notification to the other party of no less than 30 days. We can offer no assurance under the uncommitted sales programs that if we attempt to sell receivables under such programs in the future that we will receive funding from the associated banks which would require us to utilize other available sources of liquidity, including our revolving credit facilities.

Should we desire to consummate significant additional acquisition opportunities or undertake significant additional expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable. See "Risk Factors — Our amount of debt could significantly increase in the future."

Contractual Obligations

Our contractual obligations for short and long-term debt arrangements and capital lease obligations; future interest on notes payable, long-term debt and capital lease obligations; future minimum lease payments under non-cancelable operating lease arrangements; non-cancelable purchase order obligations for property, plant and equipment; pension and postretirement contributions and payments and capital commitments as of August 31, 2013 are summarized below. While, as disclosed below, we have certain non-cancelable purchase order obligations for property, plant and equipment, we generally do not enter into non-cancelable purchase orders for materials until we receive a corresponding purchase commitment from our customer. Non-cancelable purchase orders do not typically extend beyond the normal lead time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments due by period (in thousands)				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Notes payable, long-term debt and capital lease obligations(a)	$1,899,139	$215,536	$331,016	$422,346	$ 930,241
Future interest on notes payable, long-term debt and capital lease obligations(b)	629,125	106,957	209,605	147,137	165,426
Operating lease obligations	408,152	89,451	117,522	78,573	122,606
Non-cancelable purchase order obligations(c)	162,699	159,904	2,795	—	—
Pension and postretirement contributions and payments(d)	19,013	5,260	2,043	2,682	9,028
Capital commitments(e)	1,500	1,500	—	—	—
Total contractual cash obligations(f)	$3,119,628	$578,608	$662,981	$650,738	$1,227,301

(a) The above table excludes a $6.8 million fair value adjustment related to the former interest rate swap on the 7.750% Senior Notes.

(b) Certain of our notes payable, long-term debt and capital lease obligations pay interest at variable rates. In the contractual obligations table above, we have elected to apply estimated interest rates to determine the value of these future interest payments.

(c) Consists of purchase commitments entered into as of August 31, 2013 for property, plant and equipment pursuant to legally enforceable and binding agreements.

(d) Includes the estimated company contributions to funded pension plans during fiscal year 2014 and the expected benefit payments for unfunded pension and postretirement plans from fiscal years 2014 through 2023. These future payments are not recorded on the Consolidated Balance Sheets but will be recorded as incurred.

(e) During the first quarter of fiscal year 2009, we committed $10.0 million to an independent private equity limited partnership which invests in companies that address resource limits in energy, water and materials (commonly referred to as the "CleanTech" sector). Of that amount, we have invested $8.5 million as of August 31, 2013.

(f) At August 31, 2013, we have $10.0 million and $80.4 million recorded as a current and a long-term liability, respectively, for uncertain tax positions. We are not able to reasonably estimate the timing of payments, or the amount by which our liability for these uncertain tax positions will increase or decrease over time, and accordingly, this liability has been excluded from the above table.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risks

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We enter into forward contracts to economically hedge transactional exposure associated with commitments arising from trade accounts receivable, trade accounts payable, intercompany transactions and fixed purchase obligations denominated in a currency other than the functional currency of the respective operating entity. We do not, and do not intend to use derivative financial instruments for speculative purposes. All derivative instruments are recorded on our Consolidated Balance Sheets at their respective fair values. At August 31, 2013, except for certain foreign currency contracts with a notional amount outstanding of $591.7 million and a fair value of $4.4 million recorded in prepaid expenses and other current assets and $4.5 million recorded in other accrued expenses, we have elected not to prepare and maintain the documentation required for the transactions to qualify as accounting hedges and, therefore, changes in fair value are recorded within our Consolidated Statements of Operations.

The aggregate notional amount of outstanding contracts at August 31, 2013 that do not qualify as accounting hedges was $1.3 billion. The fair value of these contracts amounted to a $7.1 million asset recorded in prepaid expenses and other current assets and a $5.0 million liability recorded to other accrued expenses on our Consolidated Balance Sheets.

The forward contracts (both those that are designated as accounting hedging instruments and those that are not) will generally expire in less than three months, with thirteen months being the maximum term of the contracts outstanding at August 31, 2013. The change in fair value related to contracts designated as accounting hedging instruments will be reflected in the net revenue or expense line in which the underlying transaction occurs within our Consolidated Statements of Operations. The change in fair value related to contracts not designated as accounting hedging instruments will be reflected in cost of revenue within our Consolidated Statements of Operations. The forward contracts are denominated in Brazilian reais, British pounds, Canadian dollars, Chinese yuan renminbi, Euros, Hungarian forints, Indian rupees, Japanese yen, Malaysian ringgits, Mexican pesos, Polish zlotys, Russian rubles, Singapore dollar, Swedish krónor, Taiwan dollars and U.S. dollars.

Based on our overall currency rate exposures as of August 31, 2013, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets and liabilities, an immediate 10% hypothetical change of foreign currency exchange rates would not have a material effect on our Consolidated Financial Statements.

Interest Rate Risk

A portion of our exposure to market risk for changes in interest rates relates to our domestic investment portfolio. We do not, and do not intend to, use derivative financial instruments for speculative purposes. We place cash and cash equivalents with various major financial institutions. We protect our invested principal funds by limiting default risk, market risk and reinvestment risk. We mitigate these risks by generally investing in investment grade securities and by frequently positioning the portfolio to try to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository to levels below the credit ratings dictated by our investment policy. The portfolio typically includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. At August 31, 2013, there were no significant outstanding investments.

During the second quarter of fiscal year 2011, we entered into a series of interest rate swaps with an aggregate notional amount of $200.0 million designated as fair value hedges of a portion of our 7.750% Senior Notes. Under these interest rate swaps, we received fixed rate interest payments and paid interest at a variable rate based on LIBOR plus a spread. The effect of these swaps was to convert fixed rate interest expense on a portion of the 7.750% Senior Notes to floating rate interest expense. Gains and losses related to changes in the fair value of the interest rate swaps were recorded to interest expense and offset changes in the fair value of the hedged portion of the underlying 7.750% Senior Notes.

During the fourth quarter of fiscal year 2011, we terminated the interest rate swaps entered into in connection with the 7.750% Senior Notes with a fair value of $12.2 million, including accrued interest of $0.6 million at August 31, 2011. The portion of the fair value that is not accrued interest is recorded as a hedge accounting adjustment to the carrying amount of the 7.750% Senior Notes and is being amortized as a reduction to interest expense over the remaining term of the 7.750% Senior Notes. At August 31, 2013, the hedge accounting adjustment recorded is $6.8 million in the Consolidated Balance Sheets.

We pay interest on several of our outstanding borrowings at interest rates that fluctuate based upon changes in various base interest rates. There were $200.0 million in borrowings outstanding under these facilities at August 31, 2013. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 7 — "Notes Payable, Long-Term Debt and Capital Lease Obligations" to the Consolidated Financial Statements for additional information regarding our outstanding debt obligations. The effect of an immediate hypothetical 10% change in variable interest rates would not have a material effect on our Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data

Certain information required by this item is included in Item 7 of Part II of this Report under the heading "Quarterly Results" and is incorporated into this item by reference. All other information required by this item is included in Item 15 of Part IV of this Report and is incorporated into this item by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with our accountants on accounting and financial disclosure.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We carried out an evaluation required by Rules 13a-15 and 15d-15 under the Exchange Act (the "Evaluation"), under the supervision and with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15 and 15d-15 under the Exchange Act ("Disclosure Controls") as of August 31, 2013. Based on the Evaluation, our CEO and CFO concluded that the design and operation of our Disclosure Controls were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to our senior management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

We assessed the effectiveness of our internal control over financial reporting as of August 31, 2013. Management's report on internal control over financial reporting as of August 31, 2013 is incorporated herein at Item 15. Ernst & Young LLP, our independent registered certified public accounting firm, issued an audit report on the effectiveness of our internal control over financial reporting as of August 31, 2013, which is incorporated herein at Item 15.

(c) Changes in Internal Control over Financial Reporting

For our fiscal quarter ended August 31, 2013, we did not identify any modifications to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Many of the components of our internal controls over financial reporting are evaluated on an ongoing basis by our finance organization to ensure continued compliance with the Exchange Act. The overall goals of these various evaluation activities are to monitor our internal controls over financial reporting and to modify them as necessary. We intend to maintain our internal controls over financial reporting as dynamic processes and procedures that we adjust as circumstances merit, and we have reached our conclusions set forth above, notwithstanding certain improvements and modifications.

(d) Limitations on the Effectiveness of Controls and Other Matters

Our management, including our CEO and CFO, does not expect that our Disclosure Controls and internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls may be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Notwithstanding the foregoing limitations on the effectiveness of controls, we have nonetheless reached the conclusions set forth above on our disclosure controls and procedures and our internal control over financial reporting.

The SEC's general guidance permits the exclusion of an assessment of the effectiveness of a registrant's controls and procedures as they relate to its internal control over financial reporting for an acquired business during the first year following such acquisition if, among other circumstances and factors, there is not an adequate amount of time between the acquisition date and the date of assessment. On July 1, 2013, we acquired Nypro. In accordance with the SEC guidance, the scope of our evaluation of internal controls over financial reporting as of August 31, 2013 did not include the internal control over financial reporting of these acquired operations. Assets acquired from Nypro and the entities that it directly or indirectly owns represent 13.7% of our total consolidated assets at August 31, 2013 and net revenue generated by Nypro and the entities that it directly or indirectly owns subsequent to the date of acquisition represent 1.0% of our consolidated net revenue for the fiscal year ended August 31, 2013. From the acquisition date to August 31, 2013, the processes and systems of Nypro's acquired operations did not significantly impact our internal control over financial reporting.

(e) CEO and CFO Certifications

Exhibits 31.1 and 31.2 are the Certifications of the CEO and the CFO, respectively. The Certifications are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (the "Section 302 Certifications"). This Item of this report, which you are currently reading is the information concerning the Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors, Audit Committee and Audit Committee Financial Expert

Information regarding our directors, audit committee and audit committee financial expert is incorporated by reference to the information set forth under the captions "Proposal No. 1 — Election of Directors" and "Corporate Governance and Board of Directors Matters" in our Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2013.

Executive Officers

Information regarding our executive officers is included in Item 1 of Part I of this Report under the heading "Executive Officers of the Registrant" and is incorporated into this item by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16 (a) of the Exchange Act is hereby incorporated herein by reference from the section entitled "Beneficial Ownership — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2013.

Codes of Ethics

We have adopted a senior code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. We have also adopted a general code of business conduct and ethics that applies to all of our directors, officers and employees. These codes are posted on our website in the investor relations section at *http://www.jabil.com*. Stockholders may request a free copy of either of such items in print form from:

Jabil Circuit, Inc.
Attention: Investor Relations
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716
Telephone: (727) 577-9749

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of the code of ethics by posting such information on our website, at the address specified above. Similarly, we expect to disclose to stockholders any waiver of the code of business conduct and ethics for executive officers or directors by posting such information on our website, at the address specified above. Information contained in our website, whether currently posted or posted in the future, is not part of this document or the documents incorporated by reference in this document.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines, which are available on our website at *http://www.jabil.com*. Stockholders may request a copy of the Corporate Governance Guidelines from the address and phone number set forth above under " — Codes of Ethics."

Committee Charters

The charters for our Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee are available on our website at *http://www.jabil.com*. Stockholders may request a copy of each of these charters from the address and phone number set forth under "— Codes of Ethics."

Item 11. Executive Compensation

Information regarding executive compensation is incorporated by reference to the information set forth under the caption "Compensation Discussion & Analysis" in our Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Beneficial Ownership — Share Ownership by Principal Stockholders and Management" in our Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2013.

The following table sets forth certain information relating to our equity compensation plans as of August 31, 2013.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights(3)	Number of securities remaining available for future issuance under equity compensation plans(4)
Plans approved by security holders:			
1992 Stock Option Plan	—	$ —	NA
2002 Stock Incentive Plan	7,779,468(1)	$26.33	NA
2002 CSOP Plan	21,379	$26.14	NA
2002 FSOP Plan	56,130	$24.36	NA
2011 Stock Award and Incentive Plan	—	NA	12,011,073
2002 Employee Stock Purchase Plan	NA	NA	NA
2011 Employee Stock Purchase Plan	NA	NA	4,342,711
Restricted Stock Awards	11,335,192(2)	NA	NA
Subtotal	19,192,169		16,353,784
Plans not approved by security holders:	—	—	—
Subtotal	—		—
Total	19,192,169		16,353,784

(1) Amount reflects the number of shares of securities to be issued upon exercise of outstanding options, warrants and rights.

(2) Amount reflects the number of shares issuable upon vesting of restricted stock awards granted under the 2002 Stock Incentive Plan and 2011 Stock Award and Incentive Plan, which represents the maximum number of shares that can vest based on the achievement of certain performance criteria.

(3) The weighted-average exercise price does not take into account the shares issuable upon vesting of restricted stock awards and restricted stock unit awards, which are not options, warrants or rights and have no exercise price.

(4) All of the shares available for future issuance under the 2011 Stock Award and Incentive Plan may be issued in connection with options, warrants, rights, restricted stock or other stock-based awards.

See Note 10 — "Stockholders' Equity" to the Consolidated Financial Statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions is incorporated by reference to the information set forth under the caption "Related Party Transactions — Certain Related Party Transactions" in our Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2013.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services is incorporated by reference to the information set forth under the captions "Ratification of Appointment of Independent Registered Certified Public Accounting Firm — Principal Accounting Fees and Services" and "— Policy on Audit Committee Pre-Approval of Audit, Audit Related and Permissible Non-Audit Services" in our Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with SEC within 120 days after the end of our fiscal year ended August 31, 2013.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. *Financial Statements.* Our consolidated financial statements, and related notes thereto, with the independent registered certified public accounting firm reports thereon are included in Part IV of this report on the pages indicated by the Index to Consolidated Financial Statements and Schedule as presented on page 72 of this report.

2. *Financial Statement Schedule.* Our financial statement schedule is included in Part IV of this report on the page indicated by the Index to Consolidated Financial Statements and Schedule as presented on page 72 of this report. This financial statement schedule should be read in conjunction with our consolidated financial statements, and related notes thereto.

   Schedules not listed in the Index to Consolidated Financial Statements and Schedule have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. *Exhibits.* See Item 15(b) below.

(b) *Exhibits.* The exhibits listed on the Exhibits Index are filed as part of, or incorporated by reference into, this Report.

(c) *Financial Statement Schedules.* See Item 15(a) above.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Jabil Circuit, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule13a-15(f) of the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2013. Management based this assessment on the framework as established in "*Internal Control — Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the effectiveness of its internal control over financial reporting.

The Securities and Exchange Commission's ("SEC") general guidance permits the exclusion of an assessment of the effectiveness of a registrant's controls and procedures as they relate to its internal control over financial reporting for an acquired business during the first year following such acquisition if, among other circumstances and factors, there is not an adequate amount of time between the acquisition date and the date of assessment. During the fourth quarter of fiscal year 2013, the Company completed its acquisition of Nypro Inc. ("Nypro"). In accordance with the SEC guidance, the scope of management's evaluation of internal controls over financial reporting as of August 31, 2013 did not include the internal control over financial reporting of these acquired operations. Assets acquired from Nypro and the entities that it directly or indirectly owns represent 13.7% of the Company's total consolidated assets at August 31, 2013 and net revenue generated by Nypro and the entities that it directly or indirectly owns subsequent to the date of acquisition represents 1.0% of the Company's consolidated net revenue for the fiscal year ended August 31, 2013. As part of the Company's acquisition of Nypro, it continues to evaluate Nypro's internal controls over financial reporting. From the acquisition date to August 31, 2013, the processes and systems of Nypro's acquired operations did not significantly impact the Company's internal control over financial reporting.

Based on this assessment, management has concluded that, as of August 31, 2013, the Company maintained effective internal control over financial reporting.

Ernst & Young LLP, the Company's independent registered certified public accounting firm, issued an audit report on the effectiveness of the Company's internal control over financial reporting which follows this report.

October 28, 2013

Report of Independent Registered Certified Public Accounting Firm

The Board of Directors and Stockholders of
Jabil Circuit, Inc.

We have audited Jabil Circuit, Inc. and subsidiaries' internal control over financial reporting as of August 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). Jabil Circuit, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Nypro, Inc. (Nypro), which is included in the fiscal 2013 consolidated financial statements of Jabil Circuit, Inc. and subsidiaries and constituted 13.7% and 0.5% of total and net assets, respectively, as of August 31, 2013 and 1.0% and (2.4%) of net revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Jabil Circuit, Inc. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Nypro.

In our opinion, Jabil Circuit, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jabil Circuit, Inc. and subsidiaries as of August 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended August 31, 2013, of Jabil Circuit, Inc. and subsidiaries and our report dated October 28, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

Tampa, Florida
October 28, 2013

Report of Independent Registered Certified Public Accounting Firm

The Board of Directors and Stockholders of
Jabil Circuit, Inc.

We have audited the accompanying consolidated balance sheets of Jabil Circuit, Inc. and subsidiaries as of August 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended August 31, 2013. Our audits also included the financial statement schedule listed in Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jabil Circuit, Inc. and subsidiaries at August 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jabil Circuit, Inc. and subsidiaries' internal control over financial reporting as of August 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated October 28, 2013, expressed an unqualified opinion thereon.

Ernst & Young LLP

Tampa, Florida
October 28, 2013

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

	August 31, 2013	August 31, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$1,011,373	$1,217,256
Accounts receivable, net of allowance for doubtful accounts	1,281,425	1,125,015
Inventories	2,302,155	2,268,949
Prepaid expenses and other current assets	1,165,984	989,326
Income taxes receivable	13,048	10,949
Deferred income taxes	46,260	27,833
Total current assets	5,820,245	5,639,328
Property, plant and equipment, net of accumulated depreciation	2,395,598	1,779,155
Goodwill	436,205	95,018
Intangible assets, net of accumulated amortization	304,230	119,053
Deferred income taxes	94,069	73,411
Other assets	103,434	97,176
Total assets	$9,153,781	$7,803,141
LIABILITIES AND EQUITY		
Current liabilities:		
Current installments of notes payable, long-term debt and capital lease obligations	$ 215,536	$ 18,031
Accounts payable	3,301,235	2,992,865
Accrued compensation and employee benefits	437,587	296,889
Other accrued expenses	863,491	511,591
Income taxes payable	40,332	35,665
Deferred income taxes	6,253	3,955
Total current liabilities	4,864,434	3,858,996
Notes payable, long-term debt and capital lease obligations, less current installments	1,690,426	1,658,326
Other liabilities	89,813	85,714
Income tax liabilities	80,368	68,525
Deferred income taxes	73,173	24,245
Total liabilities	6,798,214	5,695,806
Commitments and contingencies		
Equity:		
Jabil Circuit, Inc. stockholders' equity:		
Preferred stock, $0.001 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock, $0.001 par value, authorized 500,000,000 shares; 237,732,562 and 232,069,203 shares issued and 203,164,870 and 206,028,577 shares outstanding at August 31, 2013 and August 31, 2012, respectively	238	232
Additional paid-in capital	1,853,409	1,752,847
Retained earnings	1,071,175	766,934
Accumulated other comprehensive income	81,248	106,275
Treasury stock at cost, 34,567,692 and 26,040,626 shares at August 31, 2013 and August 31, 2012, respectively	(670,783)	(521,231)
Total Jabil Circuit, Inc. stockholders' equity	2,335,287	2,105,057
Noncontrolling interests	20,280	2,278
Total equity	2,355,567	2,107,335
Total liabilities and equity	$9,153,781	$7,803,141

See accompanying notes to Consolidated Financial Statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for per share data)

	Fiscal Year Ended August 31,		
	2013	2012	2011
Net revenue	$18,336,894	$17,151,941	$16,518,827
Cost of revenue	16,977,032	15,842,896	15,264,257
Gross profit	1,359,862	1,309,045	1,254,570
Operating expenses:			
Selling, general and administrative	688,752	644,452	590,572
Research and development	28,468	25,837	25,034
Amortization of intangibles	16,154	16,825	22,051
Restructuring and related charges	89,453	—	628
Impairment of notes receivable and related charges	25,597	—	—
Settlement of receivables and related charges	—	—	13,607
Loss on disposal of subsidiaries	—	—	23,944
Operating income	511,438	621,931	578,734
Other expense	6,213	8,943	2,986
Interest income	(1,901)	(2,041)	(3,132)
Interest expense	121,062	106,129	97,693
Income before income tax	386,064	508,900	481,187
Income tax expense	15,973	112,811	98,229
Net income	370,091	396,089	382,958
Net (loss) income attributable to noncontrolling interests, net of income tax expense	(1,391)	1,402	1,895
Net income attributable to Jabil Circuit, Inc.	$ 371,482	$ 394,687	$ 381,063
Earnings per share attributable to the stockholders of Jabil Circuit, Inc.:			
Basic	$ 1.83	$ 1.91	$ 1.78
Diluted	$ 1.79	$ 1.87	$ 1.73
Weighted average shares outstanding:			
Basic	203,096	206,160	214,502
Diluted	207,815	211,181	220,719
Cash dividends declared per share	$ 0.32	$ 0.32	$ 0.28

See accompanying notes to Consolidated Financial Statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Fiscal Year Ended August 31,		
	2013	2012	2011
Net income	$370,091	$396,089	$382,958
Other comprehensive income:			
Foreign currency translation adjustment	(23,522)	(79,323)	60,026
Changes in fair value of derivative instruments, net of tax	(182)	2,637	4,260
Reclassification of net losses realized and included in net income related to derivative instruments, net of tax	2,285	1,382	654
Actuarial (loss) gains, net of tax	(4,475)	(13,094)	7,709
Prior service cost, net of tax	867	(33)	(5)
Total other comprehensive (loss) income	(25,027)	(88,431)	72,644
Comprehensive income	$345,064	$307,658	$455,602
Comprehensive (loss) income attributable to noncontrolling interests	(1,391)	1,402	1,895
Comprehensive income attributable to Jabil Circuit, Inc.	$346,455	$306,256	$453,707

See accompanying notes to Consolidated Financial Statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except for share data)

	Jabil Circuit, Inc. Stockholders' Equity							
	Common Stock							
	Shares Outstanding	Par Value	Additional Paid-in Capital	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Income	Treasury Stock	Noncontrolling Interests	Total Equity
Balance at August 31, 2010	210,496,989	$220	$1,541,507	$ 123,303	$122,062	$(209,046)	$ 14,726	$1,592,772
Shares issued upon exercise of stock options	1,425,210	1	20,522	—	—	—	—	20,523
Shares issued under employee stock purchase plan	824,913	2	11,119	—	—	—	—	11,121
Vesting of restricted stock awards	2,870,974	2	(2)	—	—	—	—	—
Purchases of treasury stock under employee stock plans	(681,446)	—	—	—	—	(9,763)	—	(9,763)
Treasury shares purchased	(11,520,137)	—	—	—	—	(200,226)	—	(200,226)
Recognition of stock-based compensation	—	—	76,205	—	—	—	—	76,205
Excess tax benefit of stock awards	—	—	80	—	—	—	—	80
Declared dividends	—	—	—	(62,573)	—	—	—	(62,573)
Comprehensive income	—	—	—	381,063	72,644	—	1,895	455,602
Foreign currency adjustments attributable to noncontrolling interests	—	—	—	—	—	—	82	82
Balance at August 31, 2011	203,416,503	$225	$1,649,431	$ 441,793	$194,706	$(419,035)	$ 16,703	$1,883,823
Shares issued upon exercise of stock options	959,796	1	13,246	—	—	—	—	13,247
Shares issued under employee stock purchase plan	754,598	1	12,753	—	—	—	—	12,754
Vesting of restricted stock awards	5,700,819	5	(5)	—	—	—	—	—
Purchases of treasury stock under employee stock plans	(1,590,721)	—	—	—	—	(31,205)	—	(31,205)
Treasury shares purchased	(3,212,418)	—	—	—	—	(70,991)	—	(70,991)
Recognition of stock-based compensation	—	—	81,255	—	—	—	—	81,255
Excess tax benefit of stock awards	—	—	825	—	—	—	—	825
Declared dividends	—	—	—	(69,213)	—	—	—	(69,213)
Comprehensive income	—	—	—	394,687	(88,154)	—	1,402	307,935
Declared dividends to noncontrolling interests	—	—	—	(333)	—	—	—	(333)
Purchase of noncontrolling interests	—	—	(4,658)	—	(277)	—	(15,566)	(20,501)
Capital contribution of noncontrolling interests	—	—	—	—	—	—	300	300
Foreign currency adjustments attributable to noncontrolling interests	—	—	—	—	—	—	(561)	(561)
Balance at August 31, 2012	206,028,577	$232	$1,752,847	$ 766,934	$106,275	$(521,231)	$ 2,278	$2,107,335
Shares issued upon exercise of stock options	256,419	5	3,361	—	—	—	—	3,366
Shares issued under employee stock purchase plan	902,691	1	14,918	—	—	—	—	14,919
Vesting of restricted stock awards	4,504,249	—	—	—	—	—	—	—
Purchases of treasury stock under employee stock plans	(1,184,162)	—	—	—	—	(20,290)	—	(20,290)
Treasury shares purchased	(7,342,904)	—	—	—	—	(129,262)	—	(129,262)
Recognition of stock-based compensation	—	—	67,824	—	—	—	—	67,824
Excess tax benefit of stock awards	—	—	14,459	—	—	—	—	14,459
Declared dividends	—	—	—	(67,241)	—	—	—	(67,241)
Comprehensive income	—	—	—	371,482	(25,027)	—	(1,391)	345,064
Acquisition of noncontrolling interests	—	—	—	—	—	—	36,548	36,548
Purchase of noncontrolling interests	—	—	—	—	—	—	(17,500)	(17,500)
Capital contribution of noncontrolling interests	—	—	—	—	—	—	316	316
Foreign currency adjustments attributable to noncontrolling interests	—	—	—	—	—	—	29	29
Balance at August 31, 2013	203,164,870	$238	$1,853,409	$1,071,175	$ 81,248	$(670,783)	$ 20,280	$2,355,567

See accompanying notes to Consolidated Financial Statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended August 31,		
	2013	2012	2011
Cash flows from operating activities:			
Net income	$ 370,091	$ 396,089	$ 382,958
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	418,117	353,492	319,179
Recognition of stock-based compensation expense	68,383	81,405	76,230
Deferred income taxes	(123,165)	(9,201)	2,266
Impairment of notes receivable and related charges	25,597	—	—
Excess tax benefit related to stock awards	(14,605)	(885)	(180)
Loss on disposal of subsidiaries	—	—	23,944
Settlement of receivables and related charges	—	—	12,673
Other, net	12,616	25,563	10,718
Change in operating assets and liabilities, exclusive of net assets acquired:			
Accounts receivable	750	(22,626)	48,232
Inventories	50,229	(53,268)	(158,545)
Prepaid expenses and other current assets	(82,756)	(141,526)	(212,265)
Other assets	(5,025)	(2,745)	3,205
Accounts payable and accrued expenses	485,972	21,955	305,814
Income taxes payable	7,685	(14,027)	13,780
Net cash provided by operating activities	1,213,889	634,226	828,009
Cash flows from investing activities:			
Acquisition of property, plant and equipment	(736,858)	(497,697)	(458,989)
Cash paid for business and intangible asset acquisitions, net of cash acquired	(650,054)	(125,098)	3,985
Proceeds from sale of property, plant and equipment	15,792	16,408	23,483
Proceeds from disposal of available for sale investments	—	—	5,800
Cost of receivables acquired, net of cash collections	—	517	(557)
Investments in non-marketable equity securities	(3,342)	—	—
Net cash used in investing activities	(1,374,462)	(605,870)	(426,278)
Cash flows from financing activities:			
Borrowings under debt agreements	5,764,400	9,233,414	7,572,157
Payments toward debt agreements	(5,586,738)	(8,748,420)	(7,586,754)
Payments to acquire treasury stock	(129,262)	(70,991)	(200,226)
Dividends paid to stockholders	(67,181)	(65,240)	(60,411)
Dividends paid to noncontrolling interest	—	(333)	—
Net proceeds from exercise of stock options and issuance of common stock under employee stock purchase plan	18,285	26,003	31,644
Debt issuance costs	—	(6,254)	(14,549)
Treasury stock minimum tax withholding related to vesting of restricted stock	(20,290)	(31,205)	(9,763)
Cash paid to purchase noncontrolling interest	(17,500)	(20,501)	—
Excess tax benefit related to stock awards	14,605	885	180
Capital contribution to noncontrolling interest	316	—	—
Bank overdraft	372	—	—
Net cash (used in) provided by financing activities	(22,993)	317,358	(267,722)
Effect of exchange rate changes on cash and cash equivalents	(22,317)	(17,069)	10,273
Net (decrease) increase in cash and cash equivalents	(205,883)	328,645	144,282
Cash and cash equivalents at beginning of fiscal year	1,217,256	888,611	744,329
Cash and cash equivalents at end of fiscal year	$ 1,011,373	$ 1,217,256	$ 888,611
Supplemental disclosure information:			
Interest paid, net of capitalized interest	$ 102,614	$ 95,488	$ 84,956
Income taxes paid, net of refunds received	$ 128,780	$ 139,094	$ 81,228

See accompanying notes to Consolidated Financial Statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Jabil Circuit, Inc. (together with its subsidiaries, herein referred to as the "Company") is an independent provider of electronic manufacturing services and solutions. The Company provides comprehensive electronics design, production and product management services to companies in the aerospace, automotive, computing, consumer, defense, healthcare, industrial, instrumentation, medical, networking, packaging, peripherals, solar, storage and telecommunications industries. The Company's services combine a highly automated, continuous flow manufacturing approach with advanced electronic design and design for manufacturability technologies. The Company is headquartered in St. Petersburg, Florida and has manufacturing operations in the Americas, Europe and Asia.

Significant accounting policies followed by the Company are as follows:

a. Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts and operations of the Company, and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in preparing the consolidated financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring accruals) necessary to present fairly the information have been included. Certain amounts in the prior periods' Consolidated Financial Statements and Notes to the Consolidated Financial Statements have been reclassified to conform to the current period's presentation.

b. Use of Accounting Estimates

Management is required to make estimates and assumptions during the preparation of the consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements. They also affect the reported amounts of net income. Actual results could differ materially from these estimates and assumptions.

c. Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of 90 days or less to be cash equivalents for consolidated financial statement purposes. Cash equivalents consist of investments in money market funds with original maturities of 90 days or less. At August 31, 2013 and 2012 there were $6.5 million and $374.3 million of cash equivalents, respectively. Management considers the carrying value of cash and cash equivalents to be a reasonable approximation of fair value given the short-term nature of these financial instruments.

d. Inventories

Inventories are stated at the lower of cost (the first in, first out (FIFO) method for manufacturing operations and the average method for aftermarket services operations) or market.

e. Property, Plant and Equipment, net

Property, plant and equipment is capitalized at cost and depreciated using the straight-line depreciation method over the estimated useful lives of the respective assets. Estimated useful lives for major classes of depreciable assets are as follows:

Asset Class	Estimated Useful Life
Buildings	Up to 35 years
Leasehold improvements	Shorter of lease term or useful life of the improvement
Machinery and equipment	5 to 10 years
Furniture, fixtures and office equipment	5 years
Computer hardware and software	3 to 7 years
Transportation equipment	3 years

Certain equipment held under capital leases is classified as property, plant and equipment and the related obligation is recorded as notes payable, long-term debt and capital lease obligations on the Consolidated Balance Sheets. Amortization of assets held under capital leases is included in depreciation expense in the Consolidated Statements of Operations. Maintenance and repairs are expensed as they are incurred. The cost and related accumulated depreciation of assets sold or retired are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statements of Operations as a component of operating income.

f. Goodwill and Other Intangible Assets

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over the estimated useful life of the asset. The Company tests goodwill for impairment at least annually or more frequently under certain circumstances, using a two-step method. The Company conducts this review during the fourth quarter of each fiscal year absent any triggering events. Furthermore, identifiable intangible assets that are determined to have indefinite useful economic lives are not amortized, but are separately tested for impairment at least annually, using a one-step fair value based approach or when certain indicators of impairment are present.

g. Impairment of Long-lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of the asset or asset group is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If the carrying amount of an asset or asset group is not recoverable, the Company recognizes an impairment loss based on the excess of the carrying amount of the long-lived asset or asset group over its respective fair value which is generally determined as the present value of estimated future cash flows or as the appraised value.

h. Revenue Recognition

The Company's net revenue is principally from the manufacturing services of electronic equipment built to customer specifications. The Company also derives revenue to a lesser extent from aftermarket services, design services and excess inventory sales. Revenue from manufacturing services and excess inventory sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and collectability is reasonably assured. Aftermarket service related revenue is generally recognized upon completion of the services. Design service related revenue is generally recognized upon completion and acceptance by the respective customer. The Company generally assumes no significant obligations after product shipment. Taxes that are collected from the Company's customers and remitted to governmental authorities are presented within the Company's Consolidated Statement of Operations on a net basis.

i. Accounts Receivable

Accounts receivable consist of trade receivables, notes receivable and miscellaneous receivables. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Bad debts are charged to this allowance after all attempts to collect the balance are exhausted. Allowances of $2.7 million and $3.2 million were recorded at August 31, 2013 and 2012, respectively. As the financial condition and circumstances of the Company's customers change, adjustments to the allowance for doubtful accounts are made as necessary.

j. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income in the period that includes the enactment date of the rate change. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing feasible tax planning strategies in assessing the need for the valuation allowance.

k. Earnings Per Share

The following table sets forth the calculation of basic and diluted earnings per share (in thousands, except per share data).

	Fiscal Year Ended August 31,		
	2013	2012	2011
Numerator:			
Net income attributable to Jabil Circuit, Inc.	$371,482	$394,687	$381,063
Denominator for basic and diluted earnings per share:			
Weighted-average common shares outstanding	203,096	206,160	212,386
Share-based payment awards classified as participating securities	—	—	2,116
Denominator for basic earnings per share	203,096	206,160	214,502
Dilutive common shares issuable under the employee stock purchase plan and upon exercise of stock options and stock appreciation rights	33	315	872
Dilutive unvested restricted stock awards	4,686	4,706	5,345
Denominator for diluted earnings per share	207,815	211,181	220,719
Earnings per share:			
Income attributable to the stockholders of Jabil Circuit, Inc.:			
Basic	$ 1.83	$ 1.91	$ 1.78
Diluted	$ 1.79	$ 1.87	$ 1.73

For fiscal year 2013, options to purchase 3,664,364 shares of common stock and 4,485,266 stock appreciation rights were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive.

For fiscal year 2012, options to purchase 3,748,037 shares of common stock and 4,930,935 stock appreciation rights were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive.

For fiscal year 2011, there were no shares of common stock or stock appreciation rights excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

l. Foreign Currency Transactions

For the Company's foreign subsidiaries that use a currency other than the U.S. dollar as their functional currency, the assets and liabilities are translated at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The effects of these translation adjustments are reported in other comprehensive income. Gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in operating income.

m. Fair Value of Financial Instruments

The three levels of the fair-value hierarchy include: Level 1 — quoted market prices in active markets for identical assets and liabilities; Level 2 — inputs other than quoted market prices included in Level 1 above that are observable for the asset or liability, either directly or indirectly; and Level 3 — unobservable inputs for the asset or liability.

The carrying amounts of cash and cash equivalents, trade accounts receivable, income taxes receivable, accounts payable, accrued expenses and income taxes payable approximate fair value because of the short-term nature of these financial instruments. Refer to Note 2 — "Trade Accounts Receivable Securitization and Sale Programs", Note 7 — "Notes Payable, Long-Term Debt and Capital Lease Obligations", Note 8 — "Postretirement and Other Employee Benefits", Note 12 —"Derivative Financial Instruments and Hedging Activities" and Note 15 — "Loss on Disposal of Subsidiaries" for disclosure surrounding the fair value of the Company's deferred purchase price receivables, debt obligations, pension plan assets, derivative financial instruments and notes receivable, respectively.

n. Stock-Based Compensation

The Company recognizes stock-based compensation expense, reduced for estimated forfeitures, on a straight-line basis over the requisite service period of the award, which is generally the vesting period for outstanding stock awards. The Company recorded $68.4 million, $81.4 million and $76.2 million of stock-based compensation expense gross of tax effects, which is included in selling, general and administrative expenses within the Consolidated Statements of Operations for fiscal years 2013, 2012, and 2011, respectively. The Company recorded an additional tax (expense) benefit related to the stock-based compensation expense of $(0.1) million, $1.4 million and $1.2 million, which is included in income tax expense within the Consolidated Statements of Operations for fiscal years 2013, 2012, and 2011, respectively. Included in the compensation expense recognized by the Company is $4.4 million, $4.4 million and $3.8 million related to the Company's employee stock purchase plan ("ESPP") during fiscal years 2013, 2012, and 2011, respectively. The Company capitalizes stock-based compensation costs related to awards granted to employees whose compensation costs are directly attributable to the cost of inventory. At August 31, 2013 and 2012, $0.3 million of stock-based compensation costs were classified as inventories on the Consolidated Balance Sheets.

Cash received from exercises under all share-based payment arrangements, including the Company's ESPP, for fiscal years 2013, 2012, and 2011 was $18.3 million, $26.0 million and $31.6 million, respectively. The proceeds for fiscal years 2013, 2012, and 2011 were offset by $20.3 million, $31.2 million and $9.8 million, respectively, of restricted shares withheld by the Company to satisfy the minimum amount of its income tax withholding requirements. The fair value of the restricted shares withheld was determined on the date that the restricted shares vested and resulted in the withholding of 1,184,162 shares, 1,590,721 shares and 681,446 shares of the Company's common stock during the 12 months ended August 31, 2013, 2012, and 2011, respectively. The shares have been classified as treasury stock on the Consolidated Balance Sheets. The Company currently expects to satisfy share-based awards with registered shares available to be issued.

See Note 10 — "Stockholders' Equity" for further discussion of stock-based compensation expense.

o. Comprehensive Income

Comprehensive income is the changes in equity of an enterprise except those resulting from stockholder transactions.

Accumulated other comprehensive income consists of the following (in thousands):

	August 31,	
	2013	2012
Foreign currency translation adjustment	$125,594	$149,116
Unrecognized losses on derivative instruments, net of tax	(5,050)	(7,153)
Actuarial loss, net of tax	(40,258)	(35,783)
Prior service cost, net of tax	962	95
	$ 81,248	$106,275

The actuarial loss and prior service cost recorded to accumulated other comprehensive income at August 31, 2013 are net of a tax benefit (loss) of $6.9 million and $(0.3) million, respectively. The actuarial loss and prior service cost recorded to accumulated other comprehensive income at August 31, 2012 are net of a tax benefit (loss) of $6.2 million and $(32.0) thousand, respectively. The unrecognized losses on derivative instruments recorded to accumulated other comprehensive income during fiscal years 2013 and 2012 are net of tax benefits of $14.1 million and $14.8 million, respectively.

p. Derivative Instruments

All derivative instruments are recorded gross on the Consolidated Balance Sheets at their respective fair values. The Company does not intend to use derivative financial instruments for speculative purposes. Generally, if a derivative instrument is designated as a cash flow hedge, the change in the fair value of the derivative is recorded in other comprehensive income to the extent the derivative is effective, and recognized in the Consolidated Statement of Operations when the hedged item affects earnings. If a derivative instrument is designated as a fair value hedge, the change in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Changes in fair value of derivatives that are not designated as hedges are recorded in earnings. Cash receipts and cash payments related to derivative instruments are recorded in the same category as the cash flows from the items being hedged on the Consolidated Statements of Cash Flows. Refer to Note 12 – "Derivative Financial Instruments and Hedging Activities" for further discussion surrounding the Company's derivative instruments.

2. Trade Accounts Receivable Securitization and Sale Programs

The Company regularly sells designated pools of trade accounts receivable under two asset-backed securitization programs, a factoring program, a committed trade accounts receivable sale program and two uncommitted trade accounts receivable sale programs (collectively referred to herein as the "programs"). The Company continues servicing the receivables sold and in exchange receives a servicing fee under each of the programs. Servicing fees related to each of the programs recognized during the fiscal years ended August 31, 2013, 2012 and 2011, were not material. The Company does not record a servicing asset or liability on the Consolidated Balance Sheets as the Company estimates that the fee it receives to service these receivables approximates the fair market compensation to provide the servicing activities.

Transfers of the receivables under the programs are accounted for as sales and, accordingly, net receivables sold under the programs are excluded from accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows.

a. Asset-Backed Securitization Programs

The Company continuously sells designated pools of trade accounts receivable under its North American asset-backed securitization program, currently scheduled to expire on October 21, 2014, and its foreign asset-backed securitization program, currently scheduled to expire on May 15, 2015, (collectively referred to herein as the "asset-backed securitization programs") to special purpose entities, which in turn sell 100% of the receivables to conduits administered by unaffiliated financial institutions (for the North American asset-backed securitization program) and an unaffiliated financial institution (for the foreign asset-backed securitization program). The special purpose entity in the North American asset-backed securitization program is a wholly-owned subsidiary of the Company. The special purpose entity in the foreign asset-backed securitization program is a separate bankruptcy-remote entity whose assets would be first available to satisfy the creditor claims of the unaffiliated financial institution. The Company is deemed the primary beneficiary of this special purpose entity as the Company has both the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive the benefits that could potentially be significant to the entity from the transfer of the trade accounts receivable into the special purpose entity. Accordingly, the special purpose entities associated with these asset-backed securitization programs are included in the Company's Consolidated Financial Statements. Any portion of the purchase price for the receivables which is not paid in cash upon the sale taking place is recorded as a deferred purchase price receivable, which is paid as payments on the receivables are collected. Net cash proceeds of up to a maximum of $300.0 million for the North American asset-backed securitization program and $200.0 million for the foreign asset-backed securitization program are available at any one time.

In connection with the asset-backed securitization programs, the Company sold $9.0 billion, $8.4 billion and $6.7 billion of eligible trade accounts receivable during the fiscal years ended August 31, 2013, 2012 and 2011, respectively. In exchange, the Company received cash proceeds of $8.5 billion, $8.0 billion and $6.3 billion during the fiscal years ended August 31, 2013, 2012 and 2011, respectively (of which approximately $54.2 million, $0 and $14.1 million, respectively represented new transfers and the remainder proceeds from collections reinvested in revolving-period transfers), and a deferred purchase price receivable. At August 31, 2013, 2012 and 2011, the deferred purchase price receivable recorded in connection with the asset-backed securitization programs totaled approximately $541.2 million, $477.5 million and $439.1 million, respectively. Prior to the amendments that were effective during the first quarter of fiscal year 2011 for the North American asset-backed securitization program and during the third quarter of fiscal year 2011 for the foreign asset-backed securitization program, the asset-backed securitization programs were accounted for as secured borrowings. As such, the Company recorded interest expense of $1.4 million in the Consolidated Statement of Operations for the fiscal year ended August 31, 2011. The asset-backed securitization programs require compliance with several covenants. The North American asset-backed securitization program covenants include compliance with the Amended and Restated Credit Facility's interest coverage ratio and debt to EBITDA ratio. The foreign asset-backed securitization program covenants include limitations on certain corporate actions such as mergers and consolidations.

The Company recognized pretax losses on the sales of receivables under the asset-backed securitization programs of approximately $4.3 million, $5.6 million and $3.4 million during the fiscal years ended August 31, 2013, 2012 and 2011, respectively, which are recorded to other expense within the Consolidated Statements of Operations.

The deferred purchase price receivables recorded under the asset-backed securitization programs are recorded initially at fair value as prepaid expenses and other current assets on the Consolidated Balance Sheets and are valued using unobservable inputs (Level 3 inputs), primarily discounted cash flows, and due to their credit quality and short-term maturity the fair values approximated book values. The unobservable inputs consist of estimated credit losses and estimated discount rates, which both have an immaterial impact on the fair value calculations of the deferred purchase price receivables.

b. Trade Accounts Receivable Factoring Agreement

In connection with a factoring agreement, the Company transfers ownership of eligible trade accounts receivable of a foreign subsidiary without recourse to a third party purchaser in exchange for cash. Proceeds from the transfer reflect the face value of the account less a discount. The discount is recorded as a loss to other expense within the Consolidated Statements of Operations in the period of the sale. In April 2013, the factoring agreement was extended through September 30, 2013, at which time it was automatically renewed for an additional six-month period.

The Company sold $31.2 million, $76.0 million and $68.5 million of trade accounts receivable during fiscal years 2013, 2012 and 2011, respectively, and in exchange, received cash proceeds of $31.2 million, $76.0 million and $68.4 million, respectively. The resulting losses on the sales of trade accounts receivables sold under this factoring agreement for fiscal years 2013, 2012 and 2011 were not material, and were recorded to other expense within the Consolidated Statements of Operations.

c. Trade Accounts Receivable Sale Programs

In connection with three separate trade accounts receivable sale agreements with unaffiliated financial institutions, the Company may elect to sell, at a discount, on an ongoing basis, up to a maximum of $200.0 million, $150.0 million and $40.0 million, respectively, of specific trade accounts receivable at any one time. The $200.0 million trade accounts receivable sale agreement is a committed facility that amended and restated a previously existing uncommitted facility during the first quarter of fiscal year 2013 to change the facility to a committed facility and to reduce the capacity from $250.0 million to $200.0 million. The $200.0 million trade accounts receivable sale agreement was renewed during the third quarter of fiscal year 2013 and is scheduled to expire on November 30, 2013. The $150.0 million trade accounts receivable sale agreement is an uncommitted facility that was entered into during the first quarter of fiscal year 2013 and is scheduled to expire on November 28, 2013. The $40.0 million trade accounts receivable sale agreement is an uncommitted facility scheduled to expire no later than June 1, 2015, though either party may elect to cancel the agreement by giving prior written notification to the other party of no less than 30 days.

During fiscal years 2013, 2012 and 2011, the Company sold $2.4 billion, $2.1 billion and $2.4 billion of trade accounts receivable under these programs, respectively. In exchange, the Company received cash proceeds of $2.4 billion, $2.1 billion and $2.4 billion, respectively. The resulting losses on the sales of trade accounts receivable during fiscal years 2013, 2012 and 2011 were not material and were recorded to other expense within the Consolidated Statements of Operations.

3. Inventories

Inventories consist of the following (in thousands):

	August 31, 2013	August 31, 2012
Raw materials	$1,412,948	$1,534,182
Work in process	548,096	444,721
Finished goods	341,111	290,046
	$2,302,155	$2,268,949

4. Income Taxes

a. Provision for Income Taxes

Income (loss) before income tax expense and noncontrolling interests is summarized below (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
U.S.	$(117,312)	$(147,567)	$(112,705)
Non-U.S.	503,376	656,467	593,892
	$ 386,064	$ 508,900	$ 481,187

Income tax expense (benefit) is summarized below (in thousands):

Fiscal Year Ended August 31,	Current	Deferred	Total
2013: U.S. — Federal	$ 4,762	$(108,779)	$(104,017)
U.S. — State	567	3,391	3,958
Non-U.S.	136,602	(20,570)	116,032
	$141,931	$(125,958)	$ 15,973
2012: U.S. — Federal	$ 2,240	$ 2,172	$ 4,412
U.S. — State	279	462	741
Non-U.S.	125,646	(17,988)	107,658
	$128,165	$ (15,354)	$ 112,811
2011: U.S. — Federal	$ (8,937)	$ 4,123	$ (4,814)
U.S. — State	1,103	97	1,200
Non-U.S.	102,826	(983)	101,843
	$ 94,992	$ 3,237	$ 98,229

Reconciliations of the income tax expense at the U.S. federal statutory income tax rate compared to the actual income tax expense are summarized below (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Tax at U.S. federal statutory income tax rate (35%)	$ 135,122	$ 178,115	$168,416
State income taxes, net of federal tax benefit	(6,285)	(4,013)	(2,688)
Impact of foreign tax rates	(141,443)	(116,198)	(94,392)
Permanent impact of non-deductible cost	13,212	2,147	4,639
Income tax credits	(8,643)	(13,125)	(38,707)
Changes in tax rates on deferred tax assets and liabilities	7,416	(9,048)	10,147
Valuation allowance	(47,294)	57,743	17,277
Non-deductible equity compensation	21,410	6,655	7,581
Impact of intercompany charges	30,106	1,742	12,658
Other, net	12,372	8,793	13,298
Total income tax expense	$ 15,973	$ 112,811	$ 98,229

The valuation allowance decrease from the previous period is primarily related to a $104.0 million partial release of the U.S. valuation allowance related to the U.S. deferred tax liabilities from the Nypro acquisition, which represent future sources of taxable income to support the realization of the deferred tax assets.

The Company has been granted tax incentives for its Brazilian, Malaysian, Polish, Singaporean and Vietnamese subsidiaries. The material tax incentives expire through 2020 and are subject to certain conditions with which the Company expects to comply. These subsidiaries generated income during the fiscal years ended August 31, 2013, 2012 and 2011, resulting in a tax benefit of approximately $52.4 million ($0.26 per basic share), $42.1 million ($0.20 per basic share) and $59.0 million ($0.28 per basic share), respectively. The benefits of these incentives are recorded as the impact of foreign tax rates and income tax credits.

b. Deferred Tax Assets and Liabilities

The current and noncurrent net deferred tax assets are summarized below (in thousands):

	Fiscal Year Ended August 31,	
	2013	2012
Current deferred tax assets	$ 46,260	$ 27,833
Current deferred tax liabilities	(6,253)	(3,955)
Noncurrent deferred tax assets	94,069	73,411
Noncurrent deferred tax liabilities	(73,173)	(24,245)
Total net deferred tax assets	$ 60,903	$ 73,044

The significant components of the deferred tax assets and liabilities are summarized below (in thousands):

	Fiscal Year Ended August 31,	
	2013	2012
Deferred tax assets:		
Net operating loss carry forward	$ 293,008	$ 280,196
Receivables	3,638	3,275
Inventories	11,730	10,909
Compensated absences	9,699	7,957
Accrued expenses	54,217	49,318
Property, plant and equipment, principally due to differences in depreciation and amortization	4,606	12,644
U.S. federal and state tax credits	32,402	18,708
Foreign jurisdiction tax credits	18,617	13,587
Equity compensation — U.S.	60,765	65,800
Equity compensation — Non-U.S.	8,886	8,807
Cash flow hedges	7,455	8,616
Intangible assets	—	69,885
Capital loss carryforward	8,643	8,845
Other	21,759	12,362
Total deferred tax assets before valuation allowances	535,425	570,909
Less valuation allowances	(318,611)	(487,745)
Net deferred tax assets	$ 216,814	$ 83,164
Deferred tax liabilities:		
Unremitted earnings of non-U.S. subsidiaries	80,000	—
Intangible assets	63,277	—
Other	12,634	10,120
Total deferred tax liabilities	$ 155,911	$ 10,120
Net deferred tax assets	$ 60,903	$ 73,044

As of August 31, 2013, the Company had federal, state and foreign income tax net operating loss carry forwards of approximately $424.1 million, $36.8 million, and $532.3 million, respectively, which are available to reduce future taxes, if any. The net operating loss carry forwards in the Company's major tax jurisdictions expire in fiscal years 2014 through 2033 or have an indefinite carry forward period. The Company has U.S. federal and state tax credit carry forwards of $27.6 million and $7.4 million, respectively, which are available to reduce future taxes, if any. Of the U.S. federal tax credits, $19.5 million expire through 2023, and the years of expiration for the remaining $8.1 million cannot yet be determined. Most of the U.S. state tax credits expire through the year 2026. As of August 31, 2013, the foreign jurisdiction tax credits include foreign investment tax credits of $11.5 million that expire in 2017 and are based on the deferral method.

Based on the Company's historical operating income, projection of future taxable income, scheduled reversal of taxable temporary differences, and tax planning strategies, management believes that it is more likely than not that the Company will realize the benefit of its deferred tax assets, net of valuation allowances recorded. The net (decreases) increases in the total valuation allowance for the fiscal years ended August 31, 2013 and 2012 were $(169.1) million and $18.7 million, respectively. The fiscal year ended August 31, 2013 decrease is primarily related to a partial release of the U.S. valuation allowance due to the U.S. deferred tax liabilities from the Nypro acquisition, expired or Internal Revenue Code Section 382 limited federal net operating loss carry forwards, expired foreign net operating loss carry forwards, and an increase in non-U.S. unrecognized tax benefits. These decreases were partially offset by net operating losses in sites with existing valuation allowances and increases related to non-U.S. entities in the Nypro acquisition.

As of August 31, 2013, the Company intends to repatriate the Nypro pre-acquisition undistributed foreign earnings of approximately $240.0 million to the U.S. Therefore, the Company recorded a deferred tax liability of approximately $80.0 million based on the anticipated U.S. income taxes of the repatriation. The Company intends to indefinitely reinvest the remaining earnings from its foreign subsidiaries. The aggregate undistributed earnings of the Company's foreign subsidiaries for which no deferred tax liability has been recorded is approximately $2.0 billion as of August 31, 2013. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable.

c. *Unrecognized Tax Benefits*

Reconciliations of the unrecognized tax benefits are summarized below (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Beginning balance	$116,661	$ 84,942	$ 78,140
Additions for tax positions of prior years	83,115	48,986	2,979
Reductions for tax positions of prior years	(7,713)	(10,446)	(12,631)
Additions for tax positions related to current year	30,886	12,316	18,431
Additions for tax positions related to acquired entities	21,000	3,275	3,648
Cash settlements	(1,177)	(7,880)	(1,667)
Reductions from lapses in statutes of limitations	(784)	(2,521)	(2,840)
Reductions from settlements with taxing authorities	(20,166)	(9,680)	(5,349)
Foreign exchange rate adjustment	406	(2,331)	4,231
Ending balance	$222,228	$116,661	$ 84,942
Unrecognized tax benefits that would affect the effective tax rate (if recognized)	$ 75,714	$ 68,924	$ 68,859

It is reasonably possible that the August 31, 2013 unrecognized tax benefits could decrease during the next 12 months by $8.1 million from cash payments and by $7.3 million related to the settlement of audits or expiration of applicable statutes of limitations. These amounts primarily relate to possible adjustments for transfer pricing, tax holidays, and certain inclusions in taxable income.

The Company's continuing practice is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. The Company's accrued interest and penalties were approximately $18.1 million and $9.2 million at August 31, 2013 and August 31, 2012, respectively. The Company recognized (derecognized) interest and penalties of approximately $8.9 million, $(14.5) million and $5.2 million during the fiscal years ended August 31, 2013, 2012 and 2011, respectively. The Company is no longer subject to U.S. federal income tax examinations for fiscal years before August 31, 2009. In addition, the Company is also subject to audits by state, local, and non-U.S. taxing authorities. In major state and major non-U.S. jurisdictions, the Company is no longer subject to income tax examinations for fiscal years before August 31, 2003.

The Internal Revenue Service ("IRS") completed its field examination of the Company's tax returns for the fiscal years 2003 through 2005 and fiscal years 2006 through 2008 and issued Revenue Agent's Reports ("RAR") on April 30, 2010 and April 25, 2012, respectively. The proposed adjustments primarily related to the IRS contentions that (1) certain corporate expenses relate to services provided to foreign affiliates and therefore must be charged to those affiliates and (2) valuable intangible property was transferred to certain foreign affiliates without charge. On August 30, 2013, the tax return audit for fiscal years 2003 through 2008 was effectively settled when the Company agreed to the IRS Office of Appeals' adjustments on Form 870-AD (Offer to Waive Restrictions on Assessment and Collection of Tax Deficiency and to Accept Overassessment), which were substantially lower than the initial RAR proposed adjustments. The settlement did not have a material effect on the Company's financial position or liquidity and no additional tax liabilities were recorded.

5. Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	August 31, 2013	August 31, 2012
Land and improvements	$ 113,534	$ 104,235
Buildings	710,643	613,843
Leasehold improvements	369,792	235,902
Machinery and equipment	2,222,257	1,787,071
Furniture, fixtures and office equipment	131,703	109,767
Computer hardware and software	491,211	442,220
Transportation equipment	21,650	20,648
Construction in progress	145,544	43,735
	4,206,334	3,357,421
Less accumulated depreciation and amortization	1,810,736	1,578,266
	$2,395,598	$1,779,155

Depreciation expense of approximately $402.0 million, $336.7 million, and $297.1 million was recorded for fiscal years 2013, 2012 and 2011, respectively.

Maintenance and repair expense was approximately $162.4 million, $123.1 million, and $113.9 million for fiscal years 2013, 2012 and 2011, respectively.

6. Goodwill and Other Intangible Assets

The Company performs a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of loss, if any.

The Company completed its annual impairment test for goodwill during the fourth quarter of fiscal year 2013 and determined the fair values of the reporting units were substantially in excess of the carrying values and that no impairment existed as of the date of the impairment test. For each annual impairment test the Company consistently determines the fair value of its reporting units based on an average weighting of both projected discounted future results and the use of comparative market multiples.

The following tables present the changes in goodwill allocated to the Company's reportable segments, Diversified Manufacturing Services ("DMS"), Enterprise & Infrastructure ("E&I") and High Velocity Systems ("HVS"), during the fiscal years ended August 31, 2013 and 2012 (in thousands):

	August 31, 2012				August 31, 2013		
Reportable Segment	Gross Balance	Accumulated Impairment Balance	Acquisitions	Foreign Currency Impact	Gross Balance	Accumulated Impairment Balance	Net Balance
DMS	$ 643,748	$ (558,768)	$341,593	$ (715)	$ 984,626	$ (558,768)	$425,858
E&I	341,822	(331,784)	—	309	342,131	(331,784)	10,347
HVS	132,269	(132,269)	—	—	132,269	(132,269)	—
Total	$1,117,839	$(1,022,821)	$341,593	$ (406)	$1,459,026	$(1,022,821)	$436,205

Reportable Segment	August 31, 2011 Gross Balance	August 31, 2011 Accumulated Impairment Balance	Acquisitions	Foreign Currency Impact	August 31, 2012 Gross Balance	August 31, 2012 Accumulated Impairment Balance	Net Balance
DMS	$ 584,018	$ (558,768)	$ 60,942	$(1,212)	$ 643,748	$ (558,768)	$ 84,980
E&I	342,733	(331,784)	—	(911)	341,822	(331,784)	10,038
HVS	132,269	(132,269)	—	—	132,269	(132,269)	—
Total	$1,059,020	$(1,022,821)	$ 60,942	$(2,123)	$1,117,839	$(1,022,821)	$ 95,018

Finite-lived intangible assets are amortized on a straight-line basis and consist primarily of contractual agreements and customer relationships, which are being amortized over periods of up to 15 years, intellectual property which is being amortized over periods of up to nine years and trade names which are being amortized over two years. Indefinite-lived intangible assets consist of trade names. The Company completed its annual impairment test for its indefinite-lived intangible assets during the fourth quarter of fiscal year 2013 and determined that no impairment existed as of the date of the impairment test. Significant judgments inherent in this analysis included assumptions regarding appropriate revenue growth rates, discount rates and royalty rates. No significant residual values are estimated for the amortizable intangible assets. The value of the Company's intangible assets purchased through business acquisitions is principally determined based on valuations of the net assets acquired. The following tables present the Company's total purchased intangible assets at August 31, 2013 and August 31, 2012 (in thousands):

August 31, 2013	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contractual agreements and customer relationships	$199,665	$ (76,341)	$123,324
Intellectual property	137,388	(78,997)	58,391
Finite-lived trade name	2,647	(2,322)	325
Indefinite-lived trade name	122,190	—	122,190
Total	$461,890	$(157,660)	$304,230

August 31, 2012	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contractual agreements and customer relationships	$122,679	$ (63,772)	$ 58,907
Intellectual property	84,688	(76,799)	7,889
Finite-lived trade name	2,668	(1,001)	1,667
Indefinite-lived trade name	50,590	—	50,590
Total	$260,625	$(141,572)	$119,053

The weighted-average amortization period for aggregate net intangible assets at August 31, 2013 is 10.9 years, which includes a weighted-average amortization period of 12.1 years for net contractual agreements and customer relationships, a weighted-average amortization period of 7.3 years for net intellectual property and a weighted-average amortization period of 2.0 years for a net finite-lived trade name.

In connection with the acquisition Nypro in the fourth quarter of fiscal year 2013, the Company acquired $335.9 million of goodwill and $196.8 million of intangible assets, including $72.5 million assigned to customer relationships with an assigned useful life of up to 14 years, $52.7 million assigned to intellectual property with an assigned useful life of up to 8 years and $71.6 million assigned to an indefinite-lived trade name. See Note 16 – "Business Acquisitions" for further details.

Intangible asset amortization for fiscal years 2013, 2012 and 2011 was approximately $16.2 million, $16.8 million, and $22.1 million, respectively. The estimated future amortization expense is as follows (in thousands):

Fiscal Year Ending August 31,	Amount
2014	$ 24,883
2015	21,740
2016	18,491
2017	16,986
2018	16,986
Thereafter	82,954
Total	$182,040

7. Notes Payable, Long-Term Debt and Capital Lease Obligations

Notes payable, long-term debt and capital lease obligations outstanding at August 31, 2013 and 2012 are summarized below (in thousands).

	August 31, 2013	August 31, 2012
7.750% Senior Notes due 2016(a)	$ 306,940	$ 305,221
8.250% Senior Notes due 2018(b)	398,284	397,903
5.625% Senior Notes due 2020(c)	400,000	400,000
4.700% Senior Notes due 2022(d)	500,000	500,000
Borrowings under credit facilities(e)	200,000	8,000
Borrowings under loans(f)	58,447	55,870
Capital lease obligations(g)	35,468	166
Fair value adjustment related to terminated interest rate swaps on the 7.750% Senior Notes(h)	6,823	9,197
Total notes payable, long-term debt and capital lease obligations	1,905,962	1,676,357
Less current installments of notes payable, long-term debt and capital lease obligations	215,536	18,031
Notes payable, long-term debt and capital lease obligations, less current installments	$1,690,426	$1,658,326

The $312.0 million of 7.750% senior unsecured notes, $400.0 million of 8.250% senior unsecured notes, $400.0 million of 5.625% senior unsecured notes and $500.0 million of 4.700% senior unsecured notes outstanding are carried at the principal amount of each note, less any unamortized discount. The estimated fair value of these senior notes was approximately $357.2 million, $476.0 million, $414.1 million and $491.8 million, respectively, at August 31, 2013. The fair value estimates are based upon observable market data (Level 2 criteria).

(a) During the fourth quarter of fiscal year 2009, the Company issued $312.0 million of seven-year, publicly-registered 7.750% notes (the "7.750% Senior Notes") at 96.1% of par, resulting in net proceeds of approximately $300.0 million. The 7.750% Senior Notes mature on July 15, 2016 and pay interest semiannually on January 15 and July 15. The 7.750% Senior Notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. The Company is subject to covenants such as limitations on its and/or its subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of the Company's assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee funded debt (which only applies to the Company's "restricted subsidiaries"); and guarantee any of the

Company's indebtedness (which only applies to the Company's subsidiaries). The Company is also subject to a covenant requiring its repurchase of the 7.750% Senior Notes upon a "change of control repurchase event."

(b) During the second and third quarters of fiscal year 2008, the Company issued $250.0 million and $150.0 million, respectively, of ten-year, unregistered 8.250% notes at 99.965% of par and 97.5% of par, respectively, resulting in net proceeds of approximately $245.7 million and $148.5 million, respectively. On July 18, 2008, the Company completed an exchange whereby all of the outstanding unregistered 8.250% Notes were exchanged for registered 8.250% Notes (collectively the "8.250% Senior Notes") that are substantially identical to the unregistered notes except that the 8.250% Senior Notes are registered under the Securities Act and do not have any transfer restrictions, registration rights or rights to additional special interest.

The 8.250% Senior Notes mature on March 15, 2018 and pay interest semiannually on March 15 and September 15. The interest rate payable on the 8.250% Senior Notes is subject to adjustment from time to time if the credit ratings assigned to the 8.250% Senior Notes increase or decrease, as provided in the 8.250% Senior Notes. The 8.250% Senior Notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations.

The Company is subject to covenants such as limitations on its and/or its subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of the Company's assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to the Company's "restricted subsidiaries"); and guarantee any of the Company's indebtedness (which only applies to the Company's subsidiaries). The Company is also subject to a covenant requiring its repurchase of the 8.250% Senior Notes upon a "change of control repurchase event."

(c) During the first quarter of fiscal year 2011, the Company issued $400.0 million of ten-year publicly registered 5.625% notes (the "5.625% Senior Notes") at par. The net proceeds from the offering of $400.0 million were used to fully repay the term portion of the credit facility dated as of July 19, 2007 (the "Old Credit Facility") and partially repay amounts outstanding under the Company's foreign asset-backed securitization program. The 5.625% Senior Notes mature on December 15, 2020 and pay interest semiannually on June 15 and December 15 of each year, beginning on June 15, 2011. The 5.625% Senior Notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. The Company is subject to covenants such as limitations on its and/or its subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of the Company's assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to the Company's "restricted subsidiaries"); and guarantee any of the Company's indebtedness (which only applies to the Company's subsidiaries). The Company is also subject to a covenant requiring its repurchase of the 5.625% Senior Notes upon a "change of control repurchase event."

(d) During the fourth quarter of fiscal year 2012, the Company issued $500.0 million of ten-year publicly registered 4.700% notes (the "4.700% Senior Notes") at 99.992% of par. The net proceeds from the offering of $500.0 million were used to repay outstanding borrowings under the revolving amended and restated senior unsecured five-year revolving credit facility entered into on March 19, 2012 ("the Amended and Restated Credit Facility") and for general corporate purposes. The 4.700% Senior Notes mature on September 15, 2022 and pay interest semiannually on March 15 and September 15 of each year, beginning on March 15, 2013. The 4.700% Senior Notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. The Company is subject to covenants such as limitations on its and/or its subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of the Company's assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to the Company's "restricted subsidiaries"); and guarantee any of the Company's indebtedness (which only applies to the Company's subsidiaries). The Company is also subject to a covenant requiring its repurchase of the 4.700% Senior Notes upon a "change of control repurchase event."

(e) As of August 31, 2013, six of the Company's foreign subsidiaries have credit facilities that finance their future growth and any corresponding working capital needs. Four of the credit facilities are denominated in U.S. dollars, one is denominated in Brazilian reais, and one is denominated in Taiwan dollar. The credit facilities incur interest at fixed and variable rates ranging from 1.8% to 10.0%.

During the third quarter of fiscal year 2012, the Company entered into the Amended and Restated Credit Facility which provides for a revolving credit facility in the initial amount of $1.3 billion. The Amended and Restated Credit Facility may, subject to lenders' discretion, potentially be increased up to $1.6 billion and expires on March 19, 2017. Interest and fees on the Amended and Restated Credit Facility advances are based on the Company's non-credit enhanced long-term senior unsecured debt rating as determined by Standard & Poor's Rating Service and Moody's Investor Service. Interest is charged at a rate equal to either 0.175% to 0.850% above the base rate or 1.175% to 1.850% above the Eurocurrency rate, where the base rate represents the greatest of Citibank, N.A.'s prime rate, 0.50% above the federal funds rate, or 1.0% above one-month LIBOR, and the Eurocurrency rate represents adjusted LIBOR for the applicable interest period, each as more fully described in the Amended and Restated Credit Facility agreement. Fees include a facility fee based on the revolving credit commitments of the lenders and a letter of credit fee based on the amount of outstanding letters of credit. The Company, along with its subsidiaries, are subject to the following financial covenants: (1) a maximum ratio of (a) Debt (as defined in the Amended and Restated Credit Facility agreement) to (b) Consolidated EBITDA (as defined in the Amended and Restated Credit Facility agreement) and (2) a minimum ratio of (a) Consolidated EBITDA to (b) interest payable on, and amortization of debt discount in respect of, all Debt and loss on sale of accounts receivables. In addition, the Company is subject to other covenants, such as: limitation upon liens; limitation upon mergers, etc.; limitation upon accounting changes; limitation upon subsidiary debt; limitation upon sales, etc. of assets; limitation upon changes in nature of business; payment restrictions affecting subsidiaries; compliance with laws, etc.; payment of taxes, etc.; maintenance of insurance; preservation of corporate existence, etc.; visitation rights; keeping of books; maintenance of properties, etc.; transactions with affiliates; and reporting requirements.

During fiscal year 2013, the Company borrowed $5.4 billion against the Amended and Restated Credit Facility under multiple draws and repaid $5.2 billion under multiple payments. In addition, during the fourth quarter of fiscal year 2013, the Company borrowed $2.5 billion against the Amended and Restated Credit Facility under multiple draws and repaid $2.3 billion under multiple payments.

(f) During the third quarter of fiscal year 2012, the Company entered into a master lease agreement with a variable interest entity (the "VIE") whereby it sells to and subsequently leases back from the VIE up to $60.0 million in certain machinery and equipment for a period of up to five years. In connection with this transaction, the Company holds a variable interest in the VIE, which was designed to hold debt obligations payable to third-party creditors. The proceeds from such debt obligations are utilized to finance the purchase of the machinery and equipment that is then leased by the Company. The Company is the primary beneficiary of the VIE as it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Therefore, the Company consolidates the financial statements of the VIE and eliminates all intercompany transactions. At August 31, 2013, the VIE had approximately $46.6 million of total assets, of which approximately $45.4 million was comprised of a note receivable due from the Company, and approximately $46.0 million of total liabilities, of which approximately $45.9 million were debt obligations to the third-party creditors (as the VIE has utilized approximately $45.9 million of the $60.0 million debt obligation capacity). The third-party creditors have recourse to the Company's general credit only in the event that the Company defaults on its obligations under the terms of the master lease agreement. In addition, the assets held by the VIE can be used only to settle the obligations of the VIE.

In addition to the loans described above, at August 31, 2013, the Company has borrowings outstanding to fund working capital needs. These additional loans total approximately $12.1 million, of which $11.9 million are denominated in Euros and $0.2 million are denominated in U.S. dollars.

(g) During the fourth quarter of fiscal year 2013, the Company acquired various capital lease obligations in connection with the acquisition of Nypro.

(h) This amount represents the fair value hedge accounting adjustment related to the 7.750% Senior Notes. For further discussion of the Company's fair value hedges, see Note 12 - "Derivative Financial Instruments and Hedging Activities" to the Consolidated Financial Statements

Debt maturities as of August 31, 2013 for the next five years and thereafter are as follows (in thousands):

Fiscal Year Ending August 31,	Amount
2014	$ 215,536
2015	11,915
2016	318,850
2017	21,141
2018	400,877
Thereafter	930,820
Total(1)	$1,899,139

(1) The above table excludes a $6.8 million fair value adjustment related to the interest rate swap on the 7.750% Senior Notes.

8. Postretirement and Other Employee Benefits

Postretirement Benefits

During the first quarter of fiscal year 2002, the Company established a defined benefit pension plan for all permanent employees of Jabil Circuit UK Limited. This plan was established in accordance with the terms of the business sale agreement with Marconi Communications plc ("Marconi"). The benefit obligations and plan assets from the terminated Marconi plan were transferred to the newly established defined benefit plan (the "UK plan"). The UK plan, which is closed to new participants, provides benefits based on average employee earnings over a three-year service period preceding retirement and length of employee service. The Company's policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in UK employee benefit and tax laws plus such additional amounts as are deemed appropriate by the Company. Plan assets are held in trust and consist of equity and debt securities as detailed below.

During the second quarter of fiscal year 2012, and in connection with the acquisition of Telmar, the Company acquired assets and assumed liabilities relating to a defined benefit pension plan for all unionized employees of Precision Communications Services Corporation, a Toronto, Canada based wholly-owned subsidiary of the Company (the "Toronto plan"). The Toronto plan, which is closed to new participants, provides benefits based on a preset tiered schedule which determines benefit rates based on employee grade and length of service. The Company's policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in Canadian employee benefit and tax laws plus such additional amounts as are deemed appropriate by the Company. Plan assets are held in insurance funds and consist primarily of equity and debt securities as detailed below.

In addition, as a result of acquiring various other operations in Austria, France, Germany, Japan, The Netherlands, Poland, and Taiwan, the Company assumed both funded and unfunded retirement benefits to be paid based upon years of service and compensation at retirement (the "other plans"). All permanent employees meeting the minimum service requirement are eligible to participate in the other plans.

The UK plan, Toronto plan and other plans are collectively referred to herein as the "plans."

There is no domestic pension or post-retirement benefit plan maintained by the Company.

The Company is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its Consolidated Balance Sheet, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

a. Benefit Obligations

The following table provides a reconciliation of the change in the benefit obligations for the plans for fiscal years 2013 and 2012 (in thousands):

	Pension Benefits	
	2013	2012
Beginning projected benefit obligation	$190,320	$137,874
Service cost	1,759	1,224
Interest cost	7,202	7,494
Actuarial loss	8,167	26,748
Curtailment gain	(87)	—
Total benefits paid	(5,196)	(6,264)
Plan participants' contributions	12	213
Amendments	(1,730)	—
Acquisitions	—	28,122
Effect of conversion to U.S. dollars	(7,939)	(5,091)
Ending projected benefit obligation	$192,508	$190,320

Weighted-average actuarial assumptions used to determine the benefit obligations for the plans for fiscal years 2013 and 2012 were as follows:

	Pension Benefits	
	2013	2012
Expected long-term return on plan assets	5.1%	4.2%
Rate of compensation increase	3.9%	3.3%
Discount rate	4.1%	3.2%

The Company evaluates these assumptions on a regular basis taking into consideration current market conditions and historical market data. The discount rate is used to state expected cash flows relating to future benefits at a present value on the measurement date. This rate represents the market rate for high-quality fixed income investments whose timing would match the cash out flow of retirement benefits. A lower discount rate would increase the present value of benefit obligations and vice versa. Other assumptions include demographic factors such as retirement, mortality and turnover.

b. Plan Assets

The Company has adopted an investment policy for a majority of plan assets which was set by plan trustees who have the responsibility for making investment decisions related to the plan assets. The plan trustees oversee the investment allocation, including selecting professional investment managers and setting strategic targets. The investment objectives for the assets are (1) to acquire suitable assets that hold the appropriate liquidity in order to generate income and capital growth that, along with new contributions, will meet the cost of current and future benefits under the plan, (2) to limit the risk of the plan assets from failing to meet the plan liabilities over the long-term and (3) to minimize the long-term costs under the plan by maximizing the return on the plan assets.

Investment policies and strategies governing the assets of the plans are designed to achieve investment objectives with prudent risk parameters. Risk management practices include the use of external investment managers; the maintenance of a portfolio diversified by asset class, investment approach and security holdings; and the maintenance of sufficient liquidity to meet benefit obligations as they come due. Within the equity securities class, the investment policy provides for investments in a broad range of publicly traded securities including both domestic and international stocks. The plans do not hold any of the Company's stock. Within the debt securities class, the investment policy provides for investments in corporate bonds as well as fixed and variable interest debt instruments. The Company currently expects to achieve the target mix of 35% equity and 65% debt securities in fiscal year 2014.

The fair values of the plan assets held by the Company by asset category for fiscal years 2013 and 2012 are as follows (in thousands):

			Fair Value Measurements Using Inputs Considered as:		
	Fair Value at August 31, 2013	Asset Allocation	Level 1	Level 2	Level 3
Asset Category					
Cash and cash equivalents	$ 4,686	3%	$4,686	$ —	—
Equity Securities:					
Global equity securities(a)	26,110	18%	—	26,110	—
U.K. equity securities(b)	20,923	15%	—	20,923	—
Canadian equity securities(c)	8,935	6%	—	8,935	—
Debt Securities:					
U.K. corporate bonds(d)	43,949	31%	—	43,949	—
U.K. government bonds(e)	14,257	10%	—	14,257	—
Canadian government bonds(f)	7,934	6%	—	7,934	—
Other Investments:					
Insurance contracts(g)	12,114	9%	—	—	12,114
Commercial real estate(h)	1,956	1%	—	—	1,956
Commercial mortgages(i)	1,190	1%	—	—	1,190
Fair value of plan assets	$142,054	100%	$4,686	$122,108	$15,260

			Fair Value Measurements Using Inputs Considered as:		
	Fair Value at August 31, 2012	Asset Allocation	Level 1	Level 2	Level 3
Asset Category					
Cash and cash equivalents	$ 4,370	3%	$4,370	$ —	—
Equity Securities:					
Global equity securities(a)	22,649	17%	—	22,649	—
U.K. equity securities(b)	18,544	14%	—	18,544	—
Canadian equity securities(c)	8,247	6%	—	8,247	—
Debt Securities:					
U.K. corporate bonds(d)	42,983	32%	—	42,983	—
U.K. government bonds(e)	13,562	10%	—	13,562	—
Canadian government bonds(f)	8,757	7%	—	8,757	—
Insurance Contracts:					
Insurance contracts(g)	11,046	8%	—	—	11,046
Commercial real estate(h)	1,987	2%	—	—	1,987
Commercial mortgages(i)	1,285	1%	—	—	1,285
Fair value of plan assets	$133,430	100%	$4,370	$114,742	$14,318

(a) Global equity securities are categorized as Level 2 and include investments that aim to capture global equity market returns by tracking the Financial Times (London) Stock Exchange ("FTSE") AW-World (ex-UK) Index and other similar indexes in Canada.

(b) U.K. equity securities are categorized as Level 2 and include investments in a diversified portfolio that aims to capture the returns of the U.K. equity market. The portfolio tracks the FTSE All-Share Index and invests only in U.K. securities.

(c) Canadian equity securities are categorized as Level 2 and include investments in diversified portfolios that aim to capture the returns of Canadian small capitalization and dividend paying equities. The portfolios track the BMO Small Cap Index and the S&P/TSX Capped Equity Index and invest only in Canadian securities.

(d) U.K. corporate bonds are categorized as Level 2 and include U.K. corporate issued fixed income investments which are managed and tracked to the respective benchmark (AAA-AA-A Bonds-Over 15Y Index).

(e) U.K. government bonds are categorized as Level 2 and include U.K. government-issued fixed income investments which are managed and tracked to the respective benchmark (FTSE U.K. Over 15 Years Gilts Index and FTSE U.K. Over 5 Years Index-Linked).

(f) Canadian government bonds are categorized as Level 2 and include Canadian government-issued fixed income investments which are managed and tracked to the respective benchmark (DEX Universe Bond Index).

(g) The assets related to The Netherlands plan consist of an insurance contract that guarantees the payment of the funded pension entitlements, as well as provides a profit share to the Company. The profit share in this contract is not based on actual investments, but, instead on a notional investment portfolio that is expected to return a pre-defined rate. Insurance contract assets are recorded at fair value, which is determined based on the cash surrender value of the insured benefits which is the present value of the guaranteed funded benefits. Insurance contracts are valued using unobservable inputs (Level 3 inputs), primarily by discounting expected future cash flows relating to benefits paid from a notional investment portfolio in order to determine the cash surrender value of the policy. The unobservable inputs consist of estimated future benefits to be paid throughout the duration of the policy and estimated discount rates, which both have an immaterial impact on the fair value estimate of the contract.

(h) Commercial real estate investments are categorized as Level 3 and primarily consist of commercial properties located throughout the various provinces of Canada. The portfolio tracks the IPD Canadian Property Index and invests only in Canadian properties. These investments are recorded at their estimated fair value and are valued using unobservable inputs (Level 3 inputs), primarily by obtaining quarterly independent market appraisals. The unobservable inputs consist of estimated unrealized gains and losses due to changes in real estate market conditions, which have an immaterial impact on the fair value calculations of the real estate investments held.

(i) Commercial mortgage investments are categorized as Level 3 and primarily consist of mortgages on commercial properties located throughout the various provinces of Canada. The portfolio tracks the DEX Conventional Residential Mortgage Index and invests only in Canadian mortgages. These investments are recorded at their estimated fair value and are valued using unobservable inputs (Level 3 inputs), primarily by calculating expected future cash flows at interest rates applicable to new mortgages of similar types and terms. The unobservable inputs consist of estimated unrealized gains and losses due to defaults and other real estate market events and estimated interest rates, which both have an immaterial impact on the fair value calculations of the mortgage investments held.

The following table provides a reconciliation of the changes in the pension plan assets for the year between measurement dates for fiscal years 2013 and 2012 (in thousands):

	Pension Benefits	
	2013	2012
Beginning fair value of plan assets	$133,430	$ 99,237
Actual return on plan assets	11,440	13,980
Acquisitions	—	22,772
Employer contributions	4,478	4,546
Benefits paid from plan assets	(4,843)	(4,718)
Plan participants' contributions	12	213
Effect of conversion to U.S. dollars	(2,463)	(2,600)
Ending fair value of plan assets	$142,054	$133,430

c. *Funded Status*

The following table provides a reconciliation of the funded status of the plans to the Consolidated Balance Sheets for fiscal years 2013 and 2012 (in thousands):

	Pension Benefits	
	2013	2012
Funded Status		
Ending fair value of plan assets	$ 142,054	$ 133,430
Ending projected benefit obligation	(192,508)	(190,320)
Under or unfunded status	$ (50,454)	$ (56,890)
Consolidated Balance Sheet Information		
Accrued benefit liability, current	$ (117)	$ (126)
Accrued benefit liability, noncurrent	(50,337)	(56,764)
Net liability recorded at August 31	$ (50,454)	$ (56,890)
Amounts recognized in accumulated other comprehensive loss consist of:		
Net actuarial loss	$ 47,125	$ 41,977
Prior service cost	(1,698)	(127)
Accumulated other comprehensive loss, before taxes	$ 45,427	$ 41,850

The following table provides the estimated amount that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in fiscal year 2013 (in thousands):

	Pension Benefits
Recognized net actuarial loss	$2,542
Amortization of prior service cost	(239)
Total	$2,303

The accumulated benefit obligation for the plans was $179.9 million and $177.1 million at August 31, 2013 and 2012, respectively.

The following table provides information for the plans with an accumulated benefit obligation in excess of plan assets for fiscal years 2013 and 2012 (in thousands):

	August 31,	
	2013	2012
Projected benefit obligation	$192,508	$190,320
Accumulated benefit obligation	179,920	177,056
Fair value of plan assets	142,054	133,430

d. *Net Periodic Benefit Cost*

The following table provides information about net periodic benefit cost for the plans for fiscal years 2013, 2012 and 2011 (in thousands):

	Pension Benefits		
	2013	2012	2011
Service cost	$ 1,759	$ 1,224	$ 1,494
Interest cost	7,202	7,494	5,715
Expected long-term return on plan assets	(6,952)	(6,104)	(4,474)
Recognized actuarial loss	2,474	1,207	2,073
Net curtailment gain	(3,401)	—	(1,903)
Amortization of prior service cost	(184)	(26)	(27)
Net periodic benefit cost	$ 898	$ 3,795	$ 2,878

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the plans for fiscal years 2013, 2012 and 2011 were as follows:

	Pension Benefits		
	2013	2012	2011
Expected long-term return on plan assets	5.1%	4.2%	4.2%
Rate of compensation increase	3.9%	3.3%	4.2%
Discount rate	4.1%	3.2%	4.9%

The expected return on plan assets assumption used in calculating net periodic pension cost is based on historical actual return experience and estimates of future long-term performance with consideration to the expected investment mix of the plan assets.

e. *Cash Flows*

The Company expects to make cash contributions of between $4.3 million and $4.7 million to its funded pension plans during fiscal year 2014. The Company does not anticipate the return of any plan assets during fiscal year 2014.

The estimated future benefit payments, which reflect expected future service, as appropriate, are as follows (in thousands):

Fiscal Year Ending August 31,	Pension Benefits
2014	$ 5,357
2015	$ 5,662
2016	$ 6,134
2017	$ 6,332
2018	$ 6,792
Years 2019 through 2023	$44,671

Profit Sharing, 401(k) Plan and Defined Contribution Plans

The Company provides retirement benefits to its domestic employees who have completed a 90-day period of service through a 401(k) plan that provides a matching contribution by the Company. Company contributions are at the discretion of the Company's Board of Directors. The Company also has defined contribution benefit plans for certain of its international employees primarily dictated by the custom of the regions in which it operates. In relation to these plans, the Company contributed approximately $31.8 million, $29.2 million, and $23.1 million for the fiscal years ended August 31, 2013, 2012 and 2011, respectively.

9. Commitments and Contingencies

a. Lease Agreements

The Company leases certain facilities under non-cancelable operating leases. Lease agreements may contain lease escalation clauses and purchase or renewal options. The Company recognizes scheduled lease escalation clauses over the course of the applicable lease term on a straight-line basis in the Consolidated Statements of Operations. The future minimum lease payments under non-cancelable operating leases at August 31, 2013 are as follows (in thousands):

Fiscal Year Ending August 31,	Amount
2014	$ 89,451
2015	65,433
2016	52,089
2017	43,074
2018	35,499
Thereafter	122,606
Total minimum lease payments	$408,152

Total operating lease expense was approximately $80.9 million, $65.3 million and $61.7 million for fiscal years 2013, 2012 and 2011, respectively.

b. Warranty Provision

The Company maintains a provision for limited warranty repair of shipped products, which is established under the terms of specific manufacturing contract agreements. The warranty liability is included in other accrued expenses on the Consolidated Balance Sheets. The warranty period varies by product and customer industry sector. The provision represents management's estimate of probable liabilities, calculated as a function of sales volume and historical repair experience, for each product under warranty. The estimate is re-evaluated periodically for accuracy. A rollforward of the warranty liability is as follows (in thousands):

	Amount
Balance at August 31, 2010	$10,828
Accruals for warranties during the year	6,909
Warranty liabilities acquired	3,986
Settlements made during the year	(8,209)
Balance at August 31, 2011	$13,514
Accruals for warranties during the year	3,285
Warranty liabilities acquired	—
Settlements made during the year	(5,411)
Balance at August 31, 2012	$11,388
Accruals for warranties during the year	6,419
Warranty liabilities acquired	—
Settlements made during the year	(6,395)
Balance at August 31, 2013	$11,412

c. Legal Proceedings

The Company is party to certain lawsuits in the ordinary course of business. The Company does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company was involved in a commercial dispute with a former industrial and CleanTech customer during fiscal year 2012 regarding product warranty claims as well as the collection of a $10.1 million outstanding account receivable of the Company, for which the Company had established a full valuation allowance.

During the fourth quarter of fiscal year 2012, the Company reached a settlement with this former customer under which the Company received $0.5 million and a release from the product warranty claims brought against it in exchange for full settlement of the $10.1 million outstanding accounts receivable and the assignment to the former customer of certain contract rights of the Company which are associated with the former customer's warranty claims. The $0.5 million was recorded as a reduction to cost of sales.

10. Stockholders' Equity

The 2011 Stock Award and Incentive Plan (the "2011 Plan") was adopted by the Board of Directors during the first quarter of fiscal year 2011 and approved by the stockholders during the second quarter of fiscal year 2011. The 2011 Plan provides for the granting of restricted stock awards, restricted stock unit awards and other stock-based awards. The maximum aggregate number of shares that may be subject to awards under the 2011 Plan is 8,850,000. If any portion of an outstanding award that was granted under the 2002 Stock Incentive Plan (the "2002 Plan"), which was terminated immediately upon the effectiveness of the 2011 Plan, for any reason expires or is canceled or forfeited on or after the date of termination of the 2002 Plan, the shares allocable to the expired, canceled or forfeited portion of such 2002 Plan award shall be available for issuance under the 2011 Plan.

The 2011 Employee Stock Purchase Plan (the "2011 ESPP") was adopted by the Company's Board of Directors during the first quarter of fiscal year 2011 and approved by the shareholders during the second quarter of fiscal year 2011 with 6,000,000 shares authorized for issuance. The offering period beginning July 1, 2011 was the first offering period shares were issued under the 2011 ESPP. The Company also adopted a tax advantaged sub-plan under the 2011 ESPP for its Indian employees. Shares are issued under the Indian sub-plan from the authorized shares under the 2011 ESPP. The offering period ending June 30, 2011 was the final offering period shares were issued under the previous ESPP (the "2002 ESPP").

a. Stock Options and Stock Appreciation Rights

There were no stock options and stock appreciation rights granted (collectively known as "Options"), excluding those granted under the ESPP, during fiscal years 2013, 2012 and 2011. The total intrinsic value of Options exercised during fiscal year 2013, 2012 and 2011 was $1.2 million, $8.0 million and $7.5 million, respectively. As of August 31, 2013, there were no unrecognized compensation costs related to non-vested Options. The total fair value of Options vested during fiscal years 2013, 2012 and 2011 was $0.1 million, $1.3 million and $7.5 million, respectively.

The following table summarizes Options activity from September 1, 2012 through August 31, 2013:

	Shares Available for Grant	Options Outstanding	Aggregate Intrinsic Value (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Balance at September 1, 2012	4,883,919	8,677,941	$4,719	$25.88	2.90
Shares authorized	9,500,000				
Options canceled	520,731	(520,731)		$25.95	
Options expired	—	—		—	
Restricted stock awards granted(1)	(2,893,577)	—			
Options exercised	—	(300,083)		$14.30	
Balance at August 31, 2013	12,011,073	7,857,127	$1,927	$26.31	1.95
Exercisable at August 31, 2013		7,853,961	$1,915	$26.32	1.95

(1) Represents the maximum number of shares that can be issued based on the achievement of certain performance criteria.

b. Restricted Stock Awards

Certain key employees have been granted time-based and performance-based restricted stock awards. The time-based restricted awards granted generally vest on a graded vesting schedule over three years. The performance-based restricted awards generally vest on a cliff vesting schedule over three to five years and provide a range of vesting possibilities of up to a maximum of 100% or 150%, depending on the specified performance condition and the level of achievement obtained. During the fiscal year ended August 31, 2013, the Company awarded approximately 2.0 million time-based restricted stock units and 1.7 million performance-based restricted stock units.

The stock-based compensation expense for these restricted stock awards (including restricted stock and restricted stock units) is measured at fair value on the date of grant based on the number of shares expected to vest and the quoted market price of the Company's common stock. For restricted stock awards with performance conditions, stock-based compensation expense is originally based on the number of shares that would vest if the Company achieved 100% of the performance goal, which was the probable outcome at the grant date. Throughout the requisite service period, management monitors the probability of achievement of the performance condition. If it becomes probable, based on the Company's performance, that more or less than the current estimate of the awarded shares will vest, an adjustment to stock-based compensation expense will be recognized as a change in accounting estimate.

At August 31, 2013, there was $55.7 million of total unrecognized stock-based compensation expense related to restricted stock awards granted under the 2002 Plan and 2011 Plan. This expense is expected to be recognized over a weighted-average period of 1.5 years.

The following table summarizes restricted stock activity from August 31, 2012 through August 31, 2013:

	Shares	Weighted - Average Grant-Date Fair Value
Non-vested balance at August 31, 2012	12,945,864	$16.33
Changes during the period		
Shares granted(1)	3,686,694	$17.67
Shares vested	(4,504,249)	$15.16
Shares forfeited	(793,117)	$17.36
Non-vested balance at August 31, 2013	11,335,192	$17.15

(1) For those shares granted that are based on the achievement of certain performance criteria, represents the maximum number of shares that can vest.

c. *Employee Stock Purchase Plan*

Employees are eligible to participate in the ESPP after 90 days of employment with the Company. The ESPP permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation, as defined in the ESPP, at a price equal to 85% of the fair value of the common stock at the beginning or end of the offering period, whichever is lower. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code. There were 902,691, 754,598 and 824,913 shares purchased under the ESPP during fiscal years 2013, 2012 and 2011, respectively. At August 31, 2013, a total of 8,273,921 shares had been issued under the ESPP.

The fair value of shares issued under the ESPP was estimated on the commencement date of each offering period using the Black-Scholes option pricing model. The following weighted-average assumptions were used in the model for each respective period:

	Fiscal Year Ended August 31,		
	2013	2012	2011
Expected dividend yield	0.8%	0.7%	0.9%
Risk-free interest rate	0.1%	0.1%	0.2%
Expected volatility	34.7%	48.4%	47.3%
Expected life	0.5 years	0.5 years	0.5 years

d. *Dividends*

The following table sets forth certain information relating to the Company's cash dividends declared to common stockholders of the Company during fiscal years 2013 and 2012:

	Dividend Declaration Date	Dividend per Share	Total of Cash Dividends Declared	Date of Record for Dividend Payment	Dividend Cash Payment Date
		(in thousands, except for per share data)			
Fiscal year 2013:	October 16, 2012	$0.08	$16,962	November 15, 2012	December 3, 2012
	January 23, 2013	$0.08	$16,990	February 15, 2013	March 1, 2013
	April 15, 2013	$0.08	$16,994	May 15, 2013	June 3, 2013
	July 18, 2013	$0.08	$17,005	August 15, 2013	September 3, 2013
Fiscal year 2012:	October 20, 2011	$0.08	$17,379	November 15, 2011	December 1, 2011
	January 25, 2012	$0.08	$17,323	February 16, 2012	March 1, 2012
	April 19, 2012	$0.08	$17,281	May 15, 2012	June 1, 2012
	July 19, 2012	$0.08	$17,230	August 15, 2012	September 4, 2012

11. Concentration of Risk and Segment Data

a. Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company maintains cash and cash equivalents with various domestic and foreign financial institutions. Deposits held with the financial institutions may exceed the amount of insurance provided on such deposits, but may generally be redeemed upon demand. The Company performs periodic evaluations of the relative credit standing of the financial institutions and attempts to limit exposure with any one institution. With respect to trade receivables, the Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for potential credit losses on trade receivables. As the Company is a provider of electronic manufacturing services and solutions and products are built based on customer specifications, it is impracticable to provide revenues from external customers for each product and service.

Sales of the Company's products are concentrated among specific customers. For fiscal year 2013, the Company's five largest customers accounted for approximately 53% of its net revenue and 58 customers accounted for approximately 90% of its net revenue. Sales to the following customers who accounted for 10% or more of the Company's net revenues, expressed as a percentage of consolidated net revenue, and the percentage of accounts receivable for each customer, were as follows:

	Percentage of Net Revenue Fiscal Year Ended August 31,			Percentage of Accounts Receivable August 31,	
	2013	2012	2011	2013	2012
Apple, Inc.	19%	13%	*	20%	17%
BlackBerry Limited(1)	12%	10%	15%	*	*
Cisco Systems, Inc.	*	10%	13%	*	*

* Amount was less than 10% of total

(1) During the fourth quarter of fiscal year 2013, Research in Motion Limited changed its name to BlackBerry Limited. The Company is currently in ongoing discussions with BlackBerry Limited regarding the termination or substantial winding down of the business relationship. No reserve has currently been established regarding the termination or winding down of the customer relationship as a loss is not considered probable. The reduction in business could include restructuring and related expenses, which are still being determined and could have a material adverse effect on results of operations.

Sales to the above customers were reported in the DMS, E&I and HVS operating segments.

The Company procures components from a broad group of suppliers. Almost all of the products manufactured by the Company require one or more components that are available from only a single source.

b. Segment Data

Operating segments are defined as components of an enterprise that engage in business activities from which they may earn revenues and incur expenses; for which separate financial information is available; and whose operating results are regularly reviewed by the chief operating decision maker to assess the performance of the individual segment and make decisions about resources to be allocated to the segment.

The Company derives its revenue from providing comprehensive electronics design, production and product management services. The chief operating decision maker evaluates performance and allocates resources on a segment basis. The Company's operating segments consist of three segments — DMS, E&I and HVS.

The DMS segment is composed of dedicated resources to manage higher complexity global products in regulated and other industries and introduce materials and process technologies including design and aftermarket services to global customers. The E&I and HVS segments offer integrated global manufacturing and supply chain solutions designed to provide cost effective solutions for certain customer groups. The E&I segment is focused on customers primarily in the computing, storage, networking and telecommunication sectors. The HVS segment is focused on the particular needs of the consumer products industry, including mobility, display, set-top boxes and peripheral products such as printers and point of sale terminals.

Net revenue for the operating segments is attributed to the segment in which the service is performed. An operating segment's performance is evaluated based on its pre-tax operating contribution, or segment income. Segment income is defined as net revenue less cost of revenue, segment selling, general and administrative expenses, segment research and development expenses and an allocation of corporate manufacturing expenses and selling, general and administrative expenses, and does not include distressed customer charge, stock-based compensation expense and related charges, amortization of intangibles, restructuring and related charges, impairment of notes receivable and related charges, acquisition costs and purchase accounting adjustments, settlement of receivables and related charges, loss on disposal of subsidiaries, other expense, interest income, interest expense, income tax expense or adjustment for net income attributable to noncontrolling interests. Total segment assets are defined as accounts receivable, inventories, net customer-related machinery and equipment, intangible assets net of accumulated amortization and goodwill. All other non-segment assets are reviewed on a global basis by management. Transactions between operating segments are generally recorded at amounts that approximate arm's length.

The following table sets forth operating segment information (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Net revenue			
DMS	$ 8,182,104	$ 7,476,730	$ 6,018,332
E&I	5,528,406	5,080,417	5,180,011
HVS	4,626,384	4,594,794	5,320,484
	$18,336,894	$17,151,941	$16,518,827

	Fiscal Year Ended August 31,		
	2013	2012	2011
Segment income and reconciliation of income before income tax			
DMS	$ 440,743	$ 455,596	$389,188
E&I	147,001	105,583	199,731
HVS	133,318	175,000	126,275
Total segment income	$ 721,062	$ 736,179	$715,194
Reconciling items:			
Distressed customer charge	—	(16,014)	—
Stock-based compensation expense and related charges	(68,383)	(81,409)	(76,230)
Amortization of intangibles	(16,154)	(16,825)	(22,051)
Restructuring and related charges	(89,453)	—	(628)
Impairment of notes receivable and related charges	(25,597)	—	—
Acquisition costs and purchase accounting adjustments	(10,037)	—	—
Settlement of receivables and related charges	—	—	(13,607)
Loss on disposal of subsidiaries	—	—	(23,944)
Other expense	(6,213)	(8,943)	(2,986)
Interest income	1,901	2,041	3,132
Interest expense	(121,062)	(106,129)	(97,693)
Income before income tax	$ 386,064	$ 508,900	$481,187

	August 31, 2013	August 31, 2012
Total assets		
DMS	$4,131,973	$3,002,982
E&I	1,110,458	1,157,464
HVS	1,031,911	970,819
Other non-allocated assets	2,879,439	2,671,876
	$9,153,781	$7,803,141

The Company operates in 31 countries worldwide. Sales to unaffiliated customers are based on the Company's location that maintains the customer relationship and transacts the external sale. The following tables set forth external net revenue, net of intercompany eliminations, and long-lived asset information where individual countries represent a material portion of the total (in thousands):

	Fiscal Year Ended August 31, 2013	2012	2011
External net revenue:			
Mexico	$ 4,105,274	$ 3,658,873	$ 3,876,239
Singapore	3,297,523	2,030,492	938,381
China	3,273,599	3,425,641	3,343,669
U.S.	2,571,969	2,466,079	2,314,098
Hungary	1,315,548	1,430,180	1,794,869
Malaysia	1,243,808	1,148,899	1,167,594
Brazil	547,690	661,676	710,863
Other	1,981,483	2,330,101	2,373,114
	$18,336,894	$17,151,941	$16,518,827

	August 31, 2013	August 31, 2012
Long-lived assets:		
China	$1,108,471	$ 718,970
U.S.	1,084,450	339,409
Mexico	216,248	191,388
Taiwan	122,904	110,610
Singapore	101,946	121,291
Malaysia	91,591	132,027
Hungary	78,092	78,841
Poland	78,045	83,978
Other	254,286	216,712
	$3,136,033	$1,993,226

Total foreign source net revenue was approximately $15.8 billion, $14.7 billion and $14.2 billion for fiscal years 2013, 2012 and 2011, respectively. Total long-lived assets related to the Company's foreign operations were approximately $2.1 billion and $1.7 billion for fiscal years 2013 and 2012, respectively.

12. Derivative Financial Instruments and Hedging Activities

The Company is directly and indirectly affected by changes in certain market conditions. These changes in market conditions may adversely impact the Company's financial performance and are referred to as market risks. The Company, where deemed appropriate, uses derivatives as risk management tools to mitigate the potential impact of certain market risks. The primary market risks managed by the Company through the use of derivative instruments are foreign currency fluctuation risk and interest rate risk.

All derivative instruments are recorded gross on the Consolidated Balance Sheets at their respective fair values. The accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in current earnings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is initially reported as a component of accumulated other comprehensive income ("AOCI"), net of tax, and is subsequently reclassified into the line item within the Consolidated Statements of Operations in which the hedged items are recorded in the same period in which the hedged item affects earnings. The ineffective portion of the gain or loss is recognized immediately in current earnings. For derivative instruments that are not designated as hedging instruments, gains and losses from changes in fair values are recognized in earnings.

For derivatives accounted for as hedging instruments, the Company formally designates and documents, at inception, the financial instruments as a hedge of a specific underlying exposure, the risk management objective and the strategy for undertaking the hedge transaction. In addition, the Company formally performs an assessment, both at inception and at least quarterly thereafter, to determine whether the financial instruments used in hedging transactions are effective at offsetting changes in the cash flows on the related underlying exposures.

a. Foreign Currency Risk Management

Forward contracts are put in place to manage the foreign currency risk associated with anticipated foreign currency denominated revenues and expenses. A hedging relationship existed with an aggregate notional amount outstanding of $591.7 million and $199.7 million at August 31, 2013 and 2012, respectively. The related forward foreign exchange contracts have been designated as hedging instruments and are accounted for as cash flow hedges. The forward foreign exchange contract transactions will effectively lock in the value of anticipated foreign currency denominated revenues and expenses against foreign currency fluctuations. The anticipated foreign currency denominated revenues and expenses being hedged are expected to occur between September 1, 2013 and September 30, 2014.

In addition to derivatives that are designated and qualify for hedge accounting, the Company also enters into forward contracts to economically hedge transactional exposure associated with commitments arising from trade accounts receivable, trade accounts payable, fixed purchase obligations and intercompany transactions denominated in a currency other than the functional currency of the respective operating entity. The aggregate notional amount of these outstanding contracts at August 31, 2013 and 2012 was $1.3 billion and $837.3 million, respectively.

The following table presents the Company's assets and liabilities related to forward foreign exchange contracts measured at fair value on a recurring basis as of August 31, 2013, aggregated by the level in the fair-value hierarchy in which those measurements are classified (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Forward foreign exchange contracts	$—	$11,504	$—	$11,504
Liabilities:				
Forward foreign exchange contracts	—	(9,509)	—	(9,509)
Total	$—	$ 1,995	$—	$ 1,995

The Company's forward foreign exchange contracts are measured on a recurring basis at fair value, based on foreign currency spot rates and forward rates quoted by banks or foreign currency dealers.

The following tables present the fair value of the Company's derivative instruments located on the Consolidated Balance Sheets utilized for foreign currency risk management purposes at August 31, 2013 and 2012 (in thousands):

Fair Values of Derivative Instruments At August 31, 2013

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Forward foreign exchange contracts	Prepaid expenses and other current assets	$4,357	Other accrued expense	$4,550
Derivatives not designated as hedging instruments:				
Forward foreign exchange contracts	Prepaid expenses and other current assets	$7,147	Other accrued expense	$4,959

Fair Values of Derivative Instruments At August 31, 2012

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Forward foreign exchange contracts	Prepaid expenses and other current assets	$1,335	Other accrued expense	$1,190
Derivatives not designated as hedging instruments:				
Forward foreign exchange contracts	Prepaid expenses and other current assets	$4,445	Other accrued expense	$2,976

The following tables present the impact that changes in fair value of derivatives utilized for foreign currency risk management purposes and designated as hedging instruments had on AOCI and earnings during fiscal years 2013 and 2012 (in thousands):

Derivatives in Cash Flow Hedging Relationship for the Fiscal Year Ended August 31, 2013	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Forward foreign exchange contracts	$(2,392)	Revenue	$(1,919)	Revenue	$ 225
Forward foreign exchange contracts	$ 2,721	Cost of revenue	$ 3,717	Cost of revenue	$8,996
Forward foreign exchange contracts	$ (511)	Selling, general and administrative	$ (133)	Selling, general and administrative	$ 263

Derivatives in Cash Flow Hedging Relationship for the Fiscal Year Ended August 31, 2012	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Forward foreign exchange contracts	$ 2,858	Revenue	$ 2,642	Revenue	$ —
Forward foreign exchange contracts	$ 1,644	Cost of revenue	$ 2,717	Cost of revenue	$(1,345)
Forward foreign exchange contracts	$(1,864)	Selling, general and administrative	$(2,790)	Selling, general and administrative	$ 194

As of August 31, 2013, the Company estimates that it will reclassify into earnings during the next 12 months existing losses related to foreign currency risk management hedging arrangements of approximately $1.1 million from the amounts recorded in AOCI as the hedged item affects earnings.

The following tables present the impact that changes in fair value of derivatives utilized for foreign currency risk management purposes and not designated as hedging instruments had on earnings during fiscal years 2013 and 2012 (in thousands):

Derivatives not designated as hedging instruments	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative for the Fiscal Year ended August 31, 2013
Forward foreign exchange contracts	Cost of revenue	$(4,620)

Derivatives not designated as hedging instruments	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative for the Fiscal Year ended August 31, 2012
Forward foreign exchange contracts	Cost of revenue	$5,912

b. *Interest Rate Risk Management*

The Company periodically enters into interest rate swaps to manage interest rate risk associated with the Company's borrowings.

Fair Value Hedges

During the second quarter of fiscal year 2011, the Company entered into a series of interest rate swaps with an aggregate notional amount of $200.0 million designated as fair value hedges of a portion of the Company's 7.750% Senior Notes. Under these interest rate swaps, the Company received fixed rate interest payments and paid interest at a variable rate based on LIBOR plus a spread. The effect of these swaps was to convert fixed rate interest expense on a portion of the 7.750% Senior Notes to floating rate interest expense. Gains and losses related to changes in the fair value of the interest rate swaps were recorded to interest expense and offset changes in the fair value of the hedged portion of the underlying 7.750% Senior Notes.

During the fourth quarter of fiscal year 2011, the Company terminated the interest rate swaps entered into in connection with the 7.750% Senior Notes with a fair value of $12.2 million, including accrued interest of $0.6 million at August 31, 2011. The portion of the fair value that is not accrued interest is recorded as a hedge accounting adjustment to the carrying amount of the 7.750% Senior Notes and is being amortized as a reduction to interest expense over the remaining term of the 7.750% Senior Notes. The Company recorded $2.4 million in amortization as a reduction to interest expense for the fiscal year ended August 31, 2013. At August 31, 2013, the unamortized hedge accounting adjustment recorded is $6.8 million in the Consolidated Balance Sheets.

Cash Flow Hedges

During the fourth quarter of fiscal year 2007, the Company entered into forward interest rate swap transactions to hedge the fixed interest rate payments for an anticipated debt issuance, which was the issuance of the 8.250% Senior Notes. The swaps were accounted for as a cash flow hedge and had a notional amount of $400.0 million. Concurrently with the pricing of the 8.250% Senior Notes, the Company settled the swaps by its payment of $43.1 million. The ineffective portion of the swaps was immediately recorded to interest expense within the Consolidated Statements of Operations. The effective portion of the swaps is recorded on the Company's Consolidated Balance Sheets as a component of AOCI and is being amortized to interest expense within the Company's Consolidated Statements of Operations over the life of the 8.250% Senior Notes, which is through March 15, 2018.

The following tables present the impact that changes in the fair value of the derivative utilized for interest rate risk management and designated as a hedging instrument had on AOCI and earnings during fiscal years 2013 and 2012 (in thousands):

Derivatives in Cash Flow Hedging Relationship for the Fiscal Year Ended August 31, 2013	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Interest rate swap ...	$—	Interest expense	$(3,950)	Interest expense	$—

Derivatives in Cash Flow Hedging Relationship for the Fiscal Year Ended August 31, 2012	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Interest rate swap ...	$—	Interest expense	$(3,950)	Interest expense	$—

As of August 31, 2013, the Company estimates that it will reclassify into earnings during the next 12 months existing losses related to interest rate risk management hedging arrangements of approximately $4.0 million from the amounts recorded in AOCI as the hedged item affects earnings.

The changes related to cash flow hedges (both forward foreign exchange contracts and interest rate swaps) included in AOCI net of tax are as follows (in thousands):

Accumulated comprehensive loss August 31, 2011	$(11,172)
Changes in fair value of derivative instruments	2,637
Reclassification of net losses realized and included in net income related to derivative instruments	1,382
Accumulated comprehensive loss, August 31, 2012	$ (7,153)
Changes in fair value of derivative instruments	(182)
Reclassification of net losses realized and included in net income related to derivative instruments	2,285
Accumulated comprehensive loss, August 31, 2013	$ (5,050)

13. Restructuring and Related Charges

In conjunction with the restructuring plan that was approved by the Company's Board of Directors in fiscal year 2013 (the "2013 Restructuring Plan"), the Company charged $89.5 million of restructuring and related charges to the Consolidated Statement of Operations during the fiscal year ended August 31, 2013. The 2013 Restructuring Plan is intended to better align the Company's manufacturing capacity in certain geographies and to reduce the Company's worldwide workforce in order to reduce operating expenses. These restructuring activities are intended to address current market conditions and customer requirements. The restructuring and related charges for the fiscal year ended August 31, 2013 include $80.4 million related to employee severance and benefit costs, $8.3 million related to asset write off costs, $0.5 million related to lease costs and $0.3 million of other related costs.

These restructuring and related charges associated with the 2013 Restructuring Plan incurred during the fiscal year ended August 31, 2013 of $89.5 million are primarily cash costs totaling $81.2 million, of which $22.7 million was paid in fiscal year 2013. The cash costs consist of employee severance and benefit costs of $80.4 million, lease costs of $0.5 million and other related costs of $0.3 million. Non-cash costs of $8.3 million primarily represent asset write off costs related to the Company's restructuring activities.

The Company currently expects to recognize approximately $188.0 million in pre-tax restructuring and other related costs over the course of the Company's fiscal years 2013, 2014 and 2015 under the 2013 Restructuring Plan. A majority of the total restructuring costs are expected to be related to employee severance and benefit arrangements. The charges related to the 2013 Restructuring Plan, excluding asset write off costs, are currently expected to result in cash expenditures in a range of $140.0 million to $160.0 million that will be payable over the course of the Company's fiscal years 2013, 2014 and 2015. The exact amount and timing of these charges and cash outflows, as well as the estimated cost ranges by category type, have not been finalized. Much of the 2013 Restructuring Plan as discussed reflects the Company's intention only and restructuring decisions, and the timing of such decisions, at certain plants are still subject to the finalization of timetables for the transition of functions and consultation with the Company's employees and their representatives.

The table below sets forth the significant components and activity in the 2013 Restructuring Plan during the fiscal year ended August 31, 2013 (in thousands):

2013 Restructuring Plan — Fiscal Year Ended August 31, 2013

	Liability Balance at September 1, 2012	Restructuring Related Charges	Asset Write off Charge and Other Non-Cash Activity	Cash Payments	Liability Balance at August 31, 2013
Employee severance and benefit costs	$—	$80,331	$ (525)	$(22,183)	$57,623
Lease costs	—	506	—	(255)	251
Asset write off costs	—	8,341	(8,341)	—	—
Other related costs	—	275	—	(239)	36
Total	$—	$89,453	$(8,866)	$(22,677)	$57,910

The table below sets forth the significant components and activity in the 2013 Restructuring Plan by reportable segment during the fiscal year ended August 31, 2013 (in thousands):

2013 Restructuring Plan — Fiscal Year Ended August 31, 2013

	Liability Balance at September 1, 2012	Restructuring Related Charges	Asset Write off Charge and Other Non-Cash Activity	Cash Payments	Liability Balance at August 31, 2013
DMS	$—	$21,502	$(2,665)	$ (6,548)	$12,289
E&I	—	54,255	(5,982)	$ (7,670)	40,603
HVS	—	10,647	(219)	(5,443)	4,985
Other	—	3,049	—	(3,016)	33
Total	$—	$89,453	$(8,866)	$(22,677)	$57,910

14. Impairment of Notes Receivable and Related Charges

During the fiscal year ended August 31, 2013, the Company recorded a loss of approximately $25.6 million related to a notes receivable and related charges. Such a charge was recorded following the determination that it was probable that the Company would be unable to collect the amounts due from a former customer.

15. Loss on Disposal of Subsidiaries

During the fourth quarter of fiscal year 2010, the Company sold F-I Holding Company, which directly or indirectly wholly owns Competence France Holdings SAS, a French entity which wholly owns Competence France SAS, and Competence EMEA S.r.l., an Italian entity which wholly owns Competence Italia S.r.l. (Competence France Holdings SAS, Competence France SAS, Competence EMEA S.r.l. and Competence Italia S.r.l. are collectively referred to as the "Competence Sites" herein), to an unrelated third party. Divested operations, inclusive of four sites and approximately 1,500 employees, had net revenues and an operating loss of $298.6 million and $39.6 million, respectively, from the beginning of the 2010 fiscal year through the date of disposition.

In connection with this transaction, the Company provided an aggregate $25.0 million working capital loan to the disposed operations and agreed to provide for the aggregate potential reimbursement of up to $10.0 million in restructuring costs dependent upon the occurrence of certain future events. The working capital loan bore interest on a quarterly basis at LIBOR plus 500 basis points and was repayable over approximately 44 months dependent upon the achievement of certain specified quarterly financial results of the disposed operations, which if not met, would result in the forgiveness of all or a portion of the loan. Accordingly, dependent on the occurrence of such future events, the Company could have incurred up to an additional $28.5 million of charges. As a result of this sale, the Company recorded a loss on disposition of $8.9 million during the fourth quarter of fiscal year 2010, which included transaction-related costs of $1.7 million and a charge of $6.5 million in order to record the working capital loan at its respective fair value at August 31, 2010 based upon a discounted cash flow analysis (Level 3). These costs were recorded to loss on disposal of subsidiaries within the Consolidated Statements of Operations during the fourth quarter of fiscal year 2010, which is a component of operating income.

During the second quarter of fiscal year 2011, the Company recorded an additional loss on disposal of subsidiaries of $18.5 million within the Consolidated Statement of Operations to fully write off the remaining balance of the working capital loan as it was deemed no longer collectible by the Company. In addition, the Company recorded a charge of $5.4 million to loss on disposal of subsidiaries within the Consolidated Statement of Operations during the second quarter of fiscal year 2011, as it was determined that a purchase price related receivable that was due from the third party purchaser was no longer collectible. Refer to Note 16 – "Business Acquisitions" for further discussion on the subsequent acquisition of the French and Italian operations.

16. Business Acquisitions

On July 1, 2013, the Company completed its acquisition of Nypro by acquiring 100% of the issued and outstanding common shares of Nypro for net aggregate consideration of $679.5 million, which was funded from available cash. Nypro is a provider of manufactured precision plastic products for customers in the healthcare, packaging and consumer electronics industries. Nypro has advanced capabilities in product design, tooling, injection molding, surface decoration and complete product manufacturing.

The acquisition of Nypro has been accounted for as a business combination using the acquisition method of accounting. The following table (in thousands) summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price is considered preliminary pending final valuation by the Company for property, plant and equipment, intangible assets, noncontrolling interests and tax adjustments.

Cash	$ 77,384
Other current assets	343,446
Property, plant and equipment	282,599
Intangible assets	196,800
Goodwill	335,871
Other assets	28,304
Current liabilities	(322,397)
Long-term deferred tax liability	(153,030)
Other liabilities	(72,906)
Noncontrolling interests	(36,548)
Net assets acquired	$ 679,523

The excess of the purchase price over the fair value of the acquired assets and assumed liabilities of $335.9 million was recorded to goodwill and was assigned fully to the DMS reportable segment. The goodwill is not expected to be deductible for tax purposes.

The $196.8 million of acquired intangible assets include $72.5 million assigned to customer relationships with an assigned useful life of up to 14 years, $52.7 million assigned to intellectual property with an assigned useful life of up to nine years and $71.6 million assigned to an indefinite-lived trade name.

During the fiscal year ended August 31, 2013, the Company expensed transaction costs of $13.5 million related to the Nypro acquisition within the Consolidated Statement of Operations.

The results for the fiscal year ended August 31, 2013 included results from Nypro between July 1, 2013 and August 31, 2013. During this period, Nypro contributed $183.2 million in revenue and $(8.8) million of net income to the Company's Consolidated Statements of Operations. The following unaudited pro forma financial information for the fiscal years ended August 31, 2013 and 2012 represent the combined results of the Company's operations as if the Nypro acquisition had occurred on September 1, 2011 (in thousands, except earnings per share).

	Pro forma Fiscal Year Ended August 31,	
	2013	2012
Net revenue	$19,238,000	$18,275,067
Net income	$ 290,838	$ 473,791
Earnings per share, basic	$ 1.43	$ 2.30
Earnings per share, diluted	$ 1.40	$ 2.24

Pro forma earnings for the fiscal years ended August 31, 2013 and 2012 were adjusted by $(75.2) million and $89.3 million, respectively, for recurring changes in amortization, interest expense and income taxes related to the acquisition and certain non-recurring acquisition costs and income taxes associated with a repatriation of foreign earnings to the U.S. The pro forma earnings do not include any adjustments for cost savings and other synergy benefits.

On December 1, 2011, the Company completed its acquisition of Telmar by acquiring 100% of the issued and outstanding common shares of Telmar for approximately $128.9 million in cash. Telmar is a global provider of services and solutions for network service providers and enterprise and original equipment manufacturers. The acquisition of Telmar is expected to enhance the Company's position in the telecommunications manufacturing and reverse logistics sector.

The acquisition of Telmar has been accounted for as a business combination using the acquisition method of accounting. Pro forma information has not been provided as the acquisition of Telmar is not deemed to be significant. Assets acquired of $184.2 million, including $60.9 million in goodwill and $49.9 million in finite-lived intangible assets, and liabilities assumed of $55.3 million were recorded at their estimated fair values as of the acquisition date.

The excess of the purchase price over the fair value of the acquired assets and assumed liabilities of $60.9 million was recorded to goodwill and was assigned fully to the DMS reportable segment.

During the second quarter of fiscal year 2011, the Company completed its acquisition of F-I Holding Company, which directly or indirectly wholly owns the Competence Sites. The Competence Sites were former operations of the Company and were previously disposed of during the fourth quarter of fiscal year 2010. Refer to Note 15 - "Loss on Disposal of Subsidiaries" for further discussion of the previous disposition. In order to reestablish viable operations, including the preservation of the Company's relationship with certain global customers that the Company continued to serve outside of its former French and Italian operations and jobs of former employees, the Company acquired the entities owning the Competence Sites following multiple breaches by the third party purchaser. The acquisition added approximately 1,500 employees to the Company.

In exchange for cash of approximately $0.5 million and certain mutual conditional releases, the Company acquired a 100% equity interest in the Competence Sites. Simultaneously, with this transaction, the Company recorded a settlement of pre-existing receivables and other relationships with a fair value of $22.3 million that were outstanding at the time of acquisition.

During the second quarter of fiscal year 2011, immediately prior to the acquisition of the Competence Sites, the Company recognized a charge of $12.7 million in order to record $35.0 million in receivables and other relationships with the Competence Sites at their respective fair values. This charge is included in settlement of receivables and related charges within the Consolidated Statement of Operations for fiscal year 2011. The fair values of these receivables and other obligations were determined based on the probability evaluation of multiple scenarios under which the Competence Sites could settle these liabilities.

The acquisition of the Competence entities has been accounted for as a business combination using the acquisition method. Assets acquired of $131.4 million and liabilities assumed of $108.6 million were recorded at their estimated fair values as of the acquisition date. The $7.1 million excess of purchase price over the tangible assets and assumed liabilities, based on the exchange rate on the date of acquisition, was recorded as goodwill within the E&I reportable segment.

17. New Accounting Guidance

a. Recently Adopted Accounting Guidance

In the second quarter of fiscal year 2011, the Financial Accounting Standards Board ("FASB") issued new accounting guidance which requires an entity to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period. This accounting guidance became effective for the Company for business combinations that occurred beginning in fiscal year 2013. The adoption of this guidance did not have a significant impact on the Company's Consolidated Financial Statements.

During the fourth quarter of fiscal year 2011, the FASB issued new accounting guidance which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. This accounting guidance became effective for the Company beginning in the first quarter of fiscal year 2013. The adoption of this guidance did not have a significant impact on the Company's Consolidated Financial Statements.

During the fourth quarter of fiscal year 2011, the FASB issued new accounting guidance intended to simplify how an entity tests goodwill for impairment. The guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting guidance became effective for the Company for the annual and interim goodwill impairment tests performed for fiscal year 2013. The adoption of this guidance did not have a significant impact on the Company's Consolidated Financial Statements.

b. Recently Issued Accounting Guidance

During the second quarter of fiscal year 2012, the FASB issued new accounting guidance requiring an entity to enhance disclosures about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement. During the second quarter of fiscal year 2013, the FASB issued new guidance clarifying the scope to include bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions. The enhanced disclosures required by this guidance are intended to enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position including the effect or potential effect of rights of setoff for certain financial instruments and derivative instruments. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2014 with disclosures to be provided retrospectively for all comparative periods presented. The Company does not expect the adoption of this guidance to have a significant impact on its Consolidated Financial Statements.

During the fourth quarter of fiscal year 2012, the FASB issued new accounting guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The guidance will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative indefinite-lived intangible asset impairment test. An entity no longer will be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting guidance is effective for the Company for the annual and interim indefinite-lived intangible asset impairment tests performed for fiscal year 2014. The Company does not expect the adoption of this guidance to have a significant impact on its Consolidated Financial Statements.

During the second quarter of fiscal year 2013, the FASB issued new accounting guidance requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional information about those amounts. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2014. The Company does not expect the adoption of this guidance to have a significant impact on its Consolidated Financial Statements.

During the third quarter of fiscal year 2013, the FASB issued new accounting guidance intended to clarify the applicable guidance for the release of the cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity that is a business and when there is a loss of a controlling financial interest in a foreign entity or a step acquisition involving an equity method investment that is a foreign entity. Additionally, the new guidance emphasizes that the release of the cumulative translation adjustment into net income for sales or transfers of a controlling financial interest within a foreign entity is the same irrespective of whether the sale or transfer is of a subsidiary or a group of assets that is a business. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2015. The Company does not expect the adoption of this guidance to have a significant impact on its Consolidated Financial Statements.

18. Subsequent Events

The Company has evaluated subsequent events that occurred through the date of the filing of the Company's fiscal year 2013 Form 10-K. No significant events occurred subsequent to the balance sheet date and prior to the filing date of this report that would have a material impact on the Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JABIL CIRCUIT, INC.
Registrant

By: /S/ MARK T. MONDELLO

Mark T. Mondello
Chief Executive Officer

Date: October 28, 2013

POWER OF ATTORNEY

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark T. Mondello and Forbes I.J. Alexander and each of them, jointly and severally, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
By: /s/ TIMOTHY L. MAIN **Timothy L. Main**	Chairman of the Board of Directors	October 17, 2013
By: /s/ THOMAS A. SANSONE **Thomas A. Sansone**	Vice Chairman of the Board of Directors	October 17, 2013
By: /s/ MARK T. MONDELLO **Mark T. Mondello**	Chief Executive Officer and Director (Principal Executive Officer)	October 28, 2013
By: /s/ FORBES I.J. ALEXANDER **Forbes I.J. Alexander**	Chief Financial Officer (Principal Financial and Accounting Officer)	October 28, 2013
By: /s/ MEL S. LAVITT **Mel S. Lavitt**	Director	October 17, 2013
By: /s/ LAWRENCE J. MURPHY **Lawrence J. Murphy**	Director	October 17, 2013
By: /s/ FRANK A. NEWMAN **Frank A. Newman**	Director	October 17, 2013
By: /s/ STEVEN A. RAYMUND **Steven A. Raymund**	Director	October 17, 2013
By: /s/ DAVID M. STOUT **David M. Stout**	Director	October 17, 2013
By: /s/ MARTHA F. BROOKS **Martha F. Brooks**	Director	October 17, 2013

SCHEDULE II

JABIL CIRCUIT, INC. AND SUBSIDIARIES

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at beginning of period	Additions and adjustments charged to costs and expenses	Additions/ (Reductions) charged to other accounts	Write-offs	Balance at end of period
Allowance for uncollectible accounts receivable:					
Fiscal year ended August 31, 2013	$ 3,237	$1,770	$ —	$(2,290)	$2,717
Fiscal year ended August 31, 2012	$ 4,788	$ 564	$ —	$(2,115)	$3,237
Fiscal year ended August 31, 2011	$13,939	$5,179	$(6,428)	$(7,902)	$4,788

	Balance at beginning of period	Additions charged to costs and expenses	Additions/ (Reductions) charged to other accounts	Reductions charged to costs and expenses	Balance at end of period
Valuation allowance for deferred taxes:					
Fiscal year ended August 31, 2013	$487,745	$30,957	$(121,840)	$(78,251)	$318,611
Fiscal year ended August 31, 2012	$469,067	$69,685	$ (39,065)	$(11,942)	$487,745
Fiscal year ended August 31, 2011	$375,301	$46,825	$ 76,489	$(29,548)	$469,067

The increases charged to costs and expenses primarily related to losses in sites with existing valuation allowances. The reductions charged to other accounts primarily related to expired and Internal Revenue Code Section 382 limited federal net operating loss carry forwards of $70.3 million, expired foreign net operating loss carry forwards, and an increase in non-U.S. unrecognized tax benefits of $50.0 million, which were partially offset by additions from the Nypro acquisition. The reductions charged to costs and expenses primarily related to a $104.0 million partial release of the U.S. valuation allowance due to the U.S. deferred tax liabilities from the Nypro acquisition, which represent future sources of taxable income to support the realization of the deferred tax assets and the release of a non-U.S. valuation allowance.

See accompanying report of independent registered certified public accounting firm.

EXHIBIT INDEX

Exhibit No.		Description
3.1(21)	—	Registrant's Certificate of Incorporation, as amended.
3.2(10)	—	Registrant's Bylaws, as amended.
4.1(2)	—	Form of Certificate for Shares of the Registrant's Common Stock.
4.2(11)	—	Indenture, dated January 16, 2008, with respect to Senior Debt Securities of the Registrant, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee.
4.3(12)	—	Form of 8.250% Registered Senior Notes issued on July 18, 2008.
4.4(13)	—	Form of 7.750% Registered Senior Notes issued on August 11, 2009.
4.5(16)	—	Form of 5.625% Registered Senior Notes issued on November 2, 2010.
4.6(22)	—	Form of 4.700% Registered Senior Notes issued on August 3, 2012.
4.7(13)	—	Officers' Certificate of the Registrant pursuant to the Indenture, dated August 11, 2009.
4.8(16)	—	Officers' Certificate of the Registrant pursuant to the Indenture, dated November 2, 2010.
4.9(22)	—	Officers' Certificate of the Registrant pursuant to the Indenture, dated August 3, 2012.
10.1(3)(4)	—	1992 Stock Option Plan and forms of agreement used thereunder, as amended.
10.2(1)(3)	—	Restated cash or deferred profit sharing plan under section 401(k).
10.3(1)(3)	—	Form of Indemnification Agreement between the Registrant and its Officers and Directors.
10.4(3)(5)	—	Jabil 2002 Employment Stock Purchase Plan.
10.5(3)(15)	—	Jabil 2002 Stock Incentive Plan.
10.5a(8)	—	Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan Stock Option Agreement (prior form).
10.5b(8)	—	Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan-French Subplan Stock Option Agreement (prior form).
10.5c(8)	—	Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan-UK Subplan CSOP Option Certificate (prior form).
10.5d(8)	—	Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan-UK Subplan Stock Option Agreement (prior form).
10.5e(14)	—	Form of Jabil Circuit, Inc. Restricted Stock Award Agreement (prior form).
10.5f(15)	—	Form of Jabil Circuit, Inc. Time-Based Restricted Stock Award Agreement (prior form).
10.5g(15)	—	Form of Jabil Circuit, Inc. Performance-Based Restricted Stock Award Agreement (prior form).
10.5h(9)	—	Form of Stock Appreciation Right Agreement (prior form).
10.5i(3)(8)	—	Addendum to the Terms and Conditions of the Jabil Circuit, Inc. 2002 Stock Incentive Plan for Grantees Resident in France.
10.5j(3)(6)	—	Schedule to the Jabil Circuit, Inc. 2002 Stock Incentive Plan for Grantees Resident in the United Kingdom.
10.6(3)(19)	—	Jabil 2011 Employee Stock Purchase Plan.
10.7(3)	—	Jabil 2011 Stock Award and Incentive Plan, as amended.
10.7a(20)	—	Form of Performance-Based Restricted Stock Unit Award Agreement (PBRSU EPS NON).
10.7b(20)	—	Form of Performance-Based Restricted Stock Unit Award Agreement (PBRSU EPS OEU).
10.7c(20)	—	Form of Performance-Based Restricted Stock Unit Award Agreement (PBRSU EPS ONEU).
10.7d(20)	—	Form of Time-Based Restricted Stock Unit Award Agreement (TBRSU DIR).
10.7e(20)	—	Form of Time-Based Restricted Stock Unit Award Agreement (TBRSU NON).
10.7f(20)	—	Form of Time-Based Restricted Stock Unit Award Agreement (TBRSU OEU).
10.7g(20)	—	Form of Time-Based Restricted Stock Unit Award Agreement (TBRSU ONEU).
10.7h(24)	—	Form of Cash Bonus Award Agreement.
10.7i(25)	—	Form of Cash Bonus Award Agreement (Officer — EU).
10.7j(25)	—	Form of Cash Bonus Award Agreement (Officer — Non EU).
10.8(3)(18)	—	Executive Deferred Compensation Plan.

Exhibit No.		Description
10.9(17)	—	Amended and Restated Senior Five Year Credit Agreement, dated as of March 19, 2012, among the Registrant; the initial lenders named therein; Citibank, N.A., as administrative agent; JPMorgan Chase Bank, N.A., as syndication agent; The Royal Bank of Scotland PLC and Bank of America, N.A., as documentation agents; and Citigroup Global Markets Inc., J.P. Morgan Securities LLC and RBS Securities Inc., as joint lead arrangers and joint bookrunners.
10.10(23)	—	Underwriting Agreement, dated July 31, 2012, between Jabil Circuit, Inc., RBS Securities Inc. and the several underwriters listed therein.
21.1	—	List of Subsidiaries.
23.1	—	Consent of Independent Registered Certified Public Accounting Firm.
24.1	—	Power of Attorney (See Signature page).
31.1	—	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer of the Registrant.
31.2	—	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer of the Registrant.
32.1	—	Section 1350 Certification by the Chief Executive Officer of the Registrant.
32.2	—	Section 1350 Certification by the Chief Financial Officer of the Registrant.
101.INS	—	XBRL Instance Document.
101.SCH	—	XBRL Taxonomy Extension Schema Document.
101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	—	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	—	XBRL Taxonomy Extension Definitions Linkbase Document.

(1) Incorporated by reference to the Registrant's Form S-1 (File No. 33-58974) filed by the Registrant on March 3, 1993.

(2) Incorporated by reference to exhibit Amendment No. 1 to the Registration Statement on Form S-1 (File No. 33-58974) filed by the Registrant on March 17, 1993.

(3) Indicates management compensatory plan, contract or arrangement.

(4) Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-37701) filed by the Registrant on October 10, 1997.

(5) Incorporated by reference to the Registrant's Form S-8 (File No. 333-98291) filed by the Registrant on August 16, 2002.

(6) Incorporated by reference to the Registrant's Form S-8 (File No. 333-98299) filed by the Registrant on August 16, 2002.

(7) Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-106123) filed by the Registrant on June 13, 2003.

(8) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 001-14063) for the fiscal year ended August 31, 2004.

(9) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 001-14063) for the fiscal year ended August 31, 2005.

(10) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 001-14063) filed by the Registrant on October 29, 2008.

(11) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 001-14063) filed by the Registrant on January 17, 2008.

(12) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 001-14063) for the fiscal year ended August 31, 2008.

(13) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 001-14063) filed by the Registrant on August 12, 2009.

(14) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 001-14063) for the fiscal year ended August 31, 2009.

(15) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 001-14063) for the fiscal year ended August 31, 2010.

(16) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 001-14063) filed by the Registrant on November 2, 2010.

(17) Incorporated by reference to the Registrant's Current Report on Form 10-Q (File No. 001-14063) filed by the Registrant for the fiscal quarter ended February 29, 2012.

(18) Incorporated by reference to the Registrant's Form S-8 (File No. 333-172443) filed by the Registrant on February 25, 2011.

(19) Incorporated by reference to the Registrant's Form S-8 (File No. 333-172458) filed by the Registrant on February 25, 2011.

(20) Incorporated by reference to the Registrant's Current Report on Form 10-Q (File No. 001-14063) filed by the Registrant for the fiscal quarter ended May 31, 2011.

(21) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 001-14063) for the fiscal year ended August 31, 2011.

(22) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 001-14063) filed by the Registrant on August 6, 2012.

(23) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 001-14063) filed by the Registrant on August 1, 2012.

(24) Incorporated by reference to the Registrant's Current Report on Form 10-Q (File No. 001-14063) filed by the Registrant for the fiscal quarter ended November 30, 2012.

(25) Incorporated by reference to the Registrant's Current Report on Form 10-Q (File No. 001-14063) filed by the Registrant for the fiscal quarter ended February 28, 2013.

EXHIBIT 21.1

Jabil Circuit, Inc. Subsidiaries*

Ownership is 100% except where designated

Celebit Technology Private Limited (India)
Celetronix India Private Limited (India)
Celetronix Mauritius Limited (Mauritius)
Celetronix USA, Inc. (USA)
Commnet Supply, LLC (USA)
Crossroads License Holdings Sub A, Inc. (USA)
D-J, Inc. (USA)
Digitek Electronics Ltd. (Hong Kong)
F-I Holding Co. (Cayman)
GET Manufacturing USA, Inc. (USA)
Green Point Industrial Co., Ltd., (British Virgin Islands)
Green Point International Holding (Cayman) Co., Ltd. (Cayman Islands)
Green Point (Tianjin) Electronic Technology Co., Ltd. (China)
Green Point (Wuxi) Electronic Technology Co., Ltd. (China)
Green Point Precision Technology (Nanjing) Co., Ltd. (China)
Green Point Precision Components Co., Ltd. (Taiwan)
Green Point (Tianjin) Precision Electronic Co., Ltd. (China)
Green Point (Yantai) Precision Electronic Co., Ltd. (China)
Green Point Precision [M] Sdn, Bhd. (Malaysia)
Green Point Technology (Shenzhen) Co., Ltd. (China)
Green Point (Suzhou) Technology Co., Ltd. (China)
Green Point Technology (Wuxi) Co., Ltd. (China)
Green Prosperity Co., Ltd. (British Virgin Islands)
Guang Zhou Nypro Molding Plastics Products Co., Ltd. (China)
Jabil (BVI) II Ltd. (British Virgin Islands)
Jabil (Mauritius) Holdings Ltd. (Mauritius)
Jabil Advanced Mechanical Solutions de Mexico, S de RL de C.V. (Mexico) (Jabil indirectly owns 51% of this entity)
Jabil Advanced Mechanical Solutions, Inc. (USA) (Jabil directly owns 51% of this entity)
Jabil AMS, LLC (USA) (Jabil indirectly owns 51% of this entity)
Jabil Assembly Poland sp. z.o.o. (Poland)
Jabil Circuit, LLC (USA)
Jabil Circuit (Beijing) Limited (China)
Jabil Circuit (BVI) Inc. (British Virgin Islands)
Jabil Circuit (Guangzhou) Ltd. (China)
Jabil Circuit (Panyu) Ltd. (China)
Jabil Circuit (Shanghai) Co. Ltd. (China)
Jabil Circuit (Singapore) Pte. Ltd. (Singapore)
Jabil Circuit (Suzhou) Ltd. (China)
Jabil Circuit (Wuxi) Co. Ltd. (China)
Jabil Circuit Austria GmbH (Austria)
Jabil Circuit Belgium N.V. (Belgium)
Jabil Circuit Bermuda Ltd. (Bermuda)
Jabil Circuit Cayman L.P. (Cayman Islands)
Jabil Circuit Chihuahua, LLC (USA)
Jabil Circuit China Limited (Hong Kong)
Jabil Circuit China Manufacturing Ltd. (Guernsey)
Jabil Circuit de Chihuahua, S de RL de C.V. (Mexico)
Jabil Circuit de Mexico, S de RL de C.V. (Mexico)

Jabil Circuit de Reynosa S de RL de C.V. (Mexico)
Jabil Circuit Financial, Inc. (USA)
Jabil Circuit Financial II, Inc. (USA)
Jabil Circuit Guadalajara, LLC (USA)
Jabil Circuit Guangzhou Holding (BVI) Inc. (British Virgin Islands)
Jabil Circuit Holdings Limited (United Kingdom)
Jabil Circuit Hong Kong Limited (Hong Kong)
Jabil Circuit Hungary Contract Manufacturing Services Ltd. (Hungary)
Jabil Circuit India Private Limited (India)
Jabil Circuit Investment (China) Co., Ltd (China)
Jabil Circuit Italia, S.r.l. (Italy)
Jabil Circuit Limited (United Kingdom)
Jabil Circuit Luxembourg II, S.a.r.l. (Luxembourg)
Jabil Circuit Luxembourg, S.a.r.l. (Luxembourg)
Jabil Circuit Netherlands B.V. (Netherlands)
Jabil Circuit of Michigan, Inc. (USA)
Jabil Circuit of Texas, LP (USA)
Jabil Circuit Poland sp z.o.o. (Poland)
Jabil Circuit Reynosa, LLC (USA)
Jabil Circuit Sdn. Bhd. (Malaysia)
Jabil Circuit Services Limited (Hong Kong)
Jabil Circuit Technology, LLC (Cayman Islands)
Jabil Circuit U.K., Limited (United Kingdom)
Jabil Circuit Ukraine Limited (Ukraine)
Jabil Circuit, SAS (France)
Jabil Czech Republic S.R.O (Czech Republic)
Jabil Defense and Aerospace Services LLC (USA)
Jabil do Brasil Industria Eletroeletronica Ltda. (Brazil)
Jabil Global Services Australia Pty Ltd. (Australia)
Jabil Global Services Chile, SPA (Chile)
Jabil Global Services de Mexico, S.A. de C.V. (Mexico)
Jabil Global Services India Private Limited (India)
Jabil Global Services Limited (Ireland)
Jabil Global Services, LLC (USA)
Jabil Global Services Netherlands B.V. (Netherlands)
Jabil Global Services Peru S.r.l. (Peru)
Jabil Global Services Poland sp z.o.o. (Poland)
Jabil Hungary LP Services, LLC (Hungary)
Jabil Industrial do Brasil Ltda (Brazil)
Jabil Investment Pte. Ltd. (Singapore)
Jabil Israel, Ltd. (Israel)
Jabil Japan, Inc. (Japan)
Jabil Korea Limited (Korea)
Jabil Luxembourg Manufacturing S.a.r.l (Luxembourg)
Jabil Mexico Investment, S de R.L. de C.V. (Mexico)
Jabil Mexico, S.A. de C.V. (USA)
Jabil Middle East (FZCO) (United Arab Emirates)
Jabil MPC, LLC (USA)
Jabil Real Estate Ukraine LLC (Ukraine)
Jabil Sdn Bhd Ltd. (Malaysia)
Jabil Technology (Chengdu) Co., Ltd (China)
Jabil Texas Holdings, LLC (USA)
Jabil Turkey Electric Electronic Trade, LLC (Turkey)
Jabil Vietnam Company Limited (Vietnam)
Jabil, LLC (Russian Federation)

JCI Labuan Limited (Malaysia)
JP Danshui Holding (BVI) Inc. (British Virgin Islands)
Maya Telecom Puerto Rico (USA)
Maya Telecom, Inc. (USA)
Mikromashina Inc. (Russian Federation) (Jabil indirectly owns 53% of this entity)
New Ventures Group LLC (USA)
NP Medical Inc. (USA)
NPA de Mexico S de RL de CV (Mexico)
NyproMold Chicago Inc. (USA) (Jabil indirectly owns 50% of this entity)
Nypro Alabama LLC (USA)
Nypro Atlanta Inc. (USA)
Nypro China Holdings Ltd. (Hong Kong)
Nypro de la Frontera, S de RL de CV (Mexico)
Nypro Denmark ApS (Denmark)
Nypro Deutschland GmbH (Germany)
Nypro Forbes Product Ltd. (India) (Jabil indirectly owns 50% of this entity)
Nypro France SAS (France)
Nypro Germany Holdings GmbH (Germany)
Nypro Germany Verwaltungs B.V. & Co. KG (Germany)
Nypro Global Holdings CV (Netherlands)
Nypro Healthcare Baja Inc. (USA)
Nypro Healthcare GmbH (Germany)
Nypro Hong Kong Limited (Hong Kong)
Nypro Hungary Műanyagtechnika Kft (Hungary)
Nypro Inc. (USA)
Nypro International Holdings B.V. (Netherlands)
Nypro Iowa Inc. (USA)
Nypro JV Holdings Inc. (USA)
Nypro Kanaak Guadalajara S.A. de C.V. (Mexico)
Nypro Korea Limited (Korea)
Nypro Limited (Ireland)
Nypro Monterrey Inc. (USA)
Nypro Monterrey Management S. de RL de CV (Mexico)
Nypro Nagyigmánd Vagyonkezelő Kft (Hungary)
Nypro Oregon Inc. (USA)
Nypro Plastics & Metal Products (Shenzhen) Co., Ltd. (China)
Nypro Plastics and Molding Products (Suzhou) Co., Ltd. (China)
Nypro Precision Molding Services (Thailand) Co., Ltd. (Thailand)
Nypro Puerto Rico Inc. (USA)
Nypro Realty Corp (USA)
Nypro Realty Holdings Inc. (USA)
Nypro Realty Limited Partnership (USA)
Nypro Research and Development Limited (Ireland) (Jabil indirectly owns 98.8% of this entity)
Nypro Singapore Mold Pte. Ltd. (Singapore)
Nypro Singapore Pte. Ltd (Singapore)
Nypro Tool (Shenzhen) Co., Ltd. (China)
Nypro Tool (Suzhou) Co., Ltd. (China)
Nypro Tool (Tianjin) Co., Ltd. (China) (Jabil indirectly owns 85% of this entity)
Nypro Tool Hong Kong Limited (Hong Kong) (Jabil indirectly owns 80% of this entity)
NyproMold Inc. (USA) (Jabil indirectly owns 50% of this entity)
NyproMold Investment Corp. (USA) (Jabil indirectly owns 50% of this entity)
Perimeter Brand Packaging LLC (USA) (Jabil indirectly owns 42.5% of this entity)
Plasticast Hungary Korlátolt Felelősségű Társaság (Hungary)
Plasticast N Hold, S.L. (Spain) (Jabil indirectly owns 20% of this entity)
Precision Communication Services Corp. (Canada)

Precision Communication Services International II, Inc. (USA)
Precision Communication Services International, Inc. (USA)
Precision Communication Services, Inc. (USA)
Radius Chicago LLC (USA)
Radius Hong Kong Ltd (Hong Kong) (Jabil indirectly owns 91.173% of this entity)
Radius Product Development and Consultation (Beijing) Co., Ltd. (China)
Radius Product Development Inc. (USA) (Jabil indirectly owns 91.173% of this entity)
Somera Communications B.V. (Netherlands)
Somera Communications France S.a.r.l. (France)
Somera Communications Pte. Ltd. (Singapore)
Somera Communications Sales, Inc. (USA)
Somera Communications, Inc. (USA)
Sypro Optics GmbH (Germany)
Taiwan Green Point Enterprises Co., Ltd (Taiwan)
Taiwan Green Point Enterprises Co., Ltd., (British Virgin Islands)
Telmar Allied, LLC (USA)
Telmar Chesapeake, LLC (USA)
Telmar Hitech, LLC (USA)
Telmar Holdings Corp. (USA)
Telmar Holdings I, Inc. (USA)
Telmar Network Technology B.V. (Netherlands)
Telmar Network Technology BVBA (Belgium)
Telmar Network Technology Colombia S.A.S. (Colombia)
Telmar Network Technology Ltd. (United Kingdom)
Telmar Network Technology Poland sp. z.o.o. (Poland)
Telmar Network Technology, S.C.A. (Venezuela)
Telmar Network Technology S.r.l. (Argentina)
Telmar Network Technology Sdn Bhd (Malaysia)
Telmar Network Technology, Inc. (USA)
Telmar Network Technology Co., Ltd. (Taiwan)
Telmarnt Mexico S de RL de CV (Mexico)
Tel-NT Brazil Comercio de Equipamentos de Telecomunicaoes Ltda. (Brazil)
THC Holdings, Inc. (USA)
Westing Green (Tianjin) Plastic Co., Ltd (China)
Yaguang Nypro Precision Molding (Tianjin) Co. Ltd. (China) (Jabil indirectly owns 80% of this entity)

* Jabil Circuit, Inc. subsidiaries list as of August 31, 2013, not including certain immaterial subsidiaries dissolved prior to August 31, 2013.

EXHIBIT 23.1

Consent of Independent Registered Certified Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-177559) of Jabil Circuit, Inc. and subsidiaries, and

(2) Registration Statement (Form S-8 Nos. 333-187772, 333-172458, 333-172457, 333-172443, 333-165921, 333-132721, 333-132720, 333-112264, 333-98291, 333-98299, 333-106123, 333-146577, 333-149277, 333-158291 and 333-158294) of Jabil Circuit, Inc. and subsidiaries

of our reports dated October 28, 2013, with respect to the consolidated financial statements and schedule of Jabil Circuit, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Jabil Circuit, Inc. and subsidiaries, included in this Annual Report (Form 10-K) for the year ended August 31, 2013.

Ernst + Young LLP

Tampa, Florida
October 28, 2013

EXHIBIT 31.1

CERTIFICATIONS

I, Mark T. Mondello, certify that:

1. I have reviewed this annual report on Form 10-K of Jabil Circuit, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15 (e) and 15d – 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 28, 2013

/s/ MARK T. MONDELLO

Mark T. Mondello
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Forbes I.J. Alexander, certify that:

1. I have reviewed this annual report on Form 10-K of Jabil Circuit, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15 (e) and 15d – 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 28, 2013

/s/ FORBES I.J. ALEXANDER

Forbes I.J. Alexander
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Jabil Circuit, Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Mark T. Mondello, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 28, 2013

/s/ MARK T. MONDELLO

Mark T. Mondello
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Jabil Circuit, Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Forbes I.J. Alexander, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 28, 2013

/s/ FORBES I.J. ALEXANDER

Forbes I.J. Alexander
Chief Financial Officer

BOARD OF DIRECTORS





Timothy L. Main
Chairman Jabil Circuit, Inc.
Director since 1999
Age 56

Thomas A. Sansone
Vice Chairman
Jabil Circuit, Inc.
Director since 1983
Age 64

Mark T. Mondello
Chief Executive Officer
Jabil Circuit, Inc.
Director since 2013
Age 49





Mel S. Lavitt
Senior Advisor
Needham & Company, LLC
Director since 1991
Age 76

Steven A. Raymund
Chairman of the Board
Tech Data Corporation
Director since 1996
Age 58

Lawrence J. Murphy
Private Business
Consultant
Director since 1989
Age 71





Frank A. Newman
Chief Executive Officer
Stow Company
Director since 1998
Age 65

David Stout
Director
Airgas Inc.
NanoBio Corp.
Shire PLC
Director since 2009
Age 59

Martha Brooks
Director
Bombardier Inc.
Harley-Davidson, Inc.
Algeco Scotsman Holding
S.A.R.L.
Director since 2011
Age 54

Jabil's Board of Directors has standing Audit, Compensation and Nominating and Corporate Governance Committees.

AUDIT: Raymund (Chair), Brooks, Newman
COMPENSATION: Stout (Chair), Lavitt, Murphy
NOMINATING & CORPORATE GOVERNANCE: Sansone (Chair), Lavitt, Stout

Jabil's Corporate Governance Guidelines, Code of Ethics and the charters of these committees can be found on Jabil's website: www.jabil.com.

SHAREHOLDER INFORMATION

Annual Meeting

January 23, 2014

The proxy statement for our Annual Meeting contains a description of certain procedures that must be followed to nominate persons for election as directors or to introduce an item of business at that meeting, as well as certain Securities and Exchange Commission requirements regarding the date by which we must receive shareholder proposals for inclusion in our proxy materials.

NYSE Certification

As required by the NYSE corporate governance listing standards, Jabil's Chief Executive Officer submitted his annual certification to the NYSE certifying that he was not aware of any violation by Jabil of the NYSE corporate governance listing standards. Jabil has included as exhibits to its Annual Report on Form 10-K for its fiscal year ended August 31, 2013 certifications of its Chief Executive Officer and Chief Financial Officer certifying to the quality of Jabil's public disclosure.

Independent Registered Certified Public Accounting Firm

In October 2012, the Audit Committee of the Board of Directors selected Ernst & Young LLP to audit the consolidated financial statements and the effectiveness of internal control over financial reporting of Jabil for the fiscal year ended August 31, 2013. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting and available to respond to questions.

Transfer Agent and Registrar

The transfer agent maintains shareholder records for Jabil Circuit, Inc. Please contact the agent directly for change of address, transfer of stock, replacement of lost certificates, and dividend checks. Computershare, PO Box 43078, Providence, RI 02940-3078, Phone: 877.498.8865.

Investor Inquiries & Information

Investor relations inquiries should be directed to:

Investor Relations:
Jabil Circuit, Inc.
10560 Dr. Martin Luther King Jr. Street North
St. Petersburg, Florida 33716
Phone: 727.803.3349
E-mail: investor_relations@jabil.com
Website: www.jabil.com

Our Annual Report on Form 10-K for our fiscal year ended August 31, 2013 that has been filed with the Securities and Exchange Commission is included as a part of this Annual Report.

An online version of the 2013 Annual Report is available at:
http://www.jabil.com/2013annualreport

JABIL

10560 Dr. Martin Luther King Jr. Street North
St. Petersburg, FL 33716 USA

WWW.JABIL.COM

002CSN2EDA

JABIL CIRCUIT, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JANUARY 23, 2014

To our stockholders:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Jabil Circuit, Inc., a Delaware corporation ("Jabil"), will be held on Thursday, January 23, 2014, at 10:00 a.m., local time, in the Sunset Ballroom at the Renaissance Vinoy Golf Club located at 600 Snell Isle Boulevard, St. Petersburg, Florida 33704 for the following purposes:

1. To elect nine directors to serve until the next annual meeting of stockholders or until their respective successors are duly elected and qualified;
2. To ratify the appointment of Ernst & Young LLP as Jabil's independent registered certified public accounting firm for the fiscal year ending August 31, 2014;
3. To approve (on an advisory basis) Jabil's executive compensation; and
4. To transact such other business as may properly come before the Annual Meeting, including any adjournment thereof.

Only stockholders of record at the close of business on November 25, 2013 are entitled to notice of, and to vote at, the Annual Meeting.

You have the option to receive future proxy materials electronically via the Internet. You may choose to do so by following the instructions contained in this mailing. Offering electronic delivery of future annual reports and proxy statements is not only cost-effective for Jabil but is also friendlier to the environment.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to vote your shares using one of the following methods: (1) vote through the Internet at the website, or by telephone at the telephone number, shown on the proxy card; or (2) mark, date, sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. If you elected to receive the 2013 proxy materials over the Internet, you will not receive a paper proxy card and you should vote online, unless you cancel your enrollment or we discontinue the availability of our proxy materials on the Internet.

YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE ANNUAL MEETING. ANY STOCKHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF HE OR SHE HAS RETURNED A PROXY.

FOR THE BOARD OF DIRECTORS OF JABIL CIRCUIT, INC.
Robert L. Paver
Corporate Secretary and General Counsel
St. Petersburg, Florida
December 17, 2013

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 23, 2014

The Proxy Statement and Annual Report to Stockholders are available at http://jbl.client.shareholder.com/annuals.cfm
Information on our website, other than this Proxy Statement, is not a part of this Proxy Statement

JABIL CIRCUIT, INC.
PROXY STATEMENT
TABLE OF CONTENTS

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE REQUESTED TO COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED OR VOTE VIA THE INTERNET OR TELEPHONE.

JABIL CIRCUIT, INC.

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
JANUARY 23, 2014

Information Concerning Solicitation And Voting

General

The enclosed proxy is solicited on behalf of Jabil Circuit, Inc., a Delaware corporation (except where the context otherwise requires, references herein to "Jabil" "Company" "we" "our" or "us" mean Jabil Circuit, Inc. together with its subsidiaries), for use at the Annual Meeting of Stockholders to be held on Thursday, January 23, 2014, at 10:00 a.m., local time, and at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held in the Sunset Ballroom at the Renaissance Vinoy Golf Club located at 600 Snell Isle Boulevard, St. Petersburg, Florida 33704. Jabil's principal executive office is located at 10560 Dr. Martin Luther King, Jr. Street North, St. Petersburg, Florida 33716, and its telephone number at that location is (727) 577-9749.

These proxy solicitation materials, together with Jabil's 2013 Annual Report to Stockholders, were mailed on or about December 17, 2013 to all stockholders entitled to vote at the Annual Meeting.

Record Date and Measurement Date

Stockholders of record at the close of business on November 25, 2013 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. As of November 1, 2013 (the "Measurement Date"), 206,454,127 shares of Jabil's common stock were issued and outstanding. For information regarding security ownership by management and by the beneficial owners of more than 5% of Jabil's common stock, see "Share Ownership by Principal Stockholders and Management" in the "Beneficial Ownership" section. The closing sales price of Jabil's common stock on the New York Stock Exchange ("NYSE") on the Measurement Date was $20.71 per share.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to Jabil's Corporate Secretary a written notice of revocation or a duly executed proxy bearing a later date (or voting via the Internet or telephone at a later date) or by attending the Annual Meeting and voting in person.

Voting and Solicitation

Each stockholder is entitled to one vote for each share of common stock on all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

The cost of soliciting proxies will be borne by Jabil. In addition, Jabil may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of Jabil's directors, officers and regular employees, without additional compensation, personally or by telephone, telegram, letter or facsimile. While we have not chosen at this time to engage the services of a proxy solicitor to aid in the solicitation of proxies and to verify records relating to the solicitation, should we do so, we will bear all costs of such solicitation of proxies. We anticipate that if we retain the services of a proxy solicitor, we would pay that firm customary fees for those services, which we believe would not be significant.

Quorum; Abstentions; Broker Non-Votes

A majority of the shares of Jabil common stock outstanding on the Record Date must be present or represented at the Annual Meeting in order to have a quorum for the transaction of business. Shares on which an abstention, a withheld vote or a broker non-vote has occurred will be counted as present for purposes of determining the presence of a quorum.

Our Bylaws provide that the election of our directors in uncontested elections is based on a majority voting standard. In contested director elections, the plurality standard will apply. In Proposal 1, we have nominated nine directors for election at the Annual Meeting, and because we did not receive advance notice under our Bylaws of any stockholder nominees for directors, the 2013 election of directors is an uncontested election. To be elected in an uncontested election, the votes "for" a director must exceed 50% of the votes actually cast with respect to the director's election. Votes actually cast include votes where the authority to cast a vote for the director's election is explicitly withheld and exclude abstentions with respect to that director's election, so abstentions and any broker non-votes will have no effect on the election of directors. If an incumbent director is not elected and no successor has been elected at the meeting, he or she shall promptly tender his or her conditional resignation following certification of the vote. The Nominating and Corporate Governance Committee shall consider the resignation offer and recommend to the Board of Directors whether to accept such offer. The Board will endeavor to act on the recommendation within 90 days following the recommendation. For additional information regarding the majority voting standard, see "Majority Voting for Directors."

The approval of Proposals 2, 3 and 4 requires the affirmative vote of a majority of the shares present or represented at the Annual Meeting and actually cast on each such specific Proposal. Abstentions and broker non-votes will have no effect on the approval of Proposals 2, 3 and 4. Proposal 3 is considered a non-binding advisory vote.

A "broker non-vote" occurs when a broker or other nominee entity does not vote on a particular proposal because it does not have authority under the NYSE rules to vote on that particular proposal without receiving voting instructions from the beneficial owner. If you own shares through a broker, therefore, you must instruct your broker how to vote in order for your vote to be counted.

Voting Results

Votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Voting via the Internet or Telephone

For Shares Directly Registered in the Name of the Stockholder. Stockholders with shares registered directly with Computershare Investor Services ("Computershare"), Jabil's transfer agent, may vote by mailing in the proxy or via the Internet or telephone at the World Wide Web address or telephone number set forth on the enclosed proxy card. Specific instructions to be followed by any registered stockholder interested in voting via the Internet or telephone are set forth on the enclosed proxy card. Votes submitted via the Internet or telephone by a registered stockholder must be received by 11:59 p.m. (Eastern Time) on January 22, 2014.

For Shares Registered in the Name of a Brokerage or Bank. A number of brokerage firms and banks are participating in a program for shares held in "street name" that offers Internet voting options. This program is different from the program provided by Computershare for shares registered in the name of the stockholder. If your shares are held in an account at a brokerage firm or bank participating in the street name program, you may have already been offered the opportunity to elect to vote using the Internet. Votes submitted via the Internet through the street name program must be received by 11:59 p.m. (Eastern Time) on January 22, 2014. Voting in such a manner via the Internet will not affect your right to decide how your shares are voted should you decide to attend the Annual Meeting.

General Information. These Internet and telephone voting procedures, which comply with Delaware law, are designed to authenticate stockholders' identities, to allow stockholders to vote their shares and to confirm that stockholders' votes have been recorded properly. Stockholders voting via the Internet or telephone through either of these voting procedures should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholders. Also, please be aware that Jabil is not involved in the operation of either of these Internet and telephone voting procedures and cannot take responsibility for any access or Internet service interruptions that may occur or any inaccuracies, erroneous or incomplete information that may appear.

You may elect to receive future notices of meetings, proxy materials and annual reports electronically via the Internet, if then made available by Jabil. If you have previously consented to electronic delivery, your consent will remain in effect until withdrawn. If you have not yet enrolled in Jabil's Internet delivery program, we strongly encourage you to do so as it is a cost-effective way for Jabil to send you the proxy statement and annual report materials. Participation instructions are set forth on the enclosed proxy card. When next year's proxy statement and annual report materials are available, you may be sent an e-mail telling you how to access them electronically. Please note, however, that the Securities and Exchange Commission (the "SEC") has enacted rules regarding the electronic distribution of proxy materials on websites, as opposed to being mailed, and we may decide to change our procedures for the distribution of our proxy materials by next year.

If you elect to access these materials via the Internet, you may still request paper copies by contacting your brokerage firm, bank or Jabil. Your participation in the new Internet program will remain in effect until you cancel your enrollment. You are free to cancel your enrollment at any time.

Deadline for Receipt of Stockholder Proposals

Proposals of stockholders of Jabil that are intended to be presented by such stockholders at Jabil's 2014 Annual Meeting of Stockholders must be submitted and comply with all applicable requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and must be received by Jabil no later than August 19, 2014 in order to be considered for possible inclusion in the proxy statement and form of proxy relating to that meeting. Our Bylaws provide that, for any stockholder proposal or director nomination to be properly presented at the 2014 Annual Meeting of Stockholders, whether or not also submitted for inclusion in our proxy statement, our Corporate Secretary must receive notice of the matter not less than 120 days prior to December 17, 2014, which will be August 19, 2014. The proxy solicited by the Board of Directors for the 2014 Annual Meeting of Stockholders will confer discretionary authority to vote on any stockholder proposal or director nomination presented at that meeting, unless Jabil is provided with written notice of such proposal by August 19, 2014. Any proposals or director nominations must be mailed to our principal executive offices located at 10560 Dr. Martin Luther King, Jr. Street North, St. Petersburg, Florida 33716, Attention: Corporate Secretary. Each notice of director nomination must be accompanied by the information required for director nominations as set forth under the "Selection of Nominees for the Board of Directors" section. A nomination or proposal that does not supply adequate information about the nominee or proposal, and the stockholder making the nomination or proposal, or that does not comply with our Bylaws, will be disregarded.

Fiscal Year End

Jabil's fiscal year ends on August 31.

Beneficial Ownership

Share Ownership by Principal Stockholders and Management

The following table sets forth the beneficial ownership of common stock of Jabil as of the Measurement Date by: (i) each of Jabil's directors and nominees for director; (ii) each of the named executive officers ("NEOs") listed in the Summary Compensation Table; (iii) all current directors and executive officers of Jabil as a group and (iv) each person known by Jabil to own beneficially more than five percent of the outstanding shares of its common stock. The number and percentage of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares as to which the individual has the right to acquire beneficial ownership within 60 days of the Measurement Date through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. A total of 206,454,127 shares of Jabil's common stock were issued and outstanding as of the Measurement Date.

Directors, Director Nominees, Named Executive Officers and Principal Stockholders	**Number of Shares (1)(2)**	**Percent of Total**
Principal Stockholders:		
FMR LLC (3) 82 Devonshire Street Boston, Massachusetts 02109	22,737,330	11.0%
The Vanguard Group, Inc. (4) 100 Vanguard Boulevard Malvern, Pennsylvania 19355	10,649,988	5.2%
Directors and Director Nominees:		
Martha F. Brooks (5)	45,630	*
Mel S. Lavitt (6)	119,430	*
Timothy L. Main (7)	856,002	*
Mark T. Mondello (8)	692,791	*
Lawrence J. Murphy (9)	91,492	*
Frank A. Newman (10)	164,565	*
Steven A. Raymund (11)	132,188	*
Thomas A. Sansone (12)	2,636,045	1.3%
David M. Stout	44,500	*
Named Executive Officers:		
Forbes I.J. Alexander (13)	219,605	*
William D. Muir, Jr. (14)	337,697	*
William E. Peters (15)	371,341	*
Joseph A. McGee (16)	263,561	*
Hwai Hai Chiang	50,492	*
All current directors and executive officers as a group (17 persons) (17)	6,117,297	3.0%

*Less than one percent.

(1) This column does not include any shares subject to stock appreciation rights ("SARs") held by Jabil's executive officers. As of the Measurement Date, Jabil's executive officers held a total of 939,589 SARs, all of which have vested as of the Measurement Date. Upon exercise of a SAR, the holder will receive the number of shares of Jabil's common stock that has a total value which is equivalent to the difference between the exercise price of the SAR and the fair market value of Jabil's common stock on the date of exercise. As of the Measurement Date, the fair market value of Jabil's common stock (based on its closing sales price on the NYSE) was $20.71 per share, which is lower than the exercise price of all of the SARs held by Jabil's executive officers on the Measurement Date. Thus, as of the Measurement Date, none of the SARs held by Jabil's executive officers were exercisable. If Jabil's stock price increases to $21.56, then certain of these SARs could become exercisable within 60 days of the Measurement Date.

(2) Some or all of the directors and executive officers hold their respective shares in brokerage accounts that contain standard language that can be triggered any time such individual buys securities on margin. As a result of such arrangements, all of the shares owned by our directors and NEOs may be deemed to be pledged.

(3) The amount shown and the following information is derived from a Schedule 13G/A filed by FMR LLC, reporting beneficial ownership as of December 31, 2012. According to the Schedule 13G/A, FMR LLC has sole voting power over 435,534 shares and sole dispositive power over 22,737,330 shares. Fidelity Management & Research Company (a wholly-owned subsidiary of FMR LLC), Fidelity Management Trust Company (a wholly-owned subsidiary of FMR LLC), Strategic Advisers, Inc. (a wholly-owned subsidiary of FMR LLC) and Pyramis Global Advisors Trust Company (an indirect wholly-owned subsidiary of FMR LLC) each hold investment power, and in some cases, voting power over certain shares.

(4) The amount shown and the following information is derived from a Schedule 13G filed by The Vanguard Group, Inc. ("Vanguard"), reporting beneficial ownership as of December 31, 2012. According to the Schedule 13G, Vanguard has sole voting power over 268,043 shares, sole dispositive power over 10,390,514 shares and shared dispositive power over 259,474 shares.

(5) Includes (i) 470 shares held by the Finn Grandchildren Trust, which is for the benefit of sixteen individuals (including three of Ms. Brooks' children), for which Ms. Brooks is the sole trustee and over which Ms. Brooks disclaims beneficial ownership, (ii) 3,660 total shares owned separately by three of Ms. Brooks' children, over which Ms. Brooks disclaims beneficial ownership.

(6) Includes (i)15,000 shares subject to options held by Mr. Lavitt that are exercisable within 60 days of the Measurement Date and (ii) 2,000 shares beneficially owned by Mr. Lavitt's spouse, over which Mr. Lavitt disclaims beneficial ownership.

(7) Mr. Main was also Chief Executive Officer and President of Jabil for a portion of the 2013 fiscal year, and thus is a NEO in addition to being a director. Includes (i)170,000 shares subject to options held by Mr. Main that are exercisable within 60 days of the Measurement Date, (ii) 4,310 total shares owned separately by two trusts, each of which is for the benefit of one of Mr. Main's children, for each of which Mr. Main is one of four trustees, as to each of which Mr. Main shares voting and dispositive power and over which Mr. Main disclaims beneficial ownership and (iii) 2,290 total shares owned separately by two accounts, for each of which Mr. Main serves as a custodian for one of his children under the Florida Uniform Transfers to Minors Act.

(8) Mr. Mondello is also Chief Executive Officer, and thus is a NEO in addition to being a director. Includes 170,000 shares subject to options held by Mr. Mondello that are exercisable within 60 days of the Measurement Date.

(9) Includes 15,000 shares subject to options held by Mr. Murphy that are exercisable within 60 days of the Measurement Date.

(10) Includes 15,000 shares subject to options held by Mr. Newman that are exercisable within 60 days of the Measurement Date.

(11) Includes 15,000 shares subject to options held by Mr. Raymund that are exercisable within 60 days of the Measurement Date.

(12) Includes (i) 2,088,532 shares held by TASAN Limited Partnership, a Delaware limited partnership, of which TAS Management, Inc. is the sole general partner, as to which Mr. Sansone has sole voting and dispositive power; Mr. Sansone is President of TAS Management, Inc., (ii) 393,325 shares held by Life's Requite, Inc., a private charitable foundation of which Mr. Sansone is a director and as to which Mr. Sansone may be deemed to have shared voting and dispositive power, (iii)15,000 shares subject to options held by Mr. Sansone that are exercisable within 60 days of the Measurement Date and (iv) 600 shares beneficially owned by Mr. Sansone's spouse, over which Mr. Sansone disclaims beneficial ownership.

(13) Includes 80,000 shares subject to options held by Mr. Alexander that are exercisable within 60 days of the Measurement Date.

(14) Includes (i) 80,000 shares subject to options held by Mr. Muir that are exercisable within 60 days of the Measurement Date, (ii) 11,712 shares beneficially owned by Mr. Muir's spouse, over which Mr. Muir disclaims beneficial ownership and (iii) 300 shares beneficially owned by Mr. Muir's daughter, over which Mr. Muir disclaims beneficial ownership.

(15) Includes 115,000 shares subject to options held by Mr. Peters that are exercisable within 60 days of the Measurement Date.

(16) Includes 80,000 shares subject to options held by Mr. McGee that are exercisable within 60 days of the Measurement Date.

(17) Includes 853,284 shares subject to options held by nine executive officers (including one employee director) and eight non-employee directors that are exercisable within 60 days of the Measurement Date. All of the shares disclaimed in the individual line items above are also disclaimed here.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Jabil's executive officers and directors, and persons who own more than ten percent of a registered class of Jabil's equity securities, to file initial reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such executive officers, directors and ten percent stockholders are also required by SEC rules to furnish Jabil with copies of all such forms that they file.

Based solely on its review of the copies of such forms received by Jabil from certain reporting persons, Jabil believes that, during the fiscal year ended August 31, 2013, all Section 16(a) filing requirements applicable to its executive officers, directors and ten percent stockholders were met.

Corporate Governance and Board of Directors Matters

The affairs of Jabil are managed by the Board of Directors. Each member of the Board is elected at the annual meeting of stockholders each year or appointed by the incumbent Board and serves until the next annual meeting of stockholders or until a successor has been elected or approved.

Current Members of the Board of Directors

The members of the Board of Directors on the date of this Proxy Statement, and the committees of the Board on which they serve, are identified below:

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Timothy L. Main, Chairman			
Thomas A. Sansone, Vice Chairman			
Martha F. Brooks			Chair
Mel S. Lavitt	√		
Mark T. Mondello		√	√
Lawrence J. Murphy			
Frank A. Newman		√	
Steven A. Raymund	√		
David M. Stout	Chair	Chair	√

Role of the Board of Directors' Committees

Audit Committee. The functions of the Audit Committee are described below under the heading "Audit Committee Report." The current charter of the Committee was adopted on October 20, 2011, and is available in the Investor Relations / Corporate Governance section of Jabil's website (www.jabil.com). All of the members of the Committee are independent within the meaning of SEC regulations, the listing standards of the NYSE and Jabil's Corporate Governance Guidelines. The Board of Directors has determined that each member of the Committee is an audit committee financial expert within the meaning of the SEC regulations and that each member has accounting and related financial management expertise within the meaning of the listing standards of the NYSE. The Committee met eleven times and did not take action by written consent during fiscal 2013.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of Jabil's Corporate Governance Guidelines. In addition, the Committee develops and reviews background information on candidates for the Board of Directors and makes recommendations to the Board regarding such candidates. The Committee also evaluates and makes recommendations to the Board in connection with its annual review of director independence and the Board's performance self-evaluation. The current charter of the Committee was adopted on October 27, 2005, and is available in the Investor Relations / Corporate Governance section of Jabil's website (www.jabil.com). All of the members of the Committee are independent within the meaning of the listing standards of the NYSE and Jabil's Corporate Governance Guidelines. The Committee met four times and did not take action by written consent during fiscal 2013.

Compensation Committee. The Compensation Committee assists the Board of Directors in discharging its responsibilities relating to the compensation of Jabil's executive officers. The Committee reviews and approves corporate goals and objectives relevant to the compensation of Jabil's Chief Executive Officer, and sets the compensation level of the Chief Executive Officer based on this evaluation. The Committee is also generally empowered to administer Jabil's 2002 Stock Incentive Plan and 2011 Stock Award and Incentive Plan, each with respect to all individuals. The current charter of the Committee was adopted on July 18, 2013, and is available in the Investor Relations/Corporate Governance section of Jabil's website (www.jabil.com). All of the members of the Committee are independent within the meaning of the listing standards of the NYSE and Jabil's Corporate Governance Guidelines. The Committee met nine times and did not take action by written consent during fiscal 2013.

Risk Oversight

The Board's Role in Risk Oversight. Jabil faces a variety of different risks, including various operational, financial and other risks. The nature and effect of these risks vary in many ways, including our ability to anticipate and understand the risk, the types of negative impacts that could result if the risk manifests itself, the likelihood that an undesired event or a particular adverse impact would occur, and our ability to control the risk and reduce potential adverse impacts. Particular behaviors can avoid or mitigate some risks, and some risks are unavoidable as a practical matter. The potential adverse impact of some risks may be minor, and accordingly, as a matter of business judgment, allocating significant resources to avoid minor potential adverse impacts may not be appropriate. In other cases, a potential adverse impact may be significant, and spending resources to avoid or mitigate such a significant potential adverse impact is prudent. In some cases, a higher degree of risk may be acceptable because of a greater perceived potential for reward. We engage in numerous activities seeking to align our voluntary risk-taking with Company strategy, and understand that projects and processes may enhance our business interests by encouraging innovation and appropriate levels of risk-taking.

The Board oversees risk management directly and through its committees associated with their respective subject matter areas. Generally, the Board oversees risks that may affect the business of Jabil as a whole, including operational matters. The Audit Committee is responsible for oversight of Jabil's accounting and financial reporting processes and also discusses with management Jabil's financial statements, internal controls and other accounting and related matters. The Compensation Committee oversees certain risks related to compensation programs, and the Nominating and Corporate Governance Committee oversees certain corporate governance risks. As part of their roles in overseeing risk management, these Committees periodically report to the Board regarding briefings provided by management and advisors as well as the Committees' own analysis and conclusions regarding certain risks faced by Jabil. Management is responsible for implementing the risk management strategy and developing policies, controls, processes and procedures to identify and manage risks.

Business and operational risks are considered by the Board in many ways. The heads of each business group typically report to the Board quarterly, identifying and discussing various risks that they are facing. Our Chief Executive Officer communicates regularly with the Board on such matters. In addition, the internal audit department periodically reports to the Audit Committee on its evaluation of management's effectiveness in addressing risks, by providing a comprehensive review of certain business and related risks, an assessment and ranking of various identified risk items based on their likelihood and the severity of the consequences, including both financial and non-financial impacts, and plans to manage and mitigate such risks. The internal audit department also consults with third party sources and advisors regarding certain potential risks facing Jabil, which is incorporated into its summary.

Certain financial risks are identified and discussed during our quarterly and year-end processes to follow Section 302 of the Sarbanes-Oxley Act of 2002. As part of this process, Jabil receives input from a broad range of people, including local and regional facility controllers, regarding financial results, compliance matters, and other matters. Similarly, we are required under Section 404 of the Sarbanes-Oxley Act of 2002 to produce an annual report on internal control over financial reporting in our Annual Reports on Form 10-K that contains management's assessment of the effectiveness of Jabil's internal control over financial reporting, and we also include certifications by our Chief Executive Officer and our Chief Financial Officer as to internal control matters. As part of management's rigorous review of Jabil's internal control over financial reporting in order to assure compliance with the Section 404 requirements, certain risks are identified and discussed.

Risks in Compensation Practices. Jabil conducted a risk assessment of its compensation policies and practices for its employees, including those relating to its executive compensation programs. Our risk assessment included a qualitative and quantitative analysis of our compensation and benefit programs in which employees at all levels of the organization may participate, including our executive officers. Our programs contain various mitigating factors to ensure our employees, including the NEOs, are not encouraged to take unreasonable risks in managing the business. These factors include:

- Annual cash incentives and vesting for performance-based long-term awards use financial measures with sliding scales, which provide lower payments for lower performance and higher pay for higher performance, but set maximum payouts at 100% to 200% of the target levels for cash incentives and for various equity awards over the past three fiscal years.
- Diverse performance metrics focused primarily on the use of reportable and broad-based financial metrics, including a mixture of consolidated and business-specific goals, with no single factor receiving an excessive weighting.

- A mix of time-based and performance-based equity awards to avoid having a relatively high percentage of compensation tied to one element. We believe that time-based equity awards should reduce risky behavior because these awards are designed to retain employees and are earned over time.
- A balance of short-term and long-term compensation creating diverse time horizons.
- A relationship between performance for a given metric and the corresponding payout factor that, we believe, mitigates risk by avoiding situations where a relatively small amount of increased performance results in a relatively high corresponding amount of increased compensation.
- A relatively high degree of difficulty of performance targets.
- Relatively long performance measurement periods to encourage long-term, rather than short-term, performance.
- Minimum stock ownership requirements for our executive officers and directors to, among other things, encourage them to act in a more risk-averse manner to avoid a significant decrease in their net worth.
- Oversight of compensation programs by the Compensation Committee. We believe this mitigates risk by empowering a group of independent directors with substantial experience and expertise who owe fiduciary duties to act in the best interests of Jabil's stockholders.
- Oversight of programs by a broad-based group of functions within Jabil and at multiple levels within the organization to encourage different viewpoints and avoid situations where a small number of people are involved in compensation decisions.
- Advice from outside advisors who are knowledgeable regarding various compensation policies and their associated risks.

Based upon the assessment, we believe that our compensation policies and practices do not encourage excessive or unreasonable risk taking and are not reasonably likely to have a material adverse effect on Jabil.

Leadership Structure of the Board

The Board of Directors does not currently have a policy on whether the same person should serve as both the Chief Executive Officer and Chairman of the Board or, if the roles are separate, whether the Chairman should be selected from the non-employee directors or should be an employee. The Board believes that it should have the flexibility to make these determinations at any given point in time in the way that it believes best to provide appropriate leadership for Jabil at that time. Our current Chairman, Mr. Main, is not an officer. Mr. Main has served as our Chairman since January 2013 and he served as our Chief Executive Officer from 2000 until March 2013.

Executive Sessions

Our "independent" directors (as determined under the listing standards of the NYSE) meet at least once annually in executive session without any of our management present. Mr. Sansone, Vice Chairman, presides at such meetings, which occurred two times during fiscal 2013. See "Communication with the Board of Directors" for the method for interested parties to make their concerns known to an independent director, or to the independent directors as a group.

Corporate Governance Guidelines

The full text of the Corporate Governance Guidelines can be found in the Investor Relations /Corporate Governance section of Jabil's website (www.jabil.com). The Corporate Governance Guidelines reflect the principles by which Jabil and its Board of Directors operate and are not intended to create legal rights in any third party in the event of any failure to comply with any of the Corporate Governance Guidelines. The Nominating and Corporate Governance Committee interprets the Corporate Governance Guidelines and determines whether actions taken are in compliance with these Guidelines.

Board Diversity

The Board of Directors and the Nominating and Corporate Governance Committee consider diversity in the selection of nominees, utilizing a broad meaning to include a nominee's background, experience, skills, accomplishments, financial expertise, professional interests, personal qualities and other traits desirable in achieving an appropriate group of qualified individuals. Diversity is noted to be a factor for consideration of nominees for director in our Corporate Governance Guidelines. The Nominating and Corporate Governance Committee will consider and assess the effectiveness of its Corporate Governance Guidelines in connection with the annual director nomination process to assure it includes an effective mix of people to further our long-term business interests.

Director Stock Ownership Requirements

The Corporate Governance Guidelines require directors to accumulate, within five years of joining the Board, the lesser of 20,000 shares or the total number of equity awards granted over the preceding three years. The following forms of ownership are counted towards a director's compliance with this requirement:

- shares deemed to be beneficially owned under federal securities laws;
- unvested time-based restricted stock shares;
- shares subject to unvested time-based restricted stock unit awards; and
- other forms of ownership approved by the board or a committee thereof.

If a director does not achieve the applicable stock ownership minimum by the applicable deadline or any time thereafter, the director will be required to retain half of the after-tax shares until the requirement is met.

Selection of Nominees for the Board of Directors

One of the tasks of the Nominating and Corporate Governance Committee is to identify and recruit candidates to serve on the Board of Directors. The Nominating and Corporate Governance Committee is responsible for providing a list of nominees to the Board for nomination at each annual meeting of stockholders. This Committee will consider nominees for board membership suggested by its members and other Board members, as well as management and stockholders. The Committee may at its discretion retain a third-party executive search firm to identify potential nominees. Jabil's Chief Executive Officer is included, on a non-voting basis, in the process of identifying candidates. A prospective nominee will be evaluated against the standards and qualifications set out in Jabil's Corporate Governance Guidelines. The Committee will take into account many factors in evaluating a prospective nominee, including, among other things, having integrity and being accountable, being able to exercise informed judgment, being financially literate, having high performance standards, and adding to the Board's diversity of backgrounds, experiences, skills, accomplishments, financial expertise, professional interests, personal qualities and other traits.

The Nominating and Corporate Governance Committee will consider nominees recommended by stockholders. The Committee will give consideration to these recommendations for positions on the Board where the Committee has not determined to re-nominate a qualified incumbent director. For each annual meeting of stockholders, the Committee will accept for consideration only one recommendation from any stockholder or affiliated group of stockholders. An affiliated group of stockholders means stockholders constituting a group under SEC Regulation 13D. While the Committee has not established a minimum number of shares that a stockholder must own in order to present a nominating recommendation for consideration, or a minimum length of time during which the stockholder must own its shares, the Committee will take into account the size and duration of a recommending stockholder's ownership interest in Jabil. The Committee will only consider recommendations of nominees who satisfy the minimum qualifications prescribed from time to time by the Committee or the full Board of Directors for board candidates, including that a director must represent the interests of all stockholders and not serve for the purpose of favoring or advancing the interests of any particular stockholder group or other constituency.

All stockholder nominating recommendations must be in writing, addressed to the Nominating and Corporate Governance Committee in care of Jabil's Corporate Secretary at Jabil's principal headquarters, at 10560 Dr. Martin Luther King, Jr. Street North, St. Petersburg, FL 33716. Submissions must be made by mail, courier or personal delivery. E-mailed submissions will not be considered. If a recommendation is submitted by a group of two or more stockholders, the information regarding recommending stockholders must be submitted with respect to each stockholder in the group. Acceptance of a recommendation for consideration does not imply that the Nominating and Corporate Governance Committee will nominate the recommended candidate. In addition to proposing nominees for consideration to the Nominating and Corporate Governance Committee, stockholders may also directly propose nominees for consideration at an annual meeting of stockholders. The requirements and procedures to be followed by stockholders for directly nominating directors are discussed under "Deadline for Receipt of Stockholder Proposals."

A nominating recommendation must be accompanied by the following information concerning each recommending stockholder:

- the name and address, including telephone number, of the recommending stockholder;
- the number of Jabil's shares owned by the recommending stockholder and the time period for which such shares have been held;
- if the recommending stockholder is not a stockholder of record, a statement from the record holder of the shares (usually a broker or bank) verifying the holdings of the stockholder and a statement from the recommending stockholder of the length of time that the shares have been held (alternatively, the stockholder may furnish a current Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed with the SEC reflecting the holdings of the stockholder, together with a statement of the length of time that the shares have been held); and
- a statement from the recommending stockholder as to whether the recommending stockholder has a good faith intention to continue to hold the reported shares through the date of Jabil's next annual meeting of stockholders.

A nominating recommendation must be accompanied by the following information concerning the proposed nominee:

- the information required by Item 401 of SEC Regulation S-K (generally providing for disclosure of the name, address, any arrangements or understanding regarding nomination and five-year business experience of the proposed nominee, as well as information regarding certain types of legal proceedings within the past ten years involving the nominee);
- the information required by Item 403 of SEC Regulation S-K (generally providing for disclosure regarding the proposed nominee's ownership of securities of Jabil);
- the information required by Item 404 of SEC Regulation S-K (generally providing for disclosure of transactions between Jabil and the proposed nominee valued in excess of $120,000 and certain other types of business relationships with Jabil);
- a description of the relationships between the proposed nominee and the recommending stockholder and any agreements or understandings between the recommending stockholder and the nominee regarding the nomination;
- a description of all relationships between the proposed nominee and any of Jabil's competitors, customers, suppliers, labor unions or other persons with special interests regarding Jabil known to the recommending stockholder or director in Jabil's filings with the SEC;
- a statement supporting the recommending stockholder's view that the proposed nominee possesses the minimum qualifications prescribed by the Nominating and Corporate Governance Committee for nominees or directors from time to time, including those that may be set forth in Jabil's Corporate Governance Guidelines, and briefly describing the contributions that the nominee would be expected to make to the Board of Directors and to the governance of Jabil;
- a statement as to whether, in the view of the recommending stockholder, the nominee, if elected, would represent all stockholders and not serve for the purpose of advancing or favoring any particular stockholder or other constituency of Jabil; and
- the consent of the proposed nominee to be interviewed by the Nominating and Corporate Governance Committee, if the Nominating and Corporate Governance Committee chooses to do so in its discretion (and the recommending stockholder must furnish the proposed nominee's contact information for this purpose), and, if nominated and elected, to serve as a director of Jabil.

Majority Voting for Directors

Our directors are elected in uncontested elections by a majority vote. In contested director elections, the plurality standard will apply, which means the nominees receiving the greatest numbers of votes will be elected to serve as directors.

To be elected in an uncontested election, the votes "for" a director must exceed 50% of the votes actually cast with respect to the director's election. Votes actually cast include votes where the authority to cast a vote for the director's election is explicitly withheld and exclude abstentions with respect to that director's election, so abstentions and any broker non-votes will have no effect on the election of directors. If an incumbent director is not elected and no successor has been elected at the meeting, he or she shall promptly tender his or her conditional resignation following certification of the vote. The Nominating and Corporate Governance Committee shall consider the resignation offer and recommend to the Board of Directors whether to accept such offer. The Board will endeavor to act on the recommendation within 90 days following the recommendation. Thereafter, the Board will promptly disclose its decision whether to accept the director's resignation offer (and the reasons for rejecting the offer, if applicable) in a Current Report on Form 8-K or by a press release. If the Board does not accept the resignation, the director will continue to serve until the next annual meeting and until a successor has been elected and qualified or until his or her earlier death, resignation or removal. If the Board accepts the resignation, then the Board, in its sole discretion, may fill any resulting vacancy or may decrease the size of the Board.

The election of directors at this year's Annual Meeting is an uncontested election and thus the majority voting standard applies.

Determinations of Director Independence

In October 2013, the Board of Directors undertook its annual review of director independence. For a director to be considered independent, the Board must determine that the director does not have a material relationship with Jabil and is otherwise independent under the listing standards of the NYSE. As required by the NYSE listing standards, the Board considers all material relevant facts and circumstances known to it in making an independence determination, both from the standpoint of the director and from that of persons or organizations with which the director has an affiliation. As a result of this review, the Board determined that the following directors are independent: Martha F. Brooks, Mel S. Lavitt, Lawrence J. Murphy, Frank A. Newman, Steven A. Raymund, Thomas A. Sansone, and David M. Stout. As required by applicable law, the Board will make and publicly disclose its independence determination for each director when the director is first elected to the Board and annually thereafter for all nominees for election as directors.

For fiscal 2013, the Board of Directors evaluated and considered a relationship when determining the independence of Mr. Sansone. As previously disclosed, an entity controlled by Mr. Sansone ("Tomcat") had an agreement with Jabil at market-competitive rates for the limited use of Jabil's flight crew to operate a non-Jabil aircraft for non-Jabil use. This agreement terminated on October 31, 2012. Tomcat paid Jabil approximately $17,352.26 for such flight crew's services during the 2013 fiscal year.

Board of Directors Meetings During Fiscal 2013

The Board of Directors held a total of four meetings and took action by written consent three times during fiscal 2013. All directors attended 75% or more of the aggregate number of Board and committee meetings. The Chairman of the Board presides over all meetings of the Board.

Policy Regarding Attendance at Annual Meeting of Stockholders

Jabil's Corporate Governance Guidelines require all directors to endeavor to attend all annual meetings of stockholders, absent unanticipated personal or professional obligations which preclude them from doing so. To facilitate such attendance, Jabil schedules a regular meeting of the Board of Directors on the same date as the annual meeting. All of Jabil's directors attended the previous Annual Meeting of Stockholders.

Communication with the Board of Directors

Communications directed to any director, or any group of directors, must be in writing and sent certified mail to 10560 Dr. Martin Luther King, Jr. Street North, St. Petersburg, Florida 33716, Attention: Corporate Secretary. All communications must be accompanied by the following information:

- if the person submitting the communication is a stockholder, a statement of the type and amount of shares of Jabil that the person holds;

- if the person submitting the communication is not a stockholder and is submitting the communication as an interested party to an independent director, or the independent directors as a group, the nature of the person's interest in Jabil;
- any special interest, meaning an interest not in the capacity of a stockholder of Jabil, of the person in the subject matter of the communication; and
- the name, address, telephone number and e-mail address, if any, of the person submitting the communication.

Jabil's Corporate Secretary reviews all such correspondence and regularly forwards to the Board of Directors copies of all correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or committees thereof or that the Corporate Secretary otherwise determines requires their attention. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Chairman of the Audit Committee and are handled in accordance with procedures established by the Audit Committee with respect to such matters.

Code of Business Conduct and Ethics and Senior Code

Jabil has adopted a Code of Business Conduct and Ethics, which applies to all directors, officers and employees. In addition, Jabil has adopted a senior code of ethics titled "Code of Ethics for the Principal Executive Officer and Senior Financial Officers of Jabil" that applies to the principal executive officer, president, principal financial officer, principal accounting officer and controller. The text of both documents can be found in the Investor Relations/ Corporate Governance section of Jabil's website (www.jabil.com). Jabil anticipates that in the event any waivers from its Code of Ethics for the Principal Executive Officer and Senior Financial Officers are granted, notice of any such waiver will be posted on its website.

Compensation Committee Interlocks and Insider Participation

Jabil's Compensation Committee was formed in November 1992 and is currently composed of Mr. Lavitt, Mr. Murphy and Mr. Stout. No member of the Committee who served during fiscal 2013 is currently or was formerly an officer or an employee of Jabil or its subsidiaries. There are no compensation committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Exchange Act.

Related Party Transactions

Related Party Transactions Policy. Our Board of Directors has adopted a written policy governing the approval of related party transactions. "Related Party Transactions" are transactions in which Jabil is a participant, the amount involved exceeds $120,000 and a "related party" had, has or will have a direct or indirect material interest. "Related parties" are Jabil's directors (including any nominees for election as directors), its executive officers, any stockholder who beneficially owns more than 5% of Jabil's outstanding common stock, and any firm, corporation, charitable organization or other entity in which any of the persons listed above is an officer, general partner or principal or in a similar position or in which the person has a beneficial ownership interest of 10% or more. Under the Related Party Transactions Policy, Jabil's General Counsel (or its Chief Executive Officer if the related party is the General Counsel or an immediate family member of the General Counsel's) will review potential Related Party Transactions to determine if they are subject to the Policy. If so, the transaction will be referred to the Audit Committee for approval or ratification. If, however, the General Counsel determines that it is not practical to wait until the next Committee meeting, the Committee's chair shall have the authority to act on behalf of the Committee in approving or ratifying a Related Party Transaction (unless the Audit Committee chair is a Related Party in the Related Party Transaction). In determining whether to approve a Related Party Transaction, the Committee (or, as applicable, the Committee chair) will consider, among other things, the benefits of the transaction to Jabil, the potential effect of entering into the transaction on a director's independence, the availability of other sources for the products or services, the terms of the transaction and the terms available to unrelated third parties generally. The Audit Committee has authority to administer the Related Party Transactions Policy and to amend it as appropriate.

Certain Related Party Transactions. Charles A. Main, a brother of Timothy L. Main, a director of Jabil and the former Chief Executive Officer and President, is employed by Jabil's Materials Technology Services group as Vice President, Global Business Unit. His compensation for fiscal 2013 consisted of the following items: regular base salary earnings of $263,000, a bonus of $405,020, a total of 15,520 equity grants (consisting of performance-based and time-based restricted stock units) whose aggregate grant date fair value was $273,152, a $10,209 contribution by Jabil on his behalf to his 401(k) plan account, a cost of living adjustment and a housing allowance totaling $46,879, tax preparation fees and payment of a tax extension totaling $23,350, and a tax gross up of $27,234 for total compensation of $1,048,844.

Director Compensation

It is the general practice of the Board that compensation for non-management directors be a mix of cash and equity. For fiscal 2013, the non-management directors received the following annual retainers, payable in cash quarterly:

Position	Annual Retainer ($)
Board membership fee (non-management directors only)	58,000
Chairman of the Board	75,000
Audit Committee - Chair	30,000
Audit Committee - other members	15,000
Compensation Committee - Chair	20,000
Compensation Committee - other members	10,000
Nominating and Corporate Governance Committee - Chair	10,000
Nominating and Corporate Governance Committee – other members	5,000

No director currently receives any additional cash compensation for attendance at Board or committee meetings. Directors are entitled to reimbursement for expenses incurred in connection with their attendance at Board and committee meetings. In addition, non-employee directors are eligible to receive awards under the 2011 Stock Award and Incentive Plan. For fiscal 2013, each non-employee director received 8,500 time-based restricted stock units ("RSUs"), which vested on August 31, 2013 provided that the director continued to serve on that date.

Director Compensation in Fiscal 2013

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Total ($)
Timothy L. Main	66,500	---	66,500
Thomas A. Sansone	68,000	149,600	217,600
Martha F. Brooks	73,000	149,600	222,600
Mel S. Lavitt	73,000	149,600	222,600
Mark T. Mondello	---	---	---
Lawrence J. Murphy	68,000	149,600	217,600
Frank A. Newman	73,000	149,600	222,600
Steven A. Raymund	88,000	149,600	237,600
David M. Stout	83,000	149,600	232,600

(1) As of the end of fiscal 2013, the following non-employee directors had outstanding option awards: Mr. Lavitt - 25,000; Mr. Main – 275,000; Mr. Murphy - 25,000; Mr. Newman - 25,000; Mr. Raymund - 25,000; and Mr. Sansone -25,000.

(2) Amounts shown under the "Stock Awards" column reflect the aggregate grant date fair value of the award pursuant to ASC 718. For all of the directors who received a stock award in fiscal 2013, this amount was determined by multiplying the total number of RSUs awarded, 8,500, by the closing stock price on the date of grant (October 16, 2012) of $17.60, and is the aggregate amount of expense that will be recognized by us for financial statement reporting purposes in accordance with ASC 718 over the requisite service period of the award granted. The assumptions used for the valuations are set forth in Note 10 to our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended August 31, 2013. These awards vested on August 31, 2013.

PROPOSAL No. 1
Election of Directors

Nominees

Nine directors are to be elected at the Annual Meeting. Jabil's Board of Directors has authorized the nomination at the Annual Meeting of the persons named herein as candidates. Unless otherwise instructed, the proxy holders will vote the proxies received by them for Jabil's nine nominees named below, all of whom are presently directors of Jabil. If any nominee of Jabil is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. Jabil is not aware of any nominee who will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next annual meeting of stockholders and until a successor has been elected and qualified, or until his or her earlier death, resignation or removal.

Information regarding Jabil's nominees for director is set forth below:

Name	Age	Principal Position	Director Since
Martha F. Brooks	54	Director	2011
Mel S. Lavitt	76	Director	1991
Timothy L. Main	56	Chairman	1999
Mark T. Mondello	49	Director, Chief Executive Officer	2013
Lawrence J. Murphy	71	Director	1989
Frank A. Newman	65	Director	1998
Steven A. Raymund	58	Director	1996
Thomas A. Sansone	64	Vice Chairman	1983
David M. Stout	59	Director	2009

Except as set forth below, each of the nominees has been engaged in his or her principal occupation during the past five years. There are no family relationships among any of the directors and executive officers of Jabil. There are no arrangements or understandings between any of the persons nominated to be a director and any other persons pursuant to which any of such nominees was selected. A majority of the directors are "independent" as defined in the applicable listing standards of the NYSE.

Board Composition

We believe that our directors should possess certain personal characteristics and competencies, which include high ethical standards, integrity, the willingness to be accountable for their decisions, providing informed judgment on a broad range of issues, being financially literate, acting with mature confidence which involves the ability to participate in open discussion, expecting high performance, and being passionate and creative. Additionally, the individuals that comprise the board should, as a group, represent a diverse mix of backgrounds, skills and expertise, with the ability to contribute their knowledge in such areas as accounting and finance, business judgment, management, crisis response, industry knowledge, international markets, and leadership, strategy and vision. We believe that the nominees we are presenting for directors possess these characteristics and contribute to the diverse mix that we seek for our board as a whole.

Martha F. Brooks. Ms. Brooks is currently a Director of Bombardier Inc., Harley-Davidson, Inc., and Algeco Scotsman Holding S.A.R.L. She was also a Director of International Paper from 2003 to 2009. From 2007 to 2009, Ms. Brooks served as President and Chief Operating Officer of Novelis Inc., a global leader in aluminum rolling and recycling. She served as Chief Operating Officer of Novelis from 2005 to 2007, after Alcan Inc. completed a spinoff of Novelis. From 2002 to 2004, Ms. Brooks served as CEO, Americas and Asia Rolled Products Business and Senior Vice President of Alcan Inc. In addition, she was Vice President of Cummins Inc. from 1996 to 2002. Ms. Brooks holds a B.A. in Economics and Political Science and an M.B.A. in International Business from Yale University. We believe that Ms. Brooks' extensive business experience and service on boards of other publicly-traded companies qualify her for re-election to the Board.

Mel S. Lavitt. Mr. Lavitt has served as a director of Jabil since 1991. Currently, Mr. Lavitt is a Senior Advisor to Needham & Company, LLC, an investment bank. He is also the Managing Member of The Lavitt Group L.L.C., a financial consulting firm and serves as Chairman on the Board of Directors of the Utah Governor's Office of Economic Development. In addition, Mr. Lavitt is an Advisory Director at Xavient Information Systems, a Board Member at Utah Capital Investment Corporation (Utah Fund of Funds), a Trustee of EDCUtah, and is on the Government Herbert Economic Council. From July 2007 to June 2008, Mr. Lavitt held several positions with GC Capital Management LLC, a registered advisory firm, including Co-Managing Partner and Senior Advisor. Mr. Lavitt served as a Managing Director at the investment banking firm of C.E. Unterberg, Towbin (or its predecessor) from 1992 (and also as Vice Chairman beginning in December 1999) until July 2007. From 1987 until 1992, Mr. Lavitt was President of Lavitt Management, a business consulting firm. From 1978 until 1987, Mr. Lavitt served as an Administrative Managing Director for the investment banking firm of L.F. Rothschild, Unterberg, Towbin, Inc. Mr. Lavitt is a graduate of Brown University. We believe that Mr. Lavitt's business background and experience, including years of service as an investment banker, enhance his ability to analyze and contribute valuable and unique insights on matters including those relating to capital structure and financing, which therefore qualify him for re-election to the Board.

Timothy L. Main. Mr. Main served as Chief Executive Officer of Jabil from 2000 until March 1, 2013, and as a director since 1999. He currently serves as Chairman of the Board. He joined Jabil in 1987 as a Production Control Manager, was shortly thereafter promoted to Operations Manager in 1987, to Project Manager in 1989, to Vice President Business Development in 1991, and to Senior Vice President, Business Development in 1996 and President in 1999. Prior to joining Jabil, Mr. Main was a commercial lending officer, international division for the National Bank of Detroit. Mr. Main earned a B.S. from Michigan State University and Master of International Management from the American Graduate School of International Management (Thunderbird). We believe that Mr. Main's extensive history and experience with Jabil, including his current service as our Chairman of the Board and prior service as Chief Executive Officer of Jabil qualify him for re-election to the Board.

Mark T. Mondello. Mr. Mondello has served as Chief Executive Officer since March 1, 2013. Mr. Mondello was promoted to Chief Operating Officer in November 2002. Mr. Mondello joined Jabil in 1992 as a manufacturing supervisor and was promoted to Project Manager in 1993. Mr. Mondello was named Vice President, Business Development in 1997 and served as Senior Vice President, Business Development from January 1999 through November 2002. Prior to joining Jabil, Mr. Mondello served as project manager on commercial and defense-related aerospace programs for Moog, Inc. He holds a B.S. in Mechanical Engineering from the University of South Florida. We believe that Mr. Mondello's current service as Chief Executive Officer of Jabil qualifies him for re-election to the Board.

Lawrence J. Murphy. Mr. Murphy is an independent business consultant focusing on mergers and acquisition related matters and has served as a director of Jabil since 1989 and as an independent consultant to Jabil from 1997 until 2004. From 1992 until 1997, Mr. Murphy served as a director of Core Industries, a diversified conglomerate where he held various executive level positions since 1981, including Executive Vice President and Secretary. Prior to joining Core Industries, Mr. Murphy was a practicing attorney at the law firm of Bassey, Selesko, Couzens & Murphy, P.C. and a certified public accountant with the accounting firm of Deloitte & Touche. Mr. Murphy is currently a member of the Board of Advisors for Baker Financial, a financial consulting services firm and the McCoig Group, a privately-held ready-mix concrete company based in Michigan. Mr. Murphy holds a Bachelor of Science in Accounting and a Juris Doctorate in law. We believe that Mr. Murphy's business and legal experience, long-standing service as a Jabil director, financial accounting and management expertise, as well as his prior service as an independent consultant to Jabil, all qualify him for re-election to the Board.

Frank A. Newman. Mr. Newman has served as a director of Jabil since 1998. Since May 2012, he has been President and Chief Executive Officer (initially as the non-executive interim Chief Executive Officer before transitioning to the full-time position of President and Chief Executive Officer) of the Stow Company in Holland, Michigan. Mr. Newman served as Chairman of Medical Nutrition USA, Inc., a nutrition-medicine company, from 2003 to February 2011 and its Chief Executive Officer from 2002 to February 2011. From 2001 until 2002, Mr. Newman was a private investor and advisor to health care and pharmaceutical companies. From 2000 until 2001, Mr. Newman was President, Chief Executive Officer and a director of more.com, an Internet pharmacy company. From 1993 until 2000, Mr. Newman was the President, Chief Operating Officer and a director of Eckerd Corporation, a retail drug store chain, and was its Chief Executive Officer from 1996 until 2000 and its Chairman of the Board of Directors from 1997 until 2000. From 1986 until 1993, Mr. Newman was the President, Chief Executive Officer and a director of F&M Distributors, Inc., a retail drug store chain. We believe that Mr. Newman's extensive business experience, including his prior service as the chief executive officer of publicly-traded companies, knowledge of our Company, service on boards of other publicly-traded companies and proven leadership ability qualify him for re-election to the Board.

Steven A. Raymund. Mr. Raymund has served as a director of Jabil since 1996. Mr. Raymund currently serves as Chairman of the Board of Directors of Tech Data Corporation and is also a director of WESCO International, Inc. Mr. Raymund began his career at Tech Data Corporation, a distributor of personal computer products, in 1981 as Operations Manager. He became Chief Operating Officer in 1984 and was promoted to the position of Chief Executive Officer of Tech Data Corporation in 1986, serving until his resignation in October 2006. Mr. Raymund holds a Bachelor of Science in Economics from the University of Oregon, and a Master's Degree in International Politics, Georgetown University, School of Foreign Services. We believe that Mr. Raymund's extensive business experience, including his former service as the chief executive officer of a publicly-traded company, knowledge of our Company, service on boards of other publicly-traded companies and service leading the Audit Committee qualify him for re-election to the Board.

Thomas A. Sansone. Mr. Sansone served as President of Jabil from 1988 to 1999 when he became Vice Chairman of the Board. Mr. Sansone joined Jabil in 1983 as Vice President and has served as a director since that time. Prior to joining Jabil, Mr. Sansone was a practicing attorney with a specialized practice in taxation. He holds a B.A. from Hillsdale College, a J.D. from Detroit College of Law and an LL.M. in taxation from New York University. We believe that Mr. Sansone's business and legal experience, including his prior service as President of Jabil, qualify him for re-election to the Board.

David M. Stout. Mr. Stout became a director of Jabil in September 2009. He is also currently a director of Airgas, Inc., NanoBio Corporation, and Shire PLC. From 2003 to 2008, Mr. Stout was President, Pharmaceuticals, GlaxoSmithKline, with responsibility for global pharmaceutical operations. From 1999 to 2003, he served as President of U.S. Pharmaceuticals. From 1996 until 1998, he served as Senior Vice President and Director, Sales and Marketing-U.S., for SmithKline Beecham. From 1994 until 1996, Mr. Stout was President of Schering Laboratories, a division of Schering-Plough Corporation and held various executive and sales and marketing positions with Schering-Plough from 1979. Mr. Stout holds a Bachelor of Science in Biology from Western Maryland College. We believe that Mr. Stout's extensive business experience and service on boards of other publicly-traded companies qualify him for re-election to the Board.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL No. 2
Ratification of Appointment of Independent Registered Certified Public Accounting Firm

In October 2013, the Audit Committee approved the selection of Ernst & Young LLP ("E&Y") to serve as Jabil's independent registered certified public accounting firm for the fiscal year ending August 31, 2014.

The audit reports of E&Y on the consolidated financial statements of Jabil and its subsidiaries as of and for the year ended August 31, 2013 and the effectiveness of internal control over financial reporting as of August 31, 2013 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended August 31, 2013, and the subsequent interim period through the filing of Jabil's Form 10-K for the fiscal year ended August 31, 2013 on October 28, 2013, there were (i) no disagreements between Jabil and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of E&Y would have caused E&Y to make reference thereto in their reports on the consolidated financial statements for such years, and (ii) no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Representatives of E&Y are expected to be present at the Annual Meeting, will have the opportunity to make a statement and will be available to respond to questions.

Audit Committee Report

Jabil Circuit, Inc.'s Audit Committee serves to assist Jabil's Board in fulfilling the oversight responsibilities it has under the law with respect to financial reports and other financial information provided by Jabil to the public, Jabil's systems of internal controls regarding finance and accounting that management and the Board have established and Jabil's auditing, accounting and financial reporting processes generally.

The Audit Committee is composed solely of independent directors, as defined in the listing standards of the New York Stock Exchange, as well as other statutory, regulatory and other requirements applicable to Jabil.

The Audit Committee operates under a written charter adopted by the Board, a copy of which is available in the Investor Relations section of Jabil's website (www.jabil.com). The Audit Committee annually reviews and assesses the adequacy of its charter in order to insure early or timely compliance with statutory, regulatory, listing and other requirements applicable to Jabil.

Jabil's management has primary responsibility for the preparation, presentation and integrity of Jabil's financial statements and its financial reporting process, including internal control over financial reporting. Jabil's independent registered certified public accounting firm is responsible for expressing an opinion on the effectiveness of Jabil's internal control over financial reporting and conformity of Jabil's financial statements with United States generally accepted accounting principles. The Audit Committee members are not professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management or the independent registered certified public accounting firm.

The Audit Committee has the authority and responsibility to select, evaluate and, when appropriate, replace the independent registered certified public accounting firm. The Audit Committee also has periodic discussions with management and the independent registered certified public accounting firm with regard to the quality and adequacy of Jabil's internal controls. Management's and the independent registered certified public accounting firm's presentations to, and discussions with, the Audit Committee also cover various topics and events that may have significant financial impact or are the subject of discussions between management or the independent registered certified public accounting firm.

For fiscal 2013, E&Y has acted as Jabil's independent registered certified public accounting firm.

In this context, the Audit Committee reports as follows:

(1) The Audit Committee has reviewed and discussed the audited financial statements with Jabil's management and E&Y.

(2) The Audit Committee has discussed with E&Y the matters required to be discussed under Public Company Accounting Oversight Board Auditing Standard 16.

(3) The Audit Committee has received and reviewed the written disclosures and the letter from E&Y required by the applicable requirements of the Public Company Accounting Oversight Board Rule regarding the

independent accountant's communications with the Audit Committee concerning independence and has discussed with E&Y its independence from Jabil.

(4) Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to Jabil's Board, and the Board has approved, that the audited financial statements be included in Jabil's Annual Report on Form 10-K for the fiscal year ended August 31, 2013, for filing with the SEC.

(5) The Audit Committee has appointed E&Y as Jabil's independent registered certified public accounting firm for the fiscal year ending August 31, 2014.

Submitted by the Audit Committee:
Steven A. Raymund, Chair
Frank A. Newman
Martha F. Brooks

The information contained in the above Audit Committee Report shall not be deemed "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into such filings.

Principal Accounting Fees and Services

The following table presents fees for professional audit services rendered by E&Y for the audit of Jabil's annual financial statements for the fiscal years ended August 31, 2013 and August 31, 2012, and fees billed for other services rendered by E&Y during those periods.

Fee Category	Fiscal 2013 Fees	Fiscal 2012 Fees
Audit Fees	$6,554,000	$4,881,000
Audit-Related Fees	$1,784,000	$0
Tax Fees	$4,011,000	$2,923,000
All Other Fees	$0	$13,000
Total Fees	$12,349,000	$7,817,000

Audit Fees. Consists of fees billed for professional services rendered for the audit of Jabil's consolidated financial statements, the effectiveness of internal control over financial reporting and review of the interim financial statements included in quarterly reports and services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Jabil's financial statements and are not reported under "Audit Fees." These services include attest services that are not required by statute or regulation and consultations regarding financial accounting and reporting standards.

Tax Fees. Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, and tax planning (domestic and international).

All Other Fees. Consists of fees billed for professional services for advice on HR administration and process for employment.

Policy on Audit Committee Pre-Approval of Audit, Audit-Related and Permissible Non-Audit Services

The Audit Committee's policy is to pre-approve all audit, audit-related and permissible non-audit services provided by the independent registered certified public accounting firm in order to assure that the provision of such services does not impair the auditor's independence. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Management is required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered certified public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. During fiscal 2013, all services were pre-approved by the Audit Committee in accordance with this policy.

Recommendation of the Board of Directors

If the stockholders do not approve the selection of E&Y, the appointment of the independent registered certified public accounting firm will be reconsidered by the Audit Committee of the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

PROPOSAL No. 3
Advisory Vote on Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules issued by the SEC require that we provide our stockholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our NEOs, as disclosed in this proxy statement.

Stockholders are urged to read the "Compensation Discussion and Analysis" section, the compensation tables and the accompanying narrative disclosure set forth in this proxy statement. As described in detail in the "Compensation Discussion and Analysis" section, we believe our compensation programs are predominantly performance-based, and are designed to attract, retain and motivate our NEOs, who are critical to our success, and to align their interests with those of our stockholders. The compensation program for our NEOs is composed of the following features, among others:

- Our Compensation Committee is composed solely of independent directors. The Committee has established a process for determining compensation for our NEOs, which includes advice from an independent compensation consultant and a review of compensation practices at peer group companies.

- Our Compensation Committee engages in a robust and comprehensive annual review of the Company's performance metrics and goals in an attempt to ensure that they properly motivate and incent our NEOs to implement our long-term strategy and position Jabil for increased profitability and greater financial strength.

- A substantial portion of the compensation payable to our NEOs is performance-based, including our annual cash incentive program, our performance-based restricted stock unit awards and our long-term cash incentive awards, which vest over multi-year performance periods, if at all. Over 80% of our NEOs' target compensation is linked to Jabil's business and stock price performance.

- Our compensation philosophy is to pay for performance. The following are highlights of Jabil's performance in fiscal 2013:
  - Net revenue for four consecutive years has been the highest in our history, with fiscal 2013 increasing 6.4% over fiscal 2012.
  - Fiscal 2013 cash flow from operations was 1.2 billion, exceeding our target of $1 billion.
  - Core return on invested capital for purposes of compensation (please see the "Compensation Discussion and Analysis" section for an explanation of how we calculate this amount) was 19.3%.
  - $196 million in capital was returned to stockholders through dividends and share-repurchases.
  - Three and five-year total shareholder return ("TSR") of 133.2% and 50.3% respectively significantly outpaced the S&P 500 Index three-year and five-year TSR of 66.0% and 42.3%.

- We believe the payout levels in relation to our performance demonstrate that our goals are set at challenging levels. All of our NEOs received an annual cash incentive awards for fiscal 2013 that paid out at below target levels. The CEO received a cash incentive award payout at 11% of target, and the four other NEOs received cash incentive award payouts ranging from 11% to 98% of target.

- We have stock ownership requirements for our NEOs.

- We employ our NEOs "at will" without guaranteed employment, severance or change in control agreements.

- We generally do not pay any material perquisites to our NEOs other than costs associated with expatriate relocation at Jabil's request.

We are asking our stockholders to indicate their support for our NEO compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, provides our stockholders with the opportunity to express their views on our NEOs' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to Jabil's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

This vote is advisory, and therefore not binding on Jabil, the Compensation Committee or the Board of Directors. However, the Compensation Committee will consider the outcome of the vote when considering future executive compensation arrangements.

We currently hold our say-on-pay vote every year. Stockholders will have an opportunity to cast an advisory vote on the frequency of say-on-pay votes at least every six years. The next advisory vote on the frequency of the say-on-pay vote will occur no later than the January 2018 annual meeting of stockholders.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL No. 4
Transaction of Such Other Business as May Properly Come Before the Annual Meeting, Including any Adjournment Thereof

The Board does not know of any matter for action by stockholders at the Annual Meeting other than Proposals 1, 2, and 3. The enclosed proxy card, however, will confer discretionary authority to the persons named in the proxy card (Robert L. Paver and Forbes I.J. Alexander, or either of them) with respect to matters which are unknown at the date of printing this proxy statement and which may properly come before the meeting (including any adjournment thereof). Messrs. Paver and Alexander intend to vote on any such matter in accordance with his or their judgment on such matter.

Recommendation of the Board of Directors

The Board of Directors believes that it is in Jabil's best interests to authorize Messrs. Paver and Alexander to vote on any matters which are unknown at the date of printing this proxy statement and which may properly come before the Annual Meeting (including any adjournment thereof).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Compensation Discussion and Analysis

Executive Summary

Jabil continues to deliver record financial performance, grow in targeted markets, and invest capital back into our business. Our three and five-year total shareholder returns outperformed the S&P 500 Index. Highlights include the following:

- Net revenue for each of the last four consecutive fiscal years has been the highest in Jabil's history, and was at $18.3 billion for fiscal 2013.
- Fiscal 2013 cash flow from operations, at $1.2 billion, exceeded our target of $1 billion.
- Core return on invested capital ("ROIC") was 21% in fiscal 2013 (as calculated for purposes of compensation, core ROIC was 19.3%).
- Due, in our opinion, to a strong balance sheet, we returned $196 million in capital to stockholders through dividends and share-repurchases in fiscal 2013.
- Jabil's three-year and five-year total shareholder return ("TSR") of 133.2% and 50.3% respectively significantly outpaced the S&P 500 Index three-year and five-year TSR of 66.0% and 42.3%.

We believe that our executive compensation program effectively motivates our executives to influence the achievement of our financial and operating results and promote Jabil's short and long-term success, which will lead to a long-term increase in value for our stockholders. A majority of our Named Executive Officer ("NEO") compensation is at risk and tied to performance-based metrics. Our compensation program is designed to incent our executives to execute on a strategy that focuses on achieving earnings growth, increasing profit margin and return on invested capital, and improving other financial and operating metrics (as discussed further below, annual cash incentives are based upon core, rather than GAAP, metrics).

Fiscal 2013 Compensation Program

As a result of the planned retirement of its Chief Executive Officer and President, Mr. Timothy Main, during fiscal 2013, Jabil underwent changes in its executive leadership. Mr. Mark Mondello, Jabil's long-time Chief Operating Officer, became Chief Executive Officer. The roles, responsibilities, and areas of influence of several executive and senior officers changed, affecting titles and those with executive officer status, and, in some cases, resulting in adjustments to compensation to fit these new roles. As a result, Mr. Hwai Hai Chiang is no longer an executive officer and Mr. Joseph McGee, Executive Vice President, Strategic Planning and Development, is an executive officer, warranting his consideration as a NEO. These changes are noted within the "Compensation Discussion and Analysis" and the compensation tables.

The philosophies underlying the fiscal 2013 compensation program did not change from the prior year - that compensation should be closely linked to Company performance, motivate the executives to implement our business strategy, reward actual results achieved, and emphasize the achievement of stockholder value. A significant portion of each NEO's compensation package contains long-term equity-based incentives, which give the NEOs a considerable stake in delivering stockholder value.

The annual cash incentive awards for the NEOs were to be earned based on the achievement of a combination of the following corporate metrics: core operating income, core operating profit margin, core ROIC, individual objectives and, for the NEO responsible for a specific division, the following group metrics: core operating income, core operating profit margin and net ROIC. The definitions of these metrics for compensation purposes are set forth in "NEO Annual Cash Incentives". The Committee believes these metrics are key in implementing short and long-term strategic plans and in measuring the executives' progress, and that our executives' performance can directly impact the results of these metrics.

The NEOs' performance-based equity and long term cash incentive awards granted in fiscal 2013 will vest, if at all, based on cumulative core earnings per share ("EPS") over a multi-year period. The definition of this metric for compensation purposes is set forth in "NEO Long-Term Incentives". The performance goals were set at what the

Compensation Committee believed ranged from a moderate to a high degree of difficulty. For the fiscal 2013 equity-based grant, the potential number of shares earned is capped at 100% achievement as opposed to previous years in which achievement was capped at 150%. Two-thirds of equity-based awards granted to NEOs in fiscal 2013 were designed to vest based upon long-term financial performance. A long-term performance-based cash incentive was awarded in fiscal 2013 with the intent to incent management to achieve higher earnings per share results and to reward management if those results were achieved. In addition to performance-based compensation, the Committee awarded time-based restricted stock units ("RSUs") as a component of long-term equity compensation to attract and retain talent.

Pay for Performance Philosophy

One of our core philosophies is to pay for performance. We believe that the following charts and tables are helpful in illustrating that the actual compensation we have paid to our executives reflects this philosophy. These tables supplement the information in the Summary Compensation table, the Grants of Plan-Based Awards in Fiscal 2013 table, and the Outstanding Equity Awards at 2013 Fiscal Year End table.

The following chart illustrates how our NEOs' compensation ties to Jabil's financial performance over a period of several years. The compensation values in this chart (that is, salaries plus actual cash incentives received plus the grant date value of equity and equity-based awards) are those set forth in the Summary Compensation Table, excluding "All Other Compensation". For fiscal 2013, the five NEOs represented in the chart are those who were executive officers at the end of the fiscal year (Messrs. Mondello, Alexander, Muir, Peters, and McGee).



Core Operating Income (Non-GAAP)* vs. Total Compensation
Core Operating Income (Non-GAAP) ($Mil.)
Total Compensation ($Mil.)
$800.0
$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$246.8
$490.9
$715.2
$736.2
$623.0
$4.5
$9.8
$10.3
$9.2
$4.7
$2.1
$4.2
$4.0
$3.5
$2.4
2009
2010
2011
2012
2013
Core Operating Income (Non-GAAP)*
CEO Total Compensation
Avg. Other NEOs Total Compensation

*As defined for compensation purposes in "NEO Annual Cash Incentives"

Financial and operational performance in fiscal 2013 resulted in cash payouts to the NEOs under the annual cash incentive program ranging from 11% to 98% of the applicable target levels. We believe this range is a direct result of our philosophy of holding executives accountable for driving performance of the strategic and financial goals within their areas of influence. Table 1 illustrates the targeted versus actual payout of the performance-based annual cash incentives to the NEOs over the previous seven fiscal years (but only for those years they were NEOs).

Table 1: Annual Cash Incentive Achievement History

NEO	Fiscal Year	Cash Incentives Actual Payout Against Target
Mark T. Mondello *Chief Executive Officer*	2013	11.2%
	2012	77.2%
	2011	129.2%
	2010	200.0%
	2009	36.1%
	2008	11.6%
	2007	31.4%
Forbes I.J. Alexander *Chief Financial Officer*	2013	11.2%
	2012	77.2%
	2011	129.2%
	2010	200.0%
	2009	36.1%
	2008	11.6%
	2007	31.4%
William D. Muir, Jr. *Chief Operating Officer*	2013	11.2%
	2012	36.3%
	2011	92.3%
	2010	200.0%
	2009	33.7%
	2008	10.3%
	2007	39.2%
William E. Peters, *President*	2013	11.2%
Joseph A. McGee, *Executive Vice President, Strategic Planning and Development*	2013	30.5%
Timothy L. Main *Former Chief Executive Officer, President*	2013	11.2%
	2012	77.2%
	2011	129.2%
	2010	200.0%
	2009	36.1%
	2008	11.6%
	2007	31.4%
Hwai Hai Chiang *Executive Vice President, Chief Executive Officer, Materials Technology Services*	2013	97.6%
	2012	156.8%

Table 2 shows the achievement levels for performance-based awards over the last several years and that the actual value being delivered to the NEOs in the form of performance-based equity compensation has varied over these years.

Table 2: Performance-Based Awards Achievement History

	Performance Measures			
Fiscal Year	**CAGR of Core EPS *or* Cumulative Core EPS(1) (2)**	**Jabil TSR vs. S&P 500 (1)**	**Fiscal 2011 Core Operating Profit Margin (3)**	**Fiscal 2013 Long Term Cash**
2007	0% vested			
2008	150% vested	0% vested for the 1st and 3rd performance periods 50% vested for the 2nd performance period		
2009	200% vested	0% vested for the 1st and 2nd performance periods 50% for the 3rd performance period		
2010	200% vested	20% vested for the 1st performance period 50% for the 2nd performance period 30% for the 3rd performance period		
2011	150% vested		100% vested	
2012	Initial 3-year performance period remains open			
2013(4)	Initial 3-year performance period remains open			3-year performance period remains open

(1) These terms are defined and explained in detail in "Financial/Operational Goals of Performance Metrics – Definitions for Equity Incentive Metrics."
(2) In fiscal 2011 and in subsequent years, cumulative core EPS replaced core EPS Compound Annual Growth Rate (CAGR) as the performance metric.
(3) To focus NEOs on corporate core operating profit margin during an uncertain global economic environment, a one-time grant of performance-based RSUs was awarded with vesting based upon fiscal 2011 core operating profit margin.
(4) In fiscal 2013 NEOs were granted both equity-based and cash-based long-term incentive awards, which are discussed in greater detail in "NEO Long-Term Incentives."

We believe the above information shows that we emphasize at-risk, performance-based compensation that is payable based on targets that the Compensation Committee intends to be challenging. We also believe that our financial results demonstrate that the NEOs are making significant contributions to the success of Jabil and that our compensation strategy has been a contributing factor towards achieving certain of these successes, including a further improved balance sheet and broad-based capabilities to deliver innovative solutions.

Guiding Principles of the Executive Compensation Program

Annually, the Compensation Committee reviews its executive compensation philosophies which guide decisions regarding the executive compensation program. At the core of Jabil's compensation philosophies is the recognition that Jabil's executives play a key role in creating long-term stockholder value. The following table shows each of the guiding principles of the executive compensation program, the rationale for each principle and the elements of compensation that align with each principle:

Guiding Principles	Rationale	Elements of Compensation
Alignment with Stockholders' Interests	We seek to provide an appropriate link between compensation and the creation of long-term stockholder value. We believe executives' interests are more directly aligned with the interests of our stockholders when the compensation program: • emphasizes long-term financial performance, business objectives and the strategic focus of our businesses; • is significantly impacted by the value of our stock; and • results in a continuing significant ownership of our stock.	Long-term incentives
Pay for Performance	An effective way to reach short- and long-term financial and strategic objectives is to make a majority of an executive's overall target compensation dependent on the achievement of such objectives and on the performance of our stock. The portion of an executive's total compensation that varies with performance and the particular financial and operational incentive metrics should be a function of the executive's responsibilities and ability to drive and influence results. As an executive's responsibility and influence increase, so should the level of performance-based, at-risk compensation relative to the executive's base salary. While total compensation should be both competitive and tied to achievement of financial and strategic objectives, performance that exceeds target should be appropriately rewarded.	Cash short-term incentives and performance-based long-term incentives
Competitiveness	To attract highly qualified executives, motivate executives to perform at their highest levels and retain executives with the leadership abilities and skills necessary to drive and build long-term stockholder value, compensation must be competitive and reflect the value of each executive's position in the market and within Jabil.	Salary, cash short-term incentives, long-term incentives

Elements of the Executive Compensation Program

The Compensation Committee believes that the elements of the executive compensation program further our guiding principles. The following table summarizes the major elements of Jabil's executive compensation program and the purposes and values in using these elements:

Element	Purposes and Values
Salaries	• Provide a minimum fixed amount of compensation. • Reflect an officer's experience, business judgment, scope of responsibility, impact upon the organization and role in developing and implementing overall business strategy. • Recognize individual performance. • Are reviewed on a periodic basis and compared with salaries of comparable executives in the peer group and in compensation surveys.
Short-term Incentives	• Communicate strategic priorities and identify key financial and business objectives. • Motivate achievement of short-term or long-term objectives. • Are 100% at-risk, most of which have a minimum financial or operational threshold that must be achieved to receive any payout. • Target bonus opportunity payouts (as a percentage of salary) are compared with target bonus opportunity payouts (as a percentage of salary) of comparable executives in the peer group and/or compensation surveys. • Result in achievement that is variable, measured against a mix of multiple defined targets, with payouts ranging, in most cases, from 0% (below threshold performance) to a maximum of 200% of target payout. • Align chosen financial and other measures to an individual's scope of influence.
Long-term Incentives	• Motivate attainment of long-term financial goals and incent managerial action intended to increase long-term stock price appreciation. • Special equity awards may occur to promote a short-term focus on a specific financial objective, provided such short-term equity awards are infrequent. • Align executive's interests with those of our stockholders, particularly when combined with our executive stock ownership requirements. • Ensure majority of grants are at-risk and are tied to financial performance. • Reward long-term service and promote retention with vesting schedules that generally span several years. • The grant-date value of long-term incentives is influenced by market data of comparable executives in the peer group and in compensation surveys.

Balance of Elements. The Compensation Committee views all of the compensation elements together to set each NEO's total compensation each fiscal year. The allocation among elements varies for each NEO to reflect market practices and to place a greater percentage of compensation at risk as scope of authority and responsibilities increase. In addition, the Committee balances the compensation elements to motivate each NEO to achieve both long-term and short-term objectives. For our executives, this balance is typically attained by relying more heavily on equity and equity-based awards, as we believe this element has the strongest alignment to the achievement of stockholder value over the long term. The Committee's philosophy is that the cash short-term incentives' performance metric targets should appropriately balance the objectives of being challenging and motivating. Threshold and target levels are carefully established, and maximum achievement and payout levels are set as a way to avoid incenting unnecessary risk-taking. See also the discussion regarding compensation risks at "Risks in Compensation Practices."

The Executive Compensation Process

Jabil's executive compensation program is administered and overseen by the Compensation Committee with assistance from management and a compensation consultant selected and retained by the Committee. Generally, compensation amounts, metrics and vesting criteria are determined by analyzing, among other things, compensation data and pay practices from Jabil's peer group and broader compensation survey information, financial and strategic goals, and/or historical compensation data. Typically, annual salaries, cash short-term incentive payout targets, metrics, goals and weightings, and long-term incentive awards and performance goals for each fiscal year are set and awarded following the end of the previous fiscal year when data regarding the previous fiscal year's performance is available. If a NEO's role changes or an officer is promoted to a NEO position, compensation elements may be adjusted later in the fiscal year. In addition, the Committee solicits the opinions of the other Board members, considers outside counsel's legal advice, reviews ratings information from proxy advisory services, and inquiries regarding the accounting and tax treatment for the compensation program.

Role of Compensation Consultant. The Compensation Committee has the sole authority to hire, and to dismiss, its compensation consultant. Reports and advice from the consultant may be requested by the Committee and are shared with the Board and management at the Committee's discretion. The Committee has engaged Steven Hall & Partners ("SH&P") as its independent compensation consultant since March 2010. The types of services performed by SH&P during fiscal 2013 included attending all Committee meetings, either in person or telephonically, reviewing and validating the peer group, advising on design and implementation of incentive and equity plans, advising on prevailing equity grant practices, providing data regarding prevalent compensation practices and levels of pay, commenting on compensation-related disclosure, reviewing and commenting on the compensation philosophy, providing updates on regulatory and legislative changes impacting executive compensation, and facilitating the CEO evaluation and performance review process. SH&P has access to management, and interacts with management to gather compensation and performance information regarding Jabil, to develop concepts relating to potential compensation program designs, to ensure that compensation programs are administered in accordance with the decisions of the Committee and disclosed with high levels of transparency, and to ensure that accurate and timely information is presented to the Committee by SH&P and management. The Committee considers SH&P to be independent because SH&P performed no services for Jabil's management unrelated to services performed for the Compensation Committee. In fiscal 2013, the Compensation Committee reviewed and analyzed a number of factors, including those specified by SEC rule, and concluded that SH&P was independent and there was no conflict of interest raised as a result of any work performed by SH&P, directly or indirectly, for the Committee during fiscal 2013.

Role of Management. Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and Chief Human Resources Officer collectively make a recommendation to the Compensation Committee regarding compensation elements and amounts, and performance measures and targets for our executive incentive compensation programs (except for the CEO). This collective recommendation is based upon: (i) an annual performance review process, including assessment of the achievement of established financial and strategic business objectives and other accomplishments; (ii) Jabil's annual operating and strategic plans, targeted earnings, and overall and group financial performance; (iii) market data for relevant companies, which includes peer group data and broader compensation survey data; (iv) the executives' expected contributions in light of the responsibilities inherent in his or her position; and/or (v) guidelines established by institutional investors and proxy advisory firms.

Role of Compensation Committee. The Compensation Committee sets policies and gives direction to management on all material aspects of the executive compensation program. The Committee Charter, posted on our website at www.jabil.com, sets forth the Committee's responsibilities. The key goals of the compensation program are balanced with market data and Jabil's financial planning and expectations to determine each executive's compensation. The Committee makes compensation decisions for the NEOs for each of the compensation elements, establishes the short- and long-term financial metrics, weighting and targets, and grants long-term incentive awards. In making these decisions, the Committee reviews: (i) management's recommended amounts for each element of pay, and recommended performance metrics and targets for our incentive compensation programs; (ii) data and advice provided by the compensation consultant, including peer group and compensation survey data; (iii) the compensation history of each executive; (iv) the financial performance of Jabil's various operating segments; and/or (v) guidelines established by institutional investors and proxy advisory firms.

Competitive Benchmarking. The Compensation Committee periodically reviews compensation data and pay practices from both Jabil's peer group and broader compensation survey data as part of its decision-making process. While the Committee reviews compensation data with a view to confirming that a given executive's compensation is competitive, it retains discretion in setting an executive's compensation. As a result, compensation for an executive may differ materially from the peer group or survey data and is influenced by factors including past performance, experience, position, tenure, individual and organizational factors, retention needs and other factors. The Committee has adopted a target total cash compensation philosophy of setting opportunities such that NEO target total cash compensation (including annual salary and targeted short-term cash incentive payout) approximates the market median of the companies in the peer group and survey data if target performance is achieved. The Committee does not consider actual performance of the peer group companies when setting NEO compensation. Rather, it compares NEO total cash compensation payout opportunities at the target performance level to the target payout opportunities of comparable NEO positions at peer group companies when it establishes target total cash compensation at the beginning of the fiscal year. However, actual total cash compensation may range from below-the-market 25th percentile at the low end, to at or above-the-market 75th percentile at the high end depending on the actual level of financial performance achieved relative to pre-established goals. Long-term incentive awards granted to executives are made on a case-by-case basis and consider market data, financial performance, individual performance and potential, and aggregate share usage. The Committee also considers benchmarking information regarding competitive levels of total direct compensation (the sum of target total cash and long-term incentives) to provide context for its decisions on long-term incentive awards.

The Compensation Committee periodically evaluates and selects companies to include in the peer group it uses to assess the competitiveness of the NEO compensation program. With guidance from the compensation consultant and input and discussion with management, the Committee considers whether the mix of companies in the peer group produces valid information for assessing the market value of our executive positions. We intend that the peer group cumulatively has the following attributes, although a given company may not have all of the attributes: business operations in the industries and businesses in which we participate, global operations, similar annual revenue and/or market capitalization, and businesses that are complex and broad and/or compete with Jabil for executive talent. In April 2012, the Committee adopted a peer group for use when setting compensation for fiscal 2013 consisting of the following companies:

- Applied Materials, Inc.
- Avnet, Inc.
- Danaher Corporation
- Emerson Electric Company
- Qualcomm, Inc.
- Seagate Technology
- Texas Instruments, Inc.
- TE Connectivity Ltd. (previously known as Tyco Electronics, Ltd.)
- Arrow Electronics, Inc.
- Celestica, Inc.
- EMC Corporation
- Flextronics International
- Sanmina Corporation
- SYNNEX Corporation
- Tech Data Corporation
- Western Digital Corporation

The 16 companies in the peer group were used to set fiscal 2013 NEO target compensation with the only change from the previous year's peer group being the removal of Advanced Micro Devices as its revenues were relatively low compared to Jabil's projected fiscal 2013 projected revenue. When fiscal 2013 NEO target compensation was set, Jabil's revenue for the most recently completed fiscal year available was above the peer group median, ranking at the 61st percentile. The Committee's consultant compared Jabil's NEO target pay using the peer group as part of the Committee's process to establish NEO salaries, annual incentive targets and long-term incentive awards granted for fiscal 2013. The peer group NEO compensation data was supplemented by data from multiple executive compensation surveys. Some adjustments to NEO salaries and annual incentive targets were made based upon a competitive analysis using these sources of pay data. The Committee considered comparison data regarding long-term incentives for the NEOs as one factor, but did not strictly award grants with respect to peer group and survey data.

Setting of Salaries and Annual Cash Incentive Compensation. The Compensation Committee typically makes its decisions related to salaries and annual cash incentive targets at the start of each fiscal year. This timing allows the Committee to take into account Jabil's financial results in the prior fiscal year and the plans and expectations regarding the current fiscal year when establishing such salaries and targets. If a NEO's role changes or an officer is promoted to a NEO position, compensation elements may be adjusted later in the fiscal year. The Committee selected the performance metrics for the fiscal 2013 annual cash incentives pursuant to the Short-Term Incentive Plan approved by stockholders in January 2011.

Long-Term Incentive Compensation Award Practices. The annual grant cycle for grants of long-term incentive awards to our executives typically occurs at the start of each fiscal year following the completion and release of financial results for the preceding fiscal year, so that relevant information is available to the Compensation Committee and the market price of our common stock reflects this information. The dates for the meetings at which such grants are made are set well in advance of such meetings. The Committee may also make grants of long-term incentive awards at other times during the year due to special circumstances, such as a change in an officer role or to implement design changes to align compensation with strategic goals. We do not seek to time long-term incentive awards to take advantage of information, either positive or negative, about Jabil which has not been publicly disclosed.

In deciding the type and value of equity compensation to grant, the Compensation Committee typically considers Jabil's financial performance, the need to retain experienced and talented employees to execute the strategies of the business, the accounting and tax impacts of the grant, the dilutive effect to the stockholders, and the incentive opportunity Jabil desires to provide to the NEOs. For the fiscal 2013 long-term incentive awards to our NEOs, the Committee considered Jabil's financial performance, the executive's role and responsibilities, individual performance, internal equity and the level of previous long-term incentive awards. The Committee utilized peer group and compensation survey data to provide context for its determinations of these grants. In fiscal 2013, the

Committee also established a long-term cash incentive award to incent management to achieve, over a three-year period, higher earnings per share results and to reward management if those results were achieved, which is discussed in greater detail in "NEO Long-Term Incentives."

A majority of equity incentive awards granted to our NEOs are performance-based. Over the past several years, the Compensation Committee granted performance-based RSU awards conditioned on the compound annual growth rate in Jabil's core EPS over a minimum of three years and up to five years. In prior years, we have granted performance-based restricted stock awards conditioned on Jabil's TSR relative to that of the S&P 500 during three annual measurement periods, and stock appreciation rights or stock options.

Time-based awards are also granted to the NEOs in order to achieve specific elements of the compensation program. We believe that time-based stock awards with vesting over three years provides the recipient with the likelihood of long-term value directly aligned with the stock price and requires long-term service. This aligns with our guiding principle of creating a compensation package that is competitive, promotes retention, focuses on financial performance and balances the at-risk elements.

In October 2007, the Board of Directors adopted a stock incentive and compensation award policy. The components of the award policy are:

- Grant timing guidelines, including requirements to pre-set dates on which awards may be granted and disclose those dates;
- Exercise price guidelines, including a requirement that the exercise prices of stock options and stock appreciation rights generally will be no less than the closing price of a share of Jabil's common stock on the date of grant;
- Grant authorization guidelines, including specific deadlines for award requests by management in advance of award grant dates and prohibitions on delegation of grant authority and approval of grants by written consent; and
- Grant implementation and miscellaneous procedural guidelines, including attendance by legal counsel at all meetings at which awards and other final compensation decisions are made.

In accordance with this policy, the Compensation Committee designates the dates on which stock incentive awards may be granted to officers, directors and employees (including new hires and promoted employees) during each fiscal year. The stock and stock-based awards granted during fiscal 2013 to the NEOs were made in accordance with this policy. The dates designated by the Committee for fiscal 2014 are the dates on or about the dates on which the Committee held or will hold meetings in connection with the quarterly meetings of the Board during fiscal 2014: October 16-17, 2013 and, as currently scheduled, January 22-23, 2014, April 16-17, 2014 and July 23- 24, 2014. In the event of "special circumstances" (the determination of which is in the Committee's discretion), the Committee may grant stock and stock-based incentive awards on dates other than these designated dates.

Other Compensation Policies and Considerations

Retirement and Pension Plan, Death and Disability. Jabil does not provide qualified pension benefits to any NEO. NEOs are eligible to participate in a 401(k) Retirement Plan ("401(k) Plan"), which also includes a Company matching contribution. The Compensation Committee may, in its discretion, award a bonus for the year of retirement and also may, in its discretion, pro-rate this bonus for service through the date of retirement. Eligible officers who retire receive additional time for vesting and settlement of certain equity and equity-based grants. Eligibility is determined based upon the age and/or years of service of the particular officer. Unvested time-based RSUs fully vest upon termination due to death or disability. In the event of death, a pro rata portion of unvested performance-based RSUs and unvested long-term cash awards may vest and in the event of a termination due to disability, a pro rata portion of unvested performance-based RSUs and unvested long-term cash awards may remain outstanding and eligible for future vesting based on the actual level of achievement of the performance goals.

Severance Arrangements. Jabil's NEOs do not have employment agreements or severance benefit agreements. Upon a termination for any reason whatsoever, the NEO will receive the pro rata portion of salary earned to the date of termination. The payment of annual cash incentive compensation is paid out if the NEO was employed during the full fiscal year, although the Compensation Committee has discretion to consider pro-rata payments on a case-by-case basis if the NEO is not employed for the full fiscal year. Vested stock options and stock appreciation rights may be exercised in accordance with the applicable award agreements. All unvested restricted stock awards are forfeited unless there is a change in control or, in the case of performance-based restricted stock awards, the NEO is retirement-eligible. Unvested RSUs and unvested long-term cash awards are forfeited upon termination of employment unless there is a change in control or, for certain awards, the NEO is retirement-eligible, dies or becomes disabled. On a case by case basis, we have at the time of termination entered into severance pay agreements with certain officers for various reasons, including but not limited to obtaining agreements from departing employees not to compete with Jabil for specified periods of time.

Change in Control Arrangements. The NEOs do not have change in control severance agreements. Awards granted under the 2002 Stock Incentive Plan and the 2011 Stock Award and Incentive Plan (the "2011 SIP") may vest under certain circumstances in connection with a change in control. In addition, any shares of Jabil stock that may be deferred and that continue to be reserved under the nonqualified deferred compensation program are distributed upon a change in control.

In the event of a change in control, any award outstanding under the 2002 Stock Incentive Plan and the 2011 SIP will become fully vested on the earlier of (i) the applicable vesting date under the original vesting schedule, (ii) the first anniversary of the date of the change in control if the grantee has remained as an employee, consultant or non-employee director, and/or (iii) the date the grantee is terminated without cause or resigns for good reason. However, an award will not fully vest due to a change in control if the grantee is terminated for cause or resigns without good reason prior to the first anniversary of the date of such change in control.

With respect to the 2011 SIP, the above discussion assumes that the outstanding awards are continued, assumed or replaced in connection with the change in control by the surviving or successor entity or its parent. If the awards are not continued, assumed or replaced, then the awards will be immediately fully vested on the change in control or, at the discretion of the Compensation Committee, such awards may be terminated and cashed out. In addition, under the 2011 SIP, for purposes of these accelerated vesting provisions, any performance objectives for any performance measurement period that is in process at the time of the change in control are deemed to have been achieved at the greater of target or the level actually achieved through the change in control (with similar performance assumed achieved through the remainder of the performance period).

Under the 2002 Stock Incentive Plan, in the event of a proposed dissolution or liquidation of Jabil, all outstanding awards will terminate immediately before the consummation of such proposed action. The Board of Directors has sole discretion to declare that any option or stock appreciation right will terminate as of a date fixed by the Board of Directors and give grantees the right to exercise their options or stock appreciation rights as to all or any part of the stock covered, including shares not otherwise exercisable.

In the event of a merger or the sale of substantially all of the assets of Jabil, each outstanding option and stock appreciation right under the 2002 Stock Incentive Plan will be assumed or an equivalent option and stock appreciation right will be substituted by the successor corporation, unless otherwise determined by the Board of Directors in its discretion. If such successor refuses to assume or provide a substitute for the outstanding options or stock appreciation rights, the exercisability and termination of all or some outstanding and unexercisable options and stock appreciation rights will be accelerated, unless otherwise determined by the Board of Directors in its discretion.

In the event of the acquisition by any person other than Jabil of 50% or more of Jabil's then outstanding securities, unless otherwise determined by the Board of Directors in its discretion, all outstanding options and stock appreciation rights under the 2002 Stock Incentive Plan which are vested and exercisable will be terminated in exchange for a cash payment.

A summary of potential payments upon termination or a change in control for NEOs is set forth in "Potential Payments Upon Termination or a Change in Control".

Additional Compensation Programs in Which NEOs May Participate. NEOs are eligible to participate in those programs that are also offered to a broad-based group of our employees, including the 401(k) Plan, an employee stock purchase plan that is intended to qualify for favorable tax treatment for U.S.-based employees under section 423 of the Internal Revenue Code, and welfare benefit programs such as medical and prescription coverage, dental and vision programs, short- and long-term disability insurance, group life insurance and supplemental life insurance as well as customary vacation, leave of absence and other similar policies.

Other Compensation. For fiscal 2013, the value of the other benefits comprising "All Other Compensation" to the NEOs, other than expatriate benefits to one NEO, was minimal with the value of such benefits disclosed in detail in the Summary Compensation Table under the "All Other Compensation" column and the related notes. In fiscal 2013 as in prior years, the most significant component of these other benefits are the expatriate benefits we pay to those NEOs whom we ask to relocate that are intended to compensate for additional economic costs for such items as housing, transportation expenses and foreign income taxes resulting from providing services in such foreign jurisdictions. We do not take into account any such expatriate related payments when considering the competitiveness of an executive officer's compensation.

Nonqualified Deferred Compensation. U.S. officers may participate in a nonqualified deferred compensation program to voluntarily elect to defer up to 75% of salary and up to 100% of annual cash bonus. Participant deferrals are credited by book entry to the participant's deferral contribution account. Jabil does not make, and is not required to make, any matching contributions to this program. Jabil may, however, decide to make discretionary contributions to the program to restore any 401(k) match a participant lost due to participation in this program. Officers meeting certain criteria may also voluntarily defer receipt of compensation upon vesting of RSUs.

Deferral accounts under the plan are paid out upon the participant's termination of employment, death, or disability, or upon a determination by Jabil that a participant has suffered a financial hardship, or, if timely elected by the participant, during April of any year designated by the participant beginning with the fourth calendar year after a participant's initial deferral election with respect to a particular deferral account. Three NEOs have participated since inception in Jabil's nonqualified deferred compensation program. Jabil made no discretionary contributions to the accounts of NEOs for fiscal 2013. More information is shown in the Nonqualified Deferred Compensation in Fiscal 2013 table.

Recovery of Executive Compensation. Certain of our equity award agreements contain provisions that permit Jabil to recoup the awards if the recipient breaches certain covenants or obligations under the agreement. At this time, Jabil has not established a specific policy regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. When final rules are issued pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act concerning recovery of executive compensation, the Compensation Committee intends to adopt a specific policy in accordance with the requirements of the final rules.

Insider Trading Policy. Our insider trading policy prohibits directors, employees and certain family members from purchasing or selling any type of security, whether issued by us or another company, while aware of material non-public information relating to the issuer or from providing such material non-public information to any person who may trade while aware of such information. Trading by our officers and directors, as well as other employees who may be expected in the ordinary course of performing their duties to have access to material non-public information, is restricted to certain quarterly trading windows. While we do not have a policy that specifically prohibits executive officers from hedging the economic risk of stock ownership in Jabil stock, we discourage our executive officers from entering into certain types of hedges with respect to Jabil securities. In addition, federal securities laws prohibit the executive officers from selling "short" our stock.

Executive Share Ownership Requirements. In October 2010, the Compensation Committee adopted minimum share ownership requirements for Jabil's executive officers which are expected to be met within five years of becoming an executive officer. The executive officers are expected to own a minimum dollar value of shares equal to a multiple of their respective base salaries, as follows:

Categories	Multiple of Salary
CEO	5x
President, COO and CFO	3x
Other executive officers	1x

Shares to be counted toward these requirements include shares owned directly or indirectly (e.g., in a trust or by a spouse or minor child) and unvested time-based restricted stock/RSUs. Stock ownership is reviewed by the Compensation Committee at each January annual meeting of stockholders, and the calculation for ownership value is the number of shares owned by the executive on the first trading day of January multiplied by Jabil's average stock price for the preceding two months. All those who were executive officers as of the January 2013 Annual Meeting of Stockholders were in compliance with the share ownership requirements.

Tax Deductibility of NEO Compensation. Section 162(m) of the Internal Revenue Code generally prohibits a public company from deducting compensation paid in any year to NEOs serving at fiscal year-end (excluding our principal financial officer) in excess of $1 million unless it qualifies as "performance-based." In evaluating whether to structure executive compensation components as qualified performance-based compensation and thus, tax deductible, the Compensation Committee balances the net cost to Jabil, the market for executive talent and the need to retain and motivate its NEOs. Performance-based awards granted to executive officers that may be covered under Section 162(m) are generally structured to be fully deductible. The Committee believes, however, that it is important to preserve flexibility in administering compensation programs so as to promote corporate goals. Accordingly, the Committee from time to time has approved elements of compensation that were consistent with the objectives of the executive compensation program, but that may not be fully deductible. Time-based RSU awards and certain performance-based awards granted in fiscal 2013 (which were granted to align compensation with the new roles and responsibilities assigned to certain NEOs at a date that did not permit Section 162(m) qualification) do not qualify as performance-based compensation under Section 162(m) and therefore, in some cases, can result in compensation to certain executives that is not fully tax deductible by Jabil.

Accounting for Share-Based Compensation. Before we grant share-based compensation awards, or modify previously granted awards, we consider the accounting impact of the proposed award or modification.

January 2013 Say-On-Pay Advisory Vote on Executive Compensation. We provided stockholders with a "say-on-pay" advisory vote on executive compensation during the annual meeting in January 2013. At that annual meeting of stockholders, more than 93% of the votes cast on the say-on-pay proposal were cast "For" the approval of the compensation of our NEOs as disclosed in the proxy statement distributed in connection with that annual meeting. The Compensation Committee evaluated the results of the say-on-pay vote and in light of the substantial support for our executive compensation program, it did not make any significant changes to the executive compensation program and policies for fiscal 2013 compensation. The Committee will continue to consider the outcome of future say-on-pay votes when making future compensation decisions for the NEOs.

NEO Fiscal 2013 Compensation

NEO Total Direct Compensation Mix

The following chart illustrates the fiscal 2013 target compensation for the NEOs by element of compensation as a percentage of the NEOs' target total direct compensation, that is, salary plus the target value of the short-term cash and long-term incentives. This chart assists in demonstrating our compensation philosophy that the significant majority of each NEO's compensation be at-risk, tied to performance (both short-term and long-term) and mostly composed of equity. It reflects the mix of salary, cash and equity-based incentives at the target levels established at the beginning of fiscal 2013. "Salary" is the annual salary for the NEOs for fiscal 2013; "Target Cash Annual Incentive" is at the target payout of the short-term incentive program for fiscal 2013; "Target Cash Long-term Incentive" is at the target payout of the program for the fiscal 2013 through 2015 performance period; and "Performance-Based Equity" and "Time-Based Equity" are the grant date fair values at target for fiscal 2013. These amounts differ from those shown in the Summary Compensation Table, which reflects actual short-term cash incentives earned in fiscal 2013 and does not show the target payout of the long-term cash incentive program.

FISCAL 2013 MIX OF TARGET TOTAL DIRECT COMPENSATION ELEMENTS


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
32.5%
31.7%
31.1%
31.7%
29.2%
24.5%
29.5%
20.3%
19.9%
19.5%
19.1%
18.3%
15.3%
18.5%
18.7%
16.3%
18.5%
18.2%
18.0%
28.7%
17.7%
16.0%
15.9%
15.5%
15.9%
14.6%
12.3%
14.7%
12.5%
16.3%
15.4%
15.1%
19.9%
19.2%
19.6%
Mondello
Alexander
Muir
Peters
McGee
Main
Chiang
Performance-Based Equity (variable # of shares)
Target Cash Long-term Incentive (variable)
Target Cash Annual Incentive (variable)
Time-Based Equity (fixed # of shares)
Salary (fixed)

The chart above shows that at least 65% of NEO fiscal 2013 target compensation is variable, "at-risk" compensation, which may vest above or below target levels based upon corporate and/or business group performance. Performance must exceed a specific pre-established threshold level or the elements of variable cash and/or equity compensation will have no value at the end of the performance period. Although time-based equity grants will vest at the number of shares granted, the actual value of the time-based equity at date of vest is dependent upon Jabil's share price, which could decline during the vesting period. Therefore, over 80% of NEOs' target compensation was linked to Jabil's business performance and stock price performance.

Salary

Except for Mr. Main, all of the NEO salaries were increased in fiscal 2013 and the target annual cash incentive (as a percentage of salary) was increased for three NEOs due to the changes in their roles. These adjustments were made based upon a comprehensive review of Jabil's NEO compensation competitiveness relative to the peer group and compensation survey data. The target annual cash incentive percentages vary depending on the executive's responsibilities and market data considerations, and we believe they demonstrate Jabil's emphasis on at-risk compensation. Because target annual cash incentives are set as a percentage of salary, the increases in salary have the effect of increasing the dollar value of target annual incentives. The table below compares the fiscal 2012 and 2013 salary and annual cash incentive compensation structures.

NEO	Fiscal 2012 Salary	Fiscal 2013 Salary	% Salary Increase	Fiscal 2012 Target Annual Incentive (as a % of salary)	Fiscal 2013 Target Annual Incentive (as a % of salary)
Mondello (1)	$750,000	$925,000	23.3%	120%	150%
Alexander	$575,000	$615,000	7.0%	100%	100%
Muir (2)	$600,000	$620,000	3.3%	100%	120%
Peters (3)	$500,000	$620,000	24.0%	90%	120%
McGee	$475,000	$495,000	4.2%	90%	90%
Main (4)	$1,100,000	$1,100,000	0%	150%	150%
Chiang	$445,000	$530,000	19.1%	90%	90%

(1) Mr. Mondello was promoted to Chief Executive Officer in fiscal 2013.
(2) Mr. Muir was promoted to Chief Operating Officer in fiscal 2013.
(3) Mr. Peters was promoted to President in fiscal 2013.
(4) Mr. Main retired as Chief Executive Officer on March 1, 2013. The amount listed here under "Fiscal 2013 Salary" was the salary set early in fiscal 2013. As a result of his retirement during the fiscal year, his actual salary and annual incentive payout were prorated.

NEO Annual Cash Incentives

Definitions for Annual Cash Incentive Metrics

The following definitions are used for determining annual cash incentive compensation:

- Core operating income is operating income under GAAP before amortization of intangibles, stock-based compensation expense and related charges and goodwill impairment charges, but excludes the impact of any acquisitions closed in fiscal 2013.
- Core operating profit margin is core operating income divided by net revenue (in accordance with GAAP).
- Core ROIC is core operating income, net of tax, plus the tax effect of interest expense divided by the average total debt and stockholder's equity balances, less the average cash and cash equivalent balance and, for compensation purposes, is calculated as the sum of the quarterly core ROIC divided by four. This definition excludes the impact of any acquisitions closed in fiscal 2013.
- Net ROIC is calculated as net core operating income multiplied by (1 minus the tax rate) divided by ROIC total net assets, and this metric covers the entire fiscal year. Total net assets (as used in this definition) is working capital plus fixed assets plus goodwill and intangibles.

Selection and Weighting of Performance Measures. Each year, the Compensation Committee selects the metrics to be used to measure NEO performance. For fiscal 2013 the Committee evaluated the performance of each of the NEOs using (a) a matrix that combined corporate core operating income with corporate core operating profit margin and (b) core ROIC. In addition to those performance measurements, the performance of Mr. Chiang (the head of our Materials Technology Services group, or MTS) was also evaluated using (a) a matrix that combined MTS core operating income with MTS core operating profit margin and (b) net ROIC for MTS. In his role as EVP, Strategic Planning and Development, Mr. McGee was also given individual goals for fiscal 2013 relating to various organizational and transition matters under Mr. Mondello's leadership, implementing improvements to the strategic planning process, creating business plans that align with Jabil's growth strategy and focusing on strategic development initiatives. The first individual goal was weighted more heavily than the other individual goals. The Chief Executive Officer assessed Mr. McGee's performance and determined the payout amount for Mr. McGee's performance against his individual goals using his judgment and discretion.

The Compensation Committee selected these financial metrics in order to incent the NEOs to focus on increasing corporate income through higher margin products and services, and on achieving an efficient return on deployed capital. The Committee believes that these performance measures effectively motivated the NEOs to focus on growth in both revenue and profitability because the targets were challenging but obtainable, measurable, clearly understood and, in the Committee's belief, the drivers of the creation of sustainable long-term value for our stockholders.

The Compensation Committee determined how each performance measure was weighted for the purposes of calculating each NEO's fiscal 2013 cash incentives. The weightings vary based on each NEO's role and area of influence. The weightings are set forth in the table below.

	CORPORATE METRICS		MTS GROUP METRICS		
NEO	**Core Op Income with Core Op Profit Margin**	**Core ROIC**	**Core Op Income with Core Op Profit Margin (MTS)**	**Net ROIC**	**INDIVIDUAL GOALS**
Mondello	65%	35%	-	-	-
Alexander	65%	35%	-	-	-
Muir	65%	35%	-	-	-
Peters	65%	35%	-	-	-
McGee	50%	25%	-	-	25%
Main	65%	35%	-	-	-
Chiang	25%	10%	40%	25%	-

Determination of Incentive Targets. For each of the selected financial performance measures for the cash incentives, the Compensation Committee sets specific targets and related performance levels for fiscal 2013 early in the fiscal year. The financial performance metrics were selected from those authorized in the Short-Term Incentive Plan. All of these financial performance measures are at-risk. As mentioned above, Mr. McGee's individual goals were not financial-based, but instead were related to completion of individual objectives established and evaluated by the Chief Executive Officer.

The Compensation Committee then determined how the actual achievement of each of these financial performance metrics would translate into the calculation of each NEO's fiscal 2013 cash incentive. The Committee chose ranges that it believed were challenging, yet attainable.

The following table shows the percentages used to calculate each NEO's fiscal 2013 annual cash incentive based on the threshold, target and maximum potential achievement for the corporate financial performance metrics applicable to all of the NEOs. Thresholds and maximum levels of achievement for each of the corporate as well as individual metrics were established by the Compensation Committee, with performance below the threshold for a particular metric resulting in no payout and maximum payout capped at 200%. To simplify the presentation, certain intermediate performance levels are not shown; however, payouts were determined by linear interpolation when financial performance occurred between data points in the performance/payout schedules.

Corporate Core Operating Income with Core Operating Profit Margin						**Corporate Core ROIC**		
Threshold		*Target*		*Max*		*Threshold*	*Target*	*Max*
Op Income	*Profit Margin*	*Op Income*	*Profit Margin*	*Op Income*	*Profit Margin*			
$630m	4.00%	$770m/$860m	4.80%/4.00%	$890m/$970m	4.60%/4.45%	19.0%	25.0%	31.0%
Percentage of Achievement Level Payout								
28%		100%		200%		25%	100%	200%

Inherent in the nature of a matrix approach to measuring payout structure, the measurements of core operating income combined with core operating profit margin may result in multiple financial performance combinations that allow similar cash incentive payouts. For example, a target payout level (100%) could occur with (a) corporate core operating income of $850 million and corporate core operating profit margin of 4.3% or (b) corporate core operating income of $790 million and corporate core operating profit margin of 4.5%. At certain lower levels of performance, payout for core operating income and core operating profit margin would have occurred only if the growth in U.S. GDP for the nearest four consecutive calendar quarters reported by the U.S. federal government ending prior to August 31, 2013 was less than 0.5%.

Actual Cash Incentives. The tables below show the percentage of each annual cash incentive financial performance metric that was actually achieved in fiscal 2013 as compared to the target, as certified by the Compensation Committee in September and October 2013, and set forth the total cash incentive value at target compared to the total cash incentive amount actually received.

Performance Level Attained			
NEO	**Corporate Core Operating Income with Core Operating Profit Margin**		**Corporate Core ROIC**
	$623 million	3.4%	19.3%
Actual Fiscal 2013 Financial Achievement As A Percentage Of Target			
Mondello	0%		32%
Alexander	0%		32%
Muir	0%		32%
Peters	0%		32%
McGee (1)	0%		32%
Main	0%		32%
Chiang (2)	0%		32%

(1) The Chief Executive Officer determined that Mr. McGee achieved 90% of his individual performance goals in fiscal 2013 based on his assessment of Mr. McGee's performance.

(2) The Compensation Committee determined that Mr. Chiang achieved 170% of the MTS core operating income with core operating profit margin goal, and 200% of the MTS net ROIC goal.

Actual Fiscal 2013 Combined Total Annual Cash Incentives Received

NEO	Targeted Incentive Amount	Actual Incentive Received (1)	% of Actual Payout Against Target
Mondello	$1,387,500	$155,400	11.2%
Alexander	$615,000	$68,880	11.2%
Muir	$744,000	$83,328	11.2%
Peters	$744,000	$83,328	11.2%
McGee	$445,500	$135,878	30.5%
Main	N/A	$91,641(2)	N/A
Chiang	$477,000	$465,552(3)	97.6%

(1) The values of the fiscal 2013 actual cash incentives received also appear in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.
(2) Mr. Main retired as an employee during fiscal 2013 and received a bonus prorated for the time of his tenure.
(3) Actual performance for the MTS group exceeded target. The Compensation Committee, after considering the overall performance of the MTS group, exercised negative discretion on Mr. Chiang's MTS certified results resulting in a 19.5% reduction in the total annual cash incentive actually received.

NEO Long-Term Incentives

Definitions for Long-Term Incentive Metrics
The following definitions are used for determining long-term incentive compensation:

- Cumulative core EPS is adjusted core EPS up to a five-year performance period for long-term equity-based awards and a three-year performance period for long-term cash awards.
- Adjusted core EPS is GAAP net income before amortization of intangibles, stock-based compensation expense and related charges and goodwill impairment charges, net of tax and deferred tax valuation allowance charges that result from the write-off of goodwill and impairment charges, divided by the weighted average number of outstanding shares determined in accordance with GAAP.

Long-Term Compensation
For fiscal 2013, the Compensation Committee granted the NEOs one type of performance-based RSU award and one type of time-based RSU award, with the potential to achieve the most value placed on the performance-based grant. At the target amounts, the performance-based RSU awards and time-based RSU awards represented approximately 67% and 33%, respectively, of the total fair value of the fiscal 2013 equity awards. The Committee granted RSUs with accumulated dividend equivalents, which allow cash payment upon vesting of the same amount that would have been paid in dividends during the vesting period (without interest).

The Compensation Committee also granted the NEOs a long-term cash incentive award in fiscal 2013 in an attempt to incent superior core EPS growth over a three-year performance period. This award is not tied to stock price and does not have dividend equivalents associated with the vesting event. The awards vest at a fixed dollar amount based upon cumulative core EPS performance during the performance period.

Performance-Based Equity Awards. These awards are at-risk and variable and vesting is based on the achievement of cumulative core EPS over an initial three-year performance period. The cumulative core EPS target for fiscal 2013 is a 9% compound annual growth rate ("CAGR") over the performance period. The Compensation Committee believes that measuring performance against a multi-year measurement of cumulative core EPS aligns the NEOs' compensation with stockholders' interests over a longer term horizon.

The awards contain a threshold level. If cumulative core EPS at the end of the initial three-year period equals or exceeds the target goal, then the corresponding number of RSUs vest (up to 100% of the number granted) and no additional RSUs associated with the award will vest. However, if at the end of the initial three-year performance period cumulative core EPS is below the target goal, then the corresponding number of RSUs will vest (that is, less than 100% of the number granted), and the RSUs will have up to two additional years to vest up to the target number (100%) of RSUs initially granted based upon cumulative core EPS goals that are tied to a continued 9% CAGR. We believe the additional two years of vesting (if less than 100% of the shares granted actually vest at the end of the initial three-year performance period) continue to motivate the NEOs to achieve long-term EPS growth if, among other potential causes, weak global macroeconomic conditions hamper Jabil's core EPS during the initial performance period. The Committee chose to cap the RSUs that may vest at 100% of the number granted in order to limit share usage.

The table below illustrates the cumulative core EPS goals and corresponding threshold and target shares that could vest during the initial three-year performance period and potential subsequent performance periods. Performance results between a threshold level and target level are determined by means of interpolation. If less than 100% of the RSUs granted in fiscal 2013 vest at the end of the three or four year performance periods, then up to 100% may vest according to the following schedule (reduced by the number of RSUs that previously vested). Maximum achievement is capped at 100%.

	Cumulative Core EPS Three-year Performance Period (9/1/2012 - 8/31/2015)	**Percentage of Shares to Vest**	**Cumulative Core EPS Four-year Performance Period (9/1/2012 - 8/31/2016)**	**Percentage of Shares to Vest (1)**	**Cumulative Core EPS Five-year Performance Period (9/1/2012 - 8/31/2017)**	**Percentage of Shares to Vest (2)**
Threshold	$7.41	20%	$9.92	20%	$12.47	20%
Target/Max*	$8.65	100%	$12.06	100%	$15.79	100%

* *assumes 9% CAGR of cumulative core EPS*

(1) If less than 100% of the RSUs granted in fiscal 2013 vest at the end of the three-year performance period, then up to 100% may vest as set forth above (reduced by the number of RSUs that previously vested in the three-year performance period).

(2) If less than 100% of the RSUs granted in fiscal 2013 vest at the end of the four-year performance period, then up to 100% may vest as set forth above (reduced by the number of RSUs that previously vested in the three and four-year performance periods).

Performance-Based Cash Awards. These awards are at-risk and variable and vesting is based on the achievement of cumulative core EPS over a three-year performance period. If the CAGR of cumulative core EPS equals or exceeds a target of 14% during the performance period (which equates to a cumulative core EPS of $9.49 or greater), then 100% of the long-term cash incentive will vest. However, if at the end of the three-year performance period cumulative core EPS is equal to or below the threshold goal of $8.65, then no cash awards will vest.

The table below illustrates the cumulative core EPS goals and corresponding percentage of the performance-based cash award that could vest during the three-year performance period. Performance results between a threshold level and target level are determined by means of interpolation.

Cumulative Core EPS Three-year Performance Period (9/1/2012 - 8/31/2015)	**Percentage of Cash Awards to Vest**
Equal to or less than $8.65	0%
$8.81	20%
$8.98	40%
$9.15	60%
$9.32	80%
$9.49 or greater	100%

For additional information relating to the terms and conditions of our performance-based awards, see the notes to the Grants of Plan-Based Awards in Fiscal 2013 Table.

Time-Based Awards. The time-based awards made to the NEOs for fiscal 2013 vest at the rate of 30% on the first anniversary of the date of grant, 30% on the second anniversary of the date of grant, and the remaining 40% on the third anniversary of the date of grant. The Compensation Committee believes that providing time-based awards supports our guiding principle of competitiveness and promotes retention. The Committee chose the graduated vesting schedule to further the goal of retention, as the greatest percentage of shares vest in the third year after the grant. Additionally, time-based awards comprise a minority of the NEOs' fiscal 2013 target total direct compensation, ranging from 12.5% to 19.9% of the NEOs' fiscal 2013 target total compensation, including the long-term cash incentive awards.

CEO Compensation for Fiscal 2013

As a result of the Board of Directors' CEO succession planning, the Board determined that Mr. Mondello would become Jabil's CEO upon the retirement of Mr. Main in March 2013. Following the conclusion of fiscal 2012, the Compensation Committee met in executive session to determine a compensation package that recognized Mr.

Mondello's expected, upcoming transition from Chief Operating Officer to CEO. The Committee considered market data of other CEOs and sought to set Mr. Mondello's target total direct compensation (base salary plus target annual cash incentive plus the value of equity incentive awards at date of grant) at less than the 50th percentile (median) of the market data since this was Mr. Mondello's first year serving as CEO.

Mr. Main retired as CEO on March 1, 2013. Jabil achieved significant growth during Mr. Main's tenure and we believe he successfully led Jabil to execute a well-designed strategy of building significant market presence and diversification. Recent years have seen core operating income and net revenue at the highest levels in Jabil's history and consistent improvements in core ROIC and core operating profit margin. Jabil's TSR exceeded the S&P 500 in three and five-year performance over the most recent applicable periods. Mr. Main's compensation package for fiscal 2013 was set at the same level as the prior year, and was prorated for his period of service during the fiscal year.

Neither Mr. Mondello's nor Mr. Main's compensation package included pension benefits, severance commitments, tax gross-up commitments, nor significant perquisites. Additional items of CEO compensation are generally those available to all salaried U.S. employees (such as 401(k) matching contributions). Because many CEOs at comparable companies receive significant compensation in the form of perquisites and benefits, we believe that Mr. Mondello's and Mr. Main's total remuneration opportunities likely would be comparatively lower if compensation items beyond total direct compensation were taken into account for a market comparison.

Compensation Committee Report

The following Compensation Committee Report does not constitute soliciting material and the Report should not be deemed filed or incorporated by reference into any other previous or future filings by Jabil under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Jabil specifically incorporates this Report by reference therein.

The Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" section of this proxy statement. Based on its review and discussion, the Compensation Committee has recommended to the Board and the Board has approved, that this Compensation Discussion and Analysis be included in this proxy statement for the Annual Meeting of Stockholders and incorporated by reference in Jabil's Annual Report on Form 10-K for the fiscal year ended August 31, 2013.

By the Compensation Committee
David M. Stout, Chair
Mel S. Lavitt
Lawrence J. Murphy

Summary Compensation Table

The following table summarizes the compensation of our NEOs for fiscal 2013, 2012 and 2011. The NEOs are our Chief Executive Officer, our former Chief Executive Officer, our Chief Financial Officer, each of our next three most highly compensated executive officers based upon their total compensation during fiscal 2013, and one additional individual who was an executive officer for portions of fiscal 2013 but was not an executive officer as of August 31, 2013.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Mark T. Mondello, *Chief Executive Officer*	2013	925,000	3,593,462	155,400	10,200	4,684,062
	2012	750,000	3,237,768	694,800	13,897	4,696,465
	2011	725,000	3,682,202	1,123,605	14,468	5,545,275
Forbes I. J. Alexander, *Chief Financial Officer*	2013	615,000	1,797,488	68,880	5,100	2,486,468
	2012	575,000	2,336,265	443,900	10,321	3,365,486
	2011	550,000	2,414,710	639,293	4,900	3,608,903
William D. Muir, Jr., *Chief Operating Officer*	2013	620,000	1,878,096	83,328	10,200	2,591,624
	2012	600,000	2,437,976	217,500	12,224	3,267,700
	2011	555,000	2,619,616	460,789	435,465	4,070,870
William E. Peters, *President*	2013	620,000	1,950,168	83,328	11,599	2,665,095
Joseph A. McGee, *Executive Vice President, Strategic Planning and Development*	2013	495,000	1,087,152	135,878	10,200	1,728,230
Timothy L. Main, (5) *Chief Executive Officer, President*	2013	545,479	2,112,000	91,641	4,209	2,753,330
	2012	1,100,000	6,856,557	1,273,800	2,146	9,232,503
	2011	1,050,000	7,277,500	1,966,309	-	10,293,809
Hwai H. Chiang, (6) *Executive Vice President, Materials Technology Services*	2013	530,000	1,193,456	465,552	499,798	2,688,806
	2012	445,000	1,582,021	627,784	229,572	2,884,377

(1) The "Salary" column reflects the salaries for the fiscal year on an accrual basis.

(2) Amounts shown under the "Stock Awards" column reflect the aggregate grant date fair value of the award pursuant to ASC 718, excluding the effect of estimated forfeitures related to service-based vesting conditions. The assumptions used for the valuations are set forth in Note 10 to our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended August 31, 2013. A portion of the awards listed above are subject to performance conditions, with the grant date fair value calculated for purposes of the "Stock Awards" column assuming a target level of achievement. For the performance-based RSU awards granted in fiscal 2013, the target and maximum level are the same. See the Grants of Plan-Based Awards in Fiscal 2013 table and the "Compensation Discussion and Analysis" for information with respect to RSU awards made in fiscal 2013 and the Outstanding Equity Awards at 2013 Fiscal Year End table with respect to RSU awards made prior to fiscal 2013. Amounts reflect our accounting for these grants and do not correspond to the actual values that may be realized by the NEOs.

(3) Amounts shown under the "Non-Equity Incentive Plan Compensation" column represent annual incentive award amounts under our Annual Incentive Plan for services performed in each fiscal year including $50,500 and $232,776 deferred in fiscal 2013 by Mr. McGee and Mr. Chiang, respectively, under Jabil's Executive Deferred Compensation Plan. For additional information about our Annual Incentive Plan and these payouts see the "Compensation Discussion and Analysis" and the Grants of Plan-Based Awards in Fiscal 2013 table.

(4) The following table describes the components of the "All Other Compensation" column for fiscal 2013:

Name	Jabil Contributions to 401(k) Plan	Perquisites and Other Personal Benefits	Expatriate Benefits	Total
Mondello	$10,200	-	-	$10,200
Alexander	$5,100	-	-	$5,100
Muir	$10,200	-	-	$10,200
Peters	$10,200	$1,399(a)	-	$11,599
McGee	$10,200	-	-	$10,200
Main	-	$4,209(a)	-	$4,209
Chiang	$11,556	-	$488,242(b)	$499,798

a) For Messrs. Peters and Main these amounts are for physical examinations.

b) This sum is equal to the following amounts paid by Jabil to Mr. Chiang, or to some third party on behalf of Mr. Chiang, as a result of his ongoing work assignment in Singapore:

i. $127,413 in connection with Mr. Chiang's housing and utilities in Singapore.
ii. $52,244 in order to compensate Mr. Chiang for the difference in purchasing power (COLA) between his home in California and Singapore.
iii. $15,682 for Mr. Chiang's automobile and other transportation expenses in Singapore.
iv. $8,213 related to relocation.
v. $1,520 for phone usage.
vi. $134,000 US tax gross up related to Mr. Chiang's assignment allowances, foreign taxes and home leave payments.
vii. $6,700 for tax preparation fees.
viii. $37,539 related to education for his children.
ix. $62,500 related to home leave.
x. $931 related to immigration costs.
xi. $41,500 related to California 2012 tax extension payments.

Jabil restricts its executives' use of corporate aircraft for personal purposes. When it does permit such use, it requires the executive to reimburse Jabil for an amount equal to or exceeding the flight's aggregate incremental costs. As a result of such reimbursement, no perquisite disclosure is required under the SEC's applicable disclosure rules.

(5) Mr. Main retired as our Chief Executive Officer and President effective March 1, 2013.
(6) The Board of Directors determined that Mr. Chiang was no longer an executive officer as of July 18, 2013.

Grants of Plan-Based Awards in Fiscal 2013

The following table provides information about cash and equity incentive compensation awarded to our NEOs in fiscal 2013, including: (1) the grant date of awards; (2) the range of possible cash payouts under our Annual Incentive Plan for fiscal 2013 performance and the range of possible cash payouts under our long-term cash incentive awards granted under our 2011 Stock Award and Incentive Plan for achievement of pre-specified levels of performance (over the performance period as described in the "Compensation Discussion and Analysis" section of this proxy statement) (3) the range of shares that may be earned under our performance-based RSU awards for achievement of pre-specified levels of performance (over the performance period as described in the "Compensation Discussion and Analysis" section of this proxy statement); (4) the number of time-based RSUs granted (which are included in the "All Other Stock Awards: Number of Shares of Stocks or Units" column); and (5) the grant date fair value of performance-based RSUs and time-based RSUs computed under ASC 718.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)				All other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)(4)
		Threshold ($)	Target ($)	Max ($)	Type (3)	Threshold (#)	Target (#)	Max (#)		
Mondello	10/16/12	373,931	1,387,500	2,775,000						
	10/16/12				EPS	27,360	136,797	136,797		2,407,627
	10/16/12				TBRS				67,377	1,185,835
	11/19/12	1	1,507,500	1,507,500						
Alexander	10/16/12	165,743	615,000	1,230,000						
	10/16/12				EPS	13,618	68,090	68,090		1,198,384
	10/16/12				TBRS				34,040	599,104
	11/19/12	1	750,350	750,350						
Muir	10/16/12	200,508	744,000	1,488,000						
	10/16/12				EPS	14,228	71,140	71,140		1,252,064
	10/16/12				TBRS				35,570	626,032
	11/19/12	1	783,960	783,960						
Peters	10/16/12	200,508	744,000	1,488,000						
	10/16/12				EPS	14,228	71,140	71,140		1,300,112
	10/16/12				TBRS				35,570	650,056
	11/19/12	1	783,960	783,960						
McGee	10/16/12	123,626	445,500	779,625						
	10/16/12				EPS	8,236	41,180	41,180		724,768
	10/16/12				TBRS				20,590	362,384
	11/19/12	1	453,800	453,800						
Main	10/16/12	444,675	1,650,000	3,300,000						
	10/16/12				EPS	16,000	80,000	80,000		1,408,000
	10/16/12				TBRS				40,000	704,000
	11/19/12	1	881,600	881,600						
Chiang	10/16/12	122,589	477,000	954,000						
	10/16/12				EPS	9,042	45,210	45,210		795,696
	10/16/12				TBRS				22,600	397,760
	11/19/12	1	498,210	498,210						

(1) The "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column shows the range of possible cash payouts for the awards (1) granted on October 16, 2012 under our Annual Incentive Plan for achievement of pre-specified levels of performance in fiscal 2013 and (2) granted on November 19, 2012 under our 2011 Stock Award and Incentive Plan for achievement of pre-specified levels of performance over the long-term performance period. If performance is below threshold, then no amounts will be paid. For additional information related to the annual cash incentive awards and long-term cash incentive awards, including performance goals, measures and weighting, see "Compensation Discussion and Analysis". For actual annual cash incentive award payout amounts for fiscal 2013, see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(2) The "Estimated Future Payouts Under Equity Incentive Plan Awards" column shows the range of shares that may be earned in respect of performance-based RSUs granted under our 2011 Stock Award and Incentive Plan in fiscal 2013. For additional information related to the performance period, performance measures and targets, see "Compensation Discussion and Analysis". During the performance period, the NEO will accrue dividend equivalents on RSUs equal to the cash dividend or distribution that would have been paid on the RSU had the RSU been an issued and outstanding share of common stock on the record date for the dividend or distribution. Such accrued dividend equivalents will vest and become payable upon the same terms and at the same time of settlement as the RSUs to which they relate. See the "Long-Term Compensation" portion of the "Compensation Discussion and Analysis" section for treatment of dividends under RSU awards. See the "Potential Payments Upon Termination or a Change in Control" section and the "Other Compensation Policies and Considerations" portion of the "Compensation Discussion and Analysis" section for treatment of RSU awards upon a change in control and upon termination of employment due to retirement, death or disability.

(3) The type of award refers to awards' vesting criteria and related terms. "EPS" refers to performance-based RSU awards based on cumulative core EPS targets. "TBRS" refers to time-based awards.

(4) The "Grant Date Fair Value of Stock Awards" column shows the full grant date fair value of the performance- and time-based RSUs granted to the NEOs in fiscal 2013. The grant date fair value of the awards is determined under ASC 718 and represents the amount we would expense in our financial statements over the vesting schedule for the awards. In accordance with SEC rules, the amounts in this column reflect the actual ASC 718 accounting cost without reduction for estimates of forfeitures related to service-based vesting conditions. The fair value of each share underlying a performance-based award for this purpose is equal to the closing price per share of a share of our common stock on the grant date. The amounts reflect our accounting for these grants and do not correspond to the actual values that may be realized by the NEOs.

Outstanding Equity Awards at 2013 Fiscal Year End

The following table provides information regarding outstanding unexercised stock options (including SARs) and unvested RSU awards held by each of our NEOs as of August 31, 2013. Each grant of options (including SARs) or unvested RSU awards is shown separately for each NEO. The vesting schedule for each award of options (including SARs) is shown following this table based on the grant date.

		OPTION AWARDS (1)				STOCK AWARDS			
Name	Award Grant Date	Number of Securities Underlying Unexer-cised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares Units or Other Rights that Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(5)
Mondello	10/02/2003	75,000	-	26.14	10/02/2013	-	-	-	-
	12/16/2003	50,000	-	26.75	12/16/2013	-	-	-	-
	10/20/2004	120,000	-	24.02	10/20/2014	-	-	-	-
	10/11/2005	64,630	-	29.79	10/10/2015	-	-	-	-
	10/26/2006	74,933	-	29.31	10/25/2016	-	-	-	-
	10/24/2007	20,000	-	21.56	10/23/2017	-	-	-	-
	10/21/2010	-	-	-	-	26,575	606,442	199,309	4,548,231
	10/20/2011	-	-	-	-	39,144	893,266	111,840	2,552,189
	10/16/2012	-	-	-	-	67,377	1,537,543	136,797	3,121,708
Alexander	10/02/2003	50,000		26.14	10/02/2013				
	12/16/2003	15,000	-	26.75	12/16/2013	-	-	-	-
	10/20/2004	65,000	-	24.02	10/20/2014	-	-	-	-
	10/11/2005	38,537	-	29.79	10/10/2015	-	-	-	-
	10/26/2006	45,763	-	29.31	10/25/2016	-	-	-	-
	10/24/2007	15,000	-	21.56	10/23/2017	-	-	-	-
	10/21/2010	-	-	-	-	17,640	402,545	132,300	3,019,086
	10/20/2011	-	-	-	-	28,245	644,551	80,700	1,841,574
	10/16/2012	-	-	-	-	34,040	776,793	68,090	1,553,814

		OPTION AWARDS (1)				STOCK AWARDS			
Name	Award Grant Date	Number of Securities Underlying Unexer-cised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares Units or Other Rights that Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(5)
Muir	10/02/2003	50,000	-	26.14	10/02/2013	-	-	-	-
	12/16/2003	15,000	-	26.75	12/16/2013	-	-	-	-
	10/20/2004	65,000	-	24.02	10/20/2014	-	-	-	-
	10/11/2005	32,114	-	29.79	10/10/2015	-	-	-	-
	10/26/2006	36,128	-	29.31	10/25/2016	-	-	-	-
	10/24/2007	25,000	-	21.56	10/23/2017	-	-	-	-
	10/21/2010	-	-	-	-	20,344	464,250	152,580	3,481,876
	10/20/2011	-	-	-	-	29,475	672,620	84,213	1,921,741
	10/16/2012	-	-	-	-	35,570	811,707	71,140	1,623,415
Peters	10/02/2003	65,000	-	26.14	10/02/2013	-	-	-	-
	12/16/2003	50,000	-	26.75	12/16/2013	-	-	-	-
	10/20/2004	65,000	-	24.02	10/20/2014	-	-	-	-
	10/11/2005	32,114	-	29.79	10/10/2015	-	-	-	-
	10/26/2006	36,128	-	29.31	10/25/2016	-	-	-	-
	10/24/2007	20,000	-	21.56	10/23/2017	-	-	-	-
	10/21/2010	-	-	-	-	13,196	301,133	98,970	2,258,495
	10/20/2011	-	-	-	-	21,493	490,470	61,407	1,401,308
	10/16/2012	-	-	-	-	25,560	583,279	51,120	1,166,558
	01/24/2013	-	-	-	-	10,010	228,428	20,020	456,856
McGee	10/02/2003	50,000	-	26.14	10/02/2013	-	-	-	-
	12/16/2003	15,000	-	26.75	12/16/2013	-	-	-	-
	10/20/2004	65,000	-	24.02	10/20/2014	-	-	-	-
	10/11/2005	32,114	-	29.79	10/10/2015	-	-	-	-
	10/26/2006	36,128	-	29.31	10/25/2016	-	-	-	-
	10/24/2007	20,000	-	21.56	10/23/2017	-	-	-	-
	10/21/2010	-	-	-	-	10,310	235,274	77,320	1,764,442
	10/20/2011	-	-	-	-	17,500	399,350	50,000	1,141,000
	10/16/2012	-	-	-	-	20,590	469,864	41,180	939,728
Main	10/02/2003	105,000	-	26.14	10/02/2013				
	12/16/2003	65,000	-	26.75	12/16/2013	-	-	-	-
	10/20/2004	105,000	-	24.02	10/20/2014	-	-	-	-
	10/25/2005	140,000	-	30.05	10/24/2015	-	-	-	-
	10/26/2006	140,000	-	29.31	10/25/2016	-	-	-	-
	10/24/2007	37,000	-	21.56	10/23/2017	-	-	-	-
	10/21/2010	-	-	-	-	56,667	1,293,141	424,999	9,698,477
	10/20/2011	-	-	-	-	82,066	1,872,746	238,026	5,431,753
	10/16/2012	-	-	-	-	40,000	912,800	80,000	1,825,600
Chiang	04/24/2007	5,760	-	23.00	04/23/2017	-	-	-	-
	10/24/2007	20,000	-	21.56	10/23/2017	-	-	-	-
	10/21/2010	-	-	-	-	8,256	188,402	61,920	1,413,014
	10/20/2011	-	-	-	-	19,127	436,478	54,647	1,247,045
	10/16/2012	-	-	-	-	22,600	515,732	45,210	1,031,692

(1) The options include incentive stock options, nonqualified stock options and SARs. The exercise or base price for all grants is the closing price of a share of our common stock on the last trading day before the date of grant, in accordance with the terms of our equity incentive plans as in effect prior to October 25, 2007. The exercise price of stock options may be paid in cash and/or shares of our common stock, or an option holder may use "broker assisted cashless exercise" or "net settlement" procedures. All SARs are settled in shares of our common stock. In the event of termination of employment for any reason other than retirement, stock options and SARs may be exercised only to the extent they were vested on the date of termination. Stock options and SARs expire 10 years from the date of grant, subject to earlier termination if the grantee's employment terminates in certain circumstances. In the event of termination for any reason other than retirement, death or disability, stock options and SARs may be exercised during the 30-day period following termination. In the event of death or disability, stock options and SARs remain exercisable for a period of 12 months but in no event after the stated expiration date of the award. In the event of retirement, stock options and SARs remain exercisable for a specified period of time based upon the NEO's age and/or years of service with Jabil. The following table details the vesting schedule for stock option and SAR grants based upon the grant date:

Grant Date	Vesting
10/02/2003	Options vested at a rate of 12% after the first six months (on April 17, 2003 and April 2, 2004, respectively) and 2% per month thereafter, becoming fully vested after a 50-month period (on December 17, 2006 and December 2, 2007, respectively).
12/16/2003	Options vested upon the earlier of 7 years (on December 16, 2010) or satisfaction of specific performance goals. The performance goals associated with this grant were based upon Jabil's total shareholder return compared to peer group companies.
10/20/2004	Options vested at a rate of 12% after the first six months (on April 20, 2005) and 2% per month thereafter, becoming fully vested after a 50-month period (on December 20, 2008).
10/11/2005, 10/25/2005, 10/26/2006	SARs vested at a rate of one-twelfth fifteen months after the grant date (on January 11, 2007, January 25, 2007 and January 26, 2008, respectively) with an additional one-twelfth vesting at the end of each three-month period thereafter, becoming fully vested after a 48-month period (on October 11, 2009, October 25, 2009 and October 26, 2010, respectively).
4/24/2007	SARs vested at a rate of one-twelfth fifteen months after the grant date (on July 24, 2008) with an additional one-twelfth vesting at the end of each three-month period thereafter, becoming fully vested after a 48-month period (on April 24, 2011).
10/24/2007	SARs vested at a rate of one-twelfth fifteen months after the grant date (on January 24, 2009) with an additional one-twelfth vesting at the end of each three-month period thereafter, becoming fully vested after a 48-month period (on October 24, 2011).

(2) These are grants of time-based RSUs and will cease being restricted at the rate of 30% on the first anniversary of the grant date, 30% on the second anniversary of the grant date, and 40% on the third anniversary of the grant date. The NEO will accrue dividend equivalents on RSUs equal to the cash dividend or distribution that would have been paid on the RSU had the RSU been an issued and outstanding share of common stock on the record date for the dividend or distribution. Such accrued dividend equivalents will vest and become payable upon the same terms and at the same time of settlement as the RSUs to which they relate. See the "Long-Term Compensation" portion of the "Compensation Discussion and Analysis" section for treatment of dividends under RSU awards. See the "Potential Payments Upon Termination or a Change in Control" section and the "Other Compensation Policies and Considerations" portion of the "Compensation Discussion and Analysis" section for treatment of RSU awards upon a change in control and upon termination of employment due to retirement, death or disability.

(3) The market value shown was determined by multiplying the number of shares of stock that have not vested by $22.82, the closing market price of Jabil common stock on August 31, 2013.

(4) These amounts represent the number of shares of performance-based RSUs granted in (a) fiscal 2011 with a three-year performance period covering fiscal years 2011 through 2013, (b) fiscal 2012 with a performance period as described in the "Compensation Discussion and Analysis" and (c) fiscal 2013 with a performance period as described in the "Compensation Discussion and Analysis". For the performance-based RSUs granted in fiscal 2011, the number of shares and related values as of August 31, 2013 represent the award at maximum peformance level because actual performance through that date was at maximum level. For the performance-based RSUs granted in fiscal 2012 and 2013, the the number of shares and related values as of August 31, 2013 represent the award at target level because actual performance through that date was at target level. Actual results may cause our NEOs to earn more or fewer shares. During the performance period, the NEO will accrue dividend equivalents on RSUs equal to the cash dividend or distribution that would have been paid on the RSU had the RSU been an issued and outstanding share of common stock on the record date for the dividend or distribution. Such accrued dividend equivalents will vest and become payable upon the same terms and at the same time of settlement as the RSUs to which they relate. See the "Long-Term Compensation" portion of the "Compensation Discussion and Analysis" section for treatment of dividends under RSU awards. See the "Potential Payments Upon Termination or a Change in Control" section and the "Other Compensation Policies and Considerations" portion of the "Compensation Discussion and Analysis" section for treatment of RSU awards upon a change in control and upon termination of employment due to retirement, death or disability.

(5) The market value shown was determined by multiplying the number of shares of unearned performance-based RSUs at the applicable level of performance set forth in footnote (4) by $22.82, the closing market price of Jabil common stock on August 31, 2013.

Option Exercises and Stock Vested in Fiscal 2013

Our NEOs acquired the following shares upon the exercise of options (including SARs) and vesting of stock awards during fiscal 2013:

Name	OPTION AWARDS		STOCK AWARDS	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Mondello	80,500	326,226	276,707	4,723,633
Alexander	0	0	175,185	2,990,846
Muir	64,400	239,358	154,550	2,639,316
Peters	0	0	118,107	2,016,659
McGee	0	0	114,232	1,950,048
Main	0	0	430,170	7,346,222
Chiang	0	0	66,258	1,131,860

(1) The value realized upon the exercise of stock options and SARs is the difference between the exercise or base price and the market price of our common stock upon exercise for each option or SAR. The value realized was determined without considering any taxes that were owed upon exercise.

(2) The value realized upon vesting is determined by multiplying the number of shares that vested by Jabil's closing stock price per share on the day prior to the vesting date. The value realized was determined without considering any taxes that were owed upon vesting.

Non-Qualified Deferred Compensation in Fiscal 2013

In fiscal 2013, we permitted NEOs to elect to defer a portion of salary and annual incentive awards under the Jabil Circuit, Inc. Executive Deferred Compensation Plan. The following table shows cash compensation that was deemed deferred by our NEOs, the aggregate earnings and aggregate withdrawals or distributions during fiscal 2013, and the aggregate balance deemed as of August 31, 2013. For additional information on this plan, see the "Other Compensation Policies and Considerations" portion of the "Compensation Discussion and Analysis" section.

Name	NEO Contributions in Fiscal 2013 ($)(1)	Registrant Contributions in Fiscal 2013 ($)	Aggregate Earnings in Fiscal 2013 ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance as of August 31, 2013 ($)(1)
Mondello	-	-	-	-	-
Alexander	-	-	50,415	-	569,947(3)
Muir	-	-	-	-	-
Peters	-	-	-	-	-
McGee	82,865(2)	-	22	-	82,887
Main	-	-	-	-	-
Chiang	386,872(2)	-	54,310	-	891,676(3)

(1) The fiscal 2013 annual cash incentive award deferrals occurred in November 2013 at the time the annual cash incentive awards were paid; however, the annual cash incentive award deferrals are deemed to have been made as of August 31, 2013.

(2) For Mr. McGee, $32,365 of these contributions came from his salary for fiscal 2013 and are reported in the "Salary" column of the Summary Compensation Table for fiscal 2013 and $50,500 of these contributions came from his annual cash incentive award for fiscal 2013 and are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for fiscal 2013. For Mr. Chiang, $154,096 of these contributions came from his salary for fiscal 2013 and are reported in the "Salary" column of the Summary Compensation Table for fiscal 2013 and $232,776 of these contributions came from his annual cash incentive award for fiscal 2013 and are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for fiscal 2013.

(3) Of the $569,947 reported in this column for Mr. Alexander, (a) $307,505 was reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for fiscal 2011, (b) $170,730 was reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for fiscal 2012 . Of the $891,676 reported in this column for Mr. Chiang, (a) $87,288 was reported in the "Salary" column of the Summary Compensation Table for fiscal 2012, (b) $188,335 was reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for fiscal 2012.

Potential Payments Upon Termination or a Change in Control

Jabil's NEOs do not have employment or severance agreements. Accordingly, upon a termination with or without cause, or following a change in control or for any other reason, the only cash amounts the applicable NEO(s) receive are salary and bonus earned to the date of termination, unless Jabil decides at that time to voluntarily make some type of cash severance payment. The Compensation Committee may, in its discretion, award a bonus for the year of retirement, pro-rated for service through the date of retirement. The only other scenarios in which our NEOs may receive additional amounts are in connection with accelerated or continued vesting of outstanding equity awards and long-term cash incentive awards following a change in control, retirement, death or disability.

In the event of a change in control, awards outstanding under the 2002 Stock Incentive Plan and the 2011 Stock Award and Incentive Plan will accelerate on the first anniversary of the change in control if the NEO has remained an employee, consultant or non-employee director or, if earlier, on the date the grantee is terminated without cause or resigns for good reason. With respect to the 2011 Stock Award and Incentive Plan, the preceding discussion assumes that the outstanding awards are continued, assumed or replaced in connection with the change in control by the surviving or successor entity or its parent. If the awards are not continued, assumed or replaced, then the awards will be immediately fully vested on the change in control or, at the discretion of the Compensation Committee, such awards may be terminated and cashed out. These provisions are more fully discussed in the "Change in Control Arrangements" section above.

In general, upon termination of employment, all unvested RSUs are forfeited unless (i) there is a change in control, or (ii) in the case of RSUs granted beginning in fiscal 2011, the NEO is retirement-eligible, dies or becomes disabled, or (iii) in the case of performance-based RSUs granted prior to fiscal 2011, the NEO is retirement-eligible. In fiscal 2013, the Compensation Committee approved long-term performance-based cash incentive awards that are forfeited upon termination of employment unless (i) there is a change in control, (ii) the NEO is retirement-eligible, dies or becomes disabled. Awards that contain retirement, death or disability provisions may vest in whole or in part as discussed in the "Other Compensation Policies and Considerations" portion of the "Compensation Discussion and Analysis".

The following table sets forth the additional amounts that could have been realized by each NEO if termination of his employment were to have occurred as of August 31, 2013 for these scenarios.

All NEOs	Termination Due to Change in Control	Termination Due to Retirement	Termination Due to Death	Termination Due to Disability
Salary	$0	$0	$0	$0
Cash Incentives	$0	$0	$0	$0
Equity	All unvested equity grants would be accelerated, resulting in these values:	Unvested performance-based and time-based RSUs would continue to vest, resulting in these values:	Unvested performance-based and time-based RSUs would vest immediately, resulting in these values:	Unvested time-based RSUs would vest immediately and unvested performance–based RSUs would continue to vest, resulting in these values:
Mondello	$14,535,473	$4,548,231	$ 7,585,482	$10,327,510
Alexander	$9,159,149	$7,559,330	$ 4,842,975	$6,588,628
Muir	$9,936,467	$3,481,876	$ 5,430,453	$7,252,751
Peters	$7,587,171	$6,281,584	$ 3,861,806	$5,337,149
McGee	$5,520,158	$4,533,512	$ 2,868,930	$3,942,840
Main	$23,750,394	$21,034,518	$13,777,164	$18,006,866
Chiang	$5,455,874	$1,413,014	$2,553,626	$3,728,887

The values above represent achievement of the maximum amount that could be realized at the market closing price on August 31, 2013. The only equity grants that were unvested at August 31, 2013 are RSU grants as all options and SARs have vested as of August 31, 2013.

Other Procedural Matters

Jabil knows of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as Jabil may recommend.

Jabil's Annual Report on Form 10-K, as filed by Jabil with the SEC (excluding exhibits), is a portion of the Annual Report that is being mailed, together with this Proxy Statement, to all stockholders entitled to vote at the Annual Meeting. However, such Annual Report, including the Annual Report on Form 10-K, is not to be considered part of this proxy solicitation material.

THE BOARD OF DIRECTORS

St. Petersburg, Florida
December 17, 2013